    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 26, 1994


                                                       REGISTRATION NO. 33-55199

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-4

                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                         COMMUNITY HEALTH SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)

            DELAWARE                           8060                    76-0137985
 (State or other jurisdiction of   (Primary Standard Industrial     (I.R.S. Employer
 incorporation or organization)    Classification Code Number)    Identification No.)

                          3707 FM 1960 WEST, SUITE 500
                              HOUSTON, TEXAS 77068
                                 (713) 537-5230
          Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               DEBORAH G. MOFFETT
                            VICE PRESIDENT, FINANCE
                         COMMUNITY HEALTH SYSTEMS, INC.
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                            ------------------------

                                   COPIES TO:

        ALAN JACOBS, Esq.                 ROBERT W. MILLER, Esq.
     McGlinchey Stafford Lang                King & Spalding
  2777 Stemmons Frwy., Suite 925           191 Peachtree Street
       Dallas, Texas 75207                Atlanta, Georgia 30303
          (214) 634-3939                      (404) 572-4600

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  UPON THE EFFECTIVE TIME OF THE MERGER DESCRIBED IN THE ENCLOSED JOINT PROXY
                             STATEMENT/PROSPECTUS.

                            ------------------------

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

                            ------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                         COMMUNITY HEALTH SYSTEMS, INC.
         CROSS-REFERENCE SHEET BETWEEN JOINT PROXY STATEMENT/PROSPECTUS
                             AND ITEMS IN FORM S-4
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

       FORM S-4                                                                      LOCATION IN
ITEM NUMBER AND CAPTION                                                    JOINT PROXY STATEMENT/PROSPECTUS
- -------------------------------------------------------------  --------------------------------------------------------

                                         A.  INFORMATION ABOUT THE TRANSACTION

       1.  Forepart of the Registration Statement and Outside
            Front Cover Page of Prospectus...................  Forepart of Registration Statement; Outside Front Cover
                                                                Page of Joint Proxy Statement/ Prospectus
       2.  Inside Front and Outside Back Cover Page of
            Prospectus.......................................  Inside Front Cover Page of Joint Proxy
                                                                Statement/Prospectus; Available Information;
                                                                Incorporation of Certain Documents by Reference; Table
                                                                of Contents
       3.  Risk Factors, Ratio of Earnings to Fixed Charges
            and Other Information............................  Summary; Investment Considerations; Otherwise Not
                                                                Applicable
       4.  Terms of the Transaction..........................  Outside Front Cover Page of Joint Proxy
                                                                Statement/Prospectus; Summary; Background of the Merger
                                                                and Related Matters; Recommendations of the Boards of
                                                                Directors and Reasons for the Merger; The Merger
       5.  Pro Forma Financial Information...................  Summary; Pro Forma Financial Information
       6.  Material Contacts with the Company Being
            Acquired.........................................  Background of the Merger; The Merger
       7.  Additional Information Required for Reoffering by
            Persons and Parties Deemed to be Underwriters....  Not Applicable
       8.  Interests of Named Experts and Counsel............  Summary; Background of the Merger and Related Matters;
                                                                Experts; Legal Opinions
       9.  Disclosure of Commission Position on
            Indemnification for Securities Act Liabilities...  Not Applicable

                                         B.  INFORMATION ABOUT THE REGISTRANT

      10.  Information with Respect to S-3 Registrants.......  Available Information; Incorporation of Certain
                                                                Documents by Reference; Summary
      11.  Incorporation of Certain Information by
            Reference........................................  Available Information; Incorporation of Certain
                                                                Documents by Reference
      12.  Information with Respect to S-2 or S-3
            Registrants......................................  Not Applicable

       FORM S-4                                                                      LOCATION IN
ITEM NUMBER AND CAPTION                                                    JOINT PROXY STATEMENT/PROSPECTUS
- -------------------------------------------------------------  --------------------------------------------------------
      13.  Incorporation of Certain Information by
            Reference........................................  Not Applicable
      14.  Information with Respect to Registrants Other Than
            S-2 or S-3 Registrants...........................  Not Applicable

                                   C.  INFORMATION ABOUT THE COMPANY BEING ACQUIRED

      15.  Information with Respect to S-3 Companies.........  Not Applicable
      16.  Information with Respect to S-2 or S-3
            Companies........................................  Not Applicable
      17.  Information with Respect to Companies Other Than
            S-2 or S-3 Companies.............................  Summary; Hallmark Managements' Discussion and Analysis
                                                                of Financial Condition and Results of Operations;
                                                                Hallmark's Business; Directors and Executive Officers
                                                                of Hallmark who will become Directors of Community

                                         D.  VOTING AND MANAGEMENT INFORMATION

      18.  Information if Proxies, Consents or Authorizations
            are to be Solicited..............................  Outside Front Cover Page of Joint Proxy
                                                                Statement/Prospectus; Available Information;
                                                                Incorporation of Certain Documents by Reference;
                                                                Summary; Introduction; The Merger
      19.  Information if Proxies, Consents or Authorizations
            are not to be Solicited or in an Exchange
            Offer............................................  Not Applicable

                               September __, 1994


To the Stockholders of Community Health Systems, Inc.:

    You are cordially invited to attend a Special Meeting of Stockholders (the "Community Special Meeting") of Community Health Systems, Inc. ("Community") to be held on October 5, 1994, at 10:00 a.m., local time, at the Ritz-Carlton Hotel, 181 Peachtree Street, N.E., Atlanta, Georgia 30303.

    At the Community Special Meeting, you will be asked to consider and vote on a proposal providing for the merger (the "Merger") of Hallmark Healthcare
Corporation ("Hallmark") with and into Community Acquisition Corp., a wholly-owned subsidiary of Community ("Acquisition Corp."), which will succeed to all of Hallmark's business and properties, pursuant to the terms of an Amended and Restated Agreement and Plan of Merger, dated as of June 10, 1994, by and among Community, Acquisition Corp. and Hallmark (the "Merger Agreement"). Under the terms of the Merger Agreement, holders of Hallmark Class A Common Stock and Hallmark Class B Common Stock owned as of the effective time of the Merger will receive .97 shares of Community Common Stock for each share owned and holders of Hallmark Preferred Stock owned as of the effective time of the Merger will receive 5.4 shares of Community Common Stock for each share owned. Details of the proposal are set forth in the accompanying Joint Proxy Statement/Prospectus, which you should read carefully.

    AFTER CAREFUL CONSIDERATION, THE BOARD OF DIRECTORS OF COMMUNITY HAS UNANIMOUSLY APPROVED THE MERGER AND RELATED MERGER AGREEMENT AS IN THE BEST INTERESTS OF COMMUNITY AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT ALL STOCKHOLDERS VOTE FOR ITS ADOPTION. THE BOARD OF DIRECTORS OF COMMUNITY HAS BEEN ADVISED BY LEHMAN BROTHERS, INC. THAT, IN ITS OPINION, THE CONSIDERATION TO BE PAID BY COMMUNITY IN THE MERGER IS FAIR, FROM A FINANCIAL POINT OF VIEW, TO COMMUNITY AS OF THE DATE OF SUCH OPINION.

    All stockholders are invited to attend the Community Special Meeting in person. The affirmative vote of a majority of the outstanding shares of Community Common Stock will be necessary for approval and adoption of the proposal.

    IN ORDER THAT YOUR SHARES MAY BE REPRESENTED AT THE COMMUNITY SPECIAL MEETING, YOU ARE URGED TO PROMPTLY COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED ENVELOPE, WHETHER OR NOT YOU PLAN TO ATTEND THE COMMUNITY SPECIAL MEETING. If you attend the Community Special Meeting in person you may, if you wish, vote personally on all matters brought before the Community Special Meeting even if you have previously returned your Proxy.

            Sincerely,

            Richard E. Ragsdale                             E. Thomas Chaney
           CHAIRMAN OF THE BOARD                 PRESIDENT AND CHIEF EXECUTIVE OFFICER

                             YOUR VOTE IS IMPORTANT
                    PLEASE SIGN, DATE AND RETURN YOUR PROXY

                         COMMUNITY HEALTH SYSTEMS, INC.
                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON OCTOBER 5, 1994

To the Stockholders of Community Health Systems, Inc.:

    Notice is hereby given that a Special Meeting of Stockholders (the "Community Special Meeting") of Community Health Systems, Inc., a Delaware corporation ("Community"), will be held on October 5, 1994, at 10:00 a.m., local time, at the Ritz-Carlton Hotel, 181 Peachtree Street, N.E., Atlanta, Georgia 30303, for the following purposes:

    (1) To consider and vote on a proposal to approve and adopt an Amended and Restated Agreement and Plan of Merger, dated as of June 10, 1994 (the "Merger Agreement"), by and among Community, Community Acquisition Corp., a Delaware corporation ("Acquisition Corp."), and Hallmark Healthcare Corporation, a Delaware corporation ("Hallmark"), and, as contemplated thereby, the merger of Hallmark with and into Acquisition Corp. (the "Merger"), in connection with which (i) each outstanding share of Hallmark's Class A Common Stock, $.05 par value per share, and Class B Common Stock, $.05 par value per share, will be converted into the right to receive .97 shares of Community's Common Stock, $.01 par value per share ("Community Common Stock"); and (ii) each outstanding share of Hallmark's 25% Participating Cumulative Convertible Redeemable Preferred Stock, $5 par value per share, will be converted into the right to receive 5.4 shares of Community Common Stock, as more fully described in the accompanying Joint Proxy Statement/ Prospectus; and

    (2) To transact such other business as may properly come before the Community Special Meeting or any adjournment thereof.

    In connection with proposal (1) above, Community and Hallmark reserve the right to change the structure of the Merger so that Acquisition Corp. would merge into Hallmark rather than Hallmark merging into Acquisition Corp. Stockholder approval of the Merger Agreement shall be deemed to include approval of this alternative structure of the Merger, as described in the Joint Proxy Statement/Prospectus.

    The Board of Directors of Community has fixed the close of business on August 26, 1994, as the record date for the determination of stockholders entitled to notice of and to vote at the Community Special Meeting, and only stockholders of record at such time will be entitled to notice of and to vote at the Community Special Meeting. A list of Community stockholders entitled to vote at the Meeting will be available for examination, during ordinary business hours, at the principal offices of Community Health Systems, Inc., 3707 FM 1960 West, Suite 500, Houston, Texas 77068, for ten days prior to the Community Special Meeting.

    A form of Proxy and Joint Proxy Statement/Prospectus containing more detailed information with respect to the matters to be considered at the Community Special Meeting accompany this notice.

    You are cordially invited and urged to attend the Community Special Meeting in person, but if you are unable to do so, please complete, sign, date and promptly return the enclosed Proxy in the enclosed, self-addressed, stamped envelope. If you attend the Community Special Meeting and desire to revoke your Proxy and vote in person you may do so. In any event, a Proxy may be revoked at any time before it is voted.

    THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE IN FAVOR OF THE ABOVE PROPOSAL.

    IN ORDER TO ASSURE YOUR REPRESENTATION AT THE MEETING, PLEASE COMPLETE, SIGN, DATE AND MAIL PROMPTLY THE ENCLOSED PROXY, WHICH IS BEING SOLICITED BY THE BOARD OF DIRECTORS, WHETHER OR NOT YOU PLAN TO ATTEND THE COMMUNITY SPECIAL MEETING. AN ADDRESSED ENVELOPE WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES IS ENCLOSED FOR THAT PURPOSE.

                                           By Order of the Board of Directors,

                                                     Linda K. Parsons
                                                        SECRETARY
Houston, Texas

September __, 1994

                  [HALLMARK HEALTHCARE CORPORATION LETTERHEAD]

                                August 26, 1994

Dear Stockholder:

    We cordially invite you to attend an important Special Meeting of the Stockholders of Hallmark Healthcare Corporation ("Hallmark") to be held on Wednesday, October 5, 1994, at 10:00 a.m., local time, at 191 Peachtree Street, 50th Floor, Atlanta, Georgia 30303.

    At this important meeting, you will be asked to consider and vote upon the proposed merger of Hallmark into a wholly-owned subsidiary of Community Health Systems, Inc. ("Community"). If the merger is consummated, Hallmark will be merged with and into a wholly-owned subsidiary of Community, which will succeed to all of Hallmark's business and properties. Following the merger, the stockholders of Hallmark will own approximately 22.5% of the then outstanding shares of Community Common Stock.

    The Amended and Restated Agreement and Plan of Merger, dated as of June 10, 1994 (the "Merger Agreement"), provides for an exchange ratio of .97 shares of Community Common Stock for each share of Hallmark Common Stock and 5.4 shares of Community Common Stock for each share of Hallmark Preferred Stock. The accompanying Joint Proxy Statement/Prospectus contains additional information regarding the proposed merger.

    THE HALLMARK BOARD OF DIRECTORS HAS UNANIMOUSLY CONCLUDED THAT THE PROPOSED MERGER IS IN THE BEST INTERESTS OF HALLMARK AND ITS STOCKHOLDERS AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE MERGER. MABON SECURITIES CORP. HAS ADVISED THE BOARD OF DIRECTORS THAT, IN ITS OPINION, BASED ON MARKET AND ECONOMIC CONDITIONS PREVAILING ON THE DATE OF SUCH OPINION, THE MERGER IS FAIR TO THE HOLDERS OF OUR COMMON STOCK FROM A FINANCIAL POINT OF VIEW. MABON SECURITIES CORP. DID NOT RENDER AN OPINION REGARDING THE FAIRNESS OF THE MERGER TO THE HOLDERS OF OUR PREFERRED STOCK. HOWEVER, AT THE BOARD'S REQUEST, MABON SECURITIES CORP. ADVISED THE BOARD OF DIRECTORS OF THE RESULTS OF VALUING OUR PREFERRED STOCK USING SEVERAL METHODOLOGIES COMMONLY USED TO VALUE SIMILAR SECURITIES. THE WORK DONE BY MABON WITH REFERENCE TO THE HALLMARK PREFERRED STOCK WAS LIMITED IN SCOPE AND DID NOT ADDRESS THE FAIRNESS OF THE MERGER, FROM A FINANCIAL POINT OF VIEW, TO THE HOLDERS OF HALLMARK PREFERRED STOCK. YOUR BOARD OF DIRECTORS CONSIDERED SUCH ANALYSIS, AS WELL AS OTHER FACTORS, IN
DECIDING TO RECOMMEND THE MERGER TO THE HOLDERS OF OUR PREFERRED STOCK. THE BOARD OF DIRECTORS OF HALLMARK HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS OF HALLMARK VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE MERGER AND THE MERGER AGREEMENT.

    The enclosed Joint Proxy Statement/Prospectus contains detailed information concerning the Special Meeting and the merger. Please give this information your careful attention.

    Your vote is very important to Hallmark.

    It is important that your shares be represented at the Special Meeting either in person or by proxy. To ensure such representation, please complete, sign and date the enclosed Proxy Card and return it in the enclosed stamped and addressed envelope, whether or not you plan to attend the Special Meeting. If you attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your Proxy Card. Your prompt cooperation will be greatly appreciated.

                                          Sincerely,

                                          James T. McAfee, Jr.
                                          CHAIRMAN AND CHIEF EXECUTIVE OFFICER

                        HALLMARK HEALTHCARE CORPORATION

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                           TO BE HELD OCTOBER 5, 1994

To the Stockholders of Hallmark Healthcare Corporation:

    Notice is hereby given that a Special Meeting of Stockholders (the "Meeting") of Hallmark Healthcare Corporation, a Delaware corporation ("Hallmark"), will be held at 191 Peachtree Street, 50th Floor, Atlanta, Georgia 30303, on October 5, 1994, at 10:00 a.m., local time.

    The purpose of the Meeting is as follows:

    1. APPROVAL OF MERGER. To consider and vote upon the approval and adoption of the Amended and Restated Agreement and Plan of Merger, dated as of June 10, 1994 (the "Merger Agreement"), by and among Hallmark, Community Acquisition Corp., a Delaware corporation ("Acquisition Corp."), and Community Health Systems, Inc., a Delaware corporation ("Community"). Pursuant to the Merger Agreement, (i) Hallmark will be merged with and into Acquisition Corp. (the "Merger"); (ii) each outstanding share of Hallmark's Class A Common Stock, $.05 par value per share ("Hallmark Class A Common Stock"), and Class B Common Stock, $.05 par value per share, will be converted into the right to receive .97 shares of Community's Common Stock, $.01 par value per share ("Community Common Stock"); and (iii) each outstanding share of Hallmark's 25% Participating
Cumulative Convertible Redeemable Preferred Stock, $5 par value per share ("Hallmark Preferred Stock"), will be converted into the right to receive 5.4 shares of Community Common Stock. Cash will be paid in lieu of any fractional shares of Community Common Stock otherwise issuable in the Merger.

    2.   OTHER BUSINESS.   To transact such other  business as may properly come
before the Meeting or any adjournment or adjournments thereof.

    In connection with proposal 1 above, Community and Hallmark reserve the right to change the structure of the Merger so that Acquisition Corp. would merge into Hallmark rather than Hallmark merging into Acquisition Corp. Stockholder approval of the Merger Agreement shall be deemed to include approval of this alternative structure of the Merger, as described in the Joint Proxy Statement/Prospectus.

    Only holders of Hallmark Class A Common Stock and Hallmark Preferred Stock of record at the close of business on August 26, 1994 ("Hallmark Stockholders") will be entitled to vote at the Meeting or any adjournment or adjournments. A list of Hallmark Stockholders entitled to vote at the Meeting will be available for examination, during normal business hours, at the principal offices of Hallmark, 300 Galleria Parkway, Suite 650, Atlanta, Georgia 30339 for ten days prior to the Meeting.

    UPON COMPLIANCE WITH THE PROVISIONS OF THE DELAWARE GENERAL CORPORATION LAW REGARDING APPRAISAL RIGHTS, HOLDERS OF HALLMARK PREFERRED STOCK ARE ENTITLED TO DISSENT FROM THE MERGER AND RECEIVE THE STATUTORY FAIR VALUE OF THEIR SHARES.

    YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND IN PERSON, WE REQUEST THAT YOU COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD USING THE ENCLOSED PRE-ADDRESSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. YOUR PROXY IS BEING SOLICITED BY THE BOARD OF DIRECTORS OF HALLMARK.

    THE BOARD OF DIRECTORS OF HALLMARK UNANIMOUSLY RECOMMENDS THAT HALLMARK STOCKHOLDERS VOTE TO APPROVE AND ADOPT THE MERGER AGREEMENT. SEE "BACKGROUND OF THE MERGER AND RELATED MATTERS -- RECOMMENDATIONS OF THE BOARD OF DIRECTORS" IN THE ENCLOSED JOINT PROXY STATEMENT/PROSPECTUS.

                                          By Order of the Board of Directors

                                          Maria Robinson
                                          SECRETARY
Atlanta, Georgia
August 26, 1994

PROSPECTUS
                         COMMUNITY HEALTH SYSTEMS, INC.
                        HALLMARK HEALTHCARE CORPORATION
                               ------------------

                             JOINT PROXY STATEMENT
                            ------------------------

             FOR SPECIAL MEETINGS OF THEIR RESPECTIVE STOCKHOLDERS
                         TO BE HELD ON OCTOBER 5, 1994
                            ------------------------

    This Joint Proxy Statement/Prospectus is being furnished to the stockholders of Community Health Systems, Inc., a Delaware corporation ("Community"), in connection with the solicitation of proxies by the Board of Directors of Community from holders of outstanding shares of Community Common Stock, par value $.01 per share (the "Community Common Stock"), for use at the special meeting of stockholders of Community to be held on Wednesday, October 5, 1994 at 10:00 a.m., local time, at the Ritz-Carlton Hotel, 181 Peachtree Street, N.E., Atlanta, Georgia 30303, and at any and all adjournments thereof (the "Community Special Meeting") for the purposes set forth below and in the accompanying notice. This Joint Proxy Statement/Prospectus is also being furnished to the stockholders of Hallmark Healthcare Corporation, a Delaware corporation ("Hallmark"), in connection with the solicitation of proxies by the Board of Directors of Hallmark from holders of outstanding shares of Hallmark Class A Common Stock, par value $.05 per share (the "Hallmark Class A Common Stock"), and from the holders of outstanding shares of Hallmark 25% Participating Cumulative Convertible Redeemable Preferred Stock, $5 par value per share (the "Hallmark Preferred Stock") (the Hallmark Class A Common Stock and the Hallmark Preferred Stock are referred to collectively as the "Hallmark Voting Stock"), for use at the special meeting of stockholders of Hallmark scheduled to be held on Wednesday, October 5, 1994, at 10:00 a.m., local time, at 191 Peachtree Street, 50th Floor, Atlanta, Georgia and at any and all adjournments thereof (the "Hallmark Special Meeting") (the Community Special Meeting and the Hallmark Special Meeting are hereinafter referred to collectively as the "Special Meetings"). This Joint Proxy Statement/Prospectus will first be mailed to stockholders of Community and Hallmark on or about September 2, 1994.

    This Joint Proxy Statement/Prospectus relates to the proposed merger (the "Merger") of Hallmark into Community Acquisition Corp., a Delaware corporation ("Acquisition Corp."), a newly formed, wholly-owned subsidiary of Community. If the Merger is consummated, each outstanding share of Hallmark Class A Common Stock and each outstanding share of Hallmark Class B Common Stock, par value $.05 per share (the "Hallmark Class B Common Stock") (the Hallmark Class A Common Stock and the Hallmark Class B Common Stock are referred to collectively as the "Hallmark Common Stock"), will be converted into the right to receive .97 shares of Community Common Stock and each outstanding share of Hallmark Preferred Stock (other than shares held by stockholders who perfect their appraisal rights under Delaware law and do not subsequently withdraw, lose or forfeit such rights) will be converted into the right to receive 5.4 shares of Community Common Stock. The exchange ratios are fixed and will not increase or decrease by reason of fluctuations in the market price of Community Common Stock or Hallmark Common Stock.

    Community has filed a registration statement on Form S-4 (herein, together with all amendments and exhibits thereto referred to as the "Registration Statement") under the Securities Act of 1933 (the "Securities Act") with the Securities and Exchange Commission (the "Commission") covering the shares of Community Common Stock to be issued in connection with the Merger. This Joint Proxy Statement/Prospectus also constitutes the Prospectus of Community filed as part of the Registration Statement related to the 3,564,085 shares of Community Common Stock to be issued pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of June 10, 1994, by and among Community, Acquisition Corp. and Hallmark. THERE ARE CERTAIN RISKS ASSOCIATED WITH AN INVESTMENT IN COMMUNITY COMMON STOCK. FOR A DISCUSSION OF SUCH RISKS, SEE "INVESTMENT CONSIDERATIONS."

    No person has been authorized to give any information or to make any representation other than as contained in this Joint Proxy Statement/Prospectus in connection with the offer of Community Common Stock to be issued in connection with the Merger, and, if given or made, such information or representation must not be relied upon as having been authorized by Community or Hallmark. This Joint Proxy Statement/Prospectus does not constitute an offer to sell or a solicitation of an offer to purchase such stock in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it would be unlawful. Neither the delivery of this Joint Proxy Statement/Prospectus nor any distribution of such stock shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

    THE SHARES OF COMMUNITY COMMON STOCK TO BE ISSUED IN THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS IS AUGUST 26, 1994.

                             AVAILABLE INFORMATION

    Both Community and Hallmark are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, file reports, proxy statements and other information with the Commission. Copies of such material can be obtained from the Public Reference Section of the Commission, at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. In addition, such reports, proxy statements and other information can be inspected and copied at the public reference facilities referred to above and at Regional Offices of the Commission located at Room 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, New York, New York 10048.

    Community has filed with the Commission the Registration Statement under the Securities Act. This Joint Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. Statements contained in this Joint Proxy Statement/Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or document included as an Appendix to this Joint Proxy Statement/ Prospectus or filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

    THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF THESE DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS) ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM LINDA K. PARSONS, SECRETARY, COMMUNITY HEALTH SYSTEMS, INC., 3707 FM 1960 WEST, SUITE 500, HOUSTON, TEXAS 77068-5704;
TELEPHONE NO. (713) 537-5230. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE COMMUNITY SPECIAL MEETING, ANY SUCH REQUEST SHOULD BE MADE BY SEPTEMBER 26, 1994.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following Community documents are incorporated by reference herein:

    1. Annual Report on Form 10-K for the year ended December 31, 1993 (the "1993 Community 10-K").

    2. The portions of the Proxy Statement for the Annual Meeting of Stockholders held April 28, 1994 that have been incorporated by reference in the 1993 Community 10-K.

    3.  Quarterly Report on Form 10-Q for the quarter ended March 31, 1994.

    4.  Quarterly Report on Form 10-Q for the quarter ended June 30, 1994.

    5. The description of the Community Common Stock contained in the Registration Statement on Form 8-A of Community, dated March 1, 1991.

    All documents filed by Community with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date hereof and prior to the date of the Community Special Meeting shall be deemed to be incorporated by reference herein and shall be a part hereof from the date of filing of such documents. Any statements contained in a document incorporated by reference herein or contained in this Joint Proxy Statement/Prospectus shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.

                               TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                             ---------
AVAILABLE INFORMATION......................................................................................          2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE............................................................          2
SUMMARY....................................................................................................          5
  General..................................................................................................          5
  The Companies............................................................................................          6
  The Stockholders' Meetings...............................................................................          6
  The Merger...............................................................................................          7
  Accounting Treatment.....................................................................................         10
  Exchange of Certificates.................................................................................         10
  Federal Income Tax Consequences..........................................................................         10
  Appraisal Rights.........................................................................................         10
  Selected Consolidated Historical Financial and Operating Information.....................................         11
  Selected Unaudited Pro Forma Combined Financial Information..............................................         15
  Comparative Per Share Information........................................................................         17
  Recent Stock Prices......................................................................................         18
  Recent Developments......................................................................................         19
INVESTMENT CONSIDERATIONS..................................................................................         20
  Healthcare Reform........................................................................................         20
  Reimbursement and Regulatory Matters.....................................................................         20
  Dependence on Healthcare Professionals...................................................................         21
  Expansion through Acquisition............................................................................         22
  Competition..............................................................................................         22
  Liability Insurance......................................................................................         22
  Leverage.................................................................................................         22
INTRODUCTION...............................................................................................         23
  General..................................................................................................         23
  Voting and Proxies.......................................................................................         24
BACKGROUND OF THE MERGER AND RELATED MATTERS...............................................................         26
  Background of the Merger.................................................................................         26
  Reasons for the Merger...................................................................................         27
  Recommendations of the Boards of Directors...............................................................         28
  Opinions of Financial Advisors...........................................................................         30
  Interests of Certain Persons in the Merger...............................................................         37
THE MERGER.................................................................................................         39
  General..................................................................................................         39
  Merger Consideration.....................................................................................         39
  Effective Time of the Merger.............................................................................         40
  Exchange of Hallmark Stock Certificates..................................................................         40
  No Fractional Shares.....................................................................................         41
  Treatment of Hallmark Stock Options......................................................................         41
  Conditions to the Merger.................................................................................         42
  Amendment of the Merger Agreement; Waiver of Conditions..................................................         42
  Alternative Merger Structure.............................................................................         43
  Termination..............................................................................................         43
  Fees and Expenses........................................................................................         44
  Certain Covenants........................................................................................         45
  Representations and Warranties...........................................................................         46
  Tender Offer for the Senior Subordinated Notes...........................................................         46
  Resale of Community Common Stock.........................................................................         46
  Accounting Treatment.....................................................................................         47

                                                                                                               PAGE
                                                                                                             ---------
  Certain Regulatory Matters...............................................................................         47
  Indemnification and Insurance............................................................................         47
  Delisting of Hallmark Common Stock.......................................................................         48
  Federal Income Tax Consequences..........................................................................         48
  Appraisal Rights.........................................................................................         49
  Comparison of Rights of Holders of Community Common Stock and Hallmark Common Stock......................         52
  Comparison of Rights of Holders of Community Common Stock and Hallmark Preferred Stock...................         55
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS................................................         57
HALLMARK MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.............         63
  Overview.................................................................................................         63
  Results of Operations....................................................................................         65
  Tax Matters..............................................................................................         68
  Liquidity and Capital Resources..........................................................................         68
HALLMARK'S BUSINESS........................................................................................         70
  General..................................................................................................         70
  Industry Overview........................................................................................         70
  Business Strategy........................................................................................         71
  Patient Services.........................................................................................         72
  Sources of Revenue.......................................................................................         73
  Managed Care and Marketing...............................................................................         74
  Facilities...............................................................................................         74
  Competition..............................................................................................         75
  Employees and Medical Staffs.............................................................................         76
  Reimbursement and Regulatory Matters.....................................................................         76
  Liability Insurance......................................................................................         81
  History of Hallmark......................................................................................         81
  Other....................................................................................................         82
STOCK OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT OF HALLMARK.......................................         83
DIRECTORS AND EXECUTIVE OFFICERS OF HALLMARK WHO WILL BECOME DIRECTORS OF COMMUNITY........................         84
  General..................................................................................................         84
  Executive Compensation...................................................................................         84
  Employment Contract......................................................................................         86
  Directors' Fees and Compensation.........................................................................         87
  Compensation Committee Interlocks and Insider Participation..............................................         88
  Certain Transactions.....................................................................................         88
EXPERTS....................................................................................................         88
LEGAL OPINIONS.............................................................................................         88
DATES FOR SUBMISSION OF STOCKHOLDER PROPOSALS..............................................................         89
INDEX TO FINANCIAL STATEMENTS..............................................................................        F-1
APPENDIX A:  MERGER AGREEMENT..............................................................................        A-1
APPENDIX B:  SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW...........................................        B-1
APPENDIX C:  FAIRNESS OPINION OF LEHMAN BROTHERS...........................................................        C-1
APPENDIX D:  FAIRNESS OPINION OF MABON SECURITIES CORP. ...................................................        D-1

                                    SUMMARY

    THE FOLLOWING IS A BRIEF SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS JOINT PROXY STATEMENT/PROSPECTUS. THIS SUMMARY IS NOT INTENDED TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, AND SHOULD BE READ IN CONJUNCTION WITH, THE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT/PROSPECTUS. STOCKHOLDERS ARE URGED TO REVIEW THE ENTIRE JOINT PROXY STATEMENT/PROSPECTUS, INCLUDING THE APPENDICES.

GENERAL
    This Joint Proxy Statement/Prospectus relates to the proposed Merger of Hallmark with and into Acquisition Corp. If the Merger is consummated, Acquisition Corp. will be the surviving entity and will succeed to all of Hallmark's business and properties. The Merger will be effected pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of June 10, 1994 (the "Merger Agreement"), by and among Community, Acquisition Corp. and Hallmark. The Merger Agreement provides that Community and Hallmark may mutually agree to change the structure of the Merger so that Acquisition Corp. would merge with and into Hallmark, with the result that Hallmark would be the surviving entity in the Merger. Any such change in the merger structure would have no effect on the exchange ratios or other material provisions of the Merger Agreement. See "The Merger -- Alternative Merger Structure." A copy of the Merger Agreement is attached hereto as Appendix A. See "The Merger."

    If the Merger is consummated, each outstanding share of Hallmark Common Stock will be converted into the right to receive .97 shares of Community Common Stock and each outstanding share of Hallmark Preferred Stock (other than shares held by stockholders who perfect their appraisal rights under Delaware law and do not subsequently withdraw, lose or forfeit such rights) will be converted into the right to receive 5.4 shares of Community Common Stock. The exchange ratios are fixed and will not increase or decrease by reason of fluctuations in the market price of Community Common Stock or Hallmark Common Stock. Fractional shares will not be issued in the Merger, but, in lieu thereof, cash will be paid in respect of a fraction of a share of Community Common Stock.

    In connection with the Merger, cash payments in the aggregate amount of $4,071,330 will be payable by Community pursuant to certain rights on the part of certain of Hallmark's executive officers and directors to severance payments, bonuses and benefits and to stipends. In addition, Community or an affiliate of Community will be required to make a tender offer for any or all of Hallmark's 10 5/8% Senior Subordinated Notes due 2003 (the "Senior Subordinated Notes") in the aggregate principal amount of $80,000,000, which could involve a total cash outlay of approximately $81,000,000. Community or Hallmark may also be subject to an additional cash outlay in respect of approximately 32,301 shares of Hallmark Preferred Stock, if holders of such shares exercise their appraisal rights. The exact amount of this cash outlay cannot be ascertained, and could be more than, the same as, or less than the value of the merger consideration such holders of Hallmark Preferred Stock would otherwise be entitled to receive pursuant to the Merger Agreement. If the fair value of such shares of Hallmark Preferred Stock was determined to be equal to the value of the merger consideration computed as of August 15, 1994, and if all holders of Hallmark Preferred Stock exercise their appraisal rights, such cash outlay would be approximately $3,700,000. See "Background of the Merger and Related Matters -- Interests of Certain Persons in the Merger" and "The Merger -- Tender Offer for Hallmark Notes" and "-- Appraisal Rights."

    As of August 15, 1994, the unpaid and accumulated dividends on the Hallmark Preferred Stock amounted to approximately $686,000 or $21.25 per share of Hallmark Preferred Stock outstanding on such date. Upon consummation of the Merger, any right that holders of Hallmark Preferred Stock may have had to receive such unpaid and accumulated dividends, upon redemption of the Hallmark Preferred Stock or otherwise, will terminate. Following the Effective Time (as defined herein), shares of Hallmark Preferred Stock will represent only the right to receive shares of Community Common Stock at the exchange ratio set forth above. Holders of Hallmark Preferred Stock are entitled to appraisal rights pursuant to Delaware law. See "The Merger -- Appraisal Rights."

    Assuming the Merger is consummated and no holder of Hallmark Preferred Stock perfects appraisal rights, the outstanding shares of Hallmark Common Stock and Hallmark Preferred Stock as of the Effective Time will be converted into the right to receive an aggregate of approximately 3,321,000 shares of Community Common Stock, representing approximately 22.5% of the outstanding shares. As a result of the Merger, Hallmark's assets, equity, net operating revenues and income from continuing operations as of and for the six months ended June 30, 1994 will represent 35.8%, 27.3%, 41.1% and 19.0%, respectively, of Community's total assets, stockholders' equity, net operating revenues and income from continuing operations on a pro forma basis for such period. See "The Merger."

THE COMPANIES

    COMMUNITY HEALTH SYSTEMS, INC. Community is a healthcare services company that is primarily engaged in owning and operating full-service acute-care hospitals that provide primary healthcare services in communities generally located outside urban areas. At June 30, 1994, Community operated 19 general acute-care and one psychiatric hospitals, with a total of 1,836 licensed beds in 12 states, primarily in the southeastern and southwestern United States. Of the 20 hospitals currently operated, 13 are owned, three are leased and four are managed.

    Community's principal executive offices are located at 3707 FM 1960 West, Suite 500, Houston, Texas 77068, and its telephone number at such address is
(713) 537-5230.

    HALLMARK HEALTHCARE CORPORATION. Hallmark is a hospital management company engaged in the business of providing a broad range of healthcare services primarily to patients in non-urban communities. As of June 30, 1994, Hallmark operated 17 hospitals with an aggregate capacity of 1,405 licensed beds. Hallmark's hospitals are located in non-urban communities in eight states, primarily in the southern United States. Of Hallmark's 17 hospitals, 15 are owned and two are leased. Hallmark also manages one acute-care hospital, operates one nursing home, owns another nursing home, and, through a majority-owned subsidiary, manages pain treatment centers in hospitals owned by other companies.

    From its organization in 1981 through late 1986, Hallmark experienced rapid growth, primarily through acquisitions of existing hospitals. During this period, Hallmark acquired 32 hospitals and eight nursing homes. The expansion was funded primarily by public equity and debt offerings and bank borrowings. By late 1986, Hallmark was having operating and financial problems due to its rapid growth and financial leverage and, in late 1987, failed to make required payments on certain of its debt. Beginning in 1987, Hallmark employed new senior management to address its operational and financial problems. Under new senior management, Hallmark completed the restructuring of its public debt and, between 1989 and 1993, repaid approximately $34,900,000 of its bank debt; since 1987, sold or otherwise disposed of 15 hospitals and six nursing homes; and established improved operational and financial controls. In November 1993, Hallmark refinanced its bank and subordinated debt by issuing the Senior Subordinated Notes in principal amount of $80,000,000 and entered into a new $25,000,000 senior credit agreement. No borrowings have been made under the new credit agreement.

    Hallmark is a Delaware corporation and was incorporated in 1981. Hallmark began operating under its present name in 1992. Prior to that time, it operated under the name National Healthcare, Inc. Hallmark's principal executive offices are located at 300 Galleria Parkway, Suite 650, Atlanta, Georgia 30339 and its telephone number is (404) 933-5500.

THE STOCKHOLDERS' MEETINGS

    COMMUNITY. The Community Special Meeting will be held on Wednesday, October 5, 1994, at 10:00 a.m., local time, at the Ritz-Carlton Hotel, 181 Peachtree Street, N.E., Atlanta, Georgia 30303. At the Community Special Meeting, holders of shares of Community Common Stock will consider and vote upon a proposal to approve the Merger and the Merger Agreement. See "Introduction -- General." The record date for stockholders of Community entitled to notice of and to vote at the Community Special Meeting is as of the close of business on August 26, 1994. Voting rights for Community are vested in the holders of the Community Common Stock, with each share of Community Common Stock entitled to one vote on each matter coming before the stockholders. As of

August 26, 1994, there were 11,442,496 shares of Community Common Stock outstanding and approximately 68 holders of record of Community Common Stock. The favorable vote of the holders of a majority of the outstanding shares of Community Common Stock is required for the approval of the Merger and the Merger Agreement. As of August 26, 1994, directors, executive officers and affiliates of Community were beneficial owners of approximately 10.1% of the outstanding shares of Community Common Stock. Such directors, executive officers and affiliates of Community have indicated that they intend to vote for approval of the Merger and the Merger Agreement.

    HALLMARK. The Hallmark Special Meeting will be held on Wednesday, October 5, 1994, at 10:00 a.m., local time at 191 Peachtree Street, 50th Floor, Atlanta, Georgia 30303. At the Hallmark Special Meeting, holders of shares of Hallmark Class A Common Stock and Hallmark Preferred Stock will consider and vote upon a proposal to approve and adopt the Merger and the Merger Agreement. See "Introduction -- General." All holders of Hallmark Common Stock and Hallmark Preferred Stock are entitled to notice of the Hallmark Special Meeting; however, only holders of Hallmark Voting Stock at the close of business on August 26, 1994 will be entitled to vote at the Hallmark Special Meeting. As of such date, there were [3,179,764] shares of Hallmark Class A Common Stock outstanding held by approximately 800 holders of record and 32,301 shares of Hallmark Preferred Stock outstanding held by approximately 1,500 holders of record. Holders of Hallmark Voting Stock of record on the record date are entitled to one vote per share on any matter that may properly come before the Hallmark Special Meeting. Approval and adoption of the Merger and the Merger Agreement requires the affirmative vote of the holders of a majority of the shares of Hallmark Class A Common Stock and Hallmark Preferred Stock outstanding on the record date, voting together as a single class. As of the record date, Hallmark's executive officers and directors (as a group) owned and had the right to vote an aggregate of 383,053 shares of Hallmark Class A Common Stock and an aggregate of 2,026 shares of Hallmark Preferred Stock. The shares of Hallmark Class A Common Stock and Hallmark Preferred Stock owned by Hallmark's executive officers and directors represented approximately 11.8% of the shares of Hallmark Voting Stock outstanding on the record date. Assuming that Hallmark's Board of Directors has not withdrawn or modified its recommendation that holders of Hallmark Voting Stock vote for approval of the Merger and the Merger Agreement as of the date of the Hallmark Special Meeting, each such director and executive officer is obligated to vote his shares of Hallmark Voting Stock to approve the Merger and the Merger Agreement.

THE MERGER

    BACKGROUND OF THE MERGER. In March 1994, representatives of Community and Hallmark held preliminary meetings to discuss the possible advantages to each corporation of the Merger. Such meetings continued in April and May 1994 and culminated in the negotiation from June 8 through June 10, 1994 of definitive terms and agreements. The Boards of Directors of Community and Hallmark approved the Merger on June 10, 1994. See "Background of the Merger and Related Matters
- -- Background of the Merger."

    REASONS FOR THE MERGER; RECOMMENDATIONS OF THE BOARDS OF DIRECTORS. Community's Board of Directors believes the Merger is in the best interests of Community and its stockholders. In reaching its decision, the Community Board considered, among other things, the operating results and markets of Hallmark's hospitals, the opportunity to achieve certain economies of scale and operating efficiencies that should result from the Merger, and the tax and accounting treatment to be accorded the transaction. Community's Board also considered the advice of its financial advisor, Lehman Brothers Inc. ("Lehman Brothers") regarding the fairness, from a financial point of view, to Community of the consideration to be paid by Community in the Merger.

    FOR THE  REASONS  SET FORTH  ABOVE,  COMMUNITY'S BOARD  OF  DIRECTORS  VOTED
UNANIMOUSLY TO APPROVE THE MERGER AND RECOMMENDS THAT HOLDERS OF COMMUNITY'S COMMON STOCK VOTE FOR THE APPROVAL OF THE MERGER AND THE MERGER AGREEMENT. SEE "BACKGROUND OF THE MERGER AND RELATED MATTERS -- REASONS FOR THE MERGER" AND "-- RECOMMENDATIONS OF THE BOARDS OF DIRECTORS."

    Hallmark's Board of Directors believes that the Merger is in the best interests of holders of Hallmark Common Stock and Hallmark Preferred Stock. Community has a larger market capitalization and a more active market for its shares, which will provide holders of Hallmark Common Stock and Hallmark Preferred Stock with greater liquidity. The Merger will also allow Hallmark stockholders to own shares in a larger company. In addition, the market value of the Community Common Stock offered in exchange for the Hallmark Common Stock represents a substantial premium over the book value of Hallmark Common Stock, and as of the date Hallmark's Board of Directors approved the transaction, a substantial premium over the then-current market value of Hallmark Class A Common Stock and a smaller premium over the highest prices at which Hallmark Class A Common Stock has traded during the last five years. The market value of the Community Common Stock offered in exchange for the Hallmark Preferred Stock represents a substantial premium over recent trading prices of Hallmark Preferred Stock, a premium over the conversion value of the Hallmark Preferred Stock and approximates the liquidation preference of the Hallmark Preferred Stock, without giving regard to any accumulated dividends on the Hallmark Preferred Stock. Hallmark's Board also considered the advice of its financial advisor, Mabon Securities Corp. ("Mabon"), that the Merger is fair to holders of Hallmark Common Stock from a financial point of view. Mabon did not render any opinion regarding the fairness of the Merger to holders of Hallmark Preferred Stock. However, at the Board's request, Mabon advised the Board of the results of valuing the Hallmark Preferred Stock using several methodologies commonly used to value similar securities. The work done by Mabon with reference to the Hallmark Preferred Stock was limited in scope and did not address the fairness of the Merger, from a financial point of view, to the holders of Hallmark Preferred Stock. The Board of Directors believed that such analysis indicated that the value of the shares of Community Common Stock to be received by holders of Hallmark Preferred Stock exceeded the current market value of Hallmark Preferred Stock on the date of the analysis. For a discussion of this analysis see "Background of the Merger and Related Matters -- Reasons for the Merger." The Board considered such analysis, as well as other factors, in deciding to recommend the Merger to holders of Hallmark Preferred Stock.

    FOR THE REASONS SET FORTH ABOVE, HALLMARK'S BOARD OF DIRECTORS VOTED UNANIMOUSLY TO APPROVE THE MERGER AND RECOMMENDS THAT HOLDERS OF HALLMARK VOTING STOCK VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AND THE MERGER AGREEMENT. SEE "BACKGROUND OF THE MERGER AND RELATED MATTERS -- RECOMMENDATIONS OF THE BOARDS OF DIRECTORS."

    OPINIONS OF FINANCIAL ADVISORS
    Community has engaged Lehman Brothers to act as its financial advisor in connection with the Merger and to render its opinion with respect to the fairness, from a financial point of view, to Community of the consideration to be paid by Community in the Merger. On June 10, 1994, in connection with the Community Board of Directors' consideration of the Merger, Lehman Brothers made a presentation to the Community Board with respect to the Merger and rendered its written opinion that, as of the date of such opinion, and subject to the assumptions, factors and limitations set forth in such opinion, the consideration to be paid by Community in the Merger is fair, from a financial point of view, to Community. Lehman Brothers had not been requested to opine as to, and its opinion does not in any manner address, Community's underlying business decision to proceed with or effect the Merger. A copy of the opinion of Lehman Brothers, dated June 10, 1994, is attached as Appendix C to this Joint Proxy Statement/Prospectus and should be read in its entirety. In rendering its opinion, Lehman Brothers relied upon the accuracy and completeness of the financial and other information used by it in arriving at its opinion without independent verification (including the information provided by Hallmark) and further relied upon assurances of the management of Community that such management was not aware of any facts that would make such information inaccurate or misleading. Lehman Brothers did not conduct a physical inspection of the properties and facilities of Community and Hallmark and did not make or obtain any evaluations or appraisals of the assets or liabilities of Community or Hallmark. Lehman Brothers' opinion is based upon market, economic, legislative, regulatory and other conditions as they existed on and could be evaluated as of the date of such opinion.

    Hallmark retained Mabon to act as its financial advisor with respect to the Merger. In this capacity, Mabon has rendered to Hallmark's Board of Directors an opinion that the Merger is fair to holders of Hallmark Common Stock from a financial point of view. Mabon delivered its opinion, dated June 10, 1994, in connection with the Board's approval of the Merger Agreement. A copy of the opinion is attached as Appendix D to this Joint Proxy Statement/Prospectus and should be read in its entirety. The opinion states that, as of the date thereof, on the basis of matters and subject to the limitations to which the opinion refers, in the opinion of Mabon, the Merger, as described in the Merger Agreement, is fair to holders of Hallmark Common Stock from a financial point of view. In rendering its opinion, Mabon relied upon the accuracy of the Merger Agreement, the published financial data reviewed by Mabon and other information furnished to it by Hallmark and Community or otherwise obtained by Mabon. Mabon did not attempt independently to verify such information or independently to evaluate any assets of Hallmark or Community.

    INTERESTS OF CERTAIN PERSONS IN THE MERGER. In considering the Merger, holders of Hallmark Voting Stock should be aware that the Hallmark directors and certain members of Hallmark management have an interest in the Merger, as described below.

    Community has agreed that, if the Merger is consummated, it will cause James
T. McAfee, Jr., the Chairman of the Board and Chief Executive Officer of Hallmark, and Kay W. Slayden, a Hallmark Director, to be elected to the Board of Directors of Community for terms expiring in 1997 and 1996, respectively.

    Messrs. James T. McAfee, Jr. and Robert M. Thornton, Jr., who is the President, Chief Operating Officer and Chief Financial Officer of Hallmark, currently have employment agreements with Hallmark that provide for certain severance payments if, following a "change in control" of Hallmark (such term, as defined in such agreements, includes the Merger), such officers resign from their positions with Hallmark. In addition, upon such resignation, Messrs. McAfee and Thornton are entitled to full vesting of all benefits, options and bonuses, the latter being prorated to the date of resignation. Messrs. McAfee and Thornton have opted to tender their resignations upon consummation of the Merger. As a result, Mr. McAfee will be entitled to severance payments of $1,640,000, bonuses of approximately $719,000 and benefits of $233,570, and to vesting of options to acquire 22,606 shares of Hallmark Class A Common Stock (to be converted in the Merger into options to acquire 21,927 shares of Community Common Stock); and Mr. Thornton will be entitled to severance payments of $720,000, bonuses of approximately $345,000 and benefits of $110,760, and to vesting of options to acquire 13,564 shares of Hallmark Class A Common Stock (to be converted in the Merger into options to acquire 13,157 shares of Community Common Stock). The severance payments and bonuses will be paid from existing cash balances by the surviving corporation. Community has reached an understanding with Messrs. McAfee and Thornton pursuant to which each such officer of Hallmark will enter into a two year consulting agreement providing for post-closing transition services. See "Background of the Merger and Related Matters -- Interests of Certain Persons in the Merger."

    EFFECTIVE TIME OF THE MERGER. It is presently contemplated that the Merger will become effective as soon as practicable after the requisite approvals of the Community Stockholders and the Hallmark Stockholders have been obtained and all of the other conditions have been satisfied or waived. The parties thereafter will cause a Certificate of Merger to be filed with the Secretary of State of the State of Delaware. The Merger will become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware (the "Effective Time"). It is presently contemplated that such filing will be made on or about October 5, 1994. See "The Merger -- Effective Time of the Merger."

    TREATMENT OF HALLMARK STOCK OPTIONS. All options outstanding immediately prior to the Effective Time under Hallmark's stock option plans shall, by virtue of the Merger and without any further action on the part of Hallmark or the holder of any such Hallmark options, be assumed by Community.

Each Hallmark option assumed by Community shall be exercisable upon the same terms and conditions as under the applicable Hallmark stock option plan and the applicable option agreement issued thereunder, except that (i) each such Hallmark option shall be exercisable for that whole number of shares of Community Common Stock (rounded to the nearest whole share) into which the number of shares of Hallmark Common Stock subject to such Hallmark option immediately prior to the Effective Time would be converted pursuant to the Merger and (ii) the option price per share of Community Common Stock shall be an amount equal to the option price per share of Hallmark Common Stock subject to such Hallmark option in effect immediately prior to the Effective Time divided by .97 (the price per share, as so determined, being rounded down to the nearest full cent).

    CONDITIONS TO THE MERGER; AGREEMENT; TERMINATION. Consummation of the Merger is subject to the satisfaction of various conditions. In addition to the approval of the Merger Agreement by the holders of Community Common Stock and the holders of Hallmark Class A Common Stock and Hallmark Preferred Stock, voting together as a single class, there are other conditions to the obligations of the parties to consummate the Merger. These conditions may be waived or modified. See "The Merger -- Conditions to the Merger."

    The Merger Agreement may be amended by Community, Acquisition Corp. and Hallmark at any time before or after approval of the Merger by the stockholders of Community and Hallmark. After such approval, no amendment that by law requires the further approval of the stockholders of Community or Hallmark may be made without such approval. See "The Merger -- Amendment of the Merger Agreement; Waiver of Conditions."

    The Merger Agreement may be terminated at any time prior to the Effective Time, before or after approval of the Merger Agreement by the stockholders of Community and Hallmark, by the mutual consent of Community and Hallmark. Either Community or Hallmark may also terminate the Merger Agreement if the Merger has not been consummated by December 31, 1994 and for certain other reasons. See "The Merger -- Termination."

ACCOUNTING TREATMENT
    Community intends to account for the Merger as a pooling of interests. See "The Merger -- Accounting Treatment."

EXCHANGE OF CERTIFICATES
    As soon as practicable after the Effective Time, First Union National Bank of North Carolina (the "Exchange Agent") will furnish transmittal materials to each holder of shares of Hallmark Common Stock and Hallmark Preferred Stock issued and outstanding at the Effective Time. The transmittal materials will contain instructions with respect to the surrender of certificates representing shares of Hallmark Common Stock and Hallmark Preferred Stock, and the distribution of certificates representing shares of Community Common Stock. HALLMARK STOCKHOLDERS SHOULD NOT FORWARD THEIR HALLMARK COMMON STOCK AND HALLMARK PREFERRED STOCK CERTIFICATES TO THE EXCHANGE AGENT UNTIL AFTER RECEIPT OF THE TRANSMITTAL MATERIALS.

FEDERAL INCOME TAX CONSEQUENCES
    Community and Hallmark will receive opinions of their respective counsel that the Merger will constitute a "reorganization," within the meaning of
Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that the holders of Hallmark Common Stock or Hallmark Preferred Stock will not recognize gain or loss for federal income tax purposes upon the conversion of Hallmark Common Stock or Hallmark Preferred Stock into Community Common Stock. Holders of Hallmark Common Stock or Hallmark Preferred Stock will recognize gain or loss with respect to any cash paid in lieu of fractional shares of Community Common Stock or, in the case of Hallmark Preferred Stock, in respect of the exercise of dissenters' rights. See "The Merger -- Federal Income Tax Consequences."

APPRAISAL RIGHTS
    Holders of Hallmark Preferred Stock are entitled to appraisal rights and, if the Merger is consummated, to receive payment in cash for the fair value of their shares (excluding any element of value arising from the accomplishment or expectation of the Merger), upon compliance with the provisions of Section 262 of the Delaware General Corporation Law ("DGCL"). In order to perfect these rights, a stockholder must not vote in favor of the Merger and must deliver to Hallmark a written demand for appraisal of his shares prior to the vote on the Merger at the Hallmark Special Meeting. The delivery of a proxy or vote against the Merger will not constitute such a demand. Failure to follow any of these or other applicable procedures may result in the loss of statutory appraisal rights. Holders of Community Common Stock and Hallmark Common Stock will not have appraisal rights in connection with the Merger. See "The Merger --Appraisal Rights" and Appendix B.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL AND OPERATING INFORMATION

    COMMUNITY. The selected consolidated financial and operating information of Community as of December 31, 1989, 1990, 1991, 1992 and 1993, and for each of the years in the five-year period ended December 31, 1993, except for ratios and selected hospital statistics, has been derived from Community's audited consolidated financial statements. The consolidated balance sheets of Community as of December 31, 1992 and 1993, and the consolidated statements of income and cash flows for each of the years in the three-year period ended December 31, 1993, together with the notes thereto and the related report of Arthur Andersen & Co., independent public accountants, are included in the 1993 Community 10-K, which is incorporated herein by reference. The selected consolidated financial information for the six months ended June 30, 1993 and 1994 has been derived from unaudited consolidated financial statements included in Community's Quarterly Reports on Form 10-Q for the quarter ended June 30, 1994, which is incorporated herein by reference, and for the quarter ended June 30, 1993, and, in the opinion of the management of Community, includes all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair presentation of the operating results for such interim periods. Results for the interim periods are not necessarily indicative of the results for the full year. The selected financial and operating information set forth below should be read in conjunction with the Consolidated Financial Statements of Community, the notes thereto and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the 1993 Community 10-K.

                                                                                                           SIX MONTHS ENDED
                                                          YEARS ENDED DECEMBER 31,                             JUNE 30,
                                         ----------------------------------------------------------     ----------------------
                                           1989      1990       1991          1992          1993           1993        1994
                                         --------  ---------  ---------     ---------     ---------     ----------  ----------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
FINANCIAL RESULTS
Net operating revenues.................  $107,931  $ 130,390  $ 138,093     $ 176,778     $ 235,850     $  111,578  $ 137,577
Operating expenses.....................   (84,308)  (100,755)  (106,119)     (138,907)     (183,862)       (87,178)  (103,966)
Capital costs (a)......................   (21,866)   (23,805)   (20,586)      (20,968)      (30,438)       (12,490)   (19,707)
Gain from hospital sales...............     --        --          3,403           256        --             --         --
                                         --------  ---------  ---------     ---------     ---------     ----------  ----------
Income before income taxes and
 extraordinary loss....................     1,757      5,830     14,791        17,159        21,550         11,910     13,904
Provision for income taxes.............      (804)    (2,289)    (5,425)       (6,562)       (8,961)        (4,650)    (5,369)
                                         --------  ---------  ---------     ---------     ---------     ----------  ----------
Income before extraordinary loss.......       953      3,541      9,366        10,597        12,589          7,260      8,535
Extraordinary loss.....................     --        --           (330)       --            --             --         --
                                         --------  ---------  ---------     ---------     ---------     ----------  ----------
Net income.............................  $    953  $   3,541  $   9,036     $  10,597     $  12,589     $    7,260  $   8,535
                                         --------  ---------  ---------     ---------     ---------     ----------  ----------
                                         --------  ---------  ---------     ---------     ---------     ----------  ----------
Income (loss) per share --
  Before extraordinary loss............  $   0.16  $    0.57  $    0.93(b)  $    0.95(b)  $    1.10(b)  $     0.64  $    0.72
  Extraordinary loss...................     --        --          (0.03)       --            --             --         --
                                         --------  ---------  ---------     ---------     ---------     ----------  ----------
Net income per share...................  $   0.16  $    0.57  $    0.90     $    0.95     $    1.10     $     0.64  $    0.72
                                         --------  ---------  ---------     ---------     ---------     ----------  ----------
                                         --------  ---------  ---------     ---------     ---------     ----------  ----------
Weighted average shares outstanding
 (c)...................................     6,066      6,236     10,062        11,139        11,479         11,387     11,809

                                                                                                           SIX MONTHS ENDED
                                                          YEARS ENDED DECEMBER 31,                             JUNE 30,
                                         ----------------------------------------------------------     ----------------------
                                           1989      1990       1991          1992          1993           1993        1994
                                         --------  ---------  ---------     ---------     ---------     ----------  ----------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
BALANCE SHEET DATA
Working capital........................  $ 11,612  $   9,063  $  19,412     $  18,173     $  57,302     $   21,149  $  64,885
Total assets...........................   143,818    137,006    160,248       196,811       301,510        241,905    309,769
Long-term debt (d).....................   100,382     91,849     69,164        87,307       169,958        120,365    168,610
Stockholders' equity...................       786      4,327     50,131        61,919        76,003         69,876     87,620
Book value per share...................  $   0.14  $    0.77  $    4.65     $    5.62     $    6.82     $     6.31  $    7.66
RATIOS
Operating margin (e)...................      21.9%      22.7%      23.2%         21.4%         22.0%          21.9%      24.4%
Current ratio..........................    1.42:1     1.35:1     1.90:1        1.57:1        2.66:1         1.60:1     3.01:1
Long-term debt to total capitalization
 (d)(f)................................      99.2%      95.5%      58.0%         58.5%         69.1%          63.3%      65.8%
Return on stockholders'
 equity before nonrecurring
 items (g).............................     307.9%     122.3%      18.8%         18.8%         18.9%          22.0%      20.7%
Return on stockholders'
 equity (h)............................     307.9%     122.3%      23.6%         18.9%         18.2%          22.0%      20.7%
SELECTED HOSPITAL STATISTICS
Total number of hospitals..............        10         10         13            16            20             19         20
Total licensed beds....................       989        996      1,254         1,437         1,836          1,716      1,836
Owned or leased hospitals
  Number...............................        10         10          9            12            16             15         16
  Licensed beds........................       989        996        947         1,130         1,529          1,409      1,529
  Patient days.........................   115,630    120,518    118,115       144,120       186,932         90,226    107,517
  Inpatient admissions.................    21,099     22,694     22,237        23,293        32,103         14,769     18,728
  Average length of stay
   (days)..............................       5.5        5.3        5.3           6.2           5.8            6.1        5.7
  Equivalent patient days (i)..........   150,448    166,401    168,704       206,763       268,609        127,901    154,805
Managed hospitals
  Number...............................     --        --              4             4             4              4          4
  Licensed beds........................     --        --            307           307           307            307        307

- ------------------------------
(a)  Capital  costs  include  interest,  depreciation,  amortization  and   rent
     expense.

(b) Includes gains of $0.21 and $0.01 per share related to sales of hospitals in 1991 and 1992, respectively, and a $0.04 per share one-time non-cash charge to deferred taxes for U.S. corporate tax rate increase in 1993.

(c) Reflects the effects of the four-for-three and three-for-two stock splits effected in the form of stock dividends in 1992 and 1993, respectively.

(d)  Includes current maturities of long-term debt.

(e) Derived by subtracting operating expenses (excluding rent) from net operating revenues and dividing the remainder by net operating revenues.

(f)  Total   capitalization  represents  the  sum  of  long-term  debt,  current maturities of long-term debt and total stockholders' equity.

(g) Based on average stockholders' equity and excludes a one-time, non-cash charge to deferred taxes for U.S. corporate tax rate increase, gains from hospital sales and an extraordinary loss from the early extinguishment of debt.

(h)  Based on average stockholders' equity.

(i)  Represents inpatient days adjusted to reflect outpatient utilization.

    HALLMARK. The selected consolidated financial and operating information of Hallmark as of June 30, 1990, 1991, 1992, 1993 and 1994, and for each of the years in the five-year period ended June 30, 1994, except for ratios and selected hospital statistics, has been derived from Hallmark's audited consolidated financial statements. The consolidated financial statements of Hallmark as of June 30, 1993 and 1994, and for each of the years in the three-year period ended June 30, 1994, together with the notes thereto and the related report of Arthur Andersen & Co., independent public accountants, are included elsewhere in this Joint Proxy Statement/Prospectus. The selected financial and operating information set forth below should be read in conjunction with the Consolidated Financial Statements of Hallmark, the notes thereto and "Hallmark Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Joint Proxy Statement/Prospectus.

                                                                                YEARS ENDED JUNE 30,
                                                         ------------------------------------------------------------------
                                                           1990          1991          1992          1993           1994
                                                         ---------     ---------     ---------     ---------     ----------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
FINANCIAL RESULTS
Net operating revenues..............................     $ 159,138     $ 161,268     $ 170,005     $ 179,237     $ 191,544
Operating expenses..................................      (133,449)     (136,467)     (145,225)     (154,464)     (162,712)
Capital costs (a)...................................       (26,475)      (21,347)      (19,647)      (17,772)      (22,104)
Credit from restructuring transactions (b)..........         4,086        --             2,133        --            --
Gain from a hospital sale...........................        --            --            --               752        --
                                                         ---------     ---------     ---------     ---------     ----------
Income before income taxes, extraordinary items and
 cumulative effect of accounting change.............         3,300         3,454         7,266         7,753         6,728
Provision for income taxes..........................          (346)       (1,966)       (3,261)       (3,303)       (2,826)
                                                         ---------     ---------     ---------     ---------     ----------
Income before extraordinary items and cumulative
 effect of accounting change........................         2,954         1,488         4,005         4,450         3,902
Extraordinary items.................................         4,918        12,460         2,764         5,931        19,784
Cumulative effect of accounting change..............        --            --            --            --               805
                                                         ---------     ---------     ---------     ---------     ----------
Net income..........................................     $   7,872     $  13,948     $   6,769     $  10,381     $  24,491
Accretion of preferred stock redemption
 requirement........................................           (74)         (223)         (244)         (329)         (413)
                                                         ---------     ---------     ---------     ---------     ----------
Net income applicable to common stock...............     $   7,798     $  13,725     $   6,525     $  10,052     $  24,078
                                                         ---------     ---------     ---------     ---------     ----------
                                                         ---------     ---------     ---------     ---------     ----------
Income per share --
  Before extraordinary items and cumulative effect
   of accounting change.............................     $    0.92(c)  $    0.44     $    1.19(c)  $    1.29(c)  $    1.06
  Extraordinary items...............................          1.52          3.68          0.83          1.72          5.37
  Cumulative effect of accounting change............        --            --            --            --              0.22
                                                         ---------     ---------     ---------     ---------     ----------
Net income per share................................     $    2.44     $    4.12     $    2.02     $    3.01     $    6.65
                                                         ---------     ---------     ---------     ---------     ----------
                                                         ---------     ---------     ---------     ---------     ----------
Weighted average shares outstanding (d).............         3,232         3,387         3,358         3,450         3,681

                                                                                YEARS ENDED JUNE 30,
                                                         ------------------------------------------------------------------
                                                           1990          1991          1992          1993           1994
                                                         ---------     ---------     ---------     ---------     ----------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
BALANCE SHEET DATA
Working capital (deficit) (e).......................     $  (2,472)    $   5,248     $     468     $   1,383     $  29,541
Total assets........................................       173,487       176,950       169,865       159,877       173,020
Long-term debt and capital lease obligations (e)....       130,213       104,168        97,731        80,487        87,821
Redeemable preferred stock..........................           604           672           821         1,095         1,303
Stockholders' equity (deficit)......................       (26,647)      (11,839)       (5,200)        4,953        31,586
Book value per share (f)............................     $   (9.64)    $   (3.61)    $   (1.40)    $    1.91     $   10.24
RATIOS
Operating margin (g)................................          16.1%         15.4%         14.6%         13.8%         15.1%
Current ratio.......................................        0.93:1        1.16:1        1.01:1        1.04:1        2.16:1
Long-term debt to total capitalization (e)(h).......         125.0%        112.0%        104.7%         93.0%         72.8%
SELECTED HOSPITAL STATISTICS (I)
Total number of hospitals...........................            20            19            19            18            18
Total licensed beds.................................         1,800         1,757         1,757         1,635         1,635
Owned or leased hospitals
  Number............................................            19            18            18            17            17
  Licensed beds.....................................         1,570         1,527         1,527         1,405         1,405
  Patient days......................................       219,295       176,906       153,705       156,689       164,643
  Inpatient admissions..............................        40,964        32,976        29,403        27,502        28,911
  Average length of stay (days).....................           5.4           5.4           5.2           5.7           5.7
  Equivalent patient
   days (j).........................................       282,938       238,847       221,334       225,512       235,698
Managed hospitals
  Number............................................             1             1             1             1             1
  Licensed beds.....................................           230           230           230           230           230

- ------------------------
(a) Capital costs include interest, depreciation, amortization and rent expense. For the fiscal years ended June 30, 1990, 1991, 1992 and 1993, the long-term debt retirements in connection with Hallmark's financial restructuring were accounted for under Statement of Financial Accounting Standards No. 15. The unrecognized gain from such transactions was deferred and was classified on Hallmark's balance sheets as a deferred debt restructuring credit. Amortization of the deferred credit had the effect of reducing interest expense by $859,000, $4,162,000, $6,164,000, $6,034,000 and  $2,072,000 for the fiscal years ended  June 30, 1990, 1991, 1992, 1993 and 1994, respectively. In November 1993, such debt was refinanced and the unamortized deferred credit was recognized as an extraordinary gain. Accordingly, in future periods, no similar reduction of interest expense will occur. See Note 4 of Notes to Hallmark's Consolidated Financial Statements as of June 30, 1994 contained elsewhere in this Joint Proxy Statement/Prospectus.

(b) Reflects the reduction of restructuring reserves previously provided in fiscal 1989 related to certain third party reimbursement items.

(c) Includes $1.26 and $0.38 per share related to credit from restructuring transactions in 1990 and 1992, respectively, and a gain of $0.13 per share related to sale of a hospital in 1993.

(d)  Reflects the effect  of the  one-for-five reverse stock  split in  November
     1992.

(e) Includes current maturities of long-term debt and long-term debt in default (including related accrued interest) classified as a current liability at June 30, 1990, 1991 and 1992.

(f) Assumes the conversion of each share of redeemable preferred stock into five shares of Hallmark Common Stock.

(g) Derived by subtracting operating expenses (excluding rent) from net operating revenues and dividing the remainder by net operating revenues.

(h) Total capitalization represents the sum of long-term debt and capital lease obligations, current maturities of long-term debt, redeemable preferred stock and total stockholders' equity.

(i) Statistics for the year ended June 30, 1990 include six hospital facilities held for disposal or disposed of, consisting of 516 beds, 36,694 patient days, 6,474 admissions and 45,807 equivalent patient days.

(j)  Represents inpatient days adjusted to reflect outpatient utilization.

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

    The following selected unaudited pro forma combined financial information is presented assuming the Merger will be accounted for as a pooling of interests and reflects the combination of the historical consolidated financial statements of Community and Hallmark. The pro forma combined financial results and balance sheet data assume the Merger was consummated at January 1, 1991 and June 30, 1994, respectively. The unaudited pro forma combined financial information does not reflect expenses expected to be incurred by Community and Hallmark in connection with the Merger or the redemption of Hallmark's Senior Subordinated Notes which may be tendered to Community pursuant to the indenture. In addition, the following financial information does not reflect any anticipated cost savings, which may be realized by Community after consummation of the Merger.

    The pro forma information does not purport to represent what Community's and Hallmark's combined results of operations actually would have been if the Merger had occurred as of the date indicated or will be for any future periods. The selected unaudited pro forma financial information should be read in conjunction with the Unaudited Pro Forma Condensed Combined Financial Statements and the notes thereto, included elsewhere in this Joint Proxy Statement/Prospectus.

                                                                                         SIX MONTHS ENDED
                                                       YEARS ENDED DECEMBER 31,              JUNE 30,
                                                  ----------------------------------  ----------------------
                                                     1991        1992        1993        1993        1994
                                                  ----------  ----------  ----------  ----------  ----------
                                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
FINANCIAL RESULTS (A)
Net operating revenues..........................  $  299,361  $  346,783  $  425,198  $  205,662  $  233,857
Operating expenses (b)..........................    (242,586)   (284,132)   (345,250)   (166,143)   (184,256)
Capital costs (c)...............................     (46,095)    (46,779)    (54,047)    (24,455)    (32,237)
Amortization of deferred debt restructuring
 credits (d)....................................       4,162       6,164       4,967       2,896      --
Credit from restructuring transactions (e)......      --           2,133      --          --          --
Gain from hospital sales........................       3,403         256      --          --          --
                                                  ----------  ----------  ----------  ----------  ----------
Income from continuing operations before income
 taxes (f)......................................      18,245      24,425      30,868      17,960      17,364
Provision for income taxes......................      (7,391)     (9,823)    (12,718)     (7,034)     (6,822)
                                                  ----------  ----------  ----------  ----------  ----------
Income from continuing operations (d)(f)........  $   10,854  $   14,602  $   18,150  $   10,926  $   10,542
                                                  ----------  ----------  ----------  ----------  ----------
                                                  ----------  ----------  ----------  ----------  ----------
Income per share from continuing operations
 (d)(f).........................................  $     0.81  $     1.01  $     1.20  $     0.74  $     0.69
                                                  ----------  ----------  ----------  ----------  ----------
                                                  ----------  ----------  ----------  ----------  ----------
Weighted average shares outstanding.............      13,365      14,413      15,135      14,735      15,382
SELECTED HOSPITAL STATISTICS (G)
Total number of hospitals.......................          32          34          38          37          38
Total licensed beds.............................       3,011       3,095       3,471       3,351       3,471

                                                                                                       JUNE 30,
                                                                                                         1994
                                                                                                      ----------
BALANCE SHEET DATA
Working capital.....................................................................................  $   94,426
Total assets........................................................................................     482,789
Long-term debt......................................................................................     256,431
Stockholders' equity................................................................................     120,509
Book value per share................................................................................  $     8.27
RATIOS
Current ratio.......................................................................................      2.63:1
Long-term debt to total capitalization..............................................................        68.0%

- --------------------------
(a) Hallmark's operating results for the fiscal years ended June 30, 1991 and 1992 were combined with Community's operating results for the years ended December 31, 1991 and 1992 to prepare the pro forma combined financial information for the years ended December 31, 1991 and 1992, respectively. The unaudited pro forma combined financial information for the year ended December 31, 1993 was prepared by combining Community's 1993 operating results with Hallmark's 1993 operating results, which were restated to a calendar year basis. Accordingly, Hallmark's historical operating results for the six months ended December 31, 1992 were excluded from the unaudited pro forma combined statements of income for the periods presented. Hallmark's net revenues and income from continuing operations for that six month period were $85,153,000 and $784,000, respectively.
(b) Significant nonrecurring charges resulting from the Merger, which will be included in Community's statement of income for the year ended December 31, 1994, are estimated as follows:

- --         Merger costs (including financial advisor, legal and accounting fees, severance costs, etc.)......................................  $ 13,500,000
- --         Premium costs on redemption of Hallmark's Senior Subordinated
           Notes, assuming 100% redemption...................................       800,000
- --         Write-off of deferred financing costs associated with the original
           issuance of Hallmark's Senior Subordinated Notes..................     2,600,000
- --         Tender offer costs associated with the redemption of Hallmark's
           Senior Subordinated Notes.........................................       200,000
- --         Income tax benefits related to the above transactions which would be deductible for tax purposes at the 35% federal statutory
           rate..............................................................    (4,050,000)
                                                                               ------------
Estimated after-tax nonrecurring charge resulting from the Merger............  $ 13,050,000
                                                                               ------------
                                                                               ------------

    Of the $13,050,000 estimated charge to net income, or $0.85 per share based on the pro forma combined number of weighted average shares outstanding for the six months ended June 30, 1994, $2,340,000, or $0.15 per share, will be recorded as an extraordinary loss from early extinguishment of debt. The foregoing summary is based on the assumption that all of Hallmark's Senior Subordinated Notes will be tendered to Community.

    If all of Hallmark's Senior Subordinated Notes are redeemed after the Merger, Community will fund the total cash outlay of $81,000,000 (comprised of $80,000,000 in principal, $800,000 in premium and approximately $200,000 in tender offer costs) through existing cash balances and its available credit facilities. Full redemption of Hallmark's Senior Subordinated Notes would result in an annual decrease in interest expense of approximately $2,500,000, or $0.16 per share on a pro forma basis.

    Community or Hallmark may also be subject to an additional cash outlay of approximately $3,700,000 in respect of approximately 32,301 shares of Hallmark Preferred Stock, assuming all holders of such shares exercise their appraisal rights. The $3,700,000 cash outlay is estimated based on the assumption that all holders of the 32,301 shares exercise their appraisal rights, and that the fair value of a share of Hallmark Preferred Stock is equal to the closing price of $21.125 of Community Common Stock on August 15, 1994, multiplied by the exchange ratio of 5.4 for each share of Hallmark Preferred Stock. The exact amount of this cash outlay cannot be ascertained, and could be more than, the same as, or less than the value of the merger consideration such holders of Hallmark Preferred Stock would otherwise be entitled to receive pursuant to the Merger Agreement. Community or Hallmark will fund such payment from existing cash balances and/or its available credit facilities. If payments in respect of the Hallmark Preferred Stock are made using funds drawn from available credit facilities, long-term debt would increase by approximately $3,700,000, common stock and additional paid-in capital would decrease by approximately $1,300,000 and retained earnings would be reduced by approximately $2,400,000. Net income applicable to common stockholders would be reduced by approximately $2,400,000 which would be a one-time charge, and earnings per share applicable to common stockholders would be $0.16 lower.

(c) Capital costs include interest, depreciation, amortization and rent expense.

(d) For Hallmark's fiscal years ended June 30, 1991, 1992 and 1993, the long-term debt retirements in connection with Hallmark's financial restructuring were accounted for under Statement of Financial Accounting Standards No. 15. The unrecognized gain from such transactions was deferred and was classified on Hallmark's balance sheets as a deferred debt restructuring credit. In Hallmark's historical financial statements, amortization of the deferred credit had the effect of reducing reported interest expense. For purposes of this pro forma presentation, interest expense is included in capital costs at its gross amount and the amortization of the deferred credit is shown as a separate line item. In November 1993, such debt was refinanced and the unamortized deferred credit was recognized as an extraordinary gain. Accordingly, in future periods, no similar reduction of interest expense will occur. See Note 4 of Notes to Hallmark's Consolidated Financial Statements as of June 30, 1994 contained elsewhere in this Joint Proxy Statement/Prospectus. The pro forma income and income per share from continuing operations for the years ended December 31, 1991, 1992 and 1993 and the six months ended

    June   30,  1993  include  after-tax   credits  of  $2,497,000,  $3,698,000,
    $2,980,000 and  $1,738,000, or  $0.19,  $0.26, $0.20  and $0.12  per  share, respectively, related to the amortization of the deferred debt restructuring credit recognized during each of the periods.

(e) Reflects the reduction of restructuring reserves previously provided by Hallmark in 1989 related to certain third party reimbursement items.

(f) Includes nonrecurring items consisting of after-tax gains of $2,146,000 and $104,000, or $0.16 and $0.01 per share, realized by Community related to sales of hospitals in 1991 and 1992, respectively, and after-tax income of $1,280,000 or $0.09 per share realized by Hallmark related to credits resulting from restructuring transactions in 1992.

(g) Includes five managed hospitals with a total of 537 licensed beds. Total number of hospitals and licensed beds are as of the end of the periods presented.

COMPARATIVE PER SHARE INFORMATION

    The following table sets forth (1) certain historical per common share information for Community and Hallmark, (2) certain unaudited pro forma per common share information for Community after giving effect to the Merger on a pooling of interests accounting basis, assuming the Merger had been effective during the period presented, and (3) Hallmark equivalent unaudited pro forma per share data attributable to the number of shares of Community Common Stock that will be received by Hallmark stockholders for each share of Hallmark Common Stock. No cash dividends have ever been declared or paid on the Community Common Stock, the Hallmark Common Stock or the Hallmark Preferred Stock. The historical per share information for Community and Hallmark has been adjusted to reflect, in the case of Community, the four-for-three and the three-for-two stock splits in December 1992 and November 1993, respectively, and, in the case of Hallmark, the one-for-five reverse stock split in November 1992. This data should be read in conjunction with the historical consolidated financial statements and the notes thereto of Community and Hallmark and the Unaudited Pro Forma Condensed Combined Financial Statements and the notes thereto included elsewhere or incorporated by reference in this Joint Proxy Statement/Prospectus.

                                                                       HISTORICAL               UNAUDITED PRO FORMA
                                                               --------------------------  -----------------------------
                                                                 COMMUNITY     HALLMARK     COMBINED(1)     HALLMARK(2)
                                                               -------------  -----------  --------------  -------------
Income per common and common equivalent share before
 extraordinary items and cumulative effect of an accounting
 change:
Fiscal years ended (3)
  1991.......................................................   $    0.93(4)  $   0.44      $    0.81(5)     $    0.79
  1992.......................................................        0.95(4)      1.19 (4)       1.01(5)          0.98
  1993.......................................................        1.10         1.29           1.20             1.16
  1994.......................................................       --             1.06        --              --
Latest unaudited interim period ended June 30,
  1994.......................................................        0.72       --                0.69            0.67
Book value per share (6):
  December 31, 1993..........................................        6.82          9.33           7.42            7.20
  June 30, 1994..............................................        7.66         10.24           8.27            8.02

- --------------------------
(1) Unaudited pro forma combined per share information is based on the combined average number of common and common equivalent shares of Community and Hallmark giving effect to the exchange ratios for Hallmark Common Stock and Hallmark Preferred Stock. It reflects Community historical results combined with Hallmark historical results. Pre-tax expenses expected to be incurred by Community and Hallmark in connection with the Merger are estimated to total approximately $13,500,000. These costs have not been reflected in the pro forma financial information, but will be reflected in the combined statement of income upon consummation of the Merger. After consummation of the Merger, a certain portion or all of Hallmark's Senior Subordinated Notes may be tendered to Community for redemption pursuant to the indenture; however, costs associated with such redemption will depend on the amount of notes tendered. See "The Merger -- Tender Offer for Senior Subordinated Notes."

(2)  Hallmark  equivalent  pro  forma  per  share  amounts  are  calculated   by
     multiplying the respective combined pro forma per share amounts by the exchange ratio for Hallmark Common Stock.

(3)  Historical per share information for Hallmark is for the fiscal years ended
     June 30, 1991, 1992, 1993 and 1994. All other per share information presented is for the calendar years ended December 31, 1991, 1992 and 1993 as described in the Notes to the Unaudited Pro Forma Condensed Combined
     Financial Statements.

(4)  Includes  gains of $0.21 and $0.01  per share realized by Community related to sales of hospitals in 1991  and 1992, respectively, and income of  $0.38
     per   share  realized  by  Hallmark   related  to  credits  resulting  from
     restructuring transactions in 1992.

(5)  Includes gains of $0.16 and $0.01  per share realized by Community  related to  sales of hospitals in 1991 and  1992, respectively, and income of $0.09
     per  share  realized  by  Hallmark   related  to  credits  resulting   from
     restructuring transactions in 1992.

(6) Book value amounts are computed based on the number of shares outstanding assuming the conversion of each share of Hallmark Preferred Stock into five shares of Hallmark Common Stock (or assumed to be outstanding after giving effect to the exchange ratio for Hallmark Preferred Stock in the case of pro forma amounts) at the end of the respective periods.

RECENT STOCK PRICES

    The Community Common Stock has been traded on The Nasdaq Stock Market under the symbol CHSI since its initial public offering on March 7, 1991. The Hallmark Class A Common Stock has been traded on The Nasdaq Stock Market under the symbol HMHC since May 17, 1993. Prior to that time, Hallmark Class A Common Stock was traded over the counter by certain dealers who made a market in Hallmark Class A Common Stock. The table below sets forth, for the calendar quarters indicated, the high and low sales prices per share as reported by The Nasdaq Stock Market for the Community Common Stock and the Hallmark Class A Common Stock since May 17, 1993. Stock prices prior to May 17, 1993 for Hallmark Class A Common Stock represent high and low bids as reported to and compiled by the National Quotation Bureau by market makers in Hallmark Class A Common Stock. Such bids represent quotations between dealers and do not include retail mark-ups, mark-downs, commissions or other adjustments and may not represent actual transactions. There is no trading market for Hallmark Class B Common Stock because it is automatically converted to Hallmark Class A Common Stock upon sale by the holder to whom it was originally issued.

    No active trading market for the Hallmark Preferred Stock exists and the Hallmark Preferred Stock has not been listed on any exchange. The Hallmark Preferred Stock is traded over the counter by certain dealers who from time to time are willing to effect transactions in the Hallmark Preferred Stock. Such trading in the Hallmark Preferred Stock is, however, extremely limited and sporadic. Quotation of securities that are not actively traded, such as the Hallmark Preferred Stock, may differ from actual trading prices and should be viewed as approximations. With respect to the Hallmark Preferred Stock, the following table sets forth the high and low bids for Hallmark Preferred Stock as reported to and compiled by the National Quotation Bureau by market makers in Hallmark Preferred Stock. Such bids represent quotations between dealers and do not include retail mark-ups, mark-downs or commissions. Such bids do not necessarily reflect actual transactions and may not reflect transactions not reported to the National Quotation Bureau.

    Community stock prices have been adjusted for the four-for-three and the three-for-two stock splits in December 1992 and November 1993, respectively. Hallmark stock prices have been adjusted for the one-for-five reverse stock split in November 1992.

                       COMMUNITY COMMON          HALLMARK CLASS A         HALLMARK PREFERRED
                             STOCK                 COMMON STOCK                  STOCK
                     ---------------------     ---------------------     ---------------------
                       HIGH         LOW          HIGH         LOW          HIGH         LOW
                     --------     --------     --------     --------     --------     --------
1992:
  First Quarter..... $13 1/3      $ 9 1/2      $ 9 11/16    $ 4 3/8      $25          $ 7 1/2
  Second Quarter....  10 1/12       7 1/12       8 1/8        2 1/2       25            7 1/2
  Third Quarter.....  11            7 1/2        4 17/32      1 1/4       17 1/2        7 1/2
  Fourth Quarter....  13 5/6        9 1/3        5            2 1/2       18 3/4        8 3/4
1993:
  First Quarter..... $16 1/2      $ 9 3/4      $ 4 5/8      $ 2 3/4      $22          $11
  Second Quarter....  14 3/4       10 3/8        8 7/8        3 1/2       32           11
  Third Quarter.....  16 1/4       12 1/2       12 1/8        8 1/8       37           11
  Fourth Quarter....  19 1/4       15 1/2       17 1/2        9 5/8       40           11
1994:
  First Quarter..... $26          $17 1/2      $17 1/4      $11 1/4      $40          $11
  Second Quarter....  24 1/4       20           21 1/2        9 1/2       75           11
  Third Quarter
   (August 19)......  23           20 1/4       21 1/4       18 3/4       85           70

    The last reported sale prices per share of Community Common Stock and Hallmark Class A Common Stock on June 10, 1994, the last trading day preceding public announcement of the Merger, were $24.00 and $13.25, respectively. On August 19, 1994, the closing sale prices per share of Community Common Stock and Hallmark Class A Common Stock were $22.00 and $20.25, respectively. Hallmark believes, based on information obtained from an entity that makes a market in Hallmark Preferred Stock, that a sale of Hallmark Preferred Stock occurred on June 6, 1994, at a price of $45.00 per share.

    Because the exchange ratios for Hallmark Common Stock and Hallmark Preferred Stock are fixed and because the market prices of Community Common Stock and Hallmark Common Stock are subject to fluctuation, the market value of the shares of Community Common Stock that holders of Hallmark Common Stock and Hallmark Preferred Stock will receive in the Merger may increase or decrease prior to and following the Merger. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE COMMUNITY COMMON STOCK, THE HALLMARK CLASS A COMMON STOCK AND HALLMARK PREFERRED STOCK.

    As of August 26, 1994, there were approximately 800 holders of record of Hallmark Common Stock and approximately 1,500 holders of record of Hallmark Preferred Stock.

    No dividends have ever been declared or paid on the Community Common Stock, the Hallmark Common Stock or the Hallmark Preferred Stock. Community's and Hallmark's ability to pay dividends is limited by covenants in their various debt agreements. As of August 15, 1994, the unpaid and accumulated dividends on the Hallmark Preferred Stock amounted to approximately $686,000, or $21.25 per share. No dividends can be declared or paid on the Hallmark Common Stock until such accumulated dividends on the Hallmark Preferred Stock have been paid or set aside for payment.

RECENT DEVELOPMENTS
    On August 24, 1994, Community entered into a new Amended and Restated Credit Agreement (the "Credit Facility") which provides for a revolving credit facility in the amount of $200,000,000. The Credit Facility, which is available for working capital purposes, to fund acquisitions, and for the issuance of letters of credit to support Community's taxable and non-taxable bond issues, consists of a $150,000,000 six-year reducing revolving line of credit and a $50,000,000 364-day revolving line of credit. Borrowings under the Credit Facility bear interest, at Community's option, at (i) LIBOR plus a margin ranging from .875% to 1.625% or (ii) the prime rate plus a margin ranging from zero to .125%. Letters of credit issued under the Credit Facility require annual fees ranging from 1.075% to 1.825% of the outstanding amount of the letters of credit. As of August 24, 1994, Community had available approximately $135,000,000 under the Credit Facility after consideration of approximately $65,000,000 in letters of credit issued in support of its bond issues.

    The $150,000,000 line of credit is subject to semi-annual mandatory reductions in the amount of $15,000,000 beginning January 1, 1997 and ending January 1, 2000. A final payment in the amount of $45,000,000 is due August 22, 2000. The $50,000,000 line of credit may, at Community's option, be converted to a two-year term loan, payable in two equal annual installments at the end of its revolving period.

                           INVESTMENT CONSIDERATIONS

    THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY BY THE STOCKHOLDERS OF COMMUNITY AND HALLMARK IN CONNECTION WITH VOTING UPON THE MERGER.

HEALTHCARE REFORM

    In late 1993, President Clinton submitted to Congress proposed comprehensive healthcare reform legislation. Several other comprehensive reform proposals have been and are expected to be introduced in the Congress, and comprehensive alternatives to the President's proposal have recently been introduced by the House and Senate majority leaders. Healthcare reform legislation is also pending in some states. Among the proposals under consideration are cost controls on hospitals, insurance market reform to increase the availability of group health insurance to small businesses, requirements that all businesses offer health insurance coverage to their employees and the creation of a single government health insurance plan that would cover all citizens. Key elements in the President's proposal include various insurance market reforms, the requirement that businesses provide health insurance coverage for their full-time and part-time employees, significant reductions in future Medicare and Medicaid payments to providers, and stringent government cost controls that would directly control insurance premiums and indirectly affect the fees of hospitals, physicians and other healthcare providers.

    Certain aspects of the President's proposed legislation, such as reductions in Medicare payments and the elimination of Medicaid disproportionate share payments to hospitals, and increased reliance on managed competition, if adopted, could adversely affect the businesses of Community and Hallmark. Other aspects of the President's proposed legislation, such as universal health insurance coverage, could have a positive impact on the businesses of Community and Hallmark by reducing the amount of uncompensated care provided by their respective hospitals. It is not possible at this time to predict what, if any, reforms will be adopted by the Congress or various state legislatures, or when such reforms will be adopted or implemented. No assurance can be given that any such reforms will not have a material adverse impact on the revenues and earnings of Community and Hallmark. See "-- Reimbursement and Regulatory Matters."

REIMBURSEMENT AND REGULATORY MATTERS

    Community and Hallmark, and the healthcare industry generally, are subject to extensive federal, state and local governmental regulation relating to licensure, conduct of operations, construction of new facilities, expansion or acquisition of existing facilities and the offering of new services. Failure to comply with applicable laws and regulations could result in, among other things, the imposition of fines, temporary suspension of admission of new patients to the facility or, in extreme circumstances, exclusion from participation in government healthcare reimbursement programs such as Medicare and Medicaid or the revocation of facility licenses. There can be no assurance that future regulatory changes will not have an adverse impact on the combined operations of Community and Hallmark.

    During its years ended December 31, 1991, 1992 and 1993, Community received 42.0%, 46.6% and 48.4%, respectively, of net operating revenues from the federal Medicare program and state Medicaid programs. For its fiscal years ended June 30, 1992, 1993 and 1994, Hallmark received 55.5%, 61.6% and 62.4%, respectively, from such federal and state programs. Hallmark believes that the percentage of its revenues attributable to such federal and state programs has increased because (i) the population is aging, which results in more patients being covered by the Medicare program, (ii) Hallmark has implemented geriatric psychiatric Medicare programs, (iii) Hallmark receives revenue from the Medicaid disproportionate-share program, (iv) private patients are more likely to use less expensive outpatient treatment for many services, and (v) competition has increased for private-pay patients.

    Following the Merger, Community will continue to derive a substantial portion of its revenue from such programs. Funds received by Community and Hallmark from these programs are subject to audit, which can result in retroactive adjustments to such payments. Such programs are highly regulated and subject to frequent and, in certain cases, substantial changes. Recent changes designed to reduce healthcare costs have resulted in pressure on hospitals and other healthcare providers to reduce their costs, and in reduced levels of reimbursement for a substantial portion of hospital procedures and costs. In addition, certain expected changes are likely to result in further reductions in reimbursement levels.

    A number of Hallmark's hospitals qualify for "geographic reclassification" or have been qualified as "disproportionate share" or "small dependent" hospitals under the Medicare and/or Medicaid programs. These hospitals are reimbursed at a more favorable rate than similar hospitals not receiving such designation and contribute a significant amount of revenue to Hallmark's operations. There can be no assurance that Hallmark will be able to retain these favorable designations in the future for all, or any, of these hospitals, that these programs will continue or that any programs intended to replace such programs will be as financially advantageous to Hallmark as the existing programs. The loss of such designations or programs could have a material adverse effect on Hallmark's operations. See "Hallmark Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Overview" and "Hallmark's Business -- Reimbursement and Regulatory Matters."

    Community and Hallmark each typically receives a higher rate for services provided to private-pay patients than for services provided to patients eligible for assistance under Medicare and Medicaid programs. While Community and Hallmark each has operated profitably under the Medicare and Medicaid statutes and regulations now in effect, changes in such statutes and regulations (or in the interpretation of current regulations and procedures), substantial changes in the number of private-pay patients or changes among different private-pay sources could significantly affect the profitability of the combined operations of Community and Hallmark.

    Federal law prohibits the knowing and willful payment, receipt or offer of remuneration by healthcare providers, such as Community and Hallmark, with respect to any person, including a physician, to induce referrals of patients or in exchange for such referrals (the "Anti-Kickback Law"). An individual or entity could be excluded from participation in the Medicare and Medicaid programs if it is determined that the party has violated the Anti-Kickback Law. Community and Hallmark each recruits physicians to become members of the medical staffs of their respective hospitals and to establish private practices in the communities in which Community's and Hallmark's hospitals are located. Community and Hallmark each employs a limited number of physicians who admit patients to their respective hospitals. Community and Hallmark have each entered into various relationships and compensation arrangements in connection with physician recruitment which may be subject to the Anti-Kickback Law. Although Community and Hallmark each believes that their respective arrangements are lawful, no "safe harbor" provisions apply to physician recruitment arrangements not involving physician employment, and evolving interpretations of the Anti-Kickback Law or the adoption of new federal or state laws or regulations could make it necessary for Community or Hallmark to restructure certain of their respective arrangements. The operations of Community and Hallmark are also subject to a number of state laws regulating relationships and compensation arrangements among healthcare providers.

    From  time to time,  federal and state  governments as well  as insurers and others have conducted and may conduct inquiries or investigations into businesses in the healthcare industry. Neither Community nor Hallmark can predict the occurrence or outcome of any such investigations or whether any such investigations would lead to sanctions under existing laws or regulations, changes in, or in the interpretation of, existing laws or regulations or legislation imposing additional regulations on healthcare providers. Each of Community and Hallmark believes that it conducts its business in an ethical manner and in compliance with applicable law.

DEPENDENCE ON HEALTHCARE PROFESSIONALS

    Community's and Hallmark's hospitals are dependent upon the physicians practicing in the communities served by the hospitals. A small number of physicians accounts for a significant portion of patient admissions at some of Community's and Hallmark's hospitals. The competition for physicians in some specialty areas, including primary care, is intense. Reforms affecting the healthcare industry may increase the competition for physicians specializing in primary care. Community is also dependent upon the ability and experience of its executive officers and key employees. There can be no assurance that

Community will be able to retain all such personnel or, despite their vigorous physician recruitment efforts, that the hospitals of Community and Hallmark will be able to recruit physicians successfully or to retain the loyalty of the physicians whose patient admissions are important to the hospitals.

EXPANSION THROUGH ACQUISITION

    A key element of Community's growth to date and of Community's strategy for the future is expansion through the acquisition of general acute care hospitals. There can be no assurance that future suitable acquisition candidates will be located, that acquisitions can be consummated or that added facilities can be operated profitably or integrated successfully into Community's operations. Growth through acquisition entails certain risks in that the acquired facilities could be subject to unanticipated business or regulatory uncertainties or liabilities, including uncertainties relating to the interpretation of certain Medicare depreciation recapture regulations, for which Community provides indemnification in various acquisitions. Although Community does not believe that it will have any liability with respect to such indemnification undertakings, there can be no assurance that such will be the case, or that indemnification payments, if required, would not have a material adverse impact on earnings in the period when made.

    The Merger with Hallmark is a part of Community's acquisition program. Among the factors considered by the Board of Directors of Community in connection with its approval of the Merger and the Merger Agreement were the opportunities for certain cost savings and operating efficiencies that should result from the Merger. Failure to achieve the expected savings resulting from the planned closure of Hallmark's corporate offices, elimination of other corporate general and administrative expenses and combined purchasing power of the two companies could adversely affect the combined company's earnings, assets and prospects.

COMPETITION

    Competition among hospitals and other healthcare providers for patients has intensified in recent years. During this period, hospital occupancy rates in the U.S. have declined as a result of cost containment pressures, changing technology, changes in regulations and reimbursement, changes in practice patterns from inpatient to outpatient treatment and other factors. In certain areas in which Community and Hallmark operate, there are other hospitals or facilities that provide inpatient or outpatient services comparable to those offered by Community's and Hallmark's hospitals. Certain of these hospitals may have greater financial resources than Community's and Hallmark's hospitals and may offer a wider range of services than Community's and Hallmark's hospitals. Even in communities in which Community's and Hallmark's hospitals are the sole or dominant providers of general acute care hospital services, Community and Hallmark may face competition from hospitals and other healthcare providers in nearby communities. The competitive position of Community's and Hallmark's hospitals also has been, and in all likelihood will continue to be, affected by the increased initiatives undertaken during the past several years by federal and state governments and other major purchasers of healthcare, including insurance companies and employers, to revise payment methodologies and monitor healthcare expenditures in order to contain healthcare costs. In addition, hospitals owned by governmental agencies or other tax-exempt entities benefit from endowments, charitable contributions and tax-exempt financing, which advantages are not enjoyed by Community's and Hallmark's hospitals.

LIABILITY INSURANCE

    Because of the nature of their businesses, Community and Hallmark are subject to professional malpractice and other liability claims with the attendant risk of substantial damage awards. Hallmark maintained professional malpractice insurance for certain occurrences prior to February 1988 and after June 1992, but is self insured for all occurrences between February 1988 and June 1992. Although each of Community and Hallmark believes that its insurance and loss reserves are adequate, there can be no assurance that its insurance and loss reserves will cover all potential claims that may be asserted against the combined business of Community and Hallmark after consummation of the Merger.

LEVERAGE

    In connection with the Merger, Community will assume approximately $87,821,000 of long-term debt and capital lease obligations of Hallmark, increasing Community's total long-term debt to approximately $256,431,000 and increasing its long-term debt to total capitalization ratio from 65.8% to 68.0%. As a result of such additional debt, Community's ratio of earnings to fixed charges will decrease from 1.86x for the twelve months ended June 30, 1994 to 1.70x on a pro forma basis assuming the Merger was effective on July 1, 1993 and no Hallmark Senior Subordinated Notes were tendered to Community and no holders of the Hallmark Preferred Stock exercise their appraisal rights. See "The Merger -- Appraisal Rights." Community has also recently increased its Credit Facility by approximately $65,000,000 with the result that a total of $135,000,000 is available for general corporate purposes, including working capital needs and acquisitions of other hospitals. See "Summary -- Recent Developments." While Community believes that the additional leverage from the Merger and its new Credit Facility, when and if drawn upon, will not violate the financial and operating covenants of its funded debt, impair its operations or effect its ability to pursue other strategic acquisitions in the future, such increased levels of debt could (i) make Community more vulnerable to economic downturns and limit its ability to withstand competitive pressures, (ii) require a greater portion of Community's cash flow to pay debt service and/or (iii) limit Community's ability to obtain additional financing in the future without substantial dilution to its stockholders.

                                  INTRODUCTION

GENERAL

    This Joint Proxy Statement/Prospectus relates to the Merger. The Merger will be effected pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of June 10, 1994, among Community, Acquisition Corp. and Hallmark. A copy of the Merger Agreement is attached hereto as Appendix A. See "The Merger."

    This Joint Proxy Statement/Prospectus is being furnished to the stockholders of Community in connection with the solicitation of proxies by the Board of Directors of Community from the holders of outstanding shares of Community Common Stock for use at the Community Special Meeting. At the Community Special Meeting, the holders of Community Common Stock will be asked to consider and vote upon a proposal to approve the Merger and the Merger Agreement. Consummation of the Merger will require approval of the Merger and the Merger Agreement by the holders of a majority of the outstanding shares of Community Common Stock entitled to vote thereon.

    This Joint Proxy Statement/Prospectus is also being furnished to the stockholders of Hallmark in connection with the solicitation of proxies by the Board of Directors of Hallmark from the holders of outstanding shares of Hallmark Voting Stock for use at the Hallmark Special Meeting. At the Hallmark Special Meeting, the holders of Hallmark Voting Stock will be asked to consider and vote upon a proposal to approve and adopt the Merger and the Merger Agreement. Delaware law and the Hallmark Certificate of Incorporation require that the Merger and the Merger Agreement be approved and adopted by the holders of a majority of the outstanding shares of Hallmark Class A Common Stock and Hallmark Preferred Stock, voting together as a single class.

    If the Merger is consummated, each outstanding share of Hallmark Common Stock will be converted into the right to receive .97 shares of Community Common Stock and each outstanding share of Hallmark Preferred Stock (other than shares held by stockholders who perfect their appraisal rights under Delaware law and do not subsequently withdraw, lose or forfeit such rights) will be converted into the right to receive 5.4 shares of Community Common Stock. The exchange ratios are fixed and will not increase or decrease by reason of fluctuations in the market price of Community Common Stock or Hallmark Common Stock. Fractional shares of Community Common Stock will be converted into the right to receive cash. As a result of the Merger, Hallmark will be merged with and into Acquisition Corp., which will succeed to all of Hallmark's business and properties. See "The Merger -- Alternative Merger Structure."

    As of August 15, 1994, the unpaid and accumulated dividends on the Hallmark Preferred Stock amounted to approximately $686,000, or $21.25 per share of Hallmark Preferred Stock outstanding on such date. Upon consummation of the Merger, any right that holders of Hallmark Preferred Stock may have had to receive such unpaid and accumulated dividends, upon redemption of the Hallmark

Preferred Stock or otherwise, will terminate. Following the Effective Date, shares of Hallmark Preferred Stock will represent only the right to receive shares of Community Common Stock at the exchange ratio set forth above. Holders of Hallmark Preferred Stock are entitled to appraisal rights pursuant to Delaware law. See "The Merger -- Appraisal Rights."

    Assuming the Merger is consummated and no holder of Hallmark Preferred Stock perfects appraisal rights, the outstanding shares of Hallmark Common Stock and Hallmark Preferred Stock as of the Effective Time will be converted into the right to receive an aggregate of approximately 3,321,000 shares of Community Common Stock, representing approximately 22.5% of the outstanding shares.

    This Joint Proxy Statement/Prospectus also constitutes the prospectus of Community with respect to the shares of Community Common Stock to be issued in the Merger. The information in this Joint Proxy Statement/Prospectus with respect to Community has been supplied by Community, and the information with respect to Hallmark has been supplied by Hallmark.

VOTING AND PROXIES

    COMMUNITY. Only holders of record of Community Common Stock at the close of business on August 26, 1994 will be entitled to notice of and to vote at the Community Special Meeting or any adjournment thereof. At such date, there were 11,442,496 shares of Community Common Stock outstanding held by approximately 68 holders of record.

    Stockholders of record on the record date are entitled to one vote per share on any matter which may properly come before the Community Special Meeting. The presence, in person or by proxy, of the holders of a majority of the shares of Community Common Stock outstanding on the record date is necessary to constitute a quorum at the Community Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Community Common Stock on the record date is required to approve the Merger and the Merger Agreement. Any stockholder present in person or by proxy (including broker non-votes) at the Community Special Meeting, but who abstains from voting, will be counted for purposes of determining whether a quorum exists. With respect to matters considered at the Community Special Meeting, abstentions (or broker non-votes) will have the same effect as a vote against the proposal.

    Shares of Community Common Stock represented by properly executed proxies will be voted in accordance with the instructions indicated on such proxies, unless such proxies have been previously revoked. If no instructions are indicated, such shares will be voted in favor of the proposal to approve the Merger and the Merger Agreement. Any stockholder who has given a proxy may revoke it at any time before it is voted by filing with the Secretary of Community, at the address of Community set forth above, written notice of revocation or a duly executed proxy bearing a later date, or by attending the Community Special Meeting and voting in person (although attendance at the Community Special Meeting will not in and of itself constitute revocation of a proxy).

    If the Community Special Meeting is adjourned for any purpose, at any subsequent reconvening of the Community Special Meeting, to the extent permitted by law, all proxies will be voted in the same manner as such proxies would have been voted at the original meeting (except for any proxies which have theretofore effectively been revoked or withdrawn).

    The cost of soliciting proxies from holders of Community Common Stock will be borne by Community. Such solicitation will be made by mail, but may also be made by telephone or in person by the directors, officers, or employees of Community. Such directors, officers and employees will not receive additional compensation for such solicitation, but may be reimbursed for out-of-pocket expenses incurred in connection therewith. In addition, Community has retained Morrow & Co. to assist in such solicitation and to provide proxy materials to custodians, nominees and fiduciaries. For such services, Community will pay Morrow & Co. a fee of $6,500, plus reasonable out-of-pocket expenses. Community will also reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding any proxy soliciting materials to their principals.

    Other than the proposal relating to the Merger and the Merger Agreement, Community does not know of any matters which are to come before the Community Special Meeting. Should any other business properly come before the Community Special Meeting, the proxy holders will have discretionary authority to vote the shares of Community Common Stock represented by duly executed proxies on such matters in accordance with their best judgment.

    HALLMARK. Only holders of record of Hallmark Common Stock and Hallmark Preferred Stock as of the close of business on August 26, 1994 are entitled to notice of the Hallmark Special Meeting. Only holders of record of Hallmark Voting Stock as of such date are entitled to vote at the Hallmark Special Meeting or any adjournment thereof. At such date, there were [3,179,764] shares of Hallmark Class A Common Stock outstanding held by approximately 800 holders of record and [32,301] shares of Hallmark Preferred Stock outstanding held by approximately 1,500 holders of record.

    Stockholders of record on the record date are entitled to one vote per share on any matter which may properly come before the Hallmark Special Meeting. The presence, either in person or by proxy, of the holders of a majority of the shares of Hallmark Voting Stock outstanding on the record date is necessary to constitute a quorum at the Hallmark Special Meeting. The affirmative vote of the holders of a majority of the shares of Hallmark Class A Common Stock and Hallmark Preferred Stock outstanding on the record date, voting together as a single class, is required to approve and adopt the Merger and the Merger Agreement. Any stockholder present in person or by proxy (including broker non-votes) at the Hallmark Special Meeting, but who abstains from voting, will be counted for purposes of determining whether a quorum exists. Abstentions (or broker non-votes) will be counted in determining the minimum of affirmative votes required for approval of the Merger and the Merger Agreement at the Hallmark Special Meeting and, accordingly, will have the effect of a vote against such matters.

    Shares of Hallmark Voting Stock represented by properly executed proxies will be voted in accordance with the instructions indicated on such proxies, unless such proxies have been previously revoked. If no instructions are indicated, such shares will be voted in favor of the proposal to approve and adopt the Merger and the Merger Agreement. Any Stockholder who has given a proxy may revoke it at any time before it is voted by filing with the Secretary of Hallmark, at the address of Hallmark set forth above, written notice of revocation or a duly executed proxy bearing a later date, or by attending the Hallmark Special Meeting and voting in person (although attendance at the Hallmark Special Meeting will not in and of itself constitute revocation of a proxy).

    If the Hallmark Special Meeting is adjourned for any purpose, at any subsequent reconvening of the Hallmark Special Meeting, to the extent permitted by law, all proxies will be voted in the same manner as such proxies would have been voted at the original meeting (except for any proxies which have theretofore effectively been revoked or withdrawn).

    The cost of soliciting proxies from holders of Hallmark Common Stock will be borne by Hallmark. Such solicitation will be made by mail, but may also be made by telephone or in person by the directors, officers or employees of Hallmark. Such directors, officers and employees will not receive additional compensation for such solicitation, but may be reimbursed for out-of-pocket expenses incurred in connection therewith. In addition, Hallmark has retained Corporate Investor Communications, Inc. to assist in such solicitation and to provide proxy materials to custodians, nominees and fiduciaries. For such services, Hallmark will pay Corporate Investor Communications, Inc. a fee of $5,500, plus reasonable out-of-pocket expenses. Hallmark will also reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding any proxy soliciting materials to their principals.

    Other than the proposal relating to the Merger and the Merger Agreement, Hallmark does not know of any matters which are to come before the Hallmark Special Meeting. Should any other business properly come before the Hallmark Special Meeting, the proxy holders will have discretionary authority to vote the shares of Hallmark Voting Stock represented by duly executed proxies on such matters in accordance with their best judgment.

                  BACKGROUND OF THE MERGER AND RELATED MATTERS

BACKGROUND OF THE MERGER

    On March 18, 1994, James T. McAfee, Jr., Chairman of the Board of Directors and Chief Executive Officer of Hallmark, and Robert M. Thornton, Jr., President, Chief Operating Officer and Chief Financial Officer of Hallmark, were in Houston and visited with E. Thomas Chaney, President and Chief Executive Officer of Community. Mr. McAfee, Mr. Chaney and Richard E. Ragsdale, Chairman of the Board of Directors of Community, had all worked together as employees of Hospital Affiliates International, Inc. in the 1970s. The discussion centered around the past and current operating issues in the healthcare industry. The possibility of a business combination between Community and Hallmark was also discussed generally at that meeting. On March 25, 1994, Community and Hallmark agreed to a confidentiality agreement and shortly thereafter exchanged limited, confidential financial information concerning their respective companies as a preliminary means of exploring a transaction between the companies.

    After study, on March 30, 1994, Mr. McAfee and Mr. Thornton met in Nashville at Community's offices with Mr. Chaney, Mr. Ragsdale and approximately five other officers of Community. At this meeting, both parties expressed interest in exploring a business combination between Community and Hallmark, particularly in light of their common business strategies of operating non-urban hospitals. The Executive Committee of Hallmark's Board of Directors, which consists of Messrs. McAfee and Thornton and two outside Directors, met on April 19, 1994 to discuss Hallmark's future and alternatives to enhance stockholder value. At that meeting, the Executive Committee unanimously authorized senior management to engage an investment banking firm to advise Hallmark with respect to a possible business combination with Community and other matters. On April 21, 1994, Messrs. McAfee and Thornton met with Messrs. Chaney and Ragsdale to continue their discussions regarding a possible business combination at the offices of King & Spalding in Atlanta. On March 18, 1994, Community retained Lehman Brothers as its financial advisor and on April 22, 1994, Hallmark retained Mabon as its financial advisor.

    On May 23, 1994, Mr. McAfee, Mr. Thornton and representatives of Mabon met with Mr. Chaney, Mr. Ragsdale, Ms. Deborah G. Moffett, Vice President, Finance of Community, and representatives of Lehman Brothers in Atlanta to discuss a possible business combination. At that meeting, Mabon made a presentation to Community and its advisors concerning the potential value of Hallmark. In a meeting in New York on May 25, 1994, Messrs. McAfee, Thornton, Chaney and Ragsdale agreed tentatively to pursue a stock transaction to combine Community and Hallmark, to undertake further due diligence reviews and to commence negotiations on a definitive merger agreement.

    From May 30 through June 10, 1994, Hallmark and Community conducted due diligence investigations of each other and exchanged drafts of a proposed merger agreement. On June 1, 1994, the Board of Directors of Hallmark held a special meeting, at which representatives of Mabon made a presentation concerning their preliminary analysis of the proposed merger. Detailed negotiations concerning the merger agreement occurred between June 8 and June 10, 1994.

    On June 10, 1994, the Boards of Directors of each of Community and Hallmark held concurrent special meetings in Atlanta. At such meetings, members of each company's senior management, together with their legal and financial advisors, reviewed the background of the proposed merger, the strategic rationale for the proposed merger, a summary of due diligence findings, financial and valuation analyses of the transaction, the terms of the merger agreement and the potential risks and benefits of the merger. Lehman Brothers delivered its written opinion to Community's Board of Directors that, as of such date, the consideration to be paid by Community in the Merger was fair to Community from a financial point of view. Mabon delivered its written opinion to the Board of Directors of Hallmark that, as of such date, the Merger was fair to the holders of Hallmark Common Stock from a financial point of view. At the request of Hallmark's Board of Directors, Mabon also advised the Hallmark Board at such meeting of the results of valuing the Hallmark Preferred Stock using several methodologies commonly used to value similar securities. The work done by Mabon with reference to the Hallmark Preferred Stock was limited in scope and did not address the fairness of the Merger, from a financial point of view, to the holders of Hallmark Preferred Stock. Hallmark's Board of Directors, after discussing the advice received from Mabon, as well as other factors, concluded that the proposed merger was fair to holders of Hallmark Preferred Stock.

REASONS FOR THE MERGER

    Community's Board of Directors believes that the Merger is in the best interests of Community and its stockholders. Hallmark's business strategy of operating non-urban acute-care hospitals is consistent with Community's operating philosophy. In addition, the hospitals owned and operated by Hallmark, being in the same geographic region of the United States, complement those operated by Community and offer Community the opportunity to expand its operating base with limited changes in its supervisory and corporate structure and staff. Although there can be no assurances, Community expects to achieve certain economies of scale and operating efficiencies in connection with the Merger, which would result in annual savings of approximately $10,000,000. It is anticipated that these savings will occur as a result of the reduction of redundant overhead costs, the reduction or elimination of certain purchased services and hospital personnel and the implementation of, and compliance with, system-wide supply contracts. Based on the relative earnings of both companies and the exchange ratios, Community's Board of Directors believes the acquisition of Hallmark should be accretive to Community's current stockholders, assuming these economies of scale and operating efficiencies are achieved. Community's Board of Directors also believes that the issuance of Community Common Stock in the Merger will significantly enlarge its retail and institutional stockholder base and provide a more liquid and efficient market for its common stock.

    FOR THE REASONS SET FORTH ABOVE, COMMUNITY'S BOARD OF DIRECTORS VOTED UNANIMOUSLY TO APPROVE THE MERGER AND RECOMMENDED THAT HOLDERS OF COMMUNITY'S COMMON STOCK VOTE FOR THE APPROVAL OF THE MERGER AND THE MERGER AGREEMENT.

    Hallmark's Board of Directors believes that the Merger is in the best interests of holders of Hallmark Common Stock and Hallmark Preferred Stock. Community has a larger market capitalization and a more active market for its shares, which will provide holders of Hallmark Common Stock and Hallmark Preferred Stock with greater liquidity. The Merger will also allow Hallmark stockholders to own shares in a larger company. In addition, the market value of the Community Common Stock offered in exchange for the Hallmark Common Stock represents a substantial premium over the book value of Hallmark Common Stock, and as of the date Hallmark's Board of Directors approved the transaction, a substantial premium over the then-current market value of Hallmark Class A Common Stock and a smaller premium over the highest prices at which Hallmark Class A Common Stock has traded during the last five years.

    Based on the market value of Community Common Stock on June 10, 1994, the value of the Community Common Stock offered in exchange for the Hallmark Preferred Stock exceeded what the Board believed to be the last reported trading price of the Preferred Stock prior to the public announcement of the Merger by $52.10 per share. The valuation performed by Mabon also considered that each share of Hallmark Preferred Stock may be converted into five shares of Hallmark Class A Common Stock. Assuming a holder of one share of Hallmark Preferred Stock exercised the conversion right on June 10, 1994 and received five shares of Hallmark Class A Common Stock (a value of $65.00 based on the closing sale price of Hallmark Class A Common Stock on June 9, 1994) and further assuming that the Hallmark Preferred Stock carried a 30% preferred stock seniority premium ($19.50), the value of a share of Hallmark Preferred Stock would have been $84.50. Pursuant to the Merger, the holder of one share of Hallmark Preferred Stock would have received 5.4 shares of Community Common Stock with a value of $129.60. Therefore, the value of such Community Common Stock exceeded the per share value of the Hallmark Preferred Stock by $45.10, when the Hallmark Preferred Stock was valued based on the conversion ratio of five shares of Hallmark Class A Common Stock for each share of Hallmark Preferred Stock, plus an assumed 30% preferred stock seniority premium. The Board of Directors also considered the value of the Hallmark Preferred Stock based on the conversion rights alone of the Hallmark Preferred Stock (five shares of Hallmark Class A Common Stock, or an indicated value of $115 per share, based on an assumed transaction value of $23.00 per share used by Mabon for the basis of its opinion on the Hallmark Common Stock) and the value of the Hallmark Preferred Stock based on a discounted cash flow analysis using the mandatory redemption dates for the Hallmark Preferred Stock contained in Hallmark's Certificate of Incorporation and assuming the payment of accrued dividends. Based on the discount rates used (ranging from 10% to 15%), the value of the Hallmark Preferred Stock under this approach was between $94.34 and $115.96, compared to a value of approximately $129.60 of Community Common Stock (based on the closing price of $24.00 per share of Community Common Stock on June 10, 1994) offered under the Merger Agreement. The Board of Hallmark also considered that, if the outstanding shares of Hallmark Preferred Stock were to be redeemed on June 10, 1994, a holder of Hallmark Preferred Stock would receive $146.25 per share assuming the redemption price included cumulative and unpaid dividends through March 31, 1994. However, with respect to the redemption price, the Board considered the following factors: (i) Hallmark has no intention of effecting an optional redemption of the Hallmark Preferred Stock for the foreseeable future and (ii) the indenture for Hallmark's Senior Subordinated Notes imposes limitations on Hallmark's ability to redeem the Hallmark Preferred Stock. The Board noted that the Hallmark Preferred Stock is subject to mandatory redemption at such price, in installments in 1995 (approximately 13% of the liquidation preference outstanding on such date), 1999 (approximately 53% of the liquidation preference outstanding on such date) and 2000 (all shares outstanding on such date). The Board concluded that it was in the best interests of a holder of Hallmark Preferred Stock to receive 5.4 shares of Community Common Stock in the Merger rather than bear the risks, and the loss of the time-value of funds, associated with waiting until as late as 2000 to receive the redemption price. In this regard, the Board considered that the discounted cash flow from the mandatory redemption of a share of Hallmark Preferred Stock, assuming the payment of accrued dividends, was as noted above, between $94.34 and $115.96 per share. See "-- Recommendations of the Boards of Directors -- Hallmark's Board Recommendation."

    FOR THE REASONS SET FORTH ABOVE, HALLMARK'S BOARD OF DIRECTORS VOTED UNANIMOUSLY TO APPROVE THE MERGER AND RECOMMENDED THAT HOLDERS OF HALLMARK VOTING STOCK VOTE FOR THE APPROVAL OF THE MERGER AND THE MERGER AGREEMENT.

RECOMMENDATIONS OF THE BOARDS OF DIRECTORS

    COMMUNITY BOARD'S RECOMMENDATION. Community's Board of Directors, at a meeting held on June 10, 1994, determined that the Merger is advisable and is in the best interests of Community and its stockholders, and unanimously approved the Merger. The Board of Directors of Community unanimously recommends that the holders of Community Common Stock vote FOR the proposal to approve the Merger and the Merger Agreement. Community's Board of Directors believes that the Merger is in the best interests of Community for the reasons set forth above.

    In reaching its decision, Community's Board of Directors considered a number of factors, including, among others, those set forth above and (i) the operating results and markets of Hallmark's acute-care and psychiatric hospitals, (ii) the financial condition, results of operations, cash flows, business and prospects of Hallmark, and the opportunities to consolidate, improve and expand Hallmark's business and operations, other than through the closure of any Hallmark hospital facilities, (iii) the increased stockholder base and the effects on the market for Community's Common Stock that would result from the Merger, (iv) the pro forma effect of the Merger on the financial condition, results of operations and cash flows of Community, including cash outlays for severence payments, bonuses and other employee benefits, stipends to directors and the tender offer for Hallmark's Senior Subordinated Notes, (v) the tax-free structure of the transaction and the accounting treatment that would be accorded the Merger, (vi) the terms of the Merger Agreement and the likelihood of closing the transactions contemplated thereby, (vii) the price paid in comparable transactions in the healthcare industry, and (viii) the written opinion of Lehman Brothers that the consideration to be paid by Community in the Merger is fair, as of the date of such opinion, to Community from a financial point of view. See "-- Opinions of Financial Advisors."

    Community's Board also considered a number of potentially negative factors in its deliberations concerning the Merger, including: (i) the substantial charges expected to be incurred in connection with the Merger, primarily in the first quarter following the closing of the Merger; (ii) the risk that the market price of Community Common Stock might be adversely affected by the public announcement of the Merger; (iii) the risk that the anticipated benefits of the Merger might not be fully realized; and (iv) the limitation on the use of Hallmark's net operating loss carryforwards caused by the change in ownership resulting from the Merger. In the Community Board's view, these considerations were not sufficient, either individually or collectively, to outweigh the advantages of the proposed combination in the manner in which it was proposed.

    In view of the wide variety of factors considered in connection with its evaluation of the proposed Merger, Community's Board of Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination.

    HALLMARK BOARD'S RECOMMENDATION. At the June 10, 1994 meeting of the Board of Directors, Hallmark's Directors determined that, taking into account current market conditions and the potential benefits of the combination of Community and Hallmark, the Merger is advisable and in the best interests of Hallmark and its stockholders, and unanimously approved the Merger. The Board of Directors of Hallmark unanimously recommends that holders of Hallmark Voting Stock vote FOR the proposal to approve and adopt the Merger and the Merger Agreement. The Hallmark Board believes that the Merger is in the best interests of holders of Hallmark Common Stock and Hallmark Preferred Stock for the reasons set forth above.

    In reaching its conclusions, the Hallmark Board considered a number of factors, including, among others, the factors set forth above and (i) an analysis of the potential value of Hallmark's Common Stock based on "growth case" and "base case" projections of 1995 fiscal year earnings, (ii) the premiums paid over the pre-announcement stock prices of acquired companies in hospital management company acquisitions during the past two years, (iii) a written opinion that the Merger is fair, as of the date of such opinion, to the holders of Hallmark Common Stock from a financial point of view, (iv) the existing and historical financial conditions, results of operations, assets, liabilities, management, operations and business of each company, as well as assessments of the earnings potential and future values of Community and Hallmark, separately and as a combined enterprise, (v) the historical market prices of Community Common Stock, Hallmark Common Stock and Hallmark Preferred Stock and recent trends in the market prices of shares of publicly traded companies in general, (vi) certain financial information concerning publicly traded companies deemed similar to Hallmark or Community, (vii) factors relating to the Hallmark Preferred Stock, as discussed below, and (viii) the growth and earnings potential of the respective businesses of Hallmark and Community. See "-- Opinions of Financial Advisors."

    Mabon did not render an opinion regarding the fairness of the Merger from a financial point of view to holders of Hallmark Preferred Stock. However, at the Board's request, Mabon advised the Board of the results of valuing the Hallmark Preferred Stock using several methodologies commonly used to value similar securities. The work done by Mabon with reference to the Hallmark Preferred Stock was limited in scope and did not address the fairness of the Merger, from a financial point of view, to the holders of Hallmark Preferred Stock. The four methods of valuing the Preferred Stock were (a) conversion at the then current market price for the Hallmark Class A Common Stock plus an assumed 30% preferred stock seniority premium (indicated value of $84.50 per share); (b) discounted cash flow from mandatory redemption dates assuming the payment of accrued dividends ($94.34 to $115.96 per share, depending on the discount rate used, which rates ranged from 10% to 15% per annum); (c) conversion into five shares of Hallmark Common Stock as provided by the Hallmark Certificate of Designation and assuming a Merger value of $23.00 per share of Hallmark Common Stock ($115 per share); and (d) assumed optional redemption by Hallmark on June 10, 1994 ($125 per share, or $146.25 per share if cumulative and unpaid dividends through March 31, 1994 are paid upon optional redemption). The Board considered Mabon's analysis, as well as other factors, in deciding to recommend the Merger to holders of Hallmark Preferred Stock.

OPINIONS OF FINANCIAL ADVISORS

    OPINION OF COMMUNITY'S FINANCIAL ADVISOR. Community has engaged Lehman Brothers to act as its financial advisor in connection with the Merger and to render its opinion with respect to the fairness, from a financial point of view, to Community of the consideration to be paid by Community in the Merger.

    On June 10, 1994, in connection with the Community Board of Directors' consideration of the Merger, Lehman Brothers made a presentation to the Community Board with respect to the Merger and rendered its written opinion that, as of the date of such opinion, and subject to assumptions, factors and limitations set forth in such opinion as described below, the consideration to be paid by Community in the Merger is fair, from a financial point of view, to Community.

    THE FULL TEXT OF THE WRITTEN OPINION OF LEHMAN BROTHERS, DATED JUNE 10, 1994, WHICH SETS FORTH ASSUMPTIONS MADE, FACTORS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY LEHMAN BROTHERS, IS INCLUDED AS APPENDIX C TO THIS JOINT PROXY STATEMENT/PROSPECTUS. COMMUNITY'S STOCKHOLDERS ARE URGED TO READ SUCH OPINION CAREFULLY AND IN ITS ENTIRETY.

    No limitations were imposed by Community on the scope of Lehman Brothers' investigation or the procedures to be followed by Lehman Brothers in rendering its opinion. Lehman Brothers was not requested to and did not make any recommendation to the Board of Directors of Community as to the form or amount of consideration to be paid by Community in the Merger, which was determined through arm's-length negotiations between the parties in which Lehman Brothers assisted Community. In arriving at its opinion, Lehman Brothers did not ascribe a specific range of value to Hallmark, but made its determination as to the fairness, from a financial point of view, of the consideration to be paid by Community in the Merger on the basis of the financial and comparative analyses referenced below. Lehman Brothers' opinion is directed to the Board of Directors of Community only and does not constitute a recommendation to any stockholder of Community as to how such stockholder should vote at the Community Special Meeting. Lehman Brothers was not requested to opine as to, and its opinion does not in any manner address, Community's underlying business decision to proceed with or effect the Merger.

    In arriving at its opinion, Lehman Brothers reviewed and analyzed the Merger Agreement and certain other information concerning Community and Hallmark. Lehman Brothers reviewed and analyzed the following items concerning Hallmark:
(1) publicly available information concerning Hallmark which Lehman Brothers believed to be relevant to its inquiry, including Hallmark's Annual Report on Form 10-K for the year ended June 30, 1993, its Quarterly Report on Form 10-Q for the quarter ended March 31, 1994, its Proxy Statement for the Annual Meeting of Stockholders held November 23, 1993, and its Prospectus, dated November 5, 1993, related to the public offering of the Senior Subordinated Notes, (2) a trading history of Hallmark Class A Common Stock from June 1991 to the date of such opinion and a comparison of that trading history with those of other companies which Lehman Brothers deemed relevant, (3) a comparison of the historical financial results and present financial condition of Hallmark with those of other companies which Lehman Brothers deemed relevant and (4) a comparison of the financial terms of the Merger with the financial terms of certain other transactions which Lehman Brothers deemed relevant. In addition, Lehman Brothers had discussions with the management of Hallmark concerning its business, operations, assets, financial condition and prospects and undertook such other studies, analyses and investigations as Lehman Brothers deemed appropriate.

    Lehman  Brothers  reviewed  and  analyzed  the  following  items  concerning
Community: (1) publicly available information concerning Community which Lehman Brothers believed to be relevant to its inquiry, including Community's Annual Report on Form 10-K for the year ended December 31, 1993, its Quarterly Report on Form 10-Q for the quarter ended March 31, 1994, and its Prospectus, dated August 4, 1993, related to the public offering of $100,000,000 principal amount of 10 1/4% Senior Subordinated Debentures due 2003, (2) financial and operating information with respect to the business, operations and prospects of Community furnished to Lehman Brothers by Community, (3) a trading history of Community Common Stock from June 1991 to the date of such opinion and a comparison of that trading history with those of other companies which Lehman Brothers deemed relevant, (4) a comparison of the historical financial results and present financial condition of Community with those of other companies which Lehman Brothers deemed relevant and (5) the pro forma effect of the Merger on the financial statements of Community. In addition, Lehman Brothers had discussions with the management of Community concerning Community's business, operations, assets, financial condition and prospects, and undertook such other studies, analyses and investigations as Lehman Brothers deemed appropriate.

    In connection with its review, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information used by it in arriving at its opinion without independent verification (including the information provided by Hallmark) and further relied upon the assurances of the management of Community that such management was not aware of any facts that would make such information inaccurate or misleading. With respect to the financial projections of Community, including those relating to a range of potential synergies that may result from the Merger, upon advice of Community, Lehman Brothers assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Community as to the future financial performance of Community, and Lehman Brothers relied on such projections in arriving at its opinion. However, in connection with its review and analysis of Hallmark, Lehman Brothers did not have any access to Hallmark's financial projections and strategic plans for 1994 and subsequent years. In arriving at its opinion, Lehman Brothers did not conduct a physical inspection of the properties and facilities of Community or Hallmark and did not make nor obtain any evaluations or appraisals of the assets or liabilities of Community or Hallmark. Lehman Brothers' opinion was necessarily based upon market, economic, legislative, regulatory (including current reimbursement practices under Medicare and Medicaid programs) and other conditions as they exist on, and can be evaluated as of, the date thereof. Upon advice of Community and its accounting advisors, Lehman Brothers assumed that the Merger will qualify for pooling of interests accounting treatment.

    In connection with its presentation to the Board of Directors of Community and advising the Community Board of its opinion on June 10, 1994, Lehman Brothers performed certain financial and comparative analyses, including those described below. All material factors that Lehman Brothers considered and all material financial and comparative analyses that Lehman Brothers performed are described herein. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and therefore such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its fairness opinion, Lehman Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Lehman Brothers believes that its analyses must be considered as a whole and that considering any portions of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the opinion. In its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Community and Hallmark. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

    PURCHASE  PRICE RATIO  ANALYSIS.  Based  on the closing  prices of Community
Common Stock and Hallmark Class A Common Stock on June 8, 1994 of $23.50 and $13.00 per share, respectively, an assumed transaction value of $23.00 per share used by Lehman Brothers for the basis of its opinion represented a premium of 76.9% over the June 8, 1994 closing price of Hallmark Class A Common Stock.

    COMPARABLE COMPANY ANALYSIS. Using publicly available information, Lehman Brothers compared selected financial data of Community and Hallmark with similar data of selected publicly traded companies engaged in businesses considered by Lehman Brothers to be comparable to those of Community and Hallmark. Specifically, Lehman Brothers included in its review American Medical Holdings, Inc., Columbia/HCA Healthcare Corporation, Health Management Associates, Inc., Healthtrust Inc. -- The Hospital Company, OrNda Healthcorp, Quorum Health Group, Inc., and Universal Health Services, Inc. (the "Comparable Universe"). Lehman Brothers calculated, among other things, current market price per share as a multiple of the latest reported twelve months ("LTM") earnings per share
("EPS"), estimated 1994 EPS and estimated 1995 EPS. The 1994 and 1995 EPS estimates were based on the mean of publicly available earnings estimates made by research analysts as provided by First Call Investor Service and calendarized. Lehman Brothers also calculated current market value plus net debt as a multiple of LTM revenues, earnings before interest and taxes ("EBIT") and EBIT plus depreciation and amortization expenses ("EBITDA"). The result of these calculations were used to impute a range of values for a share of Hallmark Common Stock by applying the multiples derived from the calculation to Hallmark's financial data. The analysis yielded a range of values for a share of Hallmark Common Stock of $13.90 to $58.00. During its oral presentation, Lehman Brothers focused on multiples of EBITDA, which are the most used measures of valuation in the hospital industry and are typically used for highly leveraged companies such as Hallmark. Based on the mean and median LTM EBITDA multiples (which were equal), the analysis yielded a value for a share of Hallmark stock of $31.34. Because of the inherent differences between the business, operations and prospects of Hallmark and the businesses, operations and prospects of the companies included in the Comparable Universe, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis, and accordingly also made qualitative judgments concerning differences between the financial and operating characteristics of Hallmark and the companies included in the Comparable Universe that would affect the public trading values of Hallmark and such comparable companies.

    COMPARABLE TRANSACTION ANALYSIS. Using publicly available information, Lehman Brothers compared selected financial data (including total equity transaction value as a multiple of LTM net income and total equity transaction value plus net debt as a multiple of LTM revenues, LTM EBIT and LTM EBITDA) for Hallmark with similar data for 15 selected transactions in the hospital management industry. Using the same methodology as in the analysis of comparable companies, the multiples derived from this analysis were used to impute a range of control values for a share of Hallmark Common Stock. The analysis yielded a range of control values for a share of Hallmark Common Stock of $11.72 to $41.40. During its oral presentation, Lehman Brothers again focused on multiples of EBITDA. Based on the mean and median EBITDA multiples, the analysis yielded a range of values for a share of Hallmark Common Stock of $22.36 to $23.55. Because the reasons for and the circumstances surrounding each of the transactions analyzed were specific to each transaction and because of the inherent differences between the business, operations and prospects of Hallmark and the businesses, operations and prospects of the selected acquired companies analyzed, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis, and accordingly also made qualitative judgments concerning differences between the characteristics of these transactions and the Merger that would affect the acquisition value of Hallmark and such acquired companies.

    PRO FORMA CONTRIBUTION ANALYSIS. Lehman Brothers analyzed the contributions of each of Community and Hallmark to net operating revenues, EBIT, EBITDA, interest expense and income before extraordinary items based on LTM financial results for each company. The analysis indicated
that Community and Hallmark would contribute respectively 56.7% and 43.3% of net operating revenues, 71.2% and 28.8% of EBIT, 67.9% and 32.1% of EBITDA, 66.8% and 33.2% of interest expense, and 73.7% and 26.3% of income before extraordinary items. Upon consummation of the Merger, the shareholders of Community and Hallmark would own 75.6% and 24.4%, respectively, of the combined entity on a fully diluted basis. Lehman Brothers compared this relative ownership of the combined entity by Community's and Hallmark's shareholders with the operating contributions set forth above.

    STOCK PRICE PERFORMANCE. Lehman Brothers examined the trading history of the Community Common Stock and the Hallmark Class A Common Stock in terms of both price and volume during the period from June 7, 1991 to June 7, 1994. This analysis showed that over the latest twelve month period, the common stock of Community and Hallmark traded at levels higher than historical levels. For that period, Hallmark Class A Common Stock traded in a range of $6.75 to $17.50 per share and Community Common Stock traded in a range of $13.00 to $25.75 per share. In addition, Lehman Brothers compared the prices of Community Common Stock and Hallmark Class A Common Stock from June 7, 1993 to June 7, 1994 with the Standard & Poor's Corporation ("S&P") Index of 400 Industrial Companies (the "S&P 400").

    PRO FORMA ANALYSIS. Lehman Brothers analyzed certain pro forma effects resulting from the Merger for 1994, 1995 and 1996. This analysis was based on
(i) Community's projected financial performance through 1996 as provided to Lehman Brothers by Community's management, (ii) projections for Hallmark based on its historical growth rates and margins, and (iii) a range of potential synergies that may result from the Merger as provided by Community's management. Lehman Brothers calculated the pro forma projected financial statements for the combined company for 1994, 1995 and 1996 which indicated that, under certain assumed levels of cost savings and other operating efficiencies, including, among other things, reduction of overhead costs, supply costs savings and the reduction or elimination of purchased services and hospital personnel, the Merger would be accretive to Community's stand-alone earnings per share, as estimated by Community's management, over the period. In addition, Lehman Brothers calculated the pro forma debt and coverage ratios for the combined company over the period which indicated that the Merger would cause a slight increase in debt ratios and a decrease in coverage ratios that would then be expected to improve over the period. Lehman Brothers also calculated the pro forma earnings per share for the combined company in 1995 and 1996 based on a range of cost savings and other operating efficiencies, including those described above, which showed that the Merger ranges from at least slightly accretive to significantly accretive to Community's stand-alone earnings per share in 1995 and 1996.

    Lehman Brothers is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the evaluations of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. The Board of Directors of Community selected Lehman Brothers because of its expertise, reputation and familiarity with Community (including familiarity gained in acting as lead underwriter of Community's public debt offering described above) and the hospital management industry in general.

    Pursuant to Lehman Brothers' engagement letter, Community agreed to pay Lehman Brothers an initial retainer of $100,000, a fee of $300,000 upon delivery of the fairness opinion described above, and a fee of $1,350,000, payable at the closing of an acquisition of Hallmark. In addition, in connection with the rendering of financial advisory services to Community with respect to the Merger, Community has agreed to reimburse Lehman Brothers for reasonable expenses incurred by Lehman Brothers, and to indemnify Lehman Brothers against certain liabilities, including liabilities under federal securities laws.

    Lehman Brothers has performed various investment banking services for Community in the past (including as lead underwriter for Community's public debt offering described above) and has received

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
customary fees for such services. In the ordinary course of its business, Lehman Brothers may trade in the debt and equity securities of Community and Hallmark for its own account and for the accounts of its customers, and, accordingly, may at any time hold a long or short position in such securities.

    OPINION OF HALLMARK'S FINANCIAL ADVISOR. Hallmark engaged Mabon on April 22, 1994, to act as its financial advisor with respect to the Merger. In this capacity, Mabon has rendered to Hallmark's Board of Directors an opinion that the Merger is fair to holders of Hallmark Common Stock from a financial point of view. Mabon delivered its written opinion, dated June 10, 1994, in connection with the Board's approval of the Merger Agreement. Mabon's opinion states that, as of the date of such opinion and based upon the review described therein, the Merger is fair to the holders of Hallmark Common Stock from a financial point of view. The opinion states that Mabon has not independently verified the information furnished to it by Hallmark or Community and that is has assumed and relied upon the accuracy and completeness of such information.

    THE FULL TEXT OF THE WRITTEN OPINION OF MABON, DATED JUNE 10, 1994, WHICH INCLUDES THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND CERTAIN LIMITATIONS ON SCOPE OF ACTIVITIES, IS ATTACHED AS APPENDIX D TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. HALLMARK STOCKHOLDERS ARE URGED TO READ THIS OPINION CAREFULLY IN ITS ENTIRETY. MABON'S OPINION IS DIRECTED ONLY TO THE FAIRNESS OF THE EXCHANGE RATIO FOR HALLMARK COMMON STOCK FROM A FINANCIAL POINT OF VIEW AND HAS BEEN PROVIDED SOLELY FOR THE USE OF THE HALLMARK BOARD OF DIRECTORS IN ITS EVALUATION OF THE MERGER, DOES NOT ADDRESS ANY OTHER ASPECTS OF THE MERGER OR RELATED TRANSACTIONS, AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HALLMARK STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE HALLMARK SPECIAL MEETING. THE SUMMARY OF THE OPINION OF MABON SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

    In  arriving  at its  opinion, Mabon,  among other  things, with  respect to
Hallmark: (a) reviewed, from a financial point of view, the Merger Agreement and the appendices thereto; (b) studied the Annual Report to Stockholders and Annual Reports on Form 10-K for the years ended June 30, 1991 through 1993 and its interim reports on Form 10-Q and Form 8-K filed since June 30, 1993; (c) reviewed certain financial and operating data relating to Hallmark's business and prospects, which information and data management of Hallmark has represented to Mabon as being accurate and, with respect to the prospects of Hallmark, as being reasonable evaluations of Hallmark's prospects; (d) reviewed financial information (both historical and forecast), certain contracts and agreements relating to the business of Hallmark and discussed such financial information and the business and prospects of Hallmark with management of Hallmark; (e) reviewed the reported historical and recent market prices and trading volumes of Hallmark Class A Common Stock; (f) compared the financial, operating and stock price performance of Hallmark with certain other companies deemed comparable;
(g) reviewed the financial terms, to the extent publicly available, of certain other acquisition transactions deemed comparable; and (h) made such other analyses and examinations as Mabon deemed necessary or appropriate. With respect to Community, Mabon, among other things: (1) studied the Annual Reports to Stockholders and Annual Reports on Form 10-K for the years ended December 31, 1991 through 1993 and its interim reports on Form 10-Q and Form 8-K filed since December 31, 1993; (2) reviewed certain financial and operating data relating to Community's business and prospects, which information and data management of Community has represented to Mabon as being accurate and, with respect to the prospects of Community, as being reasonable evaluations of Community's prospects; (3) reviewed historical financial information, certain contracts and agreements relating to the business of Community and discussed such financial information and the business and prospects of Community with management of Community; (4) reviewed the reported historical and recent market prices and trading volumes of Community Common Stock; (5) compared the financial, operating and stock price performance of Community with certain other companies deemed comparable; and (6) made such other analyses and examinations as Mabon deemed necessary or appropriate.

    Mabon also took into account its assessment of economic, market and financial conditions generally and within the industry in which Hallmark and Community are engaged.

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
    With the permission of the Hallmark Board, Mabon did not independently verify the information concerning Hallmark and Community or other data considered in its review, and for purposes of its opinion, Mabon assumed and relied upon the accuracy and completeness of all such information and data. Mabon did not undertake an independent appraisal of any of Hallmark's assets or those of Community. With respect to the financial forecasts and prospects of each of Hallmark and Community, Mabon relied on information provided by the respective managements of Hallmark and Community to the effect that certain publicly available forecasts are reasonable and that (i) as to the respective forecasts, they are unaware of any facts that would make such information incomplete or misleading and (ii) there have been no material adverse developments in the business conditions (financial or otherwise) or prospects of either of Hallmark or Community since each company's most recent fiscal year end. Mabon's opinion is necessarily based on economic, market and other conditions as they existed as of the date of its opinion, and the information made available to Mabon, as of such date.

    Mabon also assumed that the Merger will be treated as a pooling of interests in accordance with generally accepted accounting principles and as a tax-free reorganization for federal income tax purposes. Mabon's opinion relates to the relative values of Hallmark and Community. Mabon did not express any opinion as to what the value of the Community Common Stock actually will be when issued to Hallmark stockholders pursuant to the Merger or the price at which the Community Common Stock will trade subsequent to the Merger.

    Hallmark did not ask Mabon to analyze, and Mabon's opinion does not present a discussion of, the relative merits of the Merger as compared to any other business plan or opportunity that might be presented to Hallmark or the effect of any other arrangement in which Hallmark might engage, and Mabon was not authorized to solicit, and did not solicit, any third-party indications of interests for the acquisition of all or any other part of Hallmark.

    The following is a brief summary of the report presented by Mabon to the Hallmark Board of Directors on June 10, 1994.

    COMPARABLE COMPANY ANALYSIS. As part of its analysis, Mabon reviewed the recent stock market performance of Hallmark and compared it to the stock market performances of seven other companies, including Community, which operate hospitals. These other companies consisted of American Medical Holdings, Inc., Columbia/HCA Healthcare Corporation, Community, Health Management Associates, Inc., Healthtrust, Inc. - The Hospital Company, OrNda HealthCorp and Universal Health Services, Inc. (collectively, the "Industry Comparables"). Mabon compared market values as multiples of, among other things, publicly reported latest 12 months ("LTM") net income, current calendar year estimated earnings per share and calendar 1995 estimated earnings per share. In addition, Mabon compared market capitalization as multiples, among other things, of publicly reported LTM earnings before interest and taxes ("EBIT"), publicly reported LTM earnings before interest, taxes, depreciation and amortization ("EBITDA") and publicly reported LTM revenues. In connection with the issuance of its opinion on June 10, 1994, Mabon determined that these multiples of market value to (i) LTM net income ranged from 14.3x to 29.3x (with a mean of 20.4x); (ii) current calendar year's estimated earnings per share ranged from 13.5x to 26.2x (with a mean of 17.9x); (iii) estimated calendar year 1995 estimated earnings per share ranged from 11.9x to 21.4x (with a mean of 15.5x); and market capitalization to (iv) LTM EBIT ranged from 9.0x to 16.0x (with a mean of 11.0x); (v) LTM EBITDA ranged from 5.2x to 13.4x (with a mean of 7.8x); and (vi) LTM revenues ranged from 0.6x to 3.0x (with a mean of 1.5x).

    Mabon then calculated per share equity values for Hallmark by applying Hallmark's LTM financial results to the mean multiples derived from its analysis of the Industry Comparables described above. Using these multiples of LTM EBIT, LTM EBITDA and LTM net income, which were considered most relevant by Mabon, Mabon calculated per share imputed equity values of Hallmark ranging from $15.08 to $29.68, with a mean of $22.22. Given Hallmark's characteristics of high leverage, difficult financial history and lack of experience in growth through acquisitions, which differentiated it from the Industry Comparables, Mabon believed that it would be appropriate to apply some discount to the quantitative result of the analysis.

    SELECTED COMPARABLE TRANSACTIONS ANALYSIS. Mabon, utilizing publicly available information, analyzed the purchase price and imputed transaction multiples and values on the following selected merger and acquisition transactions (the "Acquisition Comparables") each of which was completed or reported within the last two years: Healthtrust, Inc. -The Hospital Company/EPIC Holdings, Inc.; OrNda HealthCorp/Summit Health Ltd.; OrNda HealthCorp/American Healthcare Management, Inc.; Columbia Healthcare Corporation/HCA-Hospital Corporation of America; Quorum, Inc./Charter Medical Corporation; Columbia Healthcare Corporation/Galen Health Care, Inc.; and Columbia Hospital Corporation/Basic American Medical, Inc. Mabon compared the equity value (based on the closing price on the last full day of trading prior to the announcement of such transactions) as a multiple of publicly available LTM net income and publicly available LTM cash flow (defined as net income plus depreciation and amortization) and compared the total consideration (defined as equity value of transaction plus debt less cash) as multiples of LTM EBITDA, LTM EBIT and LTM revenues. The multiples of LTM net income and LTM cash flow were between the following ranges: (i) LTM net income ranged from 12.3x to 18.1x (with a mean of 14.4x); and (ii) LTM cash flow ranged from 5.4x to 21.0x (with a mean of 9.4x). The range of total considerations as multiples of LTM EBITDA, LTM EBIT and LTM revenues, respectively, were: (a) LTM EBITDA: 5.4x to 8.6x (with a mean of 6.5x); (b) LTM EBIT: 7.9x to 14.5x (with a mean of 9.8x); and (c) LTM revenues:
0.7x to 1.5x (with a mean of 1.0x).

    Mabon calculated per share equity values for Hallmark by applying Hallmark's actual LTM financial results to the mean multiples derived from its analysis of the Acquisition Comparables described above. Using the multiples of LTM EBIT, LTM EBITDA, LTM net income and LTM cash flow, which were considered most relevant by Mabon, Mabon calculated per share imputed equity values of Hallmark ranging from $10.64 to $31.14, with a mean of $20.02. Given Hallmark's characteristics of high leverage, difficult financial history and lack of experience in growth through acquisitions, which differentiated it from the Acquisition Comparables, Mabon believed that it would be appropriate to apply some discount to the quantitative result of the analysis.

    No company, transaction or business used by Mabon in the comparable company and comparable transactions analyses as a comparison should be viewed as nearly identical to Hallmark or Community. Accordingly, an analysis of the results of the foregoing is not entirely mathematical; rather, it involves complex considerations and judgements concerning differences in financial and operating characteristics and other factors that could affect the acquisition or public trading value of the comparable companies or the business segment or company to which they are being compared.

    DISCOUNTED CASH FLOW ANALYSIS. Mabon performed a discounted cash flow analysis of the projected free cash flow of Hallmark for the calendar year ended December 31, 1994 through calendar year 1998, assuming, among other things, discount rates of 10.0%, 12.5% and 15.0% and terminal multiples of cash flow from operations (defined for this purpose as net income plus depreciation and amortization plus deferred taxes) of 6.0x, 7.0x, 8.0x and 9.0x. Mabon performed this analysis based on two different sets of operating projections approved by Hallmark management, a "Growth Case" reflecting the initiation of an acquisition strategy and a "Base Case" reflecting the continued operation of existing hospitals. These analyses resulted in the following ranges of values per share of the Hallmark Common Stock: (i) Growth Case: $14.47 to $33.16 (with a mean of $23.05); and (ii) Base Case: $16.80 to $28.24 (with a mean of $22.10).

    CONTRIBUTION ANALYSIS. Mabon analyzed the relative contribution of each of Hallmark and Community to the pro forma combined entity resulting from the Merger. Such analysis indicated Hallmark's contribution to the latest twelve months ended March 31, 1994 pro forma combined entity would be 32.1% of EBITDA, 28.8% of EBIT, 16.7% of net income (excluding gain on sale of healthcare facility and amortization of deferred debt restructuring credits), 35.5% of total assets and 26.6% of book value.

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
    OTHER FACTORS AND COMPARATIVE ANALYSES. In rendering its opinion, Mabon considered certain other factors and conducted certain other comparative analyses, including, among other things, a review of (i) the history of trading prices for Hallmark Class A Common Stock and Community Common Stock, and the relationship between movements of such securities, movements of the common stock of the Industry Comparables and movements in the S&P 500 Index; (ii) the pro forma ownership of the combined company, (iii) the pro forma effects of the Merger on earnings per share of Community; and (iv) the premium paid in the Merger and premiums paid in comparable transactions.

    The terms of Mabon's engagement provide that Hallmark will pay Mabon a retention fee of $50,000 (paid upon the commencement of the engagement) and a transaction fee equal to 1.0% of the "purchase price" up to $155,000,000 plus 2.0% of the "purchase price" in excess of $155,000,000 (payable upon the closing of the transaction). As used in the engagement letter, the term "purchase price" means the sum of the aggregate fair market value of any securities issued, and any cash consideration paid in connection with the transaction, plus the amount of any long-term debt, including the current portion thereof, and any capital lease obligations of Hallmark that are assumed, directly or indirectly, by Community. For purposes of such calculation, the fair market value of the Community Common Stock to be issued in the merger was deemed to be $24.00 per share, resulting in a total transaction fee of approximately $1,900,000. In addition, Hallmark paid Mabon $150,000 for rendering its fairness opinion.

    Mabon may also receive certain fees if the Merger Agreement is terminated or if Hallmark receives another offer from a third-party. In addition to any such fees payable to Mabon, Hallmark will reimburse Mabon for its out-of-pocket expenses incurred in connection with its engagement. Hallmark has also agreed to indemnify Mabon against certain liabilities and expenses (including liabilities under the federal securities laws).

    Hallmark engaged Mabon because it is a nationally recognized investment banking firm with experience in transactions similar to the Merger and because it is familiar with Hallmark and its business through acting as co-managing underwriter for the offering of the Senior Subordinated Notes. As part of its investment banking business, Mabon is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

    Mabon has in the past provided investment banking services to Hallmark for which Mabon has received customary compensation.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

    In considering the Merger, holders of Hallmark Voting Stock should be aware that the Hallmark directors and certain members of Hallmark management have an interest in the Merger, as described below.

    Community has agreed that, if the Merger is consummated, it will cause James
T. McAfee, Jr., the Chairman of the Board and Chief Executive Officer of Hallmark, and Kay W. Slayden, a Hallmark director, to be elected to the Board of Directors of Community for terms expiring in 1997 and 1996, respectively.

    Messrs. James T. McAfee, Jr. and Robert M. Thornton, Jr., who is the President, Chief Operating Officer and Chief Financial Officer of Hallmark, currently have employment agreements with Hallmark that provide for certain severance payments if, following a "change in control" of Hallmark (such term, as defined in such agreements, includes the Merger), such officers resign from their positions with Hallmark. In addition, upon such resignation, Messrs. McAfee and Thornton are entitled to full vesting of all benefits, options and bonuses, the latter being prorated to the date of resignation. Messrs. McAfee and Thornton have opted to tender their resignations upon consummation of the Merger. As a result, Mr. McAfee will be entitled to severance payments of $1,640,000, bonuses of approximately $719,000 and benefits of $233,570, and to vesting of options to acquire 22,606 shares of Hallmark Class A Common Stock (to be converted in the Merger into options to acquire 21,928 shares of Community Common Stock); and Mr. Thornton will be entitled to severance payments of $720,000, bonuses of approximately $345,000 and benefits of $110,760, and to vesting of options to acquire 13,564 shares of Hallmark Class A Common Stock (to be converted in the Merger into options to acquire 13,157 shares of Community Common Stock). The severance payments, bonuses and benefits will be paid from existing cash balances by the surviving corporation.

    Community has reached an understanding with Messrs. McAfee and Thornton pursuant to which each such officer of Hallmark will enter into a two year consulting agreement providing for post-closing transition services. Although no definitive written agreements have been executed, the parties have tentatively agreed that Mr. McAfee and Mr. Thornton will receive, in consideration for such services, amounts totalling $270,000 and $150,000, per annum, respectively. Such arrangements will be subject to the execution of definitive agreements and the approval of Community's Board of Directors.

    Non-employee members of the Board of Directors of Hallmark are entitled to receive stipends under the Hallmark Healthcare Corporation Emeritus Director Stipend Plan (the "Emeritus Director Plan") upon retirement from the Board if such persons have served as a director at least 60 months or, in any event, on termination of service as a member of the Board of Directors within one year after a "change of control" of Hallmark (such term, as defined in the Emeritus Director Plan, includes the Merger). The monthly stipends payable under the Emeritus Director Plan are equal to the highest monthly base director's fee paid by Hallmark to non-employee directors during such former director's period of service as a non-employee director. Such directors are entitled to one monthly payment under the Emeritus Director Plan for each complete month of service as a member of the Board of Directors of Hallmark. As a result of the Emeritus Director Plan, four directors of Hallmark will be entitled to receive monthly payments of $1,500 per director totaling $303,000 for all four directors.

    As of the record date, the executive officers and directors of Hallmark (as a group) owned and had the right to vote an aggregate of 383,053 shares of Hallmark Class A Common Stock and an aggregate of 2,026 shares of Hallmark Preferred Stock. All such shares will be treated in the Merger in the same manner as the shares of Hallmark Class A Common Stock and Hallmark Preferred Stock held by other stockholders of Hallmark. See "The Merger -- Merger Consideration" and "Stock Ownership of Principal Stockholders and Management of Hallmark."

    As of the record date, the executive officers and directors of Hallmark (as a group) also held options to purchase an aggregate of 185,466 shares of Hallmark Class A Common Stock pursuant to the Hallmark Option Plans, including options to purchase an aggregate of 65,000 shares of Hallmark Class A Common Stock held by non-employee directors. Such options, to the extent not exercised prior to the Merger, together with all other outstanding Hallmark stock options, shall, by virtue of the Merger and without any further action on the part of Hallmark or the holder of any such Hallmark Options, be assumed by Community. See "The Merger -- Treatment of Hallmark Stock Options."

    From and after the Effective Time, Acquisition Corp. has agreed to indemnify, to the same extent provided under the Certificate of Incorporation and/or Bylaws of Community as in effect on June 10, 1994, each former officer and director of Hallmark against all losses, claims, damages, liabilities, costs or expenses (including reasonable attorneys' fees) based upon or arising from acts or omissions by them in their capacities as such officers or directors, and not to amend for a period of five years such provisions of its Certificate of Incorporation and Bylaws in any respect that would diminish such parties' rights of indemnification thereunder, unless required by applicable law or by Acquisition's Corp.'s then existing directors' and officers' liability insurance carriers. Community has also agreed to maintain director and officer liability insurance in an amount equal to or greater than $15,000,000 covering any of the officers and directors for a period of five years after the Effective Time.

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
                                   THE MERGER

GENERAL

    Community and Hallmark have executed and delivered the Merger Agreement, pursuant to which, subject to the requisite approvals of the stockholders of Community and Hallmark, Hallmark will be merged with and into Acquisition Corp. at the Effective Time. The separate corporate existence of Hallmark will cease at the Effective Time. The Merger Agreement also sets forth certain covenants, representations and warranties of Community and Hallmark, and certain other provisions relating to the consummation of the Merger. The following description is a summary of certain provisions of the Merger Agreement and does not purport to be complete. Such summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Appendix A. The terms of the Merger Agreement are the results of arms-length negotiations between representatives of Community and Hallmark.

MERGER CONSIDERATION

    If the Merger is consummated, each outstanding share of Hallmark Common Stock will be converted into the right to receive .97 shares of Community Common Stock and each share of Hallmark Preferred Stock will be converted into the right to receive 5.4 shares of Community Common Stock. The exchange ratios for Hallmark Common Stock and Hallmark Preferred Stock are fixed and will not increase or decrease by reason of fluctuations in the market price of Community Common Stock or Hallmark Common Stock.

    As of August 15, 1994, the unpaid and accumulated dividends on the Hallmark Preferred Stock amounted to approximately $686,000, or $21.25 per share of Hallmark Preferred Stock outstanding on such date. Upon consummation of the Merger, any right that holders of Hallmark Preferred Stock may have had to receive such unpaid and accumulated dividends, upon redemption of the Hallmark Preferred Stock or otherwise, will terminate. Following the Effective Date, shares of Hallmark Preferred Stock will represent only the right to receive shares of Community Common Stock at the exchange ratio set forth above. Holders of Hallmark Preferred Stock who do not wish to accept shares of Community Common Stock in exchange for their shares of Hallmark Preferred Stock and who comply with the provisions of Delaware law regarding appraisal rights have the right to have the fair value of their shares judicially determined and paid to them in cash by Community. Holders of Community Common Stock and Hallmark Common Stock will not have appraisal rights in connection with the Merger. See "The Merger -- Appraisal Rights."

    Assuming the Merger is consummated and no holder of Hallmark Preferred Stock perfects appraisal rights, the outstanding shares of Hallmark Common Stock and Hallmark Preferred Stock as of the Effective Time will, by virtue of the Merger, be converted into the right to receive an aggregate of approximately 3,321,000 shares of Community Common Stock. Based on the 11,442,496 shares of Community Common Stock outstanding on the record date, the converted shares of Hallmark Common Stock and Hallmark Preferred Stock will represent approximately 22.5% of the outstanding shares of Community Common Stock, if the Merger is consummated. Each share of Hallmark Common Stock and Hallmark Preferred Stock held in the treasury of Hallmark at the Effective Time will cease to be outstanding and will be cancelled and retired in the Merger, without any conversion thereof or payment of any consideration therefor. Each share of Community Common Stock outstanding at the Effective Time will remain outstanding and unchanged by reason of the Merger. Each share of common stock of Acquisition Corp. that is issued and outstanding immediately prior to the Effective Time will remain outstanding, all of which shares following consummation of the Merger will be owned by Community.

    For a description of the differences between the rights of holders of Hallmark Common Stock, Hallmark Preferred Stock and Community Common Stock, see "The Merger -- Comparison of Rights of Holders of Community Common Stock and Hallmark Common Stock" and "-- Comparison of Rights of Holders of Community Common Stock and Hallmark Preferred Stock."

EFFECTIVE TIME OF THE MERGER

    It is presently contemplated that the Merger will become effective as soon as practicable after the requisite approvals of the stockholders of Community and Hallmark have been obtained and all of the other conditions have been satisfied or waived. The parties thereafter will cause a Certificate of Merger to be filed with the Secretary of State of the State of Delaware. The Merger will become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware (the "Effective Time"). It is presently contemplated that such filing will be made on or about October 5, 1994.

EXCHANGE OF HALLMARK STOCK CERTIFICATES

    Instructions with regard to the surrender of Hallmark stock certificates, together with a letter of transmittal to be used for this purpose, will be mailed to Hallmark stockholders promptly after the Effective Time. In order to receive certificates evidencing shares of Community Common Stock, stockholders of Hallmark will be required to surrender their stock certificates after the Effective Time, together with a duly completed and executed letter of transmittal and such other documents as may reasonably be required, to First Union National Bank of North Carolina, which will act as Exchange Agent (the "Exchange Agent") in connection with the Merger. Upon receipt of such stock certificates, letter of transmittal and other documents as required, the Exchange Agent will issue a stock certificate evidencing shares of Community Common Stock to the registered holder or his transferee for the number of shares of Community Common Stock such person is entitled to receive as a result of the Merger, together with cash in lieu of any fractional share. No interest will be paid or accrued on the value of shares of Community Common Stock or cash payable upon the surrender of Hallmark stock certificates.

    HALLMARK STOCKHOLDERS SHOULD NOT SUBMIT THEIR STOCK CERTIFICATES FOR EXCHANGE UNTIL THE INSTRUCTIONS AND LETTER OF TRANSMITTAL ARE RECEIVED.

    If any certificate for shares of Community Common Stock is to be issued or any cash payment for a fractional share is to be made to a person other than the person in whose name the certificate for shares of Hallmark Common Stock or Hallmark Preferred Stock, as the case may be, surrendered in exchange therefor is registered, it will be a condition of such issuance or payment that the stock certificate so surrendered be properly endorsed and otherwise in proper form for transfer, and that the person requesting such issuance or payment (i) pay in advance any transfer or other taxes required by reason of the issuance of certificates for shares of Community Common Stock or a check representing cash for a fractional share to a person other than the registered holder of the Hallmark stock certificate surrendered or (ii) establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

    After the Effective Time, there will be no further transfers on the stock transfer books of Hallmark of shares of Hallmark Common Stock or shares of Hallmark Preferred Stock that were outstanding immediately prior to the Effective Time. If a certificate representing such shares is presented for transfer, subject to compliance with the requisite transmittal procedures, it will be cancelled and exchanged for the appropriate number of shares of Community Common Stock and cash in lieu of fractional shares thereof.

    Each certificate representing shares of Hallmark Common Stock or Hallmark Preferred Stock, as the case may be, outstanding immediately prior to the Effective Time (other than shares held by holders of Hallmark Preferred Stock who perfect their appraisal rights under Delaware law and do not subsequently withdraw, lose or forfeit such rights) will, at the Effective Time, be deemed for all purposes to represent only the right to receive the number of whole shares of Community Common Stock (and the right to receive cash in lieu of any fraction of a share of Community Common Stock) into which the shares of Hallmark Common Stock or Hallmark Preferred Stock, as the case may be, represented by such certificate were converted in the Merger.

    Until a certificate which formerly represented shares of Hallmark Common Stock or Hallmark Preferred Stock, as the case may be, is actually surrendered for exchange and received by the Exchange Agent, the holder thereof will not be entitled to vote or receive any dividends or other distributions with respect to Community Common Stock payable to holders of record after the Effective Time. Subject to applicable law, upon such surrender of Hallmark stock certificates, such dividends or other distributions will be remitted (without interest) to the record holder of certificates for shares of Community Common Stock issued in exchange therefor. All dividends or other distributions with respect to Community Common Stock payable to holders of record after the Effective Time which otherwise would be payable to holders of Hallmark stock certificates not theretofore surrendered and exchanged will be paid or delivered by Community to the Exchange Agent, in trust, for the benefit of such holders. All such dividends or other distributions held by the Exchange Agent which remain unclaimed at the end of one year after the Effective Time will be repaid or redelivered by the Exchange Agent to Community, after which time any holder of a stock certificate will, subject to applicable law, be entitled to look as a general creditor only to Community for payment or delivery of such dividends or other distributions, as the case may be. Any certificates for shares of Community Common Stock and cash sufficient to pay for fractional shares delivered or made available to the Exchange Agent and not exchanged for Hallmark stock certificates within one year after the Effective Time will also be returned by the Exchange Agent to Community, which will thereafter act as Exchange Agent. None of Community, Hallmark or the Exchange Agent will be liable to a holder of Hallmark Common Stock or Hallmark Preferred Stock, as the case may be, for any Community Common Stock, dividends or other distributions thereon or cash in lieu of fractional shares delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

NO FRACTIONAL SHARES

    No fractional shares of Community Common Stock will be issued in connection with the Merger, but, in lieu thereof, each holder of Hallmark Common Stock or Hallmark Preferred Stock, as the case may be, who would otherwise be entitled to receive a fraction of a share of Community Common Stock will, upon surrender of his certificate, receive an amount in cash equal to the "Average Price" multiplied by the fraction of a share of Community Common Stock that such stockholder would otherwise have received. Except for such payment, no such stockholder will be entitled to any dividends or other distributions or other rights of stockholders with respect to any fractional interest. The "Average Price" of a share of Community Common Stock shall be the average of the closing sales prices thereof as reported on The Nasdaq Stock Market or on such other principal exchange on which the Community Common Stock is listed (as reported by THE WALL STREET JOURNAL or, if not reported thereby, by another authoritative source) over the ten business days immediately preceding the date the Merger is consummated. See "--Federal Income Tax Consequences."

TREATMENT OF HALLMARK STOCK OPTIONS

    As of August 15, 1994, an aggregate of 498,255 shares of Hallmark Common Stock were reserved for issuance upon exercise of outstanding options granted under Hallmark's 1993 Stock Option Plan, Long-Term Stock Incentive Plan -- 1989, Stock Incentive Performance Plan -- 1991, 1991 Directors' Stock Option Plan, as amended, and certain stock options granted under severance arrangements (collectively, the "Hallmark Stock Option Plans"). As of August 15, 1994, the options were held by 49 individuals, including all executive officers and all of the directors of Hallmark and have exercise prices ranging from $0.70 to $16.75 per share.

    All options outstanding immediately prior to the Effective Time under the Hallmark Stock Option Plans shall, by virtue of the Merger and without any further action on the part of Hallmark or the holder of any such Hallmark options, be assumed by Community. Each Hallmark option assumed by Community shall be exercisable upon the same terms and conditions as under the applicable Hallmark Stock Option Plan and the applicable option agreement issued thereunder, except that (i) each such Hallmark option shall be exercisable for that whole number of shares of Community Common Stock (rounded to the nearest whole share) into which the number of shares of Hallmark Common Stock subject to such Hallmark option immediately prior to the Effective Time would be converted pursuant to the Merger and (ii) the option price per share of Community Common Stock shall be an amount equal to the option price per share of Hallmark Common Stock subject to such Hallmark option in effect immediately prior to the Effective Time divided by .97 (the price per share, as so determined, being rounded down to the nearest full cent).

CONDITIONS TO THE MERGER

    In addition to the requisite approvals of the stockholders of Community and Hallmark, the obligations of Community, Hallmark and Acquisition Corp. to consummate the Merger are subject to the satisfaction or, where permitted, waiver of certain other conditions, including (i) that no injunction or any order shall have been issued to any party by a court of competent jurisdiction to the effect that the transaction contemplated by the Merger Agreement may not be consummated, (ii) that the Registration Statement shall have become effective and no stop order with respect thereto shall be in effect, (iii) the receipt from Arthur Andersen & Co. of an opinion that the Merger will be treated as a pooling of interests transaction under applicable accounting standards, and (iv) that all consents, authorizations, orders and approvals of (or filings or registrations with) any governmental commission, board or other regulatory body required in connection with the execution, delivery and performance of the Merger Agreement shall have been obtained or made, except for filings in connection with the Merger and any other documents required to be filed after the Effective Time and except where the failure to have obtained or made any such consent, authorization, order, approval, filing or registration would not have a material adverse effect on the business of Community and Hallmark (and their respective subsidiaries), taken as a whole, following the Effective Time.

    Community's obligation to effect the Merger is subject to various additional conditions, including, but not limited to, (i) Hallmark having performed its agreements contained in the Merger Agreement and the representations and warranties of Hallmark contained in the Merger Agreement and in any document delivered in connection therewith being true and correct (subject to certain materiality standards), (ii) the receipt of satisfactory legal opinions, (iii) the absence of any change in the financial condition, business or operations of Hallmark that would have or would be reasonably likely to have a material adverse effect on Hallmark other than any such change that affects both Hallmark and Community in a substantially similar manner, and (iv) the receipt from not less than 75% by value of the participants in Hallmark's 1993 Long-Term Incentive Plan of an executed consent to the termination of such plan and Hallmark's 1995 annual incentive bonus plan.

    Hallmark's obligation to effect the Merger is also subject to various additional conditions, including (i) Community having performed its agreements contained in the Merger Agreement and the representations and warranties of Community and Acquisition Corp. contained in the Merger Agreement and in any document delivered in connection therewith being true and correct (subject to certain materiality standards), (ii) the receipt of satisfactory legal opinions, and (iii) any change in the financial condition, business or operations of Community that would have or would be reasonably likely to have a material adverse effect on Community other than any such change that affects both Hallmark and Community in a substantially similar manner.

AMENDMENT OF THE MERGER AGREEMENT; WAIVER OF CONDITIONS

    The respective Boards of Directors of Community, Acquisition Corp. and Hallmark may, by written agreement, at any time before or after the approval of matters presented in connection with the Merger by the stockholders of Community and Hallmark, amend the Merger Agreement, provided that after such stockholder approval no amendment may be made which by law requires the further approval of stockholders without obtaining such approval. See "Introduction -- Voting and Proxies."

    Each party may, by action taken by its Board of Directors, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of any other party to the Merger Agreement, waive any inaccuracies in the representations and warranties made to such party contained in the Merger Agreement or any document delivered pursuant thereto, or waive compliance or performance by any other party with any agreements or conditions for the benefit of such party contained in the Merger Agreement.

ALTERNATIVE MERGER STRUCTURE

    The Merger Agreement provides that Community and Hallmark may mutually agree to change the structure of the Merger so that Acquisition Corp. would merge with and into Hallmark, rather than Hallmark merging with and into Acquisition Corp., with the result that Hallmark would be the surviving entity in the Merger. In this event, stockholder approval of the Merger Agreement and the Merger shall be deemed to include approval of this alternative structure of the Merger. Any such change in the structure of the Merger would not have any effect on the exchange ratios or other material provisions of the Merger Agreement, and, in any event, would not be made unless Community and Hallmark are each satisfied that such change would not result in less favorable tax consequences to any of the parties to the Merger or stockholders of Hallmark or affect the qualification of the Merger as a pooling of interests.

TERMINATION

    The Merger Agreement may be terminated and the Merger abandoned, at any time prior to the Effective Time, whether before or after the requisite stockholder approvals, (i) by the mutual consent of Community and Hallmark, (ii) by action of the Board of Directors of either Community or Hallmark if (a) the Merger shall not have been consummated by December 31, 1994, (b) the approval of Hallmark's stockholders shall not have been obtained, or (c) the approval of Community's stockholders shall not have been obtained, or (d) a United States federal or state court of competent jurisdiction or United States federal or state governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and nonappealable; provided, that the party seeking to terminate the Merger Agreement shall have used all reasonable efforts to remove such injunction, order or decree; and further provided, in the case of a termination by Community or Hallmark if the Merger is not consummated by December 31, 1994, that the terminating party shall not have breached in any material respect its obligations under the Merger Agreement in a manner that shall have proximately contributed to the occurrence of the failure to consummate the Merger by such date, (iii) by action of the Board of Directors of Hallmark, if (a) in the exercise of its good faith judgment as to its fiduciary duties to its stockholders the Board of Directors of Hallmark shall have withdrawn or modified its recommendation or approval of the transactions contemplated by the Merger Agreement, or (b) there has been a breach by Community or Acquisition Corp. of any representation or warranty contained in the Merger Agreement which would have or would be reasonably likely to have a material adverse effect on Community, or (c) there has been a material breach of any of the covenants or agreements set forth in the Merger Agreement on the part of Community, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by Hallmark to Community, or (d) there has been a breach by Community of its covenant to recommend approval of the Merger Agreement and the transactions contemplated thereby, (iv) by action of the Board of Directors of Community, if (a) there has been a breach by Hallmark of any representation or warranty contained in the Merger Agreement which would have or would be reasonably likely to have a material adverse effect on Hallmark, or (b) there has been a material breach of any of the covenants or agreements set forth in the Merger Agreement on the part of Hallmark, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by Community to Hallmark, or (c) another entity, person, or group (as defined in Section 13(d)(3) of the Exchange Act) commences a public offer to acquire at least 990,136 shares of Hallmark Common Stock at a price per share in excess of $23.00 per share and, in fact, acquires pursuant to said offer or otherwise at least 990,136 shares of Hallmark Common Stock or it shall be publicly disclosed or Community shall learn that any entity, person, or group shall have acquired at least 990,136 shares of Hallmark Common Stock, or shall have been granted any option or right, conditional or otherwise, to acquire at least 990,136 shares of Hallmark Common Stock, or (d) Hallmark enters into an agreement providing for a business combination whereby Hallmark, or at least 990,136 shares of Hallmark Common Stock, or all or substantially all of Hallmark's assets are to be acquired by, or Hallmark is to be consolidated with, a person or entity other than Community or a subsidiary or affiliate of Community, or (e) there has been a material breach by Hallmark of the nonsolicitation provisions of the Merger Agreement or a breach of such provisions of the Merger Agreement resulting in an acquisition proposal, or a breach of its covenant in the Merger Agreement to recommend approval of the Merger Agreement and the transactions contemplated thereby.

    In the event of the termination of the Merger Agreement by either Community or Hallmark as provided above, the Merger Agreement will become void, and there will be no liability on the part of any party or its officers, directors or stockholders, except for liabilities and obligations arising out of the breach by a party of any covenant or agreement contained in the Merger Agreement and except as otherwise described under "Fees and Expenses" below.

FEES AND EXPENSES

    If the Board of Directors of Hallmark terminates the Merger Agreement by withdrawing or modifying its recommendation for approval of the transaction contemplated by the Merger Agreement in the exercise of its good faith judgment as to its fiduciary duties to Hallmark stockholders, or if the Board of Directors of Community terminates the Merger Agreement because (i) another entity, person, or group (as defined in Section 13(d)(3) of the Exchange Act) commences a public offer to acquire at least 990,136 shares of Hallmark Common Stock at a price per share in excess of $23.00 per share and, in fact, acquires pursuant to said offer or otherwise at least 990,136 shares of Hallmark Common Stock or it shall be publicly disclosed or Community shall learn that any entity, person, or group shall have acquired at least 990,136 shares of Hallmark Common Stock, or shall have been granted any option or right, conditional or otherwise, to acquire at least 990,136 shares of Hallmark Common Stock; (ii) Hallmark enters into an agreement providing for a business combination whereby Hallmark, or at least 990,136 shares of Hallmark Common Stock, or all or substantially all of Hallmark's assets are to be acquired by, or Hallmark is to be consolidated with, a person or entity other than Community or a subsidiary or affiliate of Community; or (iii) there has been a material breach by Hallmark of the nonsolicitation provisions of the Merger Agreement or a breach of such provisions of the Merger Agreement that results in an acquisition proposal being made to Hallmark, or a breach of Hallmark's covenant in the Merger Agreement to recommend approval of the Merger Agreement and the transactions contemplated thereby; and, as of the date of such termination, (x) there has been no breach by Community of a representation or warranty which would have or would be reasonably likely to have a material adverse effect on Community, or (y) there has been no material breach of any of the covenants or agreements set forth in the Merger Agreement on the part of Community, then immediately, but in any event not later than five business days after such termination, Hallmark shall pay to Community an amount in cash equal to $8,000,000, plus actual out of pocket expenses incurred by Community and Acquisition Corp. in connection with the transactions contemplated hereby (including, but not limited to, fees and disbursements of counsel, fees and expenses of investment bankers, accountants and lenders, and printing costs) in an amount not exceeding $1,500,000 (collectively, the "Community Fee").

    If Hallmark terminates the Merger Agreement because Community or Acquisition Corp. has breached any representation or warranty in the Merger Agreement, or if Community terminates the Merger Agreement because Hallmark has breached a representation or warranty in the Merger Agreement, then immediately, but in any event not later than five business days after such termination, the non-terminating party shall pay to the terminating party an amount equal to such terminating party's actual out of pocket expenses incurred by the terminating party in connection with the transactions contemplated by the Merger Agreement (including, but not limited to, fees and disbursements of counsel, fees and expenses of investment bankers, accountants and lenders, and printing costs) in an amount not exceeding $2,000,000 (the "Termination Fee"); provided, however, that the Termination Fee shall not be payable if, as of the date of such termination, (x) there has been a breach by the terminating party of a representation or warranty which would have or would be reasonably likely to have a material adverse effect on either Community or Hallmark, as the case may be, or (y) there has been a material breach of any of the covenants or agreements set forth in the Merger Agreement on the part of the terminating party.

    In addition, if any non-breaching party has received the Termination Fee, such fee shall constitute liquidated damages and the non-breaching party shall have no right to pursue any other remedy; and in the event Community has received the Community Fee, it shall not (i) assert or pursue in any manner, directly or indirectly, any claim or cause of action based in whole or in part upon alleged tortious or other interference with rights under the Merger Agreement against any entity or person submitting an acquisition proposal or
(ii) assert or pursue in any manner, directly or indirectly, any claim or cause of action against Hallmark or any of its officers or directors based in whole or in part upon its or their receipt, consideration, recommendation, or approval of an acquisition proposal or Hallmark's exercise of its right of termination in the exercise of good faith judgment as to its fiduciary duties due its stockholders. In the event either party is required to file suit to seek any fee, and it ultimately succeeds on the merits, it shall be entitled to all expenses, including attorneys' fees, which it has incurred in enforcing its rights hereunder.

    Except as provided above, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses except as set forth above and except that (a) the filing fee in connection with the Hart-Scott-Rodino Act (as defined below) filing, (b) the filing fee in connection with the filing of the Registration Statement with the Commission, (c) the filing fees and counsel fees and expenses incurred by Community in connection with obtaining the necessary state securities or "Blue Sky" law permits and approvals, (d) the expenses incurred in connection with printing and mailing the Registration Statement and this Joint Proxy Statement/Prospectus, and (e) any expenses incurred to perform environmental assessments or surveys of real property owned or leased by Hallmark, shall be shared equally by Hallmark and Community.

CERTAIN COVENANTS

    The Merger Agreement provides that Hallmark agrees (a) that it will not initiate, solicit or encourage any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) with respect to a merger, acquisition, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or equity securities of, Hallmark (an "acquisition proposal") or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an acquisition proposal, or otherwise facilitate any effort or attempt to make or implement an acquisition proposal; (b) that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing; and (c) that it will notify Community immediately of the identity of the potential acquiror and the terms of such person's or entity's proposal if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, it; provided, however, that the Board of Directors of Hallmark is not prohibited from (i) furnishing information to or entering into discussions or negotiations with, any person or entity that makes an unsolicited written proposal to acquire Hallmark pursuant to a merger, consolidation, share exchange, purchase of a substantial portion of the assets, business combination or other similar transaction, if, and only to the extent that, (A) the Board of Directors of Hallmark determines in good faith that such action is required for the Board of Directors to comply with its fiduciary duties to stockholders, (B) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity, Hallmark provides written notice to Community, and
(C) subject to any confidentiality agreement with such person or entity (which Hallmark determined in good faith was required to be executed in order for the Board of Directors to comply with its fiduciary duties to stockholders), Hallmark keeps Community informed of the status of any such discussions or negotiations; and (ii) to the extent applicable, complying with Rule 14e-2 promulgated under the Exchange Act with regard to an acquisition proposal.

    Each of Community and Hallmark have agreed to take all action necessary in accordance with applicable law and its Certificate of Incorporation and Bylaws to convene a meeting of its stockholders as promptly as practicable to consider and vote upon the approval of the Merger Agreement and the transactions contemplated hereby and to take all lawful action to solicit such approval; provided, however, that such recommendation or solicitation is subject to any action taken by, or upon authority of, the Board of Directors of Community or Hallmark, as the case may be, in the exercise of its good faith judgment as to its fiduciary duties to its stockholders.

    Community shall promptly prepare and submit to The Nasdaq Stock Market or such other national securities exchange on which the Community Common Stock is listed a listing application covering the shares of Community Common Stock issuable in the Merger, and shall use its best efforts to obtain, prior to the Effective Time, approval for the listing of such Community Common Stock for trading on The Nasdaq Stock Market or such other national securities exchange.

REPRESENTATIONS AND WARRANTIES

    The Merger Agreement contains various representations and warranties relating to, among other things: (a) the due organization, power and standing of Community and Hallmark; (b) the authorization, execution, delivery, validity and enforceability of the Merger Agreement; (c) the capital structures of Community and Hallmark; (d) subsidiaries of Community and Hallmark; (e) other investment interests of Community and Hallmark; (f) conflicts under charters or bylaws, violations of any instruments or law and required covenants or approvals; (g) certain documents filed by each of Community and Hallmark with the Commission and the accuracy of information contained therein; (h) litigation; (i) conduct of business in the ordinary course and the absence of certain changes or material adverse effects on Community or Hallmark; (j) qualification for "pooling of interests" accounting treatment; (k) broker's and finder's fees with respect to the Merger; (l) retirement and other employee benefit plans of Community and Hallmark; (m) labor matters; (n) title to respective assets; (o) insurance policies; (p) environmental matters and compliance; (q) intellectual property rights; (r) receipt of fairness opinions; (s) licenses and permits for hospitals and other healthcare facilities; (t) Medicare/Medicaid compliance; (u) in the case of Hallmark, ownership of Community Common Stock; and (v) in the case of Community, due authorization and valid issuance of Community Common Stock to be issued and delivered in the Merger.

TENDER OFFER FOR THE SENIOR SUBORDINATED NOTES

    The consummation of the Merger will constitute a change in control, as defined in the indenture relating to Hallmark's Senior Subordinated Notes. As a result, Community or an affiliate of Community, will be required to make a tender offer for any or all such Senior Subordinated Notes at a price of 101% of the face amount of the Senior Subordinated Notes. Community intends to finance such tender offer through the use of existing cash balances and its Credit Facility. If all of the outstanding Senior Subordinated Notes are tendered, Community will be required to pay approximately $81,000,000 in principal, premium and costs. In addition, Community will be required to write off approximately $2,600,000 of deferred financing costs associated with the original issuance of the Senior Subordinated Notes.

RESALE OF COMMUNITY COMMON STOCK

    Shares of Community Common Stock to be issued stockholders of Hallmark in connection with the Merger will be freely transferrable under the Securities Act, except for shares issued to any person who, at the time of the Hallmark Special Meeting, may be deemed to be an "affiliate" of Hallmark within the meaning of Rule 145 under the Securities Act. In general, affiliates of Hallmark include its executive officers and directors and any other person or entity who controls, is controlled by or is under common control with Hallmark. Rule 145, among other things, imposes certain restrictions upon the resale of securities received by affiliates in connection with certain reclassifications, mergers, consolidations or asset transfers. Community Common Stock received by affiliates of Hallmark in the Merger will be subject to the applicable resale limitations of Rule 145.

    In the Merger Agreement, Hallmark has agreed to deliver to Community a letter identifying all persons who are, at the time of the Hallmark Special Meeting, affiliates within the meaning of Rule 145 under the Securities Act. In addition, Hallmark shall cause each such affiliate to deliver to Community, prior to the Effective Time, a written statement to the effect that such person will not offer, sell, transfer or otherwise dispose of any shares of Community Common Stock received in the Merger by such affiliate (i) except in accordance with the applicable provisions of the Securities Act and the rules and regulations of the Commission thereunder and (ii) except as otherwise provided in the Commission's accounting rules for pooling of interests transactions, until such time as financial results covering at least 30 days of combined operations of Community and Hallmark have been published. Community may place legends on certificates representing shares of Community Common Stock which are issued to affiliates of Hallmark in the Merger to restrict such transfers. As of the record date, 383,053 shares of Hallmark Class A Common Stock and 2,026 shares of Hallmark Preferred Stock (representing approximately 12.0% and 6.3% of the outstanding shares of such shares, respectively) were owned by affiliates of Hallmark.

ACCOUNTING TREATMENT

    Community intends to account for the Merger under the pooling of interests method of accounting. Under the pooling of interests method, Community's historical financial statements will be restated to include the assets, liabilities, stockholders' equity and results of operations of Hallmark, as reflected in Hallmark's historical financial statements, subject to appropriate adjustments, if any, to conform the accounting principles of the two companies. See "Unaudited Pro Forma Condensed Combined Financial Statements." Under the Merger Agreement, neither Community nor Hallmark is obligated to consummate the Merger if Community and Hallmark do not each receive an opinion from Arthur Andersen & Co. to the effect that the Merger will qualify for pooling of interests accounting treatment if consummated in accordance with the terms of the Merger Agreement. See "-- Conditions to the Merger."

CERTAIN REGULATORY MATTERS

    Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "Hart-Scott-Rodino Act"), and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions, including the Merger, may not be consummated unless notification has been given and certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. Pursuant to the Hart-Scott-Rodino Act, on June 23, 1994, Community and Hallmark each filed a Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Merger. The FTC granted early termination of the applicable waiting period on July 13, 1994. Notwithstanding the termination of the Hart-Scott-Rodino Act waiting period, at any time before or after the Effective Time, the FTC, the Antitrust Division or private parties and state attorneys general could take action under the antitrust laws, including seeking to enjoin the consummation of the Merger or seeking the divestiture by Community of all or any part of the stock or assets of Hallmark. Although Community and Hallmark know of no grounds for such injunction or divestiture, there can be no assurance that a challenge to the Merger on antitrust grounds will not be made or that, if such a challenge is made, it would not be successful.

INDEMNIFICATION AND INSURANCE

    Acquisition Corp. has agreed to indemnify and advance expenses to each person who immediately prior to the Effective Time was an officer or director of Hallmark or any subsidiary thereof ("Indemnified Parties"), to the same extent provided under the Certificate of Incorporation and/or Bylaws of Community, against all losses, claims, damages, liabilities, costs or expenses (including reasonable attorneys' fees) based upon or arising from acts or omissions, or alleged acts or omissions, by them in their capacities as officers or directors of Hallmark. In addition, Acquisition Corp. has agreed, for a period of five years after the Effective Time not to amend the provisions of its Certificate of Incorporation and Bylaws providing for exculpation of director and officer liability and indemnification in any respect that would diminish the Indemnified Parties' rights of indemnification thereunder, unless required by applicable law or by Acquisition Corp.'s then existing directors' and officers' liability insurance carriers.

    For a period of five years after the Effective Time, Community agreed to maintain director and officer liability insurance in an amount equal to or greater than $15,000,000 covering any of the Indemnified Parties.

    Community shall pay all expenses, including reasonable attorneys' fees, that may be incurred by any of the Indemnified Parties in enforcing the indemnity and other obligations referred to above. The foregoing rights to indemnification and advancement of expenses are exclusive and each Indemnified Party has released Community and Acquisition Corp., effective as of the Effective Time, from any obligations that either of them may have otherwise to indemnify him.

DELISTING OF HALLMARK COMMON STOCK

    After the Merger is consummated, all of the then outstanding Hallmark Common Stock and Hallmark Preferred Stock will be cancelled and public trading of Hallmark Class A Common Stock and Hallmark Preferred Stock will cease. Accordingly, Hallmark Class A Common Stock will, at such time, be delisted from The Nasdaq Stock Market.

FEDERAL INCOME TAX CONSEQUENCES

    The  following  discussion  describes   the  material  federal  income   tax
consequences that may be expected to result from the Merger.

    Community and Hallmark expect the Merger to be a tax-free reorganization for federal income tax purposes so that no gain or loss will be recognized by Hallmark stockholders, except in respect of cash received in lieu of fractional shares or payments received by stockholders exercising appraisal rights. Hallmark's obligation to consummate the Merger is conditioned upon receipt of an opinion from its counsel to the effect that (i) the Merger will be treated as a "reorganization" within the meaning of Section 368(a) of the Code and (ii) the exchange in the Merger of Hallmark Common Stock and Hallmark Preferred Stock for Community Common Stock will not give rise to gain or loss to the Hallmark stockholders. Community's obligation to consummate the Merger is conditioned upon receipt of an opinion from its counsel to the effect that (i) the Merger will be treated as a "reorganization" within the meaning of Section 368(a) of the Code and (ii) Community and Hallmark will each be a party to that reorganization within the meaning of Section 368(b) of the Code.

    In connection with their tax opinions, counsel to Community and Hallmark will make such factual assumptions as are customary in similar tax opinions, and such factual assumptions will be confirmed by certificates signed by appropriate officers of Community and Hallmark. The tax opinions cannot be relied upon if any such factual assumption is, or later becomes, inaccurate. No ruling from the Internal Revenue Service concerning the tax consequences of the Merger has been requested, and the tax opinions will not be binding upon the Internal Revenue Service or the courts. If the Merger is consummated, and it is later determined that the Merger did not qualify as a tax-free reorganization under the Code, Hallmark stockholders would recognize taxable gain or loss in the Merger equal to the difference between the fair market value of the Community Common Stock they received and their basis in their Hallmark Common Stock or Hallmark Preferred Stock, as the case may be.

    Cash received in the Merger by a Hallmark stockholder in lieu of a fractional share of Community Common Stock will be treated under Section 302 of the Code as having been received by the Hallmark stockholder in exchange for such fractional share, and the Hallmark stockholder generally will recognize capital gain or loss in such exchange equal to the difference between the cash received and the Hallmark stockholder's basis allocable to the fractional share. A Hallmark stockholder who perfects his appraisal rights under the laws of Delaware and who receives payment in cash for the "fair value" of his Hallmark Preferred Stock will be treated as having received such payment in redemption of the Hallmark Preferred Stock subject to the provisions of Section 302 of the Code. If a dissenting Hallmark stockholder owns only Hallmark Preferred Stock, he will recognize capital gain or loss measured by the difference between the amount of cash received by such Hallmark stockholder in payment for his Hallmark Preferred Stock and the basis of such stockholder's Hallmark Preferred Stock. However, if a dissenting stockholder also owns Hallmark Common Stock, he may be required to report all amounts received in payment for his Hallmark Preferred Stock as ordinary income.

    The Merger will result in an "ownership change" with respect to Hallmark under Section 382 of the Code. As a result of the "ownership change," the ability to deduct Hallmark's net operating loss ("NOL") carryforwards against future taxable income will be limited. Hallmark's NOL carryforwards at June 30, 1994 were approximately $24,000,000, although such carryforwards may be reduced as a result of certain previous transactions. See "Hallmark Management's Discussion and Analysis of Financial Condition and Results of Operations -- Tax Matters."

    THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. HALLMARK STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING INCOME TAX RETURN REPORTING REQUIREMENTS AND THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND OTHER TAX LAWS.

APPRAISAL RIGHTS

    Holders of Hallmark Preferred Stock  are entitled to appraisal rights  under
Section 262 of the DGCL. A person having a beneficial interest in shares of Hallmark Preferred Stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect whatever appraisal rights the beneficial owner may have.

    The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 which is reprinted in its entirety as Appendix B to this Joint Proxy Statement/Prospectus. All references in Section 262 and in this summary to a "stockholder" are to the record holder of the shares of Hallmark Preferred Stock as to which appraisal rights are asserted.

    Under the DGCL, holders of shares of Hallmark Preferred Stock who follow the procedures set forth in Section 262 will be entitled to have their shares of Hallmark Preferred Stock appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, as determined by such court.

    Under Section 262, where a merger is to be submitted for approval at a meeting of stockholders, as in the case of the Hallmark Special Meeting, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders who was a stockholder on the record date of the meeting with respect to shares for which appraisal rights are available that such appraisal rights are available and include in such notice a copy of Section 262. This Joint Proxy Statement/Prospectus shall constitute such notice to the holders of shares of Hallmark Preferred Stock and the applicable statutory provisions of the DGCL are attached to this Joint Proxy Statement/Prospectus as Appendix B. Any stockholder who wishes to exercise such appraisal rights or who wishes to preserve his right to do so should review the following discussion and Appendix B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

    A holder of shares of Hallmark Preferred Stock wishing to exercise his appraisal rights must deliver to Hallmark, before the vote on the Merger Agreement at the Hallmark Special Meeting, a written demand for appraisal of his shares of Hallmark Preferred Stock and must not vote in favor of adoption of the Merger Agreement. Because a proxy which does not contain voting instructions will, unless revoked, be voted for adoption of the Merger Agreement, a holder of shares of Hallmark Preferred Stock who votes by proxy and who wishes to exercise his appraisal rights must (i) vote against adoption of the Merger Agreement or
(ii) abstain from voting on adoption of the Merger Agreement. A vote against adoption of the Merger Agreement, in person or by proxy, will not in and of

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
itself constitute a written demand for appraisal satisfying the requirements  of
Section 262. In addition, a holder of shares of Hallmark Preferred Stock wishing to exercise his appraisal rights must hold of record such shares on the date the written demand for appraisal is made and must continue to hold such shares until the Effective Time.

    Only a holder of record of shares of Hallmark Preferred Stock is entitled to assert appraisal rights for the shares of Hallmark Preferred Stock registered in that holder's name. A demand for appraisal should be executed by or on behalf of the holder of record, fully and correctly, as his name appears on his stock certificates. If the shares of Hallmark Preferred Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares of Hallmark
Preferred Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder such as a broker who holds shares of Hallmark Preferred Stock as nominee for several beneficial owners may exercise appraisal rights with respect to the shares of Hallmark Preferred Stock held for one or more beneficial owners while not exercising such rights with respect to the shares of Hallmark Preferred Stock held for other beneficial owners; in such case, the written demand should set forth the number of shares of Hallmark Preferred Stock as to which appraisal is sought, and where no number of shares of Hallmark Preferred Stock is expressly mentioned, the demand will be presumed to cover all shares of Hallmark Preferred Stock held in the name of the record owner. Stockholders who hold their shares of Hallmark Preferred Stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee. All written demands for appraisal should be sent or delivered to Hallmark at 300 Galleria Parkway, Suite 650, Atlanta, Georgia 30339, Attention: Robert M. Thornton, Jr., President.

    Within ten days after the Effective Time, Acquisition Corp., as the surviving corporation in the Merger, must send a notice as to the effectiveness of the Merger to each person who has satisfied the appropriate provisions of
Section 262 and did not vote for approval and adoption of the Merger Agreement. Within 120 days after the Effective Time, but not thereafter, Acquisition Corp. or any stockholder entitled to appraisal rights under Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Hallmark Preferred Stock. Acquisition Corp. is under no obligation to and has no present intention to file a petition with respect to the appraisal of the fair value of the shares of Hallmark Preferred Stock. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262.

    Within 120 days after the Effective Time, any stockholder who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from Acquisition Corp. a statement setting forth the aggregate number of shares of Hallmark Preferred Stock not voted in favor of adoption of the Merger Agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statements must be mailed within ten days after a written request therefor has been received by Acquisition Corp.

    If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the shares of Hallmark Preferred Stock owned by such stockholders, determining the fair value of such shares of Hallmark Preferred Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value. In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors. In WEINBERGER V. UOP INC., ET AL. the Delaware Supreme Court discussed factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered and that "[f]air price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that in making this determination of fair value the court must consider "market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of merger which throw any light on future prospects of the merged corporation......................................................." The Delaware
Supreme Court has construed Section 262 to mean that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." However, the court noted that Section 262 provides that fair value is to be determined "exclusive of any element of value arising from the accomplishment or expectation of the merger."

    Hallmark stockholders considering seeking appraisal rights should be aware that the fair value of their shares of Hallmark Preferred Stock determined under
Section 262 could be more than, the same as, or less than the value of the merger consideration they will be entitled to receive pursuant to the Merger Agreement if they do not seek appraisal of their shares of Hallmark Preferred Stock, and that opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under
Section 262. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all shares of Hallmark Preferred Stock entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

    Any holder of Hallmark Preferred Stock who has duly demanded an appraisal in compliance with Section 262 will not, after the Effective Time, be entitled to vote the shares of Hallmark Preferred Stock subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of shares of Hallmark Preferred Stock as of a date prior to the Effective
Time).

    If any stockholder who demands appraisal of his shares of Hallmark Preferred Stock under Section 262 fails to perfect, or effectively withdraws or loses, his right to appraisal, as provided in the DGCL, the shares of Hallmark Preferred Stock of such stockholder will be converted into the right to receive the merger consideration. A stockholder will fail to perfect, or effectively lose or withdraw, his right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time, or if the stockholder delivers to Hallmark or Acquisition Corp. a written withdrawal of his demand for appraisal and acceptance of the Merger, except that any such attempt to withdraw made more than 60 days after the Effective Time will require the written approval of Hallmark or Acquisition Corp. as the surviving corporation.

    Failure to follow any of the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights (in which event a stockholder will be entitled to receive the merger consideration). In view of the complexity of these provisions of the Delaware Law, stockholders who are considering dissenting from the approval and adoption of the Merger Agreement and exercising their rights under Section 262 should consult their legal advisors.

    Holders of Community Common Stock and Hallmark Common Stock will not have appraisal rights in connection with the Merger.

COMPARISON OF RIGHTS OF HOLDERS OF COMMUNITY COMMON STOCK AND
 HALLMARK COMMON STOCK

    COMPARISON OF THE RIGHTS OF HOLDERS

    The following is a summary of material differences between the rights of holders of Community Common Stock and the rights of holders of Hallmark Common Stock. As each of Community and Hallmark is organized under the laws of Delaware, these differences arise from various provisions of the Amended and Restated Certificate of Incorporation and Bylaws of Community and the Amended and Restated Certificate of Incorporation and Bylaws of Hallmark.

    The following summary does not purport to be a complete statement of the rights of Community stockholders under the Amended and Restated Certificate of Incorporation and Bylaws of Community as compared with the rights of Hallmark stockholders under the Amended and Restated Certificate of Incorporation and Bylaws of Hallmark. The identification of specific differences is not meant to indicate that other differences do not exist. The summary is qualified in its entirety by reference to the above organizational documents of Community and Hallmark and to the DGCL, to which both corporations are subject.

    VOTING RIGHTS GENERALLY

    The Amended and Restated Certificate of Incorporation of Community (the "Community Certificate") provides that each holder of Community Common Stock shall have one vote for each share of stock held.

    Pursuant to the Amended and Restated Certificate of Incorporation of Hallmark (the "Hallmark Certificate"), Hallmark Class A Common Stock has full voting powers and all of the rights and privileges of common stock under the DGCL; Hallmark Class B Common Stock, in contrast, has all of the rights and privileges of Hallmark Class A Common Stock, except the right to vote. Shares of Hallmark Class B Common Stock are non-voting for so long as such shares are held by or for the benefit of an initial holder of such stock. Otherwise, shares of Hallmark Class B Common Stock automatically convert into shares of Hallmark Class A Common Stock upon sale or disposition. Each holder of Hallmark Class A Common Stock has one vote for each share held.

    STOCKHOLDER VOTE REQUIRED FOR CERTAIN TRANSACTIONS

    CERTAIN BUSINESS COMBINATIONS. The Community Certificate requires the affirmative vote of 75% of the voting power of the issued and outstanding capital stock of Community present in person or by proxy at the meeting at which such matters are voted upon (excluding all Voting Securities (as defined therein) owned beneficially by an Acquiring Entity (as defined therein)), to approve any Business Combination (as defined therein, which term includes a merger or consolidation, or sale of all or substantially all of Community's assets, and similar extraordinary corporate transactions), between Community and any entity which is the beneficial owner of 10% or more of the outstanding Voting Securities of Community, unless (i) Community's Board of Directors unanimously approves the Business Combination with 75% of the members of the entire Board of Directors voting in favor of such Business Combination; or (ii) the Business Combination: (a) does not change any Voting Security holder's percentage ownership of Voting Securities in any successor to Community from the percentage owned by such holder in Community, (b) provides for the provisions related to a Business Combination in the Community Certificate to apply to any successor of Community, and (c) does not transfer all or substantially all of Community's assets, other than to a wholly-owned subsidiary of Community.

    Hallmark's Bylaws provide that Hallmark shall be subject to the provisions of Section 203 of the DGCL, which governs business combinations with interested stockholders. As a general matter, Section 203 prohibits a corporation from engaging in any Business Combination (as defined therein, which term includes a merger or consolidation, or a sale of corporate assets which have an aggregate market value equal to or greater than 10% of the aggregate market value of all the assets of the corporation) with any Interested Stockholder (as defined therein, which term includes the owner of 15% or more of the outstanding voting stock of the corporation) for a period of three years following the date that such stockholder becomes an Interested Stockholder, unless (i) prior to such date the Board of Directors of the corporation approved either the Business Combination or the transaction which resulted in the stockholder becoming an Interested Stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, (iii) on or subsequent to such date the Business Combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66.67% of the outstanding voting stock which is not owned by the Interested Stockholder; or (iv) any of certain other limited exclusions from coverage apply.

    REMOVAL OF DIRECTORS. The Community Certificate provides that any director may be removed from office for cause by the affirmative vote of the holders of 75% or more of the combined voting power of the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

    The Hallmark Certificate provides that any director may be removed from office only for "Cause" and only by the affirmative vote of the holders of a majority of the combined voting power of the then outstanding shares of Voting Stock (as defined therein), voting together as a single class. "Cause" is defined as the willful and continuous failure of a director to substantially perform such director's duties to Hallmark (other than any such failure resulting from incapacity due to physical or mental illness) or the willful engaging by a director in gross misconduct materially and demonstrably injurious to Hallmark.

    VACANCIES ON THE BOARDS OF DIRECTORS. The Community Certificate provides that: (i) newly created directorships resulting from any increase in the number of directors; and (ii) any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause, must be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors. The Community Certificate further provides that any director so elected shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred, as applicable, and until such director's successor shall have been elected and qualified.

    The Hallmark Certificate and Bylaws similarly provide that newly created directorships resulting from any increase in the number of directors may be filled by a majority vote of the directors then in office (though less than a quorum), or by a sole remaining director. In addition, any vacancies on the Board of Directors resulting from death, resignation, removal or other cause shall only be filled by the affirmative vote of the majority of the remaining directors then in office (though less than a quorum), or by a sole remaining director. Any director so elected is required to hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred, as applicable, and until such director's successor shall have been elected and qualified.

    AMENDMENTS TO CERTIFICATE OF INCORPORATION. Pursuant to the Community Certificate, Community reserves the right to amend, alter, change or repeal any provision contained therein in any manner prescribed by statute or, as applicable, by the Community Certificate. The affirmative vote of the holders of at least 75% of the voting power of all shares of Community entitled to vote in the election of directors, voting together as a single class, is required to amend certain provisions in the Community Certificate regarding the number, election, terms and removal of directors, and actions by shareholders and special stockholder meetings. In addition, the affirmative vote of 75% of the voting power of the issued and outstanding capital stock of Community (excluding all Voting Securities owned beneficially by any Acquiring Entity) is required to amend Article IX of the Community Certificate, which governs Business Combinations.

    The Hallmark Certificate and Bylaws do not contain any similar provisions regarding amendments to the Hallmark Certificate.

    AMENDMENTS TO BYLAWS. The Community Certificate provides that any Bylaws adopted by Community's Board of Directors may be amended or repealed by either the directors or by the stockholders. Provisions in the Bylaws regulating the number, qualification and election of directors, newly created directorships and vacancies, removal of directors, and election of directors may not be amended or repealed, and no provision inconsistent with provisions regulating such matters may be adopted, without the affirmative vote of the holders of at least 75% of the voting power of all the shares of Community entitled to vote generally in the election of directors, voting together as a single class. Additionally, the affirmative vote of the holders of at least 75% of the voting power of all the shares of Community entitled to vote generally in the election of directors, voting together as a single class, is required to alter, amend, or adopt any provision inconsistent with Article XII of the Bylaws, which governs the amendment of the Bylaws.

    Hallmark's Bylaws may be amended by the vote of a majority of the entire Board of Directors, or, alternatively, by the affirmative vote of the holders of 80% or more of the combined voting power of the outstanding shares of Voting Stock (as defined in the Hallmark Certificate) voting together as a single class. Notwithstanding the foregoing, Article VI of the Bylaws, which governs Business Combinations with Interested Shareholders, may be amended only by the affirmative vote of a majority of Hallmark's stockholders entitled to vote on such matter, except as may otherwise be permitted by the DGCL.

    SPECIAL MEETINGS OF STOCKHOLDERS; STOCKHOLDER ACTION BY WRITTEN CONSENT

    The Community Certificate and the Hallmark Certificate provide that stockholder action may be taken only at a duly called annual or special meeting of the stockholders and may not be affected by any consent in writing by the stockholders. Further, special meetings of stockholders may be called only by the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors.

    NOTICE OF STOCKHOLDER NOMINATIONS OF DIRECTORS

    Community's Bylaws provide that, with respect to nominations by stockholders for the election of directors, timely advance notice must be given in writing to the secretary of Community. To be timely, a stockholder's notice must be delivered to or mailed and received at Community's principal executive offices not less than 60 days, nor more than 90 days, prior to the stockholders' meeting for the election of directors; provided, however, that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. The notice must contain: (i) as to each person whom the stockholder proposes to nominate for election or re-election as a director: the name, age, business address and residential address of such person, the principal occupation or employment of such person, the class and number of shares of Community which are beneficially owned by such person, and any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required pursuant to Regulation 14A under the Exchange Act; and (ii) as to the stockholder giving the notice: the name and record address of such stockholder, and the class and number of shares of Community which are beneficially owned by such stockholder.

    Hallmark's Bylaws similarly require advance notice of nominations by shareholders for the election of directors. Hallmark's Bylaws require that written notice of a stockholder's intention to nominate an individual for election to the Board of Directors be received by the secretary of Hallmark not later than the later of (i) the close of business on the seventh calendar day following the date on which notice of the meeting of stockholders for the election of directors is first given to stockholders (which notice of meeting of stockholders may not be given earlier than the record date for the meeting of stockholders) and (ii) a date 90 days prior to the meeting of stockholders. Each such notice is required to include the following: (i) the name and address of both the stockholder who intends to make the nomination and of the person(s) to be nominated; (ii) a representation that the stockholder is a holder of record of stock of Hallmark entitled to vote at such meeting and that such stockholder intends to appear in person or by proxy at the meeting to nominate the person(s) specified in the notice; (iii) a description of all arrangements or understandings between the stockholders and each nominee and any other person(s) (naming such person(s)) pursuant to which the nomination or nominations are to be made by the stockholder; (iv) such other information regarding each nominee proposed by such stockholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Commission had each nominee been nominated by the Board of Directors; and (v) the consent of each nominee to serve as a director of Hallmark if so elected. The notification must be signed by the nominating stockholder and must include a signed written consent by each proposed nominee to be named for election as a director.

COMPARISON OF RIGHTS OF HOLDERS OF COMMUNITY COMMON STOCK
 AND HALLMARK PREFERRED STOCK

    The following is a summary of material differences between the rights of holders of Community Common Stock and the rights of holders of Hallmark Preferred Stock. These differences arise primarily from various provisions of the Community Certificate and the Bylaws of Community and the Certificate of Designation related to the Hallmark Preferred Stock (the "Hallmark Certificate of Designation") and the Bylaws of Hallmark.

    The following summary does not purport to be a complete statement of the rights of Community stockholders under the Amended and Restated Certificate of Incorporation and Bylaws of Community as compared with the rights of holders of Hallmark Preferred Stock under the Hallmark Certificate of Designation and Bylaws of Hallmark. The identification of specific differences is not meant to indicate that other differences do not exist. The summary is qualified in its entirety by reference to the above organizational documents of Community and Hallmark and to the DGCL, to which both corporations are subject.

    VOTING RIGHTS

    The Community Certificate provides that each holder of Community Common Stock shall have one vote for each share of stock held by them.

    The Hallmark Certificate of Designation provides that holders of Hallmark Preferred Stock are entitled to vote, one vote per share, with Hallmark Class A Common Stock as a single class on all matters in which holders of Class A Common Stock are entitled to vote, other than the election of directors. For a comparison of the voting rights of holders of Community Common Stock and Hallmark Common Stock with respect to certain transactions, see "Comparison of Rights of Holders of Community Common Stock and Holders of Hallmark Common Stock
- -- Stockholder Vote Required for Certain Transactions."

    In addition, holders of Hallmark Preferred Stock are entitled to vote, with one vote per share, as a separate class on any amendment to the Hallmark
Certificate of Designation. Approval of any amendment to the Hallmark Certificate of Designation requires the vote of the majority of the shares of Hallmark Preferred Stock outstanding, voting as a separate class.

    REDEMPTION

    The Community Certificate and Bylaws do not contain any provisions regarding the redemption of Community Common Stock.

    The Hallmark Certificate of Designation provides that Hallmark Preferred Stock is subject to both optional and mandatory redemption. Hallmark Preferred Stock is redeemable at the option of

Hallmark, in whole or in part, upon not less than thirty days' notice; provided, however, that such redemption can only be made from funds legally available for that purpose and to the extent then permitted by applicable restrictions in any of Hallmark's loan agreements and indentures, and in the provisions of the Hallmark Certificate. Hallmark is required to redeem, but only out of funds legally available for that purpose and only to the extent then permitted by applicable restrictions in any of its loan agreements and indentures and the provisions of the Hallmark Certificate, the following amount of Preferred Stock on the following dates (expressed in terms of a percentage of the aggregate liquidation preference of Hallmark Preferred Stock outstanding on the redemption date):  (i) February 12, 1995  -- 13.33%; (ii) February  12, 1999 -- 53.33%; and
(iii) February 12, 2000 -- 100%. In the event that Hallmark does not have funds legally available for, or Hallmark is not then permitted to make, any of the mandatory redemptions described above, the obligation is carried forward and must be fulfilled as soon as practicable after such funds are legally available and Hallmark is permitted to do so. The redemption price is $125.00 per share, reduced by the amount of certain dividends that have been paid.

    DIVIDEND PREFERENCE

    Holders of Community Common Stock are not entitled to any dividend preference.

    Holders of Hallmark Preferred Stock are entitled to aggregate dividends in an amount equal to the product of (i) Net Income (as defined below) and (ii) .25 multiplied by a fraction, the numerator of which is the number of shares of Hallmark Preferred Stock outstanding and the denominator of which is 60,000. "Net Income" is defined as net income, after tax and after payment of dividends on any senior series of preferred stock, determined in accordance with generally accepted accounting principles. The maximum dividend payable in any year is limited to 10% of the aggregate liquidation preference of the shares of Hallmark Preferred Stock outstanding. Unpaid dividends on the Hallmark Preferred Stock are cumulative to a limited extent; such limit is expressed in terms of certain percentages of the aggregate liquidation preference of Hallmark Preferred Stock. The Hallmark Certificate of Designation, with certain limited exceptions, prohibits the payment of dividends on, or any distributions with respect to, or any purchase, redemption or other acquisition of Hallmark Common Stock, if, at the time of such payment, distribution or purchase, Hallmark has not paid or declared and set apart for payment all accumulated dividends on the Hallmark Preferred Stock.

    LIQUIDATION PREFERENCE

    Holders of Community Common Stock are not entitled to any liquidation preference.

    Upon any liquidation, dissolution or winding up of Hallmark, after payment of any Hallmark obligations ranking senior to the Hallmark Preferred Stock, the holders of Hallmark Preferred Stock are entitled to receive a liquidation preference of $125.00 per share, reduced by the amount of certain dividends paid on the Hallmark Preferred Stock, before any payment or other distribution of assets can be made to the holders of Hallmark Common Stock.

    CONVERSION

    Each share of Hallmark Preferred Stock may be converted into five shares of Hallmark Class A Common Stock (or such lesser or greater number of shares of Hallmark Class A Common Stock as may result from adjustments to the rate of conversion as provided in the Hallmark Certificate of Designation). For a comparison of the rights of holders of Community Common Stock and Hallmark Common Stock, see "-- Comparison of Rights of Holders of Community Common Stock and Holders of Hallmark Common Stock."

                         UNAUDITED PRO FORMA CONDENSED
                         COMBINED FINANCIAL STATEMENTS

    The following unaudited pro forma condensed combined financial statements are presented assuming the Merger will be accounted for as a pooling of interests and reflect the combination of the historical consolidated financial statements of Community and Hallmark. The pro forma condensed combined statements of income and balance sheet assume the Merger was consummated at January 1, 1991 and June 30, 1994, respectively. The unaudited pro forma condensed combined financial statements do not reflect expenses expected to be incurred by Community and Hallmark in connection with the Merger or the redemption of Hallmark's Senior Subordinated Notes which may be tendered to Community pursuant to the indenture. In addition, the following financial statements do not reflect any anticipated cost savings, which may be realized by Community after consummation of the Merger.

    The pro forma information does not purport to represent what Community's and Hallmark's combined results of operations actually would have been if the Merger had occurred as of the date indicated or will be for any future periods. The pro forma condensed combined financial statements should be read in conjunction with the historical financial statements and the notes thereto of Community and Hallmark contained elsewhere or incorporated by reference in this Joint Proxy Statement/Prospectus.

                     UNAUDITED PRO FORMA CONDENSED COMBINED
                           STATEMENTS OF INCOME(1)(2)

                                                                                                 FOR THE
                                                           FOR THE YEARS ENDED               SIX MONTHS ENDED
                                                              DECEMBER 31,                       JUNE 30,
                                                  -------------------------------------  ------------------------
                                                     1991         1992         1993         1993         1994
                                                  -----------  -----------  -----------  -----------  -----------
                                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net operating revenues..........................  $   299,361  $   346,783  $   425,198  $   205,662  $   233,857
                                                  -----------  -----------  -----------  -----------  -----------
Costs and expenses:
  Salaries and benefits (3).....................      117,101      135,785      168,072       80,278       93,518
  Other operating expenses (3)..................      125,485      148,347      177,178       85,865       90,738
  Interest expense (4)..........................       19,397       17,152       19,182        7,997       11,892
  Amortization of deferred debt restructuring
   credits (4)..................................       (4,162)      (6,164)      (4,967)      (2,896)     --
  Depreciation and amortization.................       16,533       18,529       22,316       10,128       13,539
  Rent..........................................       10,165       11,098       12,549        6,330        6,806
  Credit from restructuring
   transactions.................................      --            (2,133)     --           --           --
                                                  -----------  -----------  -----------  -----------  -----------
    Total costs and expenses....................      284,519      322,614      394,330      187,702      216,493
Gain from hospital sales........................        3,403          256      --           --           --
                                                  -----------  -----------  -----------  -----------  -----------
Income from continuing operations before income
 taxes (5)......................................       18,245       24,425       30,868       17,960       17,364
Provision for income taxes......................        7,391        9,823       12,718        7,034        6,822
                                                  -----------  -----------  -----------  -----------  -----------
Income from continuing operations (5)...........  $    10,854  $    14,602  $    18,150  $    10,926  $    10,542
                                                  -----------  -----------  -----------  -----------  -----------
                                                  -----------  -----------  -----------  -----------  -----------
Income per share from continuing operations
 (5)............................................  $      0.81  $      1.01  $      1.20  $      0.74  $      0.69
                                                  -----------  -----------  -----------  -----------  -----------
                                                  -----------  -----------  -----------  -----------  -----------
Weighted average shares
 outstanding (6)................................       13,365       14,413       15,135       14,735       15,382

                         UNAUDITED PRO FORMA CONDENSED
                             COMBINED BALANCE SHEET

                                 JUNE 30, 1994

                                     ASSETS

                                                                                                PRO FORMA
                                                                                        -------------------------
                                                               COMMUNITY    HALLMARK    ADJUSTMENTS    COMBINED
                                                              -----------  -----------  -----------  ------------
                                                                                (IN THOUSANDS)
Current assets:
  Cash and cash equivalents.................................  $    35,094  $    19,757   $  --       $     54,851
  Patient accounts receivable, net of allowance.............       46,996       20,396      --             67,392
  Other current assets......................................       15,118       14,844      --             29,962
                                                              -----------  -----------  -----------  ------------
    Total current assets....................................       97,208       54,997      --            152,205
                                                              -----------  -----------  -----------  ------------
Property and equipment......................................      236,539      166,242      --            402,781
Less: Accumulated depreciation and amortization.............      (43,495)     (62,222)     --           (105,717)
                                                              -----------  -----------  -----------  ------------
    Net property and equipment..............................      193,044      104,020      --            297,064
                                                              -----------  -----------  -----------  ------------
Other assets................................................       19,517       14,003      --             33,520
                                                              -----------  -----------  -----------  ------------
Total assets................................................  $   309,769  $   173,020   $  --       $    482,789
                                                              -----------  -----------  -----------  ------------
                                                              -----------  -----------  -----------  ------------

                                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Current maturities of long-term debt......................  $     4,191  $       247   $  --       $      4,438
  Accounts payable..........................................       11,327        9,634      --             20,961
  Accrued liabilities.......................................       16,805       15,575      --             32,380
                                                              -----------  -----------  -----------  ------------
    Total current liabilities...............................       32,323       25,456      --             57,779
                                                              -----------  -----------  -----------  ------------
Long-term debt and capital lease obligations................      164,419       87,574      --            251,993
Deferred income taxes (7)...................................       18,785        9,653      --             28,438
Deferred credits and other long-term liabilities............        6,622       17,448      --             24,070
Redeemable preferred stock..................................      --             1,303      (1,303)(8)      --
Stockholders' equity:
  Common stock..............................................          114          152        (120)(8)          146
  Additional paid-in capital................................       48,375       54,469       1,423(8)      104,267
  Retained earnings (deficit)...............................       39,131      (23,035)     --             16,096
                                                              -----------  -----------  -----------  ------------
    Total stockholders' equity..............................       87,620       31,586       1,303        120,509
                                                              -----------  -----------  -----------  ------------
Total liabilities and stockholders' equity..................  $   309,769  $   173,020   $  --       $    482,789
                                                              -----------  -----------  -----------  ------------
                                                              -----------  -----------  -----------  ------------

                          NOTES TO UNAUDITED PRO FORMA
                    CONDENSED COMBINED FINANCIAL STATEMENTS

    (1) Hallmark's statements of income for the fiscal years ended June 30, 1991 and 1992 were combined with Community's statements of income for the years ended December 31, 1991 and 1992 to prepare the pro forma condensed combined statements of income for the years ended December 31, 1991 and 1992, respectively. The unaudited pro forma condensed combined statement of income for the year ended December 31, 1993 was prepared by combining Community's 1993 operating results with Hallmark's 1993 operating results, which were restated to a calendar year basis from previously reported results of operations. Accordingly, Hallmark's historical operating results for the six months ended December 31, 1992 were excluded from the unaudited pro forma combined statements of income for the periods presented. Hallmark's net revenues and income from continuing operations for that six month period were $85,153,000 and $784,000, respectively.

    (2) The table below sets forth a detailed breakdown by company of the components of certain unaudited pro forma combined statements of income data for the years ended December 31, 1991, 1992, and 1993, and for the six months ended June 30, 1993 and 1994. Such information is presented as if the Merger had taken place at January 1, 1991.

                                                                                                     FOR THE SIX MONTHS
                                                                FOR THE YEARS ENDED DECEMBER 31,       ENDED JUNE 30,
                                                                --------------------------------    --------------------
                                                                  1991        1992        1993        1993        1994
                                                                --------    --------    --------    --------    --------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net operating revenues:
  Community.................................................    $138,093    $176,778    $235,850    $111,578    $137,577
  Hallmark..................................................     161,268     170,005     189,348      94,084      96,280
                                                                --------    --------    --------    --------    --------
    Pro forma combined......................................    $299,361    $346,783    $425,198    $205,662    $233,857
                                                                --------    --------    --------    --------    --------
                                                                --------    --------    --------    --------    --------
Income from continuing operations:
  Community.................................................    $  9,366    $ 10,597    $ 12,589    $  7,260    $  8,535
  Hallmark..................................................       1,488       4,005       5,561       3,666       2,007
                                                                --------    --------    --------    --------    --------
    Pro forma combined......................................    $ 10,854    $ 14,602    $ 18,150    $ 10,926    $ 10,542
                                                                --------    --------    --------    --------    --------
                                                                --------    --------    --------    --------    --------
Income per share from continuing operations:
  Community.................................................    $   0.93    $   0.95    $   1.10    $   0.64    $   0.72
  Hallmark..................................................        0.44        1.19        1.48        1.06        0.54
  Pro forma combined........................................        0.81        1.01        1.20        0.74        0.69
Weighted average shares:
  Community.................................................      10,062      11,139      11,479      11,387      11,809
  Hallmark..................................................       3,387       3,358       3,756       3,452       3,684
  Pro forma combined........................................      13,365      14,413      15,135      14,735      15,382

    (3) Significant nonrecurring charges resulting from the Merger, which will be included in Community's statement of income for the year ended December 31, 1994, are estimated as follows:

- --         Merger costs (including financial advisor, legal and accounting fees, severance costs, etc.)......................................  $ 13,500,000
- --         Premium costs on redemption of Hallmark's Senior Subordinated
           Notes, assuming 100% redemption...................................       800,000
- --         Write-off of deferred financing costs associated with the original
           issuance of Hallmark's Senior Subordinated Notes..................     2,600,000
- --         Tender offer costs associated with the redemption of Hallmark's
           Senior Subordinated Notes.........................................       200,000
- --         Income tax benefits related to the above transactions which would be deductible for tax purposes at the 35% federal statutory
           rate..............................................................    (4,050,000)
                                                                               ------------
Estimated after-tax nonrecurring charge resulting from the Merger............  $ 13,050,000
                                                                               ------------
                                                                               ------------

    Of the $13,050,000 estimated charge to net income, or $0.85 per share based on the pro forma combined number of weighted average shares outstanding for the six months ended June 30, 1994,

$2,340,000, or $0.15 per share, will be recorded as an extraordinary loss from early extinguishment of debt. The foregoing summary is based on the assumption that all of Hallmark's Senior Subordinated Notes will be tendered to Community.

    If all of Hallmark's Senior Subordinated Notes are redeemed after the Merger, Community will fund the total cash outlay of $81,000,000 (comprised of $80,000,000 in principal, $800,000 in premium and approximately $200,000 in tender offer costs) through existing cash balances and its available credit facilities. Full redemption of Hallmark's Senior Subordinated Notes would result in an annual decrease in interest expense of approximately $2,500,000, or $0.16 per share on a pro forma basis.

    Community or Hallmark may also be subject to an additional cash outlay of approximately $3,700,000 in respect of approximately 32,301 shares of Hallmark Preferred Stock, assuming all holders of such shares exercise their appraisal rights. The $3,700,000 cash outlay is estimated based on the assumption that all holders of the 32,301 shares exercise their appraisal rights, and that the fair value of a share of Hallmark Preferred Stock is equal to the closing price of $21.125 of Community Common Stock on August 15, 1994, multiplied by the exchange ratio of 5.4 for each share of Hallmark Preferred Stock. The exact amount of this cash outlay cannot be ascertained, and could be more than, the same as, or less than the value of the merger consideration such holders of Hallmark Preferred Stock would otherwise be entitled to receive pursuant to the Merger Agreement. Community or Hallmark will fund such payment from existing cash balances and/or its available credit facilities. If payments in respect of the Hallmark Preferred Stock are made using funds drawn from available credit facilities, long-term debt would increase by approximately $3,700,000, common stock and additional paid-in capital would decrease by approximately $1,300,000 and retained earnings would be reduced by approximately $2,400,000. Net income applicable to common stockholders would be reduced by approximately $2,400,000 which would be a one-time charge, and earnings per share applicable to common stockholders would be $0.16 lower.

    (4) For Hallmark's fiscal years ended June 30, 1991, 1992 and 1993, the long-term debt retirements in connection with Hallmark's financial restructuring were accounted for under Statement of Financial Accounting Standards No. 15. The unrecognized gain from such transactions was deferred and was classified on Hallmark's balance sheets as a deferred debt restructuring credit. In Hallmark's historical financial statements, amortization of the deferred credit had the effect of reducing reported interest expense. For purposes of this pro forma presentation, interest expense is shown at the gross amount and the amortization of the deferred credit is shown as a separate line item. In November 1993, such debt was refinanced and the unamortized deferred credit was recognized as an extraordinary gain. Accordingly, in future periods, no similar reduction of interest expense will occur. See Note 4 of Notes to Hallmark's Consolidated Financial Statements as of June 30, 1994 contained elsewhere in this Joint Proxy Statement/Prospectus. The pro forma income and income per share from continuing operations for the years ended December 31, 1991, 1992 and 1993 and the six months ended June 30, 1993 include after-tax credits of $2,497,000, $3,698,000, $2,980,000 and $1,738,000, or $0.19, $0.26, $0.20 and $0.12 per share, respectively, related to the amortization of the deferred debt restructuring credit recognized during each of the periods.

    (5) Includes nonrecurring items consisting of after-tax gains of $2,146,000 and $104,000, or $0.16 and $0.01 per share, realized by Community related to sales of hospitals in 1991 and 1992, respectively, and after-tax income of $1,280,000 or $0.09 per share realized by Hallmark related to credits resulting from restructuring transactions in 1992.

    (6) The pro forma income per share from continuing operations is computed on the basis of the combined weighted average number of common and common equivalent shares of Community and Hallmark for each period presented based upon the exchange ratios for Hallmark Common Stock and Hallmark Preferred Stock.

    (7) As a result of the Merger, Community will succeed to certain federal income tax attributes of Hallmark, such as net operating loss carryforwards and investment tax credit carryforwards, which may be available to reduce future federal income taxes payable. The utilization of these tax carryforwards is limited to the extent of future income from Hallmark's operations. Additionally, due to the change in ownership of Hallmark resulting from the Merger, there will be annual limitations on the amount, if any, of the Hallmark tax carryforwards available to be utilized by Community.

    (8) Reflects the issuance of approximately 3,132,766 shares of Community Common Stock in exchange for 2,982,482, 64,102 and 32,885 shares of Hallmark Class A Common Stock, Class B Common Stock and Preferred Stock outstanding as of June 30, 1994, respectively, based on the exchange ratios for Hallmark Common Stock and Hallmark Preferred Stock. The difference between the par value of Community and Hallmark Common Stock and the cancellation of Hallmark Preferred Stock are reflected as an increase in additional paid-in capital. In addition to the shares outstanding at June 30, 1994 as described above, Hallmark was obligated to issue approximately 176,000 shares of common stock to various officers and employees pursuant to Hallmark's Long-Term Cash Incentive Plan -- 1990, as amended.

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME ADJUSTED FOR THE PURCHASE OF TWO HOSPITALS FROM GALEN HEALTH CARE

    The following unaudited pro forma condensed combined statement of income for the year ended December 31, 1993 reflects adjustments to the Unaudited Pro Forma Condensed Combined Statement of Income for such period included elsewhere in this Joint Proxy Statement/Prospectus, to include actual operating results for the two hospitals purchased by Community from Galen Health Care (the "Galen Hospitals") in May 1993 for the 1993 period during which they were operated by the predecessor owner. Information below should be read in conjunction with the Unaudited Pro Forma Condensed Combined Statements of Income included elsewhere in this Joint Proxy Statement/Prospectus and the Current Report on Form 8-K, dated May 27, 1993, as previously filed by Community with the Commission.

    The pro forma information does not purport to represent what Community's and Hallmark's combined results of operations actually would have been if the Merger and the purchase of the Galen hospitals had occurred as of January 1, 1993 or will be for any future periods.

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                ADJUSTED FOR THE PURCHASE OF THE GALEN HOSPITALS
                      FOR THE YEAR ENDED DECEMBER 31, 1993

                                                                                      ADJUSTMENTS FOR   ADJUSTED
                                                                          PRO FORMA     PURCHASE OF     PRO FORMA
                                                                          COMBINED    GALEN HOSPITALS   COMBINED
                                                                         -----------  ---------------  -----------
                                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNT)
Net Operating Revenues.................................................  $   425,198   $   13,031      $   438,229
                                                                         -----------  ---------------  -----------
Costs and Expenses:
  Salaries and benefits................................................      168,072        5,235          173,307
  Other operating expenses.............................................      177,178        5,282          182,460
  Interest.............................................................       14,215          946(a)        15,161
  Depreciation and amortization........................................       22,316        1,086(b)        23,402
  Rent.................................................................       12,549          193           12,742
                                                                         -----------  ---------------  -----------
    Total Costs and Expenses...........................................      394,330       12,742          407,072
                                                                         -----------  ---------------  -----------
Income from continuing operations before income taxes..................       30,868          289           31,157
Provision for income taxes.............................................       12,718          114           12,832
                                                                         -----------  ---------------  -----------
Income from continuing operations......................................  $    18,150   $      175      $    18,325
                                                                         -----------  ---------------  -----------
                                                                         -----------  ---------------  -----------
Income per share from continuing operations............................  $      1.20                   $      1.21
                                                                         -----------                   -----------
                                                                         -----------                   -----------
Weighted average shares outstanding....................................       15,135                        15,135

- ------------------------
(a) Includes interest expense incurred in association with amounts borrowed by Community under its Revolving Credit Facility to finance the acquisition of the Galen Hospitals, less interest on transactions between the Galen Hospitals and their former parent company.

(b) Includes the increase in depreciation and amortization expense totaling $469,000 applicable to Community's recorded amount of the Galen Hospitals' assets and estimated additional capital expenditures associated with these hospitals.

                HALLMARK MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    As of June 30, 1992, Hallmark operated 18 hospitals with an aggregate capacity of 1,527 licensed beds. Hallmark also operated one nursing home and managed one acute-care hospital. During its fiscal year ended June 30, 1993, Hallmark sold two hospitals having an aggregate of 99 licensed beds. Hallmark recognized a gain of $752,000 from the sale of one of the facilities and no gain or loss on the other. For fiscal 1993, the facilities that were sold had total revenues of $974,000 and total expenses of $1,313,000 (excluding interest). For fiscal 1992, the facilities that were sold had total revenues of $12,646,000 and total expenses of $14,616,000 (excluding interest). As a result of such dispositions and the separate licensing as two hospitals of a facility formerly operated as one hospital, the number of hospitals operated by Hallmark at June 30, 1994 was 17.

    A substantial portion of Hallmark's revenue is derived from the federal Medicare program and state Medicaid programs. These programs have undergone changes in recent years designed to reduce healthcare costs, resulting in pressure on hospitals and other healthcare providers to reduce their costs and limit the provision of services. These changes have had, and future changes in such statutes and regulations may have, an adverse effect on Hallmark. For information concerning the effect of Medicare and Medicaid legislation adopted by Congress in August 1993 on reimbursement under these programs, see "Business
- -- Reimbursement and Regulatory Matters -- Reimbursement."

    A number of Hallmark's hospitals qualify for "geographic reclassification" or have been qualified as "disproportionate share" or "small dependent" hospitals under the Medicare and/or Medicaid programs. See "Business -- Reimbursement and Regulatory Matters." These hospitals are reimbursed at a more favorable rate than similar hospitals not receiving such designations. On a periodic basis, federal and state regulatory authorities perform reviews of participating hospitals to ensure continued compliance with program requirements and, therefore, qualification for these designations. There can be no assurance that Hallmark will be able to retain these favorable designations in the future for all, or any, of these hospitals, that these programs will continue or that any programs intended to replace such programs will be as financially advantageous to Hallmark as the existing programs. The loss of such designations or programs could have a material adverse effect on Hallmark's operations.

    In late 1993, President Clinton submitted to Congress proposed comprehensive healthcare reform legislation. Several other comprehensive reform proposals have been introduced in the Congress, and comprehensive alternatives to the President's proposal have recently been prepared and introduced by the majority leaders in the House and Senate after taking into account the terms of several bills which passed various congressional committees. Debate and a vote on these bills is scheduled for late summer 1994, and action on other reform proposals is possible if neither of the major proposals passes.

    Certain aspects of each proposal offered by the majority leaders, such as reductions in Medicare and Medicaid payments, if adopted, could adversely affect Hallmark's business. In fiscal 1993 and 1994, Hallmark obtained 61.6% and 62.4%, respectively, of its net patient service revenue from the Medicare and Medicaid programs. Other aspects of the proposals by the majority leaders, such as universal health insurance coverage, could have a positive impact on Hallmark's business by reducing the amount of uncompensated care provided by Hallmark's hospitals. No assurance can be given that any reform proposal will be adopted or implemented or that any reform proposal which is ultimately adopted will not have a material adverse effect on Hallmark's financial condition and results of operations.

    In addition to the federal reform initiatives, state legislatures also have undertaken healthcare reform initiatives independent of federal reform. The States of Maine, Florida, Tennessee, California and Washington have adopted various types of reform legislation. It is not possible at this time to predict what, if any, reforms will be adopted by the states, or when such reforms will be adopted and implemented. No assurance can be given that any such reforms will not have a material adverse effect upon Hallmark's revenues and earnings or upon the demand for Hallmark's services.

    Hallmark's hospitals have historically operated at low occupancy levels relative to hospitals in more urban environments. Accordingly, Hallmark has sought to manage its operating expenses in such a way as to be a low-cost provider. However, low occupancy levels can significantly impact Hallmark's profitability due to the relatively high fixed-cost component of Hallmark's overall cost structure. Hence, just as the implementation of revenue enhancing programs can significantly improve profitability, any event that decreases revenue can significantly erode Hallmark's financial performance. Despite operating at low occupancy levels, all but one of Hallmark's hospitals generated sufficient revenues to cover their expenses (before interest and allocation of corporate home office overhead) in fiscal 1994. Hallmark's hospital in Cleveland, Tennessee, which had an occupancy rate of 26.7% in fiscal 1994, did not generate sufficient revenues to cover its expenses (before interest and allocation of corporate home office overhead.) Hallmark believes that low occupancy levels are a significant factor contributing to the Cleveland facility's results of operations and that a return to profitability will require continued efforts to minimize operating costs as well as increase occupancy levels at the Cleveland facility.

    Over the past three years, Hallmark has sought to increase its revenues by qualifying for additional Medicaid reimbursement and by the addition of inpatient and outpatient programs. In fiscal 1992 and 1993, Hallmark added cardiac catheterization service at two hospitals, laparoscopic surgical procedures at seven hospitals, endoscopic carpal tunnel surgery at two hospitals and geriatric psychiatric programs at six of its hospitals. Hallmark also added advanced diagnostic imaging procedures to its outpatient services at one or more of its hospitals in fiscal 1992 and 1993. The benefits of such additional services may not be fully realized, if at all, until future periods.

    At June 30, 1991, Hallmark's long-term debt and capital lease obligations totalled approximately $104,168,000. At June 30, 1993, Hallmark's long-term debt and capital lease obligations totalled $80,487,000, a reduction of $23,681,000 over the course of two fiscal years. On November 15, 1993, Hallmark completed a registered offering of $80,000,000 principal amount of 10 5/8% Senior
Subordinated Notes due 2003. The net proceeds from the offering were approximately $77,600,000, of which approximately $62,100,000 was used to repay Hallmark's then outstanding senior subordinated indebtedness and $10,700,000 to redeem all of Hallmark's outstanding senior subordinated indebtedness (such bank debt and senior subordinated indebtedness are referred to herein collectively as the "Refinanced Debt"). If the Merger is not consummated, the remaining net proceeds will be used for general corporate purposes and to fund certain capital expenditures. At June 30, 1994, Hallmark's long-term debt and capital lease obligations totalled $87,821,000.

RESULTS OF OPERATIONS

    The following table summarizes, for the periods indicated, changes in selected operating indicators. During the periods indicated, Hallmark sold several hospitals, which may have contributed to the percentage changes from period to period. The discussion that follows should be read in conjunction with Hallmark's Consolidated Financial Statements and the notes thereto appearing elsewhere in this Joint Proxy Statement/Prospectus.

                                                                              YEAR ENDED JUNE 30,
                                                        ---------------------------------------------------------------
                                                                                                 PERCENTAGE INCREASE
                                                                                                   (DECREASE) FROM
                                                            PERCENTAGE OF TOTAL REVENUES              PRIOR YEAR
                                                        -------------------------------------  ------------------------
                                                           1992         1993         1994         1993         1994
                                                        -----------  -----------  -----------  -----------  -----------
Total revenues........................................    100.0  %        100.0 %      100.0 %        5.4 %        6.8 %
Operating costs:
  Salaries and benefits...............................        42.9         42.2         43.6          3.7         10.3
  Supplies and other operating
   expenses...........................................        38.5         40.7         37.4         11.5         (1.8 )
  Provision for bad debts.............................         6.9          6.0          6.6         (8.3 )       17.8
                                                             -----        -----        -----
      Total operating costs...........................        88.3         88.9         87.6          6.1          5.3
                                                             -----        -----        -----
  Operating margin....................................        11.7         11.1         12.4       --             18.9
                                                             -----        -----        -----
Capital costs:
  Interest............................................         3.1          2.2          3.9        (27.4 )       93.8
  Depreciation and amortization.......................         5.6          5.0          5.0         (4.2 )        4.5
                                                             -----        -----        -----
      Total capital costs.............................         8.7          7.2          8.9        (12.6 )       31.3
                                                             -----        -----        -----
  Credit from restructuring transactions and sale of
   hospital...........................................         1.3          0.4       --            (64.7 )     (100.0 )
  Income before income taxes and extraordinary
   items..............................................         4.3          4.3          3.5          6.7        (13.2 )
  Provision for income taxes..........................         1.9          1.8          1.5          1.3        (14.4 )
                                                             -----        -----        -----
  Income before extraordinary items...................         2.4 %        2.5 %        2.0 %       11.1 %      (12.3 )%
                                                             -----        -----        -----
                                                             -----        -----        -----

    The following table sets forth certain operating data for Hallmark on a same-hospital basis, for the periods indicated:

                                                                                  YEAR ENDED JUNE 30,
                                                                         -------------------------------------
                                                                           1992(1)      1993(1)      1994(1)
                                                                         -----------  -----------  -----------
                                                                                (DOLLARS IN THOUSANDS)
Hospitals at year end (2)..............................................           16           17           17
Licensed beds at year end..............................................        1,428        1,405        1,405
Average beds in service................................................        1,229        1,217        1,205
Net patient services revenues:
  Inpatient............................................................  $   100,218  $   114,987  $   125,391
  Outpatient...........................................................       44,308       48,968       48,858
  Other................................................................        5,947        7,434        8,539
                                                                         -----------  -----------  -----------
      Total net patient services revenues..............................  $   150,473  $   171,389  $   182,788
                                                                         -----------  -----------  -----------
                                                                         -----------  -----------  -----------
EBITDA.................................................................  $    21,015  $    19,992  $    23,660
Patient days...........................................................      141,690      156,616      164,643
Occupancy rate (3).....................................................         31.6%        35.3%        37.4%
Equivalent patient days (4)............................................      204,188      225,356      235,698

- ------------------------
(1) Same hospital results exclude operating data for two hospitals sold in 1993.
(2) The number of hospitals increased because of the separate licensing as two hospitals of a facility formerly operated as one hospital.

(3)  Based on average beds in service.
(4)  Represents inpatient days adjusted to reflect outpatient utilization.

    FISCAL 1994 COMPARED TO FISCAL 1993

    Net patient service revenues, which are total patient service revenues less the provision for contractual and other allowances, increased from $172,521,000 for the year ended June 30, 1993, to $182,788,000 for the year ended June 30, 1994, an increase of $10,267,000, or 6.0%, primarily due to a 5.1% increase in admissions from 27,502 to 28,911 and a 5.1% increase in patient days from 156,689 to 164,643. The increased admissions resulted primarily from the addition of new or expanded services in 1993 including geriatric psychiatric and specialty Medicaid services. Net patient revenues for the years ended June 30, 1993 and 1994 included credits of approximately $2,079,000 and $2,308,000, respectively, from reductions in the provision for contractual allowances primarily as a result of favorable settlements of prior year cost reports with program intermediaries. Other revenues increased from $6,716,000 in fiscal 1993 to $8,638,000 in fiscal 1994, an increase of 24.3%, representing primarily increased revenues from one of Hallmark's majority-owned subsidiaries that operates pain centers in hospitals owned by others.

    Salaries and benefits increased $7,826,000, or 10.3%, in fiscal 1994 as compared to fiscal 1993. Approximately 60% of the increase is due to an increase in wage rates and benefits. Approximately 20% of the increase is due to the replacement of contract services with full-time and part-time employees. The remaining increase is due to volume increases at Hallmark's hospitals and at its subsidiary which operates pain treatment centers.

    Interest expense increased $3,631,000 in the year ended June 30, 1994, to $7,502,000. The increase was primarily due to Hallmark's refinancing of its bank debt and subordinated debt in November 1993. Prior to the refinancing, interest expense on Hallmark's debt was significantly reduced by amortization of deferred debt restructuring credits. As a result of the refinancing, the deferred debt restructuring credits were eliminated and from the date of the refinancing forward, interest expense was fully recognized at the effective interest rates of Hallmark's debt. Interest expense was reduced by amortization of deferred debt restructuring credits of $2,072,000 in the year ended June 30, 1994 and by $6,034,000 for the year ended June 30, 1993. Interest expense, excluding amortization of deferred debt restructuring credits, was $9,574,000 in the year ended June 30, 1994 compared with $9,905,000 in 1993.

    The following supplemental information represents pro forma results of operations assuming the refinancing that occurred in the second quarter of fiscal 1994 had occurred on July 1, 1992.

                                                                                        YEAR ENDED JUNE 30,
                                                                                      ------------------------
                                                                                         1993         1994
                                                                                      -----------  -----------
                                                                                       (DOLLARS IN THOUSANDS)
Total revenues......................................................................  $   179,237  $   191,544
                                                                                      -----------  -----------
Operating expenses..................................................................      159,338      167,886
Interest expense....................................................................       10,295        9,990
Depreciation expense................................................................        9,027        9,428
                                                                                      -----------  -----------
  Total expenses....................................................................      178,660      187,304
                                                                                      -----------  -----------
Income from operations..............................................................  $       577  $     4,240
                                                                                      -----------  -----------
                                                                                      -----------  -----------
Income before extraordinary items and cumulative effect of accounting change........  $       724  $     2,459
                                                                                      -----------  -----------
                                                                                      -----------  -----------
Weighted average common and common equivalent shares outstanding....................        3,450        3,681
                                                                                      -----------  -----------
                                                                                      -----------  -----------
Earnings per share before extraordinary items and cumulative effect of accounting
 change.............................................................................  $      0.21  $      0.67
                                                                                      -----------  -----------
                                                                                      -----------  -----------

    Provision for bad debts increased from $10,796,000 for the year ended June 30, 1993 to $12,713,000 for the year ended June 30, 1994, an increase of $1,917,000, or 17.8%. The increase in the provision for bad debts was primarily due to increased total revenues and increased reserves compared to prior years in self-
pay accounts as a result of the volume and aging of self-pay accounts. Management maintains collection practices that recognize the aging and source of payment of patient accounts. Management believes that increased volume, especially as it relates to self-pay accounts, and slower payment patterns generally lead to higher bad debt provisions.

    Other operating expenses decreased $2,367,000, or 4.7%, for the year ended June 30, 1994 to $47,564,000. The decrease was primarily the result of decreased use of contract services in Hallmark's hospitals partially offset by an increase in volume at Hallmark's hospitals. Other operating expenses for the years ended June 30, 1994 and 1993 were net of reductions of Hallmark's general and professional liability reserves of $1,323,000 and $1,266,000, respectively, based on updated estimates of Hallmark's expected general and professional liability losses.

    Hallmark reported net income of $24,491,000, or $6.65 per share, for fiscal 1994, compared to net income of $10,381,000, or $3.01 per share, in fiscal 1993. Net income for the year ended June 30, 1994 included a credit of $805,000, or $0.22 per share, related to the cumulative effect of adoption of Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes" and an extraordinary gain on restructure of debt of $19,784,000, or $5.37 per share (net of income tax effect of $2,170,000). Net income for fiscal 1993 included extraordinary gains of approximately $2,017,000 (net of income tax effect of $1,344,000), or $0.59 per share, from the restructure or other retirement of $3,463,000 principal amount of the 14 1/2% Subordinated Debentures (the "14 1/2% Debentures") and $3,914,000, or $1.13 per share, result-ing from the utilization of tax net operating loss ("NOL") carryforwards.

    FISCAL 1993 COMPARED TO FISCAL 1992

    Net patient service revenues, which are total patient service revenues less the provision for contractual and other allowances, increased from $164,605,000 in fiscal 1992 to $172,521,000 in fiscal 1993, an increase of $7,916,000, or 4.8%. This increase was primarily due to the addition of new or expanded services, an increase in outpatient revenue and price and reimbursement increases at Hallmark's operating hospitals. The increase was offset in part by the sale of two facilities in fiscal 1993. Other revenues increased from $5,400,000 in fiscal 1992 to $6,716,000 in fiscal 1993, an increase of 24.4%, representing primarily increased revenues from one of Hallmark's majority-owned subsidiaries that operates pain centers in hospitals owned by others. Hallmark's total revenues were $179,237,000 for the year ended June 30, 1993 compared to $170,005,000 in fiscal 1992, or an increase of 5.4%. On a same-hospital basis, net patient service revenues increased $20,916,000, or 13.9% over fiscal 1992. This increase was due primarily to the addition of 95 geriatric psychiatric beds in fiscal 1992 and 1993, which accounted for approximately $11,500,000 of this increase, and a $4,700,000 increase in outpatient revenues. The increase also included $5,900,000 of disproportionate share payments, which represented 3.4% of fiscal 1993 net patient service revenues on a same-hospital basis.

    Salaries and benefits expense for fiscal 1993 increased $2,684,000, or 3.7%, over fiscal 1992, primarily as a result of increased volume and wage increases. Excluding the effect of the two facilities sold during the year, salaries and benefits increased $8,627,000, or 13.0%, over fiscal 1992, due primarily to the introduction of new services at certain of Hallmark's hospitals and general wage increases. However, salaries and benefits as a percentage of total revenues on a same-hospital basis declined slightly in 1993.

    Other operating expenses increased $7,383,000 during fiscal 1993, or 17.4% over fiscal 1992, offset in part by the sale of two facilities. Excluding the effect of the sold facilities, other operating expenses increased $12,189,000, or 32.7%. This increase was primarily due to higher utilization of outside contract services and increased fees paid to outside medical specialists. The higher utilization of outside contract services and fees paid to outside medical specialists was primarily the result of an increase in services offered at Hallmark's hospitals and efforts to attract physicians.

    Interest expense decreased $1,463,000 in fiscal 1993 from $5,334,000 in fiscal 1992. Such decrease was primarily due to a reduction of bank indebtedness during fiscal 1993 and Hallmark's restructuring or other retirement of the 14 1/2% Debentures. Interest expense was also reduced by amortization of deferred debt restructuring credits of $6,034,000 in fiscal 1993 and $6,164,000 in fiscal 1992.

    Provision for bad debts as a percentage of total revenues decreased from 6.9% in fiscal 1992 to 6.0% for fiscal 1993 primarily as a result of decreased days revenue in accounts receivable and an increase in the percentage of net patient service revenues attributable to Medicare and Medicaid patients.

    Depreciation and amortization decreased by $401,000 for fiscal 1993 compared to fiscal 1992 primarily due to the sale of two facilities in fiscal 1993.

    Hallmark reported net income of $10,381,000, or $3.01 per share, for fiscal 1993, compared to net income of $6,769,000, or $2.02 per share, in fiscal 1992. Net income for fiscal 1993 included extraordinary gains of approximately $2,017,000 (net of income tax effect of $1,344,000), or $0.59 per share, from the restructure or other retirement of $3,463,000 principal amount of the 14 1/2% Debentures and $3,914,000, or $1.13 per share, resulting from the utilization of NOL carryforwards. Net income for fiscal 1992 included an extraordinary credit of $2,682,000, or $.80 per share, resulting from the utilization of the NOL carryforwards. Pretax net income before extraordinary items for fiscal 1993 was $7,753,000. Pretax net income before extraordinary items for fiscal 1992 was $7,266,000, including a credit of approximately $2,133,000 related to certain reimbursement items provided in fiscal 1989 in restructuring reserves.

TAX MATTERS

    At June 30, 1994, Hallmark had NOL carryforwards of approximately $24,000,000, which expire in fiscal years 2002 through 2006. If the Merger is not consummated, such NOL carryforwards may be available to offset future taxable income of Hallmark, if any.

    The Merger will result in an "ownership change" with respect to Hallmark under Section 382 of the Code. As a result, after the Merger, income tax deductions for Hallmark's NOL carryforwards existing at the time of the Merger will be subject to an annual limitation equal to the pre-Merger value of the Hallmark Common Stock and Hallmark Preferred Stock multiplied by the "long-term tax-exempt rate" in effect for the month in which the ownership change occurs (6.01% for ownership changes occurring in June 1994), increased by certain "recognized built-in gains" that are recognized within five years after the Merger.

    During 1991, Hallmark issued 390,298 shares of Class B common stock in exchange for $18,620,000 of previously outstanding bank debt. Hallmark believes, based on consultation with outside tax and valuation advisors, that the exchange qualified under the stock-for-debt exception to the recognition of income from discharge of indebtedness which is available to insolvent corporations. There can be no assurance, however, that the Internal Revenue Service will not challenge Hallmark's position. If any such challenge by the Internal Revenue Service was sustained, Hallmark's current NOL carryforwards could be reduced by as much as $16,000,000.

    During the fiscal year 1994, Hallmark adopted SFAS No. 109. SFAS No. 109 requires a change in accounting for income taxes to an asset and liability approach under which deferred tax assets and liabilities are determined based on the difference between the financial accounting and tax accounting basis of assets and liabilities. Deferred tax assets or liabilities at the end of each period are determined using the currently enacted tax rate expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be realized. Hallmark recorded a credit of $805,000 to reflect the cumulative effect of adopting such standard.

LIQUIDITY AND CAPITAL RESOURCES

    OPERATIONAL ACTIVITIES. At present, Hallmark satisfies all of its working capital and capital expenditure requirements from cash provided by operations. Payments received by Hallmark from the Medicare and Medicaid programs are Hallmark's single largest source of cash from operations. During fiscal 1994, net revenue derived from the Medicare and Medicaid programs increased by approximately $8,198,000 or 7.9% from the amount derived in fiscal 1993, due primarily to the introduction of geriatric psychiatric services at certain of Hallmark's hospitals in prior years.

    During the year ended June 30, 1994, cash provided by operations increased $4,465,000, compared to the same period a year earlier, primarily due to increased operating income (excluding interest and depreciation) and decreased interest paid during the period as a result of the semi-annual interest payment terms of the Senior Subordinated Notes, offset in part by a reduction of accounts payable.

    INVESTMENT ACTIVITIES. Hallmark expended approximately $4,586,000, during fiscal 1994 on capital expenditures. This represented a decrease of $1,789,000, or 28.1%, from fiscal 1993. Capital expenditures during fiscal 1994 consisted primarily of completion of an outpatient surgery center at one facility and equipment purchases at various facilities. Hallmark anticipates that internally generated cash flows and the remaining unused proceeds from the $80,000,000 senior subordinated note offering will be sufficient to fund capital expenditures and working capital requirements through fiscal 1995.

    FINANCING ACTIVITIES. In fiscal 1994, Hallmark completed the restructuring of the Refinanced Debt upon the issuance of the Senior Subordinated Notes. Hallmark believes that it increased its operational and financial flexibility by refinancing the Refinanced Debt with the proceeds from the sale of the Senior Subordinated Notes. Hallmark's debt service requirements during fiscal 1994 were reduced from $13,118,000 to $10,594,000. Furthermore, the covenants contained in the indenture pursuant to which the Senior Subordinated Notes were issued are less restrictive than those previously in effect pursuant to the Refinanced Debt.

    During the quarter ended March 31, 1994, Hallmark obtained a letter of credit with a commercial bank to secure Hallmark's obligation under one of its capital leases. The lease had previously been secured by a collateral account consisting of approximately $4,100,000 in cash and marketable securities. The collateral account had previously been classified as Funds held by trustees in the consolidated balance sheets. Upon obtaining this letter of credit by Hallmark, the collateral account was released as security for the lease and approximately $4,100,000 in cash and marketable securities became available for general corporate purposes. In addition to this letter of credit, Hallmark obtained three letters of credit totalling $2,883,000 in order to satisfy certain security requirements of Hallmark's workers' compensation insurance carrier. All letters of credit are secured by a security interest in Hallmark's self-insurance trust funds in favor of the issuing bank.

    During the quarter ended December 31, 1993, Hallmark entered into a credit agreement with a financial institution pursuant to which Hallmark may borrow up to $15,000,000 under a working capital facility and up to $10,000,000 under an acquisition facility. Certain conditions must be satisfied prior to Hallmark borrowing under the credit agreement, some of which had not been satisfied as of June 30, 1994. Hallmark anticipates that it will satisfy the remaining conditions to funding under its new credit agreement.

    INFLATION. The healthcare industry is labor intensive. Wages and other expenses are subject to rapid escalation, especially during periods of inflation and when shortages occur in the marketplace. In addition, suppliers attempt to pass along increases in their costs by charging Hallmark higher prices. In general, Hallmark's revenue increases through price increases or changes in reimbursement levels have not kept up with the cost increases. In light of cost containment measures imposed by government agencies, private insurance companies and managed-care plans, Hallmark is unable to predict its ability to offset or control future cost increases.

                              HALLMARK'S BUSINESS

GENERAL

    Hallmark is a hospital management company engaged in the business of providing a broad range of healthcare services primarily to patients in non-urban communities. As of June 30, 1994, Hallmark operated 17 hospitals, with an aggregate capacity of 1,405 licensed beds, 200 of which were used to provide psychiatric services. Hallmark's hospitals are located in non-urban communities in eight states, primarily in the southern United States. Hallmark believes that it is the sole provider of general acute-care hospital services in 10 of the 16 communities it serves, because its nearest competitor is at least fifteen miles away or, in one case, there is no competing hospital located in the area Hallmark considers to be its primary market. Of Hallmark's 17 hospitals, 15 are owned and two are leased. Hallmark also manages one acute-care hospital, operates one nursing home facility, owns another nursing home, and, through a majority-owned subsidiary manages pain treatment centers in hospitals owned by other companies.

INDUSTRY OVERVIEW

    The Healthcare Financing Administration ("HCFA") of the United States Department of Health and Human Services estimates that healthcare expenditures in the United States increased to 14% of the gross domestic product in 1992, compared to 13.2% in 1991. Total healthcare expenditures during 1992 are estimated by HCFA at $839 billion. Hospitals, the largest sector in the industry, accounted in 1992 for an estimated $323 billion, or 38.5% of all healthcare expenditures. Although government programs, private insurance companies, managed-care companies and self-insured employers have implemented and will continue to implement various cost-containment measures, healthcare expenditures are expected to continue to increase at a rate in excess of the rate of increase in gross domestic product because of such factors as the aging of the population, increased utilization as health coverage is expanded to include previously uninsured populations, costs of technological advances and general inflation.

    Cost-containment measures have, in recent years, together with technological advances, resulted in a significant shift from delivery of services on an inpatient basis to outpatient care. Inpatient admissions have declined; and, due to cost-containment pressures and technological advances, lengths of stay have declined even though the typical inpatient is more ill and, accordingly, uses more services than in the past.

    Most cost-containment measures implemented in recent years by major third-party payors for hospital services include changes in payment methods, increased utilization review and pre-admission certification requirements. The most significant of these is the change in payment methods. The Medicare program has initiated a reimbursement system for hospital operating costs whereby a hospital receives a fixed payment for an inpatient stay based on the patient's diagnosis, without regard to the actual cost of delivery of care to that patient. Certain private insurance companies, managed-care companies and self-insured employers and state Medicaid programs have implemented payment method changes that generally have the same effect as the Medicare diagnosis related groups ("DRG") system. Accordingly, hospitals increasingly bear the risk of not being fully reimbursed for their actual costs; and, in order to maintain profitability, hospitals need to deliver inpatient care efficiently and to control their costs of providing services.

    On October 27, 1993, President Clinton submitted to Congress proposed comprehensive healthcare reform legislation. Several other comprehensive reform proposals have been and are expected to be introduced in the Congress, and comprehensive alternatives to the Presidents' proposal have recently been introduced by majority leaders in the house and senate. Healthcare reform legislation is also pending in some state legislatures. See "-- Reimbursement and Regulatory Matters." Hallmark cannot predict the effect such reforms may have on its business or its future operations.

BUSINESS STRATEGY

    Hallmark's business strategy is to be the sole or dominant provider of healthcare services in the communities in which its hospitals are located. Hallmark believes this business strategy provides the opportunity to establish and maintain profitable operations in a rapidly changing industry for four reasons. First, its non-urban acute care hospitals face less direct competition from other hospitals than do urban hospitals and generally are the focal point for the delivery of primary and specialty healthcare services in their communities. Furthermore, Hallmark's hospitals generally face less direct competition from specialty healthcare providers, such as outpatient surgery centers, diagnostic centers and rehabilitation, mental health and substance abuse inpatient and outpatient programs. Second, Hallmark's hospitals generally provide primary care services and specialty care services in conjunction with family-practice, internal-medicine and general practice physicians and general surgeons. Hallmark believes the role of physicians and hospitals as complementary providers of primary care services is being and will continue to be enhanced as government, private third-party payors and employers utilize primary care physicians as gatekeepers for specialized healthcare. Third, Hallmark's hospitals, working together with primary care and specialty physicians in the community, may reduce out-migration of community residents seeking primary inpatient and outpatient hospital services and thereby improve hospital operating performance. Fourth, Hallmark's position as the sole or dominant provider of community healthcare services also lowers the competitive pressure to provide expensive but under-utilized specialty services, allowing Hallmark to operate on a cost-effective basis.

    Hallmark has implemented its business strategy by (i) introducing new specialty services; (ii) emphasizing improved and expanded outpatient services;
(iii) recruiting physicians to its communities, which generally have experienced physician shortages; and (iv) assisting physicians in practice management so they can devote more of their efforts to patient care. Each of Hallmark's hospitals formulates individual business objectives designed to meet the healthcare needs of the community it serves and to improve the hospital's operating performance. In recent years Hallmark's ability to incur capital expenditures to enhance inpatient and outpatient services has been limited, due to restrictions in Hallmark's credit agreements and limited access to new capital.

    New inpatient services that have been established at Hallmark's hospitals, based on local needs, include inpatient psychiatric treatment and substance abuse treatment programs, skilled nursing units, specialized psychiatric treatment programs for geriatric patients, home health services, laparoscopic surgical procedures, and "swing bed" programs, which permit the use of hospital beds as nursing home beds under certain conditions. For example, since July 1, 1991, Hallmark has converted 95 of its licensed beds to geriatric psychiatric services and 23 of its licensed beds to skilled nursing beds. Furthermore in fiscal 1993, one of Hallmark's hospitals qualified as a Medicaid disproportionate share hospital and received significant revenue from the program. Net inpatient revenues on a same-hospital basis increased $14,769,000 and $10,404,000 in 1993 and 1994, respectively, substantially as a result of the addition of such services and payments received under the Medicaid disproportionate share program.

    Hallmark has increased its outpatient revenues in recent years with the introduction of procedures that are the result of technological advances in the industry, including mobile magnetic resonance imaging equipment, advanced diagnostic imaging, vascular imaging and improvements in ultrasound and mammography. These procedures are designed to enable Hallmark to reduce the out-migration of community residents to tertiary hospitals and, together with other factors, have increased net outpatient revenues on a same-hospital basis approximately $7.2 million and $4.7 million in 1992 and 1993, respectively. Net outpatient revenues in fiscal 1994 was substantially unchanged from fiscal 1993.

    In fiscal 1994, Hallmark recruited 59 new physicians, including 46 specialty physicians, to 14 of its hospitals. To recruit and retain qualified physicians, Hallmark generally assists recruited physicians in establishing and managing their private practices and provides office space proximate to most of its hospitals to medical staff physicians. At most of its hospitals, Hallmark is developing affiliations with physicians that involve offering combined physician and hospital services to third-party payors and self-insured employers. Hallmark also seeks to maintain a sound relationship with its physicians through its Physician Leadership Council, established in April 1992. The Physician Leadership Council members meet on a periodic basis to discuss common issues with Hallmark's operations management.

    In addition to recruiting and establishing affiliations with local physicians, some of Hallmark's hospitals seek to improve care and to reduce the extent of patient out-migration by establishing relationships with physicians affiliated with tertiary care hospitals in nearby areas. These relationships enable Hallmark's hospitals and local physicians to provide coordinated care to community residents before and after their treatment at a tertiary care hospital.

PATIENT SERVICES

    Each of Hallmark's hospitals is operated by a wholly-owned subsidiary of Hallmark and provides the inpatient and outpatient medical and surgical services typically available in non-urban hospitals of small to medium size. Such services, which vary by hospital, generally include operating and recovery rooms, intensive care, diagnostic radiology facilities, pharmacies, laboratories, outpatient facilities and emergency departments.

    Hallmark devotes a total of 200 beds in ten of its hospitals to psychiatric care and provides, in connection with its psychiatric services, inpatient and outpatient treatment programs which include individual therapy, group therapy and occupational and other adjunctive therapies to psychiatric and substance abuse patients. At six of such hospitals, 95 of the psychiatric beds are used to provide psychiatric services to geriatric mental health patients. Hallmark believes that many of its geriatric mental health patients would not otherwise receive mental healthcare and that, after treatment, these patients generally have an improved quality of life.

    Five of Hallmark's hospitals provide home health services, including, at particular locations, physical therapy, respiratory therapy, medications and other services to patients in their homes. One of Hallmark's hospitals operates a 108-bed nursing home that adjoins the hospital. Six of Hallmark's hospitals have portions of their licensed bed complements designated as "swing beds," which permits the use of these beds as skilled nursing home beds when needed.

    The following table sets forth certain operating data and net revenues of Hallmark on a same hospital basis, for all hospitals operated at June 30, 1994:

                                                                       YEARS ENDED JUNE 30,
                                                                  -------------------------------
                                                                    1992       1993       1994
                                                                  ---------  ---------  ---------
Operating Data:
  Hospitals at year-end (1).....................................         16         17         17
  Licensed beds at year-end.....................................      1,428      1,405      1,405
  Average beds in service.......................................      1,229      1,217      1,205
  Admissions....................................................     26,920     27,486     28,911
  Patient days..................................................    141,690    156,616    164,643
  Equivalent patient days (2)...................................    204,188    225,356    235,698
  Average length of stay (days).................................        5.3        5.7        5.7
  Occupancy rate (3)............................................       31.6%      35.3%      37.4%
Net patient service revenues:
  Inpatient Services............................................       66.6%      67.1%      68.6%
  Outpatient Services...........................................       29.4%      28.6%      26.7%
  Other Services................................................        4.0%       4.3%       4.7%
                                                                  ---------  ---------  ---------
    Total Services..............................................      100.0%     100.0%     100.0%
                                                                  ---------  ---------  ---------
                                                                  ---------  ---------  ---------

- ------------------------
(1) The number of hospitals increased because of the separate licensing as two hospitals of a facility formerly operated as one hospital.

(2)  Represents inpatient days adjusted to reflect outpatient utilization.

(3) Based on average beds in service. Occupancy based on licensed beds was 27.2%, 30.5% and 32.1% for 1992, 1993 and 1994, respectively.

    Occupancy rates at hospital facilities are affected by many factors including, among others, the hospital's relationship with its medical staff, the service area, population size and general economic conditions within the hospital's service area, the level of medical and surgical services offered, outpatient use of hospital services, marketing efforts, treatment availability at competing facilities and types of payor plans available in the area. Generally, Hallmark's hospitals experience a seasonal increase in occupancy during the quarters ending March 31. Declining hospital admissions generally have been an industry-wide trend since the Federal Medicare program began basing hospital operating cost reimbursement on DRGs. This industry-wide trend has had a significant effect on Hallmark's admissions, patient days and occupancy rates. Hallmark believes the average occupancy rates for its hospital facilities in the three-year period were also adversely affected by payor pressures which encourage treatment other than inpatient treatment and the residual effects of the operational and financial difficulties experienced by Hallmark. See "-- History." Such industry-wide trends and payor pressures were offset to some extent in fiscal 1993 and 1994 by the addition of new inpatient programs, principally geriatric psychiatric Medicare programs and by the receipt of disproportionate-share Medicaid revenue. The addition of geriatric psychiatric programs and the increased number of patients under the Medicaid program also had the effect of increasing the average length of stay for fiscal 1993 and fiscal 1994. Although outpatient volume has increased over the period covered, outpatient services as a percentage of net patient service revenues declined in fiscal 1993 and 1994 because inpatient revenue increased more rapidly, primarily as a result of geriatric psychiatric Medicare programs and receipt of disproportionate-share Medicaid revenue.

SOURCES OF REVENUE

    Hallmark receives payment for services rendered to patients from (i) the federal government under the Medicare program; (ii) each of the states in which its facilities are located under the Medicaid or similar programs; and (iii) private insurers, other contractual arrangements and self-pay patients. The following table sets forth, on a same-hospital basis, the approximate percentage of net patient service revenues derived by Hallmark's hospitals from various payment sources for the last three fiscal years:

                                                               YEARS ENDED JUNE 30,
                                                             ------------------------
                                                              1992     1993     1994
                                                             ------   ------   ------
Medicare...................................................     44.6%    47.3%    48.7%
Medicaid...................................................     10.9%    14.3%    13.7%
Private and other (primarily commercial insurance).........     44.5%    38.4%    37.6%
                                                             ------   ------   ------
  Total....................................................    100.0%   100.0%   100.0%
                                                             ------   ------   ------
                                                             ------   ------   ------

    Increases in the percentage of net patient service revenues from Medicare and Medicaid generally result in increased contractual adjustments and a reduction in net patient service revenues per admission. As a result, Hallmark has designated case managers to maintain efficient utilization of hospital resources, to maintain the delivery of appropriate patient care, to improve the accuracy of diagnosis coding, to review the progression of treatment and to coordinate the education of physicians in coding and billing. In addition, Hallmark seeks to control its operating costs by flexible staffing based on the volume and acuity of patients, making available to its hospitals the option of participating in a large purchasing group, establishing wellness programs for its employees, and continuous evaluation of the cost/benefits of contract services.

    Hallmark believes the decline in the percentage of revenues from private sources for the three-year period is due to (i) the aging population, which is bringing more patients under the Medicare program, (ii) Hallmark's implementation of geriatric psychiatric Medicare programs, (iii) the receipt of disproportionate share Medicaid revenue, (iv) the industry-wide trend toward the increased use of less expensive outpatient treatment for many services which, in general, are more likely to be used by non-Medicare patients, and (v) increased competition for private patients. See "-- Reimbursement and Regulatory Matters."

MANAGED CARE AND MARKETING

    In the markets in which Hallmark's hospitals are located, "managed care" most often involves negotiated discounts and utilization review procedures between a hospital and self-insured or partially self-insured employers and insurance companies and Medicare and Medicaid cost-containment and utilization review measures. Health maintenance organizations, preferred provider organizations and similar managed care programs, which often establish capitated payment arrangements, have not to date been significant factors in Hallmark's markets. Hallmark believes its hospitals can compete effectively for the type of managed care business that exists in Hallmark's markets by being cost-efficient providers of quality primary care services. As part of Hallmark's efforts to obtain additional managed care revenues, Hallmark intends to make certain capital expenditures to enhance its ability to offer the mix of services desired by these payors.

    Each hospital has a marketing program based on local needs and opportunities. The programs are designed to establish and enhance relationships with medical staff physicians, with employers and other third-party payors, and with physicians associated with tertiary care hospitals in nearby areas that are utilized by local residents. Physician relationships include recruiting, leasing of medical office building space, practice management and, more recently, affiliating with physicians in offering hospital and physician services to employers and other third-party payors. Relationships with specialty physicians affiliated with tertiary hospitals provide for coordinated care of local residents who are treated both in the community and at a tertiary hospital and are designed to reduce the extent of out-migration of patients from Hallmark's service area.

FACILITIES

    The following table sets forth the name, location, type, number of licensed beds and number of beds in service in the hospitals operated by Hallmark at June 30, 1994. The number of licensed beds represent the number of beds permitted in the facility under its state license. The number of beds in service in a hospital is generally less than the number of licensed beds for various reasons, including removal of beds from service due to low occupancy, to permit alternative use of such space, and to permit renovation.

                                                                                                            BEDS IN SERVICE
                                                                                            LICENSED   --------------------------
HOSPITAL                                                                                      BEDS     ACUTE  PSYCHIATRIC   TOTAL
- ------------------------------------------------------------------------------------------  --------   -----  -----------   -----
Woodland Community Hospital (1)
  Cullman, Alabama                                                                             100        80       20         100
Parkway Medical Center
  Decatur, Alabama                                                                             120        94    --             94
L.V. Stabler Memorial Hospital
  Greenville, Alabama                                                                           74        74    --             74
Hartselle Medical Center
  Hartselle, Alabama                                                                           150       119    --            119
Harris Hospital (1)
  Newport, Arkansas                                                                            132        79       17          96
Randolph County Medical Center (1)(2)
  Pocahontas, Arkansas                                                                          50        40       10          50

                                                                                                            BEDS IN SERVICE
                                                                                            LICENSED   --------------------------
HOSPITAL                                                                                      BEDS     ACUTE  PSYCHIATRIC   TOTAL
- ------------------------------------------------------------------------------------------  --------   -----  -----------   -----
Doctors Memorial Hospital (2)
  Bonifay, Florida                                                                              34        34    --             34
Berrien County Hospital (3)
  Nashville, Georgia                                                                            71        61    --             61
Crossroads Community Hospital (1)
  Mt. Vernon, Illinois                                                                          55        55    --             55
Byrd Regional Hospital (1)
  Leesville, Louisiana                                                                          70        43       22          65
NorthGate Hospital -- Many Campus
  Many, Louisiana                                                                               68        52    --             52
NorthGate Hospital -- Pineville Campus (4)
  Pineville, Louisiana                                                                          33        14       19          33
RiverNorth Treatment Center (4)
  Pineville, Louisiana                                                                          66      --         35          35
Cleveland Community Hospital (1)
  Cleveland, Tennessee                                                                         100        55       30          85
White County Community Hospital
  Sparta, Tennessee                                                                             60        50       10          60
Hill Regional Hospital
  Hillsboro, Texas                                                                              69        47       17          64
Scenic Mountain Medical Center
  Big Spring, Texas                                                                            153       108       20         128
                                                                                            --------   -----      ---       -----
    Total                                                                                    1,405     1,005      200       1,205
                                                                                            --------   -----      ---       -----
                                                                                            --------   -----      ---       -----

- ------------------------
(1) The number of licensed beds in these facilities includes swing beds which are hospital beds licensed to serve as nursing home beds under certain conditions.
(2)  These facilities are operated under long-term capitalized leases.
(3) Hallmark also operates a 108-bed nursing home that adjoins this hospital. The nursing home is leased under a long-term capitalized lease.
(4) These hospitals are separately licensed hospitals located in the same building.

    Hallmark owns 15 and leases 12 medical office and clinic buildings. These buildings are generally located adjacent to or proximate to a Hallmark hospital, have an aggregate of approximately 138,000 square feet, and house an aggregate of approximately 200 physicians and other healthcare professionals.

    Hallmark's corporate offices occupy approximately 15,000 square feet of office space at 300 Galleria Parkway, Suite 650, Atlanta, Georgia. The office space is leased by Hallmark for a term which expires in September, 1996.

COMPETITION

    In ten of the communities in which Hallmark's hospitals are located, comprising 58.7% of its available beds, the nearest competitor hospital is at least fifteen miles away or, in one case, there is no competitor hospital in the area Hallmark considers to be its primary market. In such communities, as well as in communities with direct competition, however, Hallmark's facilities face competition from larger regional hospitals or medical centers in the same geographic area to which patients may be referred for treatment of conditions requiring specialized treatment or care or which patients or physicians may prefer for elective admissions. As a response to these competitive pressures, certain of Hallmark's hospitals have agreements with physicians at larger regional hospitals to provide services on a periodic basis to patients in the local community.

    Seven of Hallmark's hospitals, which represent 41.3% of its available beds, face direct competition from one or more general hospitals in the same community. The competing facilities are operated by major hospital management companies, by government entities supported by tax revenues, or by nonprofit corporations which may be supported by endowments and charitable contributions. Forms of support such as tax revenues, endowments and charitable contributions are generally not available to Hallmark's hospitals. Some of Hallmark's hospitals also face direct competition from specialized facilities (for example, substance abuse, psychiatric or freestanding surgery facilities) or facilities exclusively devoted to specialized populations (for example, military hospitals) in the same or a nearby community.

    All of Hallmark's hospitals may face competition in the future from newly constructed facilities, particularly in those states not having certificate of need laws as well as from alternative methods of delivering healthcare services.

    Hallmark's management believes that Hallmark's ability to compete successfully with other hospital facilities is influenced principally by the number and quality of physicians on the hospitals' medical staffs and the hospitals' ability to participate in reimbursement, insurance and managed-care programs. Staff physicians initiate virtually all admissions and many outpatient referrals to acute-care facilities. Although a physician may at any time terminate his or her affiliation with a hospital, Hallmark seeks to attract and retain qualified doctors of varied specializations on its hospital staffs. Hospitals also compete through rate structures and services. Hallmark seeks to encourage its hospital managing directors and facility staffs to evaluate periodically rates and services and to structure charges and services in its facilities to be competitive with those of other local or regional facilities. Hallmark's ability to add services is limited by certificate of need laws, its financial condition and its physicians and employees.

EMPLOYEES AND MEDICAL STAFFS

    As of June 30, 1994, Hallmark had approximately 2,100 full-time and 200 part-time employees, including 32 corporate staff employees whose primary purpose is to assist the administrative staffs of the individual facilities. Approximately 44.8% of these employees were nursing personnel (registered or licensed vocational nurses). Hallmark's employees are not represented by any labor union. Hallmark believes its relations with its employees are generally satisfactory.

    As of June 30, 1994, approximately 680 physicians were members of the medical staffs of Hallmark's hospitals, of whom fewer than ten were employees of Hallmark.

    Competition in the recruitment of personnel in the healthcare industry is substantial. Many hospital markets are facing shortages of nursing and professional medical personnel and it is expected that such shortages will continue.

REIMBURSEMENT AND REGULATORY MATTERS

    REIMBURSEMENT. A significant portion of Hallmark's revenues is derived from patients covered by government and private contractual health programs. Payments under these programs are made based on cost, a negotiated rate, or at a predetermined rate based upon the patient's diagnosis, plus, in some programs, capital costs and other factors. Revenues from such government programs are recorded based on established billing rates less allowances and estimated adjustments for patients covered by such programs and are subject to audit and final settlement.

    The principal sources of Hallmark's contractual payments are Medicare, Medicaid, Blue Cross and private insurance programs (including health maintenance organizations). Medicare is a federal program that provides certain hospital and medical insurance benefits to persons age 65 and over and to some disabled persons. Medicaid is a federal-state medical assistance program administered by the states and provides hospital assistance to certain individuals defined as "medically indigent." Blue Cross is a private healthcare program that provides hospital benefits to subscribers through numerous independent plans varying by state. All of Hallmark's hospitals are certified as providers of Medicare and Medicaid and participate to varying degrees in other reimbursement programs.

    Amounts received under Medicare, Medicaid, Blue Cross programs and various health maintenance organizations are generally less than the hospital's
customary   charges  for  the  services  covered.  Patients  are  generally  not responsible for any difference between customary hospital charges and amounts reimbursed under Medicare, Medicaid and Blue Cross programs or by health maintenance organizations for such services, but are responsible to the extent of any noncovered services, deductibles or co-insurance.

    Under the Prospective Payment System ("PPS"), Medicare payment for operating costs is made at a predetermined, specific rate for each hospital inpatient based on the patient's diagnosis under the DRG classification system. Currently, all of Hallmark's hospitals are reimbursed through the PPS system for general acute care services. Hallmark's inpatient psychiatric services are not reimbursed through the PPS system. The Medicare program reimburses Hallmark for psychiatric services on a reasonable cost basis, subject to the provisions of the Tax Equity and Fiscal Responsibility Act ("TEFRA"). Under TEFRA, reimbursement for reasonable costs is limited by a hospital's base year costs per discharge, as updated by the Medicare program.

    In fiscal 1992 to 1994, four of Hallmark's hospitals received supplemental Medicare reimbursement for operating costs due to geographic reclassification adjustments relating to the salaries and wages component of PPS payments. This adjustment is available to certain non-urban hospitals that are located close to urban areas and reflects the effect on such hospitals' salaries and wages expense of proximity to an urban area. In fiscal 1992 to 1994, one of Hallmark's hospitals received supplemental Medicare reimbursement for operating costs due to its qualification as a Medicare dependent hospital. This supplement is paid by Medicare to rural hospitals having less than 100 beds that provide a specific volume of services to Medicare patients. Hallmark cannot predict whether these types of supplemental Medicare reimbursement will be available to hospitals after fiscal 1994.

    In addition to the Medicare PPS payment described above, certain capital related costs (e.g., interest associated with capital expenditures, depreciation, property taxes and rental payments) were historically reimbursed on a reasonable cost basis subject to certain limitations. Federal legislation reduced reimbursement of such costs to 85% effective October 1, 1988, subject to certain adjustments. In 1991 HCFA issued final regulations that incorporated capital costs into PPS effective for Medicare cost reporting periods beginning on or after October 1, 1991. The incorporation of capital cost into PPS, which does not affect Hallmark's freestanding psychiatric hospital, includes a ten-year transition period. Hallmark has determined that the change in reimbursement method should not have a materially adverse effect on Hallmark's existing operations in the early years. If Hallmark replaces or rebuilds any hospital, such hospital would be subject to limitations in the PPS capital reimbursement methodology, which would result in reimbursement limitations on certain new capital invested in such new or replacement facility. In addition to hospital inpatient and ancillary service payments, the Medicare program provides reimbursement to hospitals for outpatient services. Previously, such services were reimbursed on the basis of 100% of reasonable cost. For cost reporting periods beginning October 1, 1987, Medicare payments for certain outpatient surgery services were reduced to the lower of (i) a percentage of hospital costs, (ii) a percentage of customary charges, or (iii) a prospective payment rate based upon the hospital's historical costs and the rates paid by Medicare for similar procedures performed in freestanding surgical centers. Further limits of Medicare payments for outpatient radiology services became effective October 1, 1988. Radiology and imaging services are paid at the lower of (i) reasonable costs, (ii) customary charges or (iii) a blend of costs and adjusted physician charges. Hallmark's level of reimbursement for outpatient services has decreased as a result of these changes and Hallmark expects its percentage of reimbursed cost for such services to further decrease. The extent of such decrease will be dependent upon the volume of such outpatient services rendered to Medicare program patients.

    A number of states also utilize a prospective payment system or have established a program to negotiate payment levels at individual hospitals for their state Medicaid programs. Additionally, many states have become more aggressive in obtaining federal matching funds for their Medicaid programs, particularly for "disproportionate share" hospitals. A hospital qualifies as a "disproportionate share" hospital on the basis of the percentage of its patients who are Medicaid or other indigent patients and so qualifies if its percentage of such patients exceeds a percentage level fixed by the applicable state Medicaid program. Eleven of Hallmark's hospitals received "disproportionate-share" revenue in fiscal 1994. Several states have enacted, or plan to enact, a service tax based on a percentage of hospitals' net revenue. Historically, such taxes collected by the states have been subsequently remitted to hospitals through various reimbursement methodologies; however, there is no assurance any such state program will continue to remit such tax revenue to hospitals or that the amounts remitted will approximate the tax paid.

    In 1991, Congress adopted a law that limits the amounts that state Medicaid programs can pay to "disproportionate-share" hospitals in excess of amounts payable to other hospitals for services to Medicaid patients. Subject to certain exceptions, no more than 12% of total Medicaid spending can be used to provide "disproportionate-share" additional payments to hospitals. These limitations expire in 1996, if Congress adopts certain new maximum Medicaid payment rules by that time. Subject to certain exceptions, the 1991 law also limits a state's share of Medicaid funds that may come from provider taxes.

    In August 1993, HCFA published final regulations which loosened national and state limits on disproportionate share payments to hospitals by interpreting the statute as setting target percentage goals, rather than as establishing an absolute cap on disproportionate share expenditures. The effect of these regulations was to increase the percentage of the federal government's fiscal year ("FY") 1993 Medicaid expenditures for disproportionate share hospitals from 12% to 13.7%.

    In recent years, Congress has attempted to control the rising costs of the Medicare and Medicaid programs by a variety of means, including limitations and reductions of payments that otherwise would have been made to providers. In August 1993, Congress enacted the Omnibus Reconciliation Act of 1993 ("OBRA '93") which included reductions in updates to prospective payments to hospitals which would reduce total Medicare payments to hospitals by $21.1 billion from the federal government's FY 1994 through FY 1998 budgets. Reductions in update factors contained in OBRA '93 are: for FY 1995, market basket minus 2.5 percentage points (urban hospitals) and market basket minus one percentage point (rural hospitals); for FY 1995, market basket minus 2.5 percentage points (urban hospitals) and the amount necessary to equalize the rural and other urban standardized amounts (rural hospitals); for FY 1996, for all hospitals, market basket minus two percentage points; for 1997, for all hospitals, market basket minus 0.5 percentage points; for FY 1998, for all hospitals, the percentage increase in the hospital market basket. The hospital market basket is an annual estimate of the increase in price of goods and services purchased by hospitals. For FY 1994, the hospital market basket is 4.3%. Under OBRA '93, 13 of Hallmark's acute-care hospitals are classified as rural hospitals and three are classified as urban hospitals.

    In addition, OBRA '93 reduced the federal rate for hospital capital expenses by 7.4% for discharges occurring after FY 1993. Outpatient capital reimbursement was reduced by 10% from FY 1996 through 1998.

    OBRA '93 requires that, in order to qualify for Medicaid reimbursement as a disproportionate share hospital, a hospital must have a Medicaid inpatient utilization rate of at least one percent. For state fiscal years beginning in 1995, disproportionate share hospital payment adjustments to private hospitals are limited to no more than the costs of providing inpatient and outpatient services to Medicaid and uninsured patients, less payments received from Medicaid (other than disproportionate share adjustments) and uninsured patients.

    OBRA '93 did not have a material adverse effect on Hallmark's fiscal 1994 revenue from the Medicare and Medicaid programs; and Hallmark does not believe that OBRA '93 will have a material adverse effect on its fiscal 1995 revenue from such programs. The OBRA '93 limitation on Medicaid disproportionate share reimbursement has not to date significantly affected Hallmark's hospitals; and the combined effect of the limited increase in Medicare prospective payments and the reduction in the reimbursement rate for capital expenses has resulted in a small increase in the level of Medicare reimbursement.

    The Medicare and Medicaid programs are subject to statutory and regulatory changes. Also, there are substantial areas subject to administrative rulings, interpretation, governmental funding restrictions and requirements for utilization and quality review. Such matters may significantly reduce payments made under either or both federal programs to Hallmark's hospitals. Because the requirements for certification under Medicare, Medicaid and similar reimbursement programs are subject to change, it may be necessary for Hallmark to make changes in its services, equipment, facilities and personnel to remain qualified for such programs. Although management intends to take all reasonable steps necessary to maintain Hallmark's ability to participate in available reimbursement programs, there can be no assurance that Hallmark will continue to be able to qualify for participation in such programs. Furthermore, annual cost reports required under these programs are subject to audit which may result in significant downward adjustments to the amounts originally estimated to be due Hallmark under these reimbursement programs. These audits often require several years to reach the final determination of amounts earned under the programs. Management believes that adequate provision has been made for retroactive adjustments that might result from such audits.

    In all states in which Hallmark has facilities, Blue Cross pays hospitals for covered services at their established hospital charges, at a percentage thereof at rates negotiated between Blue Cross and the hospital or at a combination thereof. Other private insurance carriers also reimburse their policyholders or make direct payments to hospitals for covered hospital services at established hospital charges or a percentage thereof. Private payors have increased and are increasing their cost containment measures through the implementation of various procedures including but not limited to pre-admission qualification and utilization review. The privately-insured patient is generally responsible to the hospital for any difference between the insurance proceeds and the total charges.

    In late 1993, President Clinton submitted to Congress proposed comprehensive healthcare reform legislation. Several other comprehensive reform proposals have been introduced in the Congress, and comprehensive alternatives to the President's proposal have recently been prepared and introduced by the majority leaders in the House and Senate after taking into account the terms of several bills which passed various congressional committees. Debate and a vote on these bills is scheduled for the month of August 1994, and action on other reform proposals is possible if neither of the major proposals passes.

    Certain aspects of each proposal offered by the majority leaders, such as reductions in Medicare and Medicaid payments, if adopted, could adversely affect Hallmark's business. In fiscal 1993 and 1994, Hallmark obtained 61.6% and 62.4%, respectively, of its net patient service revenue from the Medicare and Medicaid programs. Other aspects of the proposals by the majority leaders, such as universal health insurance coverage, could have a positive impact on Hallmark's business by reducing the amount of uncompensated care provided by Hallmark's hospitals. No assurance can be given that any reform proposal will be adopted or implemented or that any reform proposal which is ultimately adopted will not have a material adverse effect on Hallmark's financial condition and results of operations.

    In addition to the federal reform initiatives, state legislatures also have undertaken healthcare reform initiatives independent of federal reform. The States of Maine, Florida, Tennessee, California and Washington have adopted various types of reform legislation. It is not possible at this time to predict what, if any, reforms will be adopted by the states, or when such reforms will be adopted and implemented. No assurance can be given that any such reforms will not have a material adverse effect upon Hallmark's revenues and earnings or upon the demand for Hallmark's services.

    REGULATION. Hallmark's hospitals and the healthcare industry generally are subject to extensive federal, state and local governmental regulation relating to licensure, conduct of operations, construction of new facilities, expansion of existing facilities and the offering of new services. Failure to comply with applicable laws and regulations could result in, among other things, the imposition of fines, temporary suspension of admission of new patients to the facility or, in extreme circumstances, exclusion from participation in government healthcare reimbursement programs such as Medicare and Medicaid or the revocation of facility licenses. There can be no assurance that future regulatory changes will not have an adverse impact on Hallmark.

    The federal Anti-Kickback Law prohibits the knowing and willful payment, receipt or offer of remuneration by healthcare providers, such as Hallmark, with respect to any person, including a physician, to induce referrals of patients or in exchange for such referrals. In addition to or in lieu of criminal penalties, an individual or entity can be excluded from participation in the Medicare and Medicaid programs for violation of the Anti-Kickback Law. Hallmark recruits physicians to become members of the medical staffs of its hospitals and to establish private practices in the communities in which Hallmark's hospitals are located. A limited number of the physicians who admit patients to Hallmark's hospitals are employed by Hallmark. Hallmark has entered into various relationships and compensation arrangements in connection with physician recruitment which may be subject to the Anti-Kickback Law. Although Hallmark believes that these arrangements are lawful, no "safe harbor" provisions apply to physician recruitment arrangements not involving physician employment, and evolving interpretations of the Anti-Kickback Law or the adoption of new federal or state laws or regulations could make it necessary for Hallmark to restructure certain of its arrangements. The Office of Inspector General of the Department of Health and Human Services has proposed a "safe harbor" under the Anti-Kickback Law that, if adopted, would provide a "safe harbor" from violation of such law for many of Hallmark's recruiting arrangements with physicians. Hallmark's operations are also subject to a number of state laws regulating relationships and compensation arrangements among healthcare providers.

    Healthcare facilities must comply with federal, state and local laws related to, among others, the adequacy of medical care, equipment, personnel, operating policies and procedures, fire prevention, rate setting, building codes and environmental protection. Facilities are subject to periodic inspection by governmental and other authorities to assure continued compliance with the various standards necessary to maintain licensure and participation in the Medicare and Medicaid programs. Management believes that Hallmark's facilities are in substantial compliance with applicable federal, state, local and independent review body regulations and standards necessary for the operations of such facilities as conducted.

    In  certain  instances,  governmental  or other  inspections  may  result in notification to a facility of certain deficiencies. Failure to correct such deficiencies can result in termination of a facility's Medicare and Medicaid program certification or its operating license. In such instances, Hallmark initiates steps to correct cited deficiencies and to comply with the requirements for maintaining such agreements and licenses.

    Most of Hallmark's hospitals are accredited by the Joint Commission on Accreditation of Healthcare Organizations. The Joint Commission is a private organization that establishes standards relating to the physical plant, administration, quality of care, and medical staffs of hospitals.

    Because regulations and standards are subject to interpretation and change, there can be no assurance that Hallmark's facilities will be able to maintain their licenses, certification or accreditation status. Future changes in such legal, regulatory and independent review body requirements could necessitate substantial capital expenditures in order to comply with such requirements and there is no assurance that, if called upon to do so, Hallmark would be able to fund such capital expenditures.

    Federal law contains numerous provisions designed to insure that services rendered by hospitals to Medicare and Medicaid patients are medically necessary and are of quality which meets professionally recognized standards and to insure that claims for reimbursement under the Medicare and Medicaid programs are properly filed. Among other things, services provided at Hallmark's hospitals are subject to periodic review by Peer Review Organizations ("PRO's"). All hospitals which participate in the Medicare program are subject to review by PRO's. PRO activities include reviews of (i) selected elective admissions, (ii) admissions which occur within seven days of a discharge from a general hospital,
(iii) certain transfers of patients from one hospital to another, (iv) validity of diagnostic related group classifications of patients, (v) admissions and services to determine medical necessity and (vi) admissions and services to determine whether quality of care meets professionally recognized standards. PRO's have the authority to recommend to the U.S. Department of Health and Human Services that a provider who is in substantial noncompliance with the medical necessity and quality of care standards of a PRO or who has grossly and flagrantly violated an obligation to render quality care be excluded from participation in the Medicare program or be required to reimburse the federal government for certain payments previously made to the provider under the Medicare program.

    A hospital is subject to civil monetary penalties if it makes claims for payment for services which were not rendered or were rendered by a person or entity not properly licensed under state law.

    Except for Louisiana and Texas, all of the states in which Hallmark's healthcare facilities are located have in effect certificate of need or equivalent laws which generally require that the appropriate state agency approve certain acquisitions and determine that a need for additional beds, new services and certain capital expenditures exists prior to additional beds and new services being added, or the proposed capital expenditure (above a specified level) being spent. State approvals often are issued for a specified period of time. Failure to obtain necessary state approval can result in the inability to complete an acquisition, addition or renovation, the imposition of civil or, in some cases, criminal sanctions and the revocation of the facility's license.

    From time to time, federal and state governments as well as insurers and others have conducted and may conduct inquiries or investigations into businesses in the healthcare industry. Hallmark cannot predict the occurrence or outcome of any such investigations or whether any such investigations would lead to sanctions under existing laws or regulations, changes in, or in the interpretation of, existing laws or regulations or legislation imposing additional regulations on healthcare providers. Hallmark believes that it conducts its business in compliance with applicable laws.

LIABILITY INSURANCE

    Hallmark maintains hospital professional and commercial general liability insurance coverage for occurrences after June 30, 1992 with maximum coverage of $25,000,000, subject to a self-insured retention of $2,000,000 per occurrence and $6,000,000 annual aggregate for hospital professional liability and $1,000,000 per occurrence and $3,000,000 annual aggregate for commercial general liability. Hallmark maintained professional malpractice insurance for certain occurrences prior to February 1988 but is self-insured for all occurrences between February 1988 and June 1992. The liability Hallmark has recorded for losses incurred and claims made is based upon individual case estimates for losses reported, and upon estimates on the basis of past experience for incurred but not reported losses. These estimates are based on actuarial reports obtained annually by Hallmark. Although Hallmark believes that its insurance policies and reserves are adequate, there can be no assurance that its insurance and loss reserves will cover all potential claims that may be asserted against Hallmark. Hallmark is subject to claims and legal actions by patients and others in the ordinary course of business. In management's opinion, the ultimate resolution of such claims will not have a material effect on Hallmark's financial position or results of operations.

HISTORY OF HALLMARK

    Hallmark was incorporated in 1981 under the laws of the State of Delaware. Hallmark began doing business under its present name in fiscal 1992. Prior to that time, it did business under the name National Healthcare, Inc. Hallmark experienced rapid growth from 1981 through late 1986. During this period, Hallmark acquired 32 hospitals having an aggregate of 2,495 licensed beds and eight nursing homes having an aggregate of 515 licensed beds. The expansion was funded primarily with the proceeds of public debt (approximately $28,000,000) and equity offerings (approximately $42,000,000) and borrowings (approximately $120,000,000) from certain banks (the "Banks") totalling approximately $190,000,000.

    Hallmark experienced financial difficulties as a result of its rapid growth. In January 1987, Hallmark was named as a defendant in a purported class action lawsuit on behalf of certain purchasers of Hallmark's common stock and the 14 1/2% Debentures. In November 1987, Hallmark defaulted in the payment of interest on the 14 1/2% Debentures and, in December 1987, defaulted in the payment of principal and interest on its bank credit facility.

    Hallmark commenced restructuring negotiations with the Banks and settlement negotiations with the plaintiffs in the purported class-action lawsuit in 1987. In December 1987, Hallmark entered into a settlement with the plaintiffs in the class-action lawsuit pursuant to which defendants other than Hallmark paid members of the settlement class approximately $9,925,000 in cash and Hallmark issued approximately 60,000 shares of Hallmark Preferred Stock to members of the settlement class. In January 1989, Hallmark and the Banks entered into a credit agreement, pursuant to which $112.4 million of principal outstanding under the previous credit facility, together with approximately $21.1 million of unpaid interest and fees, was converted into three series of notes totalling $133.5 million. Also in January 1989, Hallmark's Common Stock was declared ineligible for trading on the NASDAQ automated quotation system.

    In December 1989, Hallmark consummated a cash tender offer for a portion of the 14 1/2% Debentures. As a result of the tender offer and a private purchase, Hallmark purchased $10,441,000 principal amount of the 14 1/2% Debentures for approximately $902,000. Hallmark consummated an exchange offer for a portion of the remaining 14 1/2% Debentures in June 1990. In the exchange offer, Hallmark exchanged $9,795,000 principal amount of 14 1/2% Debentures for $9,795,000 aggregate principal amount of a new series of debentures, plus cash in the amount of approximately $294,000. During fiscal 1993, Hallmark retired or restructured the balance of the 14 1/2% Debentures.

    Since June 30, 1987, Hallmark has sold or otherwise disposed of 15 hospitals and six nursing homes. Hallmark applied the cash received from such dispositions to retire or refinance certain indebtedness, including the application of approximately $34.9 million to reduce indebtedness, including $26.1 million of prepayments pursuant to the credit agreement included in the Refinanced Debt. In May 1991, the Banks agreed to exchange $18.6 million principal amount of indebtedness outstanding pursuant to such credit agreement for approximately 390,000 shares of Hallmark's Class B Common Stock. In May 1993, Hallmark Class A Common Stock was listed for trading on The Nasdaq Stock Market. By June 30, 1993, Hallmark had reduced the principal amount of such indebtedness to $64.2 million.

    During fiscal 1994, Hallmark completed its financial restructuring with the issuance of its Senior Subordinated Notes. The net proceeds of the offering were used to repay in full the indebtedness outstanding under Hallmark's formerly outstanding bank credit agreement as well as all of Hallmark's subordinated indebtedness.

    Hallmark experienced certain operational difficulties during fiscal 1987 through fiscal 1989 as a result of its financial difficulties during such period. The operational difficulties included (i) focus of management attention on the restructuring; (ii) reduction of management and employee morale; and
(iii) erosion of support for Hallmark's hospitals by members of their medical staffs. Hallmark believes that its competitors sought to use its financial difficulties as means of attracting physicians and other referral sources. Furthermore, Hallmark believes certain third-party payors were reluctant to enter into agreements with Hallmark's hospitals or otherwise refer patients to Hallmark's hospitals during this period. Hallmark believes that its process of financial restructuring is complete.

OTHER

    Hallmark manages a 230-bed general acute-care hospital owned by an unrelated party under a management agreement that expires in February 1995. Hallmark is also the majority owner of Pain Care, Inc. Pain Care, Inc. operates and develops centers for the treatment of pain. Pain Care, Inc. does not operate any treatment centers in hospitals operated by Hallmark. This business is not material to Hallmark's revenues or earnings.

                   STOCK OWNERSHIP OF PRINCIPAL STOCKHOLDERS
                           AND MANAGEMENT OF HALLMARK

    The following table sets forth as of August 15, 1994, certain information with respect to ownership of the outstanding Hallmark Class A Common Stock, by
(i) all persons known by Hallmark to own beneficially more than 5% of the outstanding Hallmark Class A Common Stock, (ii) each director of Hallmark and
(iii) all directors and executive officers of Hallmark, as a group.

                                                  SHARES OF HALLMARK
                                                     COMMON STOCK        PERCENT
NAME OF BENEFICIAL OWNER                        BENEFICIALLY OWNED (1)   OF CLASS
- ----------------------------------------------  ----------------------   --------
James T. McAfee, Jr. (2)                               381,891               11.7
Robert M. Thornton, Jr. (3)                             78,488                2.5
Kay W. Slayden (4)(5)                                   14,000             *
Rolland A. Maxwell (5)                                   4,000             *
James E. Martin (5)(6)                                   5,100             *
J. Randolph Seckman (5)                                 11,000             *
All executive officers and directors as a
 group (6 persons) (7)                                 494,479               15.0

- ------------------------
 *   less than 1%

(1) Unless otherwise indicated, the named individual has sole voting and investment power with respect to all shares and the information pertains only to Hallmark Class A Common Stock. For each beneficial owner, the number of shares outstanding and the percentage of stock ownership includes the number of common and all common equivalent shares (including options exercisable within 60 days) owned by such individual at August 15, 1994.

(2) Includes 84,296 shares which Mr. McAfee has the right to acquire pursuant to options exercisable within 60 days.

(3) Includes 1,000 shares owned by Mr. Thornton's spouse, of which Mr. Thornton disclaims beneficial ownership.

(4) Based on 2,000 shares of Hallmark Preferred Stock owned by Mr. Slayden which are convertible at a ratio of one share of Hallmark Preferred Stock into five shares of Hallmark Class A Common Stock at any time.

(5) Includes 4,000 shares which the named director has the right to acquire pursuant to options exercisable within 60 days.

(6)  Includes 200 shares owned by Dr. Martin's spouse.

(7) Includes 100,296 shares which the members of the group have the right to acquire pursuant to options exercisable within 60 days and takes into account 2,000 shares of Hallmark Preferred Stock owned by Mr. Slayden, which are convertible at a ratio of one share of Hallmark Preferred Stock into five shares of Hallmark Class A Common Stock at any time.

    As of August 15, 1994 all persons known by Hallmark to own beneficially more than 5% of the outstanding shares of Hallmark Preferred Stock were: (i) Alliance Capital Management Corporation, 1345 Avenue of the Americas, New York, New York 10105-0099, which is the owner of 3,424 shares of Hallmark Preferred Stock, representing 10.6% of the voting power of the Hallmark Preferred Stock; (ii) Kay
W. Slayden, a director of the Company, who is the owner of 2,000 shares of Hallmark Preferred Stock, representing 6.2% of the voting power of Hallmark Preferred Stock and (iii) Executive Life Insurance, 11444 W. Olympic Blvd., West Los Angeles, California 90064, which is the owner of 1,925 shares of Hallmark Preferred Stock, representing 6.0% of the voting power of Hallmark Preferred Stock. Each of the above holders of Hallmark Preferred Stock holds less than one half of one percent of the combined voting power of the Hallmark Class A Common Stock and the Hallmark Preferred Stock.

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                HALLMARK WHO WILL BECOME DIRECTORS OF COMMUNITY

GENERAL

    Community has agreed that, if the Merger is consummated, it will cause James
T. McAfee, Jr., the Chairman of the Board and Chief Executive Officer of Hallmark, and Kay W. Slayden, a Hallmark Director, to be elected to the Board of Directors of Community. The following table sets forth certain information regarding the directors and executive officers of Hallmark who will become directors of Community:

                              AGE                   CURRENT POSITION WITH HALLMARK
                              ---      --------------------------------------------------------
James T. McAfee, Jr.              55   Chairman of the Board and Chief Executive Officer
Kay W. Slayden                    59   Director

    James T. McAfee, Jr. was elected a Director of Hallmark in September 1987, has been Chief Executive Officer of Hallmark since September 1987, and has been Chairman of the Board since October 1987. Mr. McAfee's current term as a Director of Hallmark expires in 1995. From 1980 to September 1987, Mr. McAfee served as Executive Vice President, Hospital Operations, and as a Director of Charter Medical Corporation. Prior to 1980, Mr. McAfee served as Senior Vice President of Hospital Affiliates International.

    Kay W. Slayden was elected a Director of Hallmark in March 1989. Mr. Slayden's current term as a Director of Hallmark expires in 1995. Mr. Slayden is the Vice Chairman of Jackson & Coker, a physician recruiting company in Atlanta, Georgia. From 1986 to 1990, Mr. Slayden was President and Chief Operating Officer of Norrell Healthcare and a member of the Board of Directors of Norrell Corporation. From 1982 to 1985, Mr. Slayden was President and Chief Executive Officer of PGA Tour Properties, Inc., and from 1978 to 1980, he was President, Chief Operating Officer and a member of the Board of Directors of Fuqua Industries. From 1980 to 1988, Mr. Slayden served as a member of the Board of Directors of Charter Medical Corporation.

EXECUTIVE COMPENSATION

    The following table sets forth information concerning the compensation paid to James T. McAfee, Jr., the Chief Executive Officer of Hallmark, Hallmark's only executive officer who will become a director of Community:

                           SUMMARY COMPENSATION TABLE

                                                                             LONG-TERM
                                                                           COMPENSATION
                                                     ANNUAL COMPENSATION   -------------    ALL OTHER
                                                     --------------------      LTIP       COMPENSATION
NAME AND PRINCIPAL POSITION                 YEAR     SALARY($)  BONUS($)   PAYOUTS($)(1)     ($)(2)
- ----------------------------------------  ---------  ---------  ---------  -------------  -------------
James T. McAfee, Jr.                           1992    405,000    227,813       445,085        --
 Chief Executive Officer and Chairman of       1993    450,000    392,175       153,830        13,102
 the Board                                     1994    500,000    468,752       --             13,406

- ------------------------
(1) Represents payments under Hallmark's 1990 Milestone Bonus Plan, pursuant to which Mr. McAfee was eligible for a cash bonus upon Hallmark's achievement of certain elements of its financial restructuring. The conditions to payment of such bonuses were satisfied in fiscal 1991, and the bonuses were paid in fiscal 1992 and 1993.

(2)  Represents term-life insurance premiums paid by Hallmark.

OPTION GRANTS DURING FISCAL 1994

    The following table shows all grants of stock options made to Mr. McAfee during the last fiscal year:

                              OPTION GRANTS TABLE

                                               INDIVIDUAL GRANTS
                                   ------------------------------------------           POTENTIAL REALIZABLE VALUE
                                    NUMBER OF                                             AT ASSUMED ANNUAL RATES
                                    SECURITIES                                          OF STOCK PRICE APPRECIATION
                                    UNDERLYING     % OF TOTAL                                 FOR OPTION TERM
                                     OPTIONS     OPTIONS GRANTED  EXERCISE OR  ---------------------------------------------
                                     GRANTED     TO EMPLOYEES IN  BASE PRICE         EXPIRATION
NAME                                   (#)         FISCAL YEAR     ($/SHARE)            DATE             5% ($)     10% ($)
- ---------------------------------  ------------  ---------------  -----------  -----------------------  ---------  ---------
James T. McAfee, Jr.                  22,606(1)         17.5%      $   13.00      November 23, 2003       478,795    762,274

- ------------------------
(1) The options granted above vest and are exercisable at the rate of 25% of the shares covered by the option on each of the first four anniversary dates of the grant of the option (November 23, 1993).

OPTION EXERCISES DURING, AND VALUE OF OPTIONS AT END OF, FISCAL 1994

    Mr. McAfee did not exercise any stock options during fiscal 1994. The following table sets forth certain information regarding the number and value of the unexercised stock options held by Mr. McAfee at June 30, 1994:

                                                                             VALUE OF UNEXERCISED
                                          NUMBER OF SHARES UNDERLYING        IN-THE-MONEY OPTIONS
                                              UNEXERCISED OPTIONS            AT JUNE 30, 1994(1)
                                                AT JUNE 30, 1994        ------------------------------
                                          ----------------------------    VALUE OF        VALUE OF
                                            NUMBER         NUMBER        EXERCISABLE   NON-EXERCISABLE
NAME                                      EXERCISABLE  NON-EXERCISABLE     OPTIONS         OPTIONS
- ----------------------------------------  -----------  ---------------  -------------  ---------------
James T. McAfee, Jr.                          84,296         22,606     $   1,542,617   $     135,636
- ------------------------
(1)  The value for the in-the-money options was calculated based on the positive spread between the  exercise price of  such options and  the last  reported sale  price of Hallmark  Class A Common  Stock on June  30, 1994, which was
     $19.

LONG-TERM INCENTIVE PLAN AWARDS DURING FISCAL 1994

    The following table shows all long-term incentive plan awards made to Mr. McAfee during the last fiscal year:

            LONG-TERM INCENTIVE PLANS -- AWARDS IN LAST FISCAL YEAR

                                                                                     ESTIMATED FUTURE
                                                                                      PAYOUTS UNDER
                                                                                        NON-STOCK
                                                      NUMBER OF      PERFORMANCE    PRICE-BASED PLANS
                                                       SHARES,        OR OTHER            (3)(4)
                                                      UNITS OR      PERIOD UNTIL   --------------------
                                                    OTHER RIGHTS     MATURATION    THRESHOLD   MAXIMUM
NAME                                                   (#)(1)       OR PAYOUT (2)     ($)        ($)
- -------------------------------------------------  ---------------  -------------  ---------  ---------
James T. McAfee, Jr.                                     --            3 Years       250,000    500,000

- ------------------------
(1) Participants are not awarded a number of units. Rather, awards are expressed as a percentage of base salary.

(2) The performance period until payout of the award began to run on the date that the long-term incentive plan award was granted. In fiscal year 1994, the named executive officer received his award on July 1, 1993 subject to stockholder approval, which was obtained on November 23, 1993.

(3) Awards under the LTIP are based upon two factors, including (i) the achievment of a target debt to total capitalization ratio and (ii) a target return on assets, both as approved by the Compensation Committee and as defined in the plan.

(4) In the discretion of the Compensation Committee, payment of vested awards shall be in shares of Hallmark's Class A Common Stock, cash or a combination of cash and shares of Class A Common Stock, provided that, if any portion of a payment is in cash, cash shall constitute not less than 35% of such payment.

EMPLOYMENT CONTRACT

    Hallmark entered into an Employment Agreement with Mr. James T. McAfee, Jr., in 1989, which was subsequently amended in 1994 and expires on September 30, 1996 (the "Employment Agreement"). Pursuant to the terms of the Employment Agreement, the employment of Mr. McAfee is terminable by either party upon six months' prior written notice, provided that such notice is given in the designated notice period. Unless notice is given, the terms of the Employment Agreement automatically extend at the end of their term for an additional term of one year. The Employment Agreement also provides that Hallmark may terminate the Employment Agreement for "just and substantial cause," as defined therein, but only after Hallmark provides Mr. McAfee with written notice specifying the cause of such action and grants Mr. McAfee the opportunity to appear before the Board of Directors.

    Under the terms of the Employment Agreement, Mr. McAfee is entitled to receive a base salary of not less than $500,000. The Employment Agreement also provides Mr. McAfee with health, accident and dental insurance for Mr. McAfee and his dependents; long-term disability insurance; term life insurance in an amount equal to four times his base annual salary up to $1,500,000 in coverage; an annual executive allowance fund of $20,000; and an annual automobile allowance of $20,000. The Employment Agreement also provides for the payment of reasonable initiation fees for business and/ or social organizations up to $35,000.

    Under the terms of the Employment Agreement, Hallmark will indemnify Mr. McAfee from all liability and costs incurred as a consequence of claims resulting from or growing out of his status as, or as a result of his having been, a Director and/or officer of Hallmark. The terms, provisions and conditions of the indemnity are the same as those provided for under the Hallmark Certificate and the Bylaws of Hallmark and cannot be changed without the consent of Mr. McAfee regardless of any future amendments to the Hallmark Certificate or Bylaws. Hallmark's agreement to indemnify Mr. McAfee will survive the termination of the employment contract, regardless of the cause of the termination. The Employment Agreement also provides for the reimbursement of reasonable legal fees and disbursements incurred by Mr. McAfee in connection with enforcement of the Employment Agreement, provided he prevails in such enforcement proceeding.

    In addition to the termination provisions outlined above, Hallmark may terminate the Employment Agreement with Mr. McAfee for any reason upon 90 days' written notice. Mr. McAfee also has the right to terminate the Employment Agreement upon 90 days' written notice if the Board of Directors fails to reappoint him as Chief Executive Officer or Chairman of the Board of Hallmark, or materially changes his duties and responsibilities under the Employment Agreement. In each case, Hallmark will provide a severance package to Mr. McAfee, consisting of monthly severance pay for a period of three years, each payment equal to the highest monthly rate of base salary paid to Mr. McAfee at any time under the Employment Agreement; all unpaid bonuses which have vested, together with that prorated portion of any bonus for the current fiscal year; restricted shares and stock options which have vested; and other benefits payable thereunder. In the event Mr. McAfee terminates the Employment Agreement during the designated notice period, he shall be entitled to receive all vested bonuses, stock options and restricted stock.

    Further, the Employment Agreement provides that upon a "Change of Control," as defined below, that occurs prior to September 30, 1996, Mr. McAfee has the right to terminate his employment under his employment agreement (i) by resignation on not less than ninety days' prior written notice given within six calendar months after the occurrence of such Change of Control or (ii) by resignation on not less than ninety days' prior written notice given within eighteen calendar months after such Change of Control, and within six months after the occurrence of any of the following: (a) failure to appoint

Mr. McAfee as Chairman of the Board, (b) the making of any material change by Hallmark in Mr. McAfee's function, duties or responsibilities with Hallmark which would cause Mr. McAfee's position to become of less dignity, responsibility, importance or scope or (c) any material breach of the Employment Agreement.

    For the purposes of the Employment Agreement, a "Change of Control" will be deemed to have occurred if (a) any "Person" (as defined in Sections 13(d) and 14(d)(2) of the Exchange Act), either alone or in conjunction with its "affiliates" (as defined in Rule 405 of the General Rules and Regulations under the Securities Act), or other group of persons, corporations, partnerships or other entities who are not affiliates but who are acting in concert with any person, acquire ownership, whether of record or beneficially, of that number of shares of outstanding stock of Hallmark which would allow such person or entity and/or its affiliates, or others acting in concert, to elect a majority of the Board of Directors of Hallmark.

    A Change of Control does not include any acquisition of control (i) by any of Hallmark's then five most senior officers (as of the date the Employment Agreement was entered into) whether acting alone or in concert with each other, or (ii) pursuant to which such executive officer or former executive officer accepts equity securities of Hallmark or any entity with or into which Hallmark is merged or consolidated, or which controls or is controlled by Hallmark or any such entity except for equity securities received by such person (a) in his capacity as a stockholder and (b) pursuant to stock options and other benefits not materially in excess of those typically available to officers of other publicly held for-profit healthcare companies not subject to a Change of Control.

    Upon the occurrence of a Change of Control and an election by Mr. McAfee to terminate his employment, Hallmark shall pay Mr. McAfee or his designee severance pay equal to the highest monthly rate of base salary paid to Mr. McAfee at any time under the Employment Agreement, but not more than $34,166.66 per month for a period of four years or, at the election of Mr. McAfee, Hallmark shall fund a trust by cash or annuity in form and substance satisfactory to Mr. McAfee in an amount sufficient to permit the trust to make the monthly payments over the prescribed period or any unpaid portion thereof or Hallmark shall make a lump sum cash payment equal to the sum of the monthly installments without discount to present value, provided, however, such lump sum payment shall not exceed $1,640,000. Mr. McAfee shall also be entitled to (i) vesting of options to acquire 22,606 shares of Hallmark Class A Common Stock at an exercise price of $13.00 per share pursuant to the 1993 Stock Option Plan, (ii) a pro rated bonus of $93,750 under Hallmark's annual bonus plan for the period from July 1, 1994 through September 30, 1994, (iii) a pro rated bonus of $125,000 under Hallmark's 1993 Long-Term Incentive Plan for the period from July 1, 1994 through September 30, 1994, (iv) such bonus which is due under Hallmark's 1993 Long-Term Incentive Plan for the year ended June 30, 1994 based on the audited financial statements of Hallmark without regard to non-recurring costs associated with the proposed merger of Hallmark with a subsidiary of Community, and (v) a payment of $233,570 in lieu of continuance in any benefit plans of Hallmark. Payments of base salary shall be offset by any payments made pursuant to any other Hallmark paid disability or salary continuance program. All such payments and amounts to which Mr. McAfee is entitled are subject to the limitation set forth in Section 280G of the Code, and will be reduced (but not below zero) until no portion of such payments would be subject to the excise tax imposed by Section 4999 of the Code.

    Under the terms of the Change of Control Provisions of the Employment Agreement, approximately $2,593,000 will be payable to Mr. McAfee, including the value of Mr. McAfee's salary, bonus and employment benefits.

DIRECTORS' FEES AND COMPENSATION

    Each Director who is not an employee of Hallmark, which includes Mr. Slayden, is paid for his services on the Board of Directors: (i) a retainer at the rate of $18,000 per annum; (ii) an additional $1,200 for each Board meeting attended; and (iii) $1,200 per committee meeting attended if not connected with a concurrent Board meeting or $1,000 per committee meeting attended if connected with a concurrent Board Meeting. Hallmark also reimburses all of the Directors' company-related and company-approved travel and entertainment expenses, including their expenses in attending meetings of the Board or its Committees. Under the Directors' Stock Option Plan established in 1991, as amended in 1993, each non-employee Director was granted an option in fiscal 1992 to purchase 10,000 shares of Hallmark Class A Common Stock and an option in fiscal 1994 to purchase an additional 6,250 shares of Hallmark Class A Common Stock.

    In addition to the above compensation, non-employee members of the Board of Directors of Hallmark are entitled to receive stipends under the Hallmark Healthcare Corporation Emeritus Director Stipend Plan (the "Emeritus Director Plan") upon retirement from the Board if such persons have served as directors at least 60 months or, in any event, on termination of service as a member of the Board of Directors within one year after a "Change of Control" of Hallmark (such term, as defined in the Emeritus Director Plan, includes the Merger). The monthly stipends payable under the Emeritus Director Plan are equal to the highest monthly base director's fee paid by Hallmark to non-employee directors during such former director's period of service as a non-employee director. Such directors are entitled to one monthly payment under the Emeritus Director Plan for each complete month of service as a member of the Board of Directors of Hallmark. As a result of the Emeritus Director Plan, four directors of Hallmark (including Mr. Slayden) will be entitled to receive monthly payments of $1,500 per director for varying periods. Aggregate payments to the four directors total $303,000.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Since November 23, 1993, Hallmark's executive compensation program has been administered by the Compensation Committee of the Board of Directors. Such committee consists of Messrs. Slayden, James E. Martin and J. Randolph Seckman. Prior to November 23, 1993, the program was administered by the Audit and Compensation Committee, consisting of Messrs. Slayden, Martin, Seckman and Rolland A. Maxwell. See "-- Certain Transactions."

CERTAIN TRANSACTIONS

    In fiscal 1994, Hallmark paid Jackson & Coker, of which Mr. Slayden is Vice Chairman of the Board of Directors, fees and reimbursed expenses totalling approximately $227,000 for services rendered in the recruitment of physicians, including approximately $89,000 for the recruitment of six physicians to four of Hallmark's hospitals, approximately $1,000 for the services of locum tenens physicians, which included compensation to the physicians and brokerage fees, and approximately $137,000 for services in connection with physician searches for which no recruitment has yet occurred. Hallmark believes that Jackson & Coker is one of the nation's leading physician search firms. The amounts paid to Jackson & Coker during fiscal 1994 by Hallmark, which were computed at Jackson & Coker's customary rates, were comparable to the rates Hallmark paid to other physician search firms for similar services during fiscal 1994.

                                    EXPERTS

    The audited financial statements and schedules of Community, incorporated by reference in this Joint Proxy Statement/Prospectus, have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said reports.

    The audited financial statements of Hallmark included in this Joint Proxy Statement/Prospectus have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                                 LEGAL OPINIONS

    The legality of the shares of Community Common Stock to be issued pursuant to the terms of the Merger Agreement and certain federal tax consequences of the Merger will be passed upon for

Community by McGlinchey Stafford Lang, A Law Corporation, Dallas, Texas. Certain federal tax consequences of the Merger and certain other legal matters in connection with the Merger will be passed upon for Hallmark by King & Spalding, Atlanta, Georgia.

                 DATES FOR SUBMISSION OF STOCKHOLDER PROPOSALS

    As described in Community's proxy statement relating to its 1994 Annual Meeting of Stockholders, any proposals that stockholders of Community intend to have presented at the 1995 Annual Meeting of Stockholders must be received by Community at its principal executive offices no later than December 2, 1994 to be considered for inclusion in the proxy statement relating to the 1995 Annual Meeting of Stockholders.

    As described in Hallmark's proxy statement relating to its 1993 Annual Meeting of Stockholders, in order for proposals of stockholders to be considered for inclusion in the proxy statement for the 1994 Annual Meeting of Stockholders of Hallmark (if the Merger is not consummated), such proposals must have been received by the Secretary of Hallmark by July 2, 1994. No such proposals were received by Hallmark's Secretary by such date.

                        HALLMARK HEALTHCARE CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                            -----------
Report of independent public accountants..................................................................         F-2
Consolidated balance sheets at June 30, 1993 and 1994.....................................................         F-3
Consolidated statements of income for the years ended June 30, 1992, 1993 and 1994........................         F-4
Consolidated statements of redeemable preferred stock and common stockholders' equity for the years ended
 June 30, 1992, 1993 and 1994.............................................................................         F-5
Consolidated statements of cash flows for the years ended June 30, 1992, 1993 and 1994....................         F-6
Notes to consolidated financial statements................................................................         F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and the Stockholders of Hallmark Healthcare Corporation:

    We have audited the accompanying consolidated balance sheets of Hallmark Healthcare Corporation (a Delaware corporation) and subsidiaries as of June 30, 1993 and 1994, and the related consolidated statements of income, redeemable preferred stock and common stockholders' equity and cash flows for each of the three years in the period ended June 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hallmark Healthcare Corporation and subsidiaries as of June 30, 1993 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1994, in conformity with generally accepted accounting principles.

    As discussed in Note 9, effective July 1, 1993, the Company changed its method of accounting for income taxes.

ARTHUR ANDERSEN & CO.

Atlanta, Georgia
August 12, 1994

                        HALLMARK HEALTHCARE CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                     ASSETS

                                                                                                   JUNE 30,
                                                                                            ----------------------
                                                                                               1993        1994
                                                                                            ----------  ----------
Current assets:
  Cash and cash equivalents...............................................................  $    4,899  $   19,757
  Patient accounts receivable, less allowance for doubtful accounts of $4,135 and $4,083
   at June 30, 1993 and 1994, respectively................................................      19,767      20,396
  Other accounts receivable (net).........................................................       2,212       3,502
  Inventories.............................................................................       4,103       4,212
  Other current assets....................................................................       2,301       2,373
  Deferred tax asset......................................................................          --       4,757
                                                                                            ----------  ----------
      Total current assets................................................................      33,282      54,997
Property and equipment:
  Land and improvements...................................................................       7,277       7,555
  Buildings and improvements..............................................................      98,887     101,798
  Equipment...............................................................................      53,296      56,202
  Construction in progress................................................................       2,227         687
                                                                                            ----------  ----------
                                                                                               161,687     166,242
  Less: accumulated depreciation and amortization.........................................     (53,452)    (62,222)
                                                                                            ----------  ----------
    Net property and equipment............................................................     108,235     104,020
Funds held by trustees....................................................................      13,308       8,172
Other assets..............................................................................       5,052       5,831
                                                                                            ----------  ----------
      Total assets........................................................................  $  159,877  $  173,020
                                                                                            ----------  ----------
                                                                                            ----------  ----------
                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable........................................................................  $   11,819  $    9,634
  Current portion of long-term debt and capital lease obligations.........................       5,306         247
  Accrued payroll, vacation and related taxes.............................................       4,056       3,651
  Other accrued liabilities...............................................................      10,718      11,924
                                                                                            ----------  ----------
      Total current liabilities...........................................................      31,899      25,456
Long-term debt and capital lease obligations..............................................      75,181      87,574
Long-term portion of accrued general and professional liability risks.....................      10,795      10,549
Other long-term liabilities...............................................................       6,853       6,899
Deferred income taxes.....................................................................       2,060       9,653
Deferred debt restructuring credits.......................................................      27,041      --
                                                                                            ----------  ----------
      Total liabilities...................................................................     153,829     140,131
                                                                                            ----------  ----------
Commitments and contingencies
Redeemable preferred stock................................................................       1,095       1,303
                                                                                            ----------  ----------
Common stockholders' equity:
  Common stock:
    Class A, $.05 par value, authorized 25,000,000 shares;
     issued and outstanding 2,585,457 and 2,982,482 shares at
     June 30, 1993 and 1994, respectively.................................................         129         149
    Class B, $.05 par value, authorized 2,500,000 shares;
     issued and outstanding 390,298 and 64,102 shares at June 30, 1993
     and 1994, respectively...............................................................          19           3
  Additional paid-in capital..............................................................      52,331      54,469
  Accumulated deficit.....................................................................     (47,526)    (23,035)
                                                                                            ----------  ----------
      Total common stockholders' equity...................................................       4,953      31,586
                                                                                            ----------  ----------
      Total liabilities and stockholders' equity..........................................  $  159,877  $  173,020
                                                                                            ----------  ----------
                                                                                            ----------  ----------

                            See accompanying notes.

                        HALLMARK HEALTHCARE CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                   YEAR ENDED JUNE 30,
                                                                       -------------------------------------------
                                                                           1992           1993           1994
                                                                       -------------  -------------  -------------
Net patient service revenues.........................................  $     164,605  $     172,521  $     182,788
Other revenues.......................................................          5,400          6,716          8,756
                                                                       -------------  -------------  -------------
      Total revenues.................................................        170,005        179,237        191,544
                                                                       -------------  -------------  -------------
Expenses:
  Salaries and benefits..............................................         72,957         75,641         83,467
  Supplies...........................................................         22,832         22,970         24,022
  Provision for bad debts............................................         11,775         10,796         12,713
  Other operating expenses...........................................         42,548         49,931         47,684
  Interest...........................................................          5,334          3,871          7,502
  Depreciation and amortization......................................          9,426          9,027          9,428
  Credit from restructuring transactions.............................         (2,133)      --             --
                                                                       -------------  -------------  -------------
      Total expenses.................................................        162,739        172,236        184,816
  Income from operations.............................................          7,266          7,001          6,728
  Gain on sale of healthcare facility................................       --                  752       --
                                                                       -------------  -------------  -------------
  Income before income taxes, extraordinary items and cumulative
   effect of accounting change.......................................          7,266          7,753          6,728
Provision for income taxes...........................................          3,261          3,303          2,826
      Income before extraordinary items and cumulative effect of
       accounting change.............................................          4,005          4,450          3,902
Extraordinary items:
  Gain on restructure of debt, net of income tax effect of $42,
   $1,344 and $2,170 at June 30, 1992, 1993 and 1994, respectively...             82          2,017         19,784
  Credit resulting from utilization of net operating loss
   carryforwards.....................................................          2,682          3,914       --
                                                                       -------------  -------------  -------------
  Income before cumulative effect of accounting change...............  $       6,769  $      10,381  $      23,686
  Cumulative effect of accounting change.............................       --             --                  805
                                                                       -------------  -------------  -------------
Net income...........................................................  $       6,769  $      10,381  $      24,491
Accretion of preferred stock redemption requirement..................            244            329            413
                                                                       -------------  -------------  -------------
Net income applicable to common stock................................  $       6,525  $      10,052  $      24,078
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------
Weighted average common and common equivalent shares outstanding.....      3,358,491      3,449,752      3,681,410
                                                                       -------------  -------------  -------------
Net income per common and common equivalent share:
  Income before extraordinary items and cumulative effect of
   accounting change.................................................  $        1.19  $        1.29  $        1.06
  Extraordinary items:
    Gain on restructure of debt, net of income tax effect............            .03            .59           5.37
    Credit resulting from utilization of net operating loss
     carryforwards...................................................            .80           1.13             --
    Cumulative effect of accounting change...........................             --             --           0.22
                                                                       -------------  -------------  -------------
Net income per common and common equivalent share....................  $        2.02  $        3.01  $        6.65
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------

                            See accompanying notes.

                        HALLMARK HEALTHCARE CORPORATION

             CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK
                        AND COMMON STOCKHOLDERS' EQUITY

                             (DOLLARS IN THOUSANDS)

                                                                                 COMMON STOCKHOLDERS' EQUITY
                                                              ------------------------------------------------------------------
                                              REDEEMABLE           CLASS A              CLASS B
                                           PREFERRED STOCK      COMMON STOCK         COMMON STOCK
                                          ------------------  -----------------   -------------------   ADDITIONAL
                                          NUMBER OF           NUMBER OF           NUMBER OF              PAID-IN     ACCUMULATED
                                           SHARES     AMOUNT   SHARES    AMOUNT    SHARES      AMOUNT    CAPITAL       DEFICIT
                                          ---------   ------  ---------  ------   ---------    ------   ----------   -----------
Balance June 30, 1991...................    45,720    $  672  2,478,072   $124     390,298      $19      $52,694      $(64,676)
Issuance of common stock under employee
 stock option plans.....................     --         --       20,150      1       --         --            18        --
Issuance of common stock in exchange for
 preferred stock........................    (3,739)      (95)    18,697      1       --         --            94        --
Accretion of preferred stock redemption
 requirement............................     --          244     --       --         --         --          (244)       --
Net income..............................     --         --       --       --         --         --         --            6,769
                                          ---------   ------  ---------  ------   ---------    ------   ----------   -----------
Balance June 30, 1992...................    41,981       821  2,516,919    126     390,298       19       52,562       (57,907)
Issuance of common stock under employee
 stock option plans.....................     --         --       56,479      2       --         --            44        --
Issuance of common stock in exchange for
 preferred stock........................    (2,412)      (55)    12,059      1       --         --            54        --
Accretion of preferred stock redemption
 requirement............................     --          329     --       --         --         --          (329)       --
Net income..............................     --         --       --       --         --         --         --           10,381
                                          ---------   ------  ---------  ------   ---------    ------   ----------   -----------
Balance June 30, 1993...................    39,569     1,095  2,585,457    129     390,298       19       52,331       (47,526)
Issuance of common stock under employee
 stock option plans.....................     --         --       38,950      2       --         --           114        --
Issuance of common stock in exchange for
 preferred stock........................    (6,382)     (204)    31,910      2       --         --           202        --
Issuance of Class A common stock in
 exchange for Class B common stock......     --         --      326,191     16    (326,191)     (16)       --           --
Accretion of preferred stock redemption
 requirement............................     --          413     --       --         --         --          (413)       --
Accrual for the issuance of Class A
 common stock under a long-term
 incentive plan.........................     --         --       --       --         --         --         1,341        --
Fractional shares retired pursuant to
 reverse stock split....................      (302)       (1)       (26)  --            (5)     --         --           --
Income tax effect of employee stock
 options and long-term incentive plan...     --         --       --       --         --         --           894        --
Net income..............................     --         --       --       --         --         --         --           24,491
                                          ---------   ------  ---------  ------   ---------    ------   ----------   -----------
Balance June 30, 1994...................    32,885    $1,303  2,982,482   $149      64,102      $ 3      $54,469      $(23,035)
                                          ---------   ------  ---------  ------   ---------    ------   ----------   -----------
                                          ---------   ------  ---------  ------   ---------    ------   ----------   -----------

                            See accompanying notes.

                        HALLMARK HEALTHCARE CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                      YEAR ENDED JUNE 30,
                                                                               ---------------------------------
                                                                                 1992        1993        1994
                                                                               ---------  ----------  ----------
Cash flows from operating activities:
  Net income.................................................................  $   6,769  $   10,381  $   24,491
                                                                               ---------  ----------  ----------
  Adjustments to reconcile net income to net cash provided by operating activities:
    Extraordinary items:
      Gain on restructure of debt............................................        (82)     (2,017)    (19,784)
      Credit resulting from utilization of net operating loss
       carryforwards.........................................................     (2,682)     (3,914)     --
    Cumulative effect of accounting change...................................     --          --            (805)
    Depreciation and amortization............................................      9,426       9,027       9,428
    Provision for deferred taxes.............................................        480         345       2,238
    Gain on sale of healthcare facility......................................     --            (752)     --
    Amortization of deferred debt restructuring credits......................     (6,164)     (6,034)     (2,072)
    Change in allowance for doubtful accounts................................       (388)       (188)        (52)
    Credit from restructuring transactions...................................     (2,133)     --          --
Change in assets and liabilities, net of effects of healthcare facilities sold:
    Patient accounts receivable..............................................      4,272      (1,797)     (1,177)
    Other accounts receivable................................................       (527)        189         233
    Other assets.............................................................      1,351          15         593
    Accounts payable.........................................................        153       1,987      (2,185)
    Accrued interest.........................................................        938      (2,335)        651
    Other liabilities........................................................      3,993       4,492       2,305
                                                                               ---------  ----------  ----------
          Total adjustments..................................................      8,637        (982)    (10,627)
                                                                               ---------  ----------  ----------
    Net cash provided by operating activities................................     15,406       9,399      13,864
Cash flows from investing activities:
    Proceeds from sales of healthcare facilities.............................     --           9,336      --
    Purchases of property and equipment, net.................................     (7,230)     (6,375)     (4,586)
                                                                               ---------  ----------  ----------
    Net cash (used in) provided by investing activities......................     (7,230)      2,961      (4,586)
                                                                               ---------  ----------  ----------
Cash flows from financing activities:
    Proceeds from issuance of long-term debt.................................     --          --          80,000
    Costs of issuance of long-term debt......................................     --          --          (2,400)
    Principal payments on long-term debt and capital lease obligations.......     (8,278)    (15,210)    (75,980)
    Release of funds held by trustees........................................     --          --           3,960
                                                                               ---------  ----------  ----------
    Net cash (used in) provided by financing activities......................     (8,278)    (15,210)      5,580
                                                                               ---------  ----------  ----------
(Decrease) Increase in cash and cash equivalents.............................       (102)     (2,850)     14,858
Cash and cash equivalents at beginning of year...............................      7,851       7,749       4,899
                                                                               ---------  ----------  ----------
Cash and cash equivalents at end of year.....................................  $   7,749  $    4,899  $   19,757
                                                                               ---------  ----------  ----------
                                                                               ---------  ----------  ----------

                            See accompanying notes.

                        HALLMARK HEALTHCARE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    FOR THE THREE YEARS ENDED JUNE 30, 1994

NOTE 1. -- SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES
    Hallmark Healthcare Corporation (the "Company") is a Delaware corporation which began doing business under its present name during the first quarter of fiscal 1992. The Company is engaged primarily in the ownership and management, through subsidiaries, of hospitals and other healthcare related enterprises.

BASIS OF PRESENTATION

    The consolidated financial  statements include the  accounts of the  Company
and   its   wholly-owned  and   majority-owned  subsidiaries.   All  significant
intercompany accounts and transactions have been eliminated in consolidation.

    For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

INVENTORIES

    Inventories consist primarily of medical supplies and pharmaceuticals and are stated at the lower of cost (first-in, first-out) or market.

PROPERTY AND EQUIPMENT

    Property and equipment are recorded at historical cost. Expenditures which increase capacity or extend the useful life of an asset are capitalized and depreciated over the remaining estimated useful life of such asset. Maintenance, repairs, and minor replacements are expensed as incurred. Depreciation and amortization are computed at rates estimated by management to amortize the cost of the various assets over the periods of expected use or, in the case of capital leases, over the lives of such leases, if shorter. Depreciation and amortization have been provided on the straight-line method using useful lives ranging from 20 to 45 years for buildings and improvements and 3 to 20 years for equipment.

GOODWILL

    At June 30, 1993 and 1994, the net unamortized balance of consolidated goodwill was $1,262,000 and $865,000, respectively, and is included in the accompanying consolidated balance sheets under the caption "Other assets". These costs are amortized on a straight-line basis over periods ranging from 5 to 40 years.

FINANCIAL INSTRUMENTS

    The Company's financial instruments consist primarily of cash and cash equivalents, patient accounts receivable, other accounts receivable, funds held by trustees, accounts payable, long-term debt and capital lease obligations and redeemable preferred stock. The carrying amounts of cash and cash equivalents, patient accounts receivable, other accounts receivable, and accounts payable approximate their fair value because of the short maturities of those instruments. The carrying amount of funds held by trustees, which consist primarily of short term governmental securities and investment grade commercial paper, approximates the fair value of such funds because of the short maturities of the securities. The carrying amount of the Company's 10 5/8% Senior Subordinated Notes due 2003 (the "Notes") is $80,000,000. The market value of such Notes is approximately $77,100,000 based on the last reported sales price of the Notes on June 30, 1994. The carrying amounts of capital lease obligations approximate their fair value because in management's opinion the carrying amounts of these instruments reflect terms substantially equivalent to prevailing market terms. The carrying

                        HALLMARK HEALTHCARE CORPORATION

                    FOR THE THREE YEARS ENDED JUNE 30, 1994

NOTE 1. -- SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED) value of the Company's redeemable preferred stock is $1,303,000 at June 30, 1994. The market value of such instruments is $3,124,000 based on quoted market prices of the Company's common stock into which the preferred stock is convertible at the holder's option.

GENERAL AND PROFESSIONAL LIABILITY

    The Company is self-insured against a portion of its general and professional liability risks. The reserves for losses within its self-insured retention limits, including loss adjustment expenses, are based on actuarial estimates using the Company's historical claims experience adjusted for current industry trends. The reserve for unpaid claims is adjusted, as such claims mature, to reflect revised actuarial estimates based on actual experience. Of such reserves, $1,300,000 and $1,350,000 at June 30, 1993 and 1994,
respectively, are included in the accompanying consolidated balance sheets in "Other accrued liabilities" and represent the estimated amount of claims and loss adjustment expenses to be paid within the following twelve months. The balance of such reserves is classified as "Long-term portion of accrued general and professional liability risks." For the fiscal years ended June 30, 1992, 1993 and 1994, the Company recorded as an expense for self-insurance reserves $896,000, $1,401,000 and $1,197,000, respectively. The Company does not discount its reserves for losses and related expenses to their present value.

OTHER ACCRUED LIABILITIES

    Other  accrued  liabilities  includes  amounts  related  to  the   Company's
self-insured employee group medical coverage of $1,583,000 and $1,472,000 at June 30, 1993 and 1994, respectively.

NET PATIENT SERVICE REVENUES

    The Company's hospitals serve a significant number of patients under government and privately sponsored insurance programs for which payment is made
(i) based on cost as defined under the program, (ii) at a predetermined rate based upon the diagnosis, plus, in certain cases, capital costs and other adjustments or (iii) at negotiated rates based on a discount from the Company's usual charges.

    Net patient service revenues are presented based on established billing rates less allowances and discounts for patients covered by Medicare, Medicaid and other contractual programs. Payments received under these programs are generally less than the established billing rates of the Company's hospitals, and the differences are recorded as contractual allowances or discounts. Such allowances have been deducted from accounts receivable pending final audit and settlement. Provision for contractual allowances and discounts for the fiscal years ended June 30, 1992, 1993 and 1994 were $86,935,000, $94,212,000 and
$104,360,000, respectively. In management's opinion, the allowances provided are adequate to cover any liabilities that may result from final settlements.

    It is the Company's policy to collect compensation for all services performed; however, in the ordinary course of business, the Company renders certain services in its facilities to patients who are financially unable to pay for hospital care, without the expectation of payment and for which the Company does not pursue collection (charity care). The amount of such charity care is not material to the Company's consolidated results of operations.

OTHER REVENUES

    Other revenues include income from non-patient hospital activities such as cafeteria sales, interest income, rental income and other related services as well as revenues from one of the Company's majority-owned subsidiaries that operates pain centers in hospitals owned by others.

                        HALLMARK HEALTHCARE CORPORATION

                    FOR THE THREE YEARS ENDED JUNE 30, 1994

NOTE 1. -- SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)
INCOME TAXES

    Income taxes are provided by applying the applicable statutory federal and state tax rates to book income before income taxes, adjusted for permanent differences between book and tax income. Deferred income taxes are provided at the enacted marginal rates on the difference between the financial statement and income tax bases of assets and liabilities. Deferred income tax provisions or benefits are based on the change in the deferred tax assets and liabilities from period to period.

NOTE 2. -- PROPOSED MERGER
    On June 10, 1994, the Company entered into a definitive merger agreement with Community Health Systems, Inc. ("Community") under which Community will acquire all of the outstanding shares of the Company's Class A common stock, Class B common stock, and Redeemable preferred stock. The agreement calls for Community to exchange 0.97 shares of its common stock for each share of the Company's Class A and Class B common stock and 5.4 shares of its common stock for each share of the Company's Redeemable preferred stock. The merger is subject to conditions including, but not limited to, the approval of both companies' stockholders and all appropriate regulatory approvals. The Company anticipates that the merger, subject to the satisfaction of those and other conditions, will be consummated in the Company's fiscal year 1995.

NOTE 3. -- CHANGE IN OPERATIONS
    During 1993, the Company divested substantially all of the assets of two subsidiaries that operated a 63 bed hospital in McMinnville, Tennessee and a 36 bed hospital in Cumming, Georgia for approximately $9,400,000 in cash. The Company recognized a gain of $752,000 from the sale of the McMinnville hospital in the quarter ended September 30, 1992. No gain or loss was recognized on the sale of the Cumming hospital. Of the net proceeds of approximately $8,500,000, approximately $7,000,000 was applied as prepayments on amounts outstanding under the former Bank Credit Agreement. The Company utilized the remaining $1,500,000 of the proceeds to acquire a portion of the Company's 14 1/2% Subordinated Debentures (the "14 1/2% Debentures"). The accompanying consolidated statements of income include no revenues and expenses for the McMinnville facility for 1993 and include revenues and expenses for the Cumming facility through November 30, 1992. For the year ended June 30, 1992, the facilities had total revenues of $12,646,000 and total expenses of $14,616,000 (excluding interest). For the year ended June 30, 1993, the facilities had total revenues of $974,000 and total expenses of $1,313,000.

                        HALLMARK HEALTHCARE CORPORATION

                    FOR THE THREE YEARS ENDED JUNE 30, 1994

NOTE 4. -- LONG-TERM DEBT
    Long-term debt consists of the following (in thousands):

                                                                                      JUNE 30, 1993  JUNE 30, 1994
                                                                                      -------------  -------------
Senior Subordinated Notes due November 15, 2003, interest at 10 5/8% per annum payable semi-annually beginning May 15, 1994, redeemable at the Company's option at a redemption price of 105.3125% of principal on or after November 15, 1998,
 declining to 102.6563% on November 15, 1999 and 100% on November 15, 2000..........   $   --         $    80,000
Amended and Restated Bank Credit Agreement dated as of January 1, 1989, as amended,
 ("Bank Credit Agreement")..........................................................        64,244        --
Senior Subordinated Debentures due 1999, interest at 7%.............................         6,238        --
Senior Subordinated Notes due 1999, interest at 7%..................................         1,098        --
Senior Subordinated Notes due 1993 through 1995, interest at 8% or 9%...............           959        --
Notes collateralized by property and equipment and other indebtedness at various interest rates ranging from 8% to 9% per annum, payable in various amounts through
 1999...............................................................................           547            454
                                                                                      -------------  -------------
                                                                                            73,086         80,454
Less current portion................................................................        (5,206)           (97)
                                                                                      -------------  -------------
Long-term debt......................................................................   $    67,880    $    80,357
                                                                                      -------------  -------------
                                                                                      -------------  -------------

    On November 15, 1993, the Company completed a public offering of $80,000,000 principal amount of 10 5/8% Senior Subordinated Notes due 2003. The Notes are senior subordinated obligations of the Company, and, as such, are subordinated to all existing and future senior indebtedness of the Company. The net proceeds from the offering were approximately $77,600,000, of which approximately $62,100,000 was used to repay in full the indebtedness outstanding under the Bank Credit Agreement and approximately $10,700,000 was used to redeem all of the Company's outstanding subordinated indebtedness. The remaining proceeds of approximately $4,800,000 will be used for general corporate purposes.

    The indenture contains certain covenants which limit or restrict, among other items, (i) additional indebtedness, including subordinated debt; (ii) liens; (iii) issuance of preferred stock by the Company's subsidiaries; (iv) transactions with affiliates; (v) restricted payments, including, but not limited to, cash dividends on the Company's equity securities; (vi) investments and loans; (vii) application of the proceeds of certain asset sales; and (viii) mergers, consolidations and the transfer of substantially all of the assets of the Company to another person, all as defined in the indenture. The Company was in compliance with these covenants at June 30, 1994. The indenture also contains a provision that in the event of a change of control, as defined, the Company shall make an offer to repurchase the Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest through the repurchase date. The proposed merger with Community (Note 2), if consummated, would constitute a change of control under the indenture and could result in up to $800,000 in premium payments and the write-off of up to $2,600,000 in deferred loan costs.

    During the quarter ended December 31, 1993, the Company entered into a credit agreement with a financial institution (the "New Credit Agreement") pursuant to which the Company may borrow up

                        HALLMARK HEALTHCARE CORPORATION

                    FOR THE THREE YEARS ENDED JUNE 30, 1994

NOTE 4. -- LONG-TERM DEBT (CONTINUED)
to $25,000,000. The New Credit Agreement consists of (i) a working capital facility in the principal amount of up to $15,000,000 and (ii) an acquisition facility in the principal amount of up to $10,000,000 (collectively, the "Facilities"). Borrowings under the working capital facility are secured by an assignment by the Company of its patient accounts receivable to the lender. The Company may not borrow pursuant to the acquisition facility until it is activated by mutual agreement of the Company and the lender, which must be no later than December 31, 1994; the acquisition facility had not been activated as of June 30, 1994. Borrowing capacity under the working capital facility is based on a percentage of the Company's eligible patient accounts receivable, as defined. Certain conditions must be satisfied prior to the Company borrowing under the Facilities, some of which have not yet been satisfied. There was no borrowing availability at June 30, 1994.

    Interest on the Facilities is payable monthly at a variable rate selected by the Company, which will be either a published rate for thirty day dealer-placed commercial paper, plus 3% or reserve-adjusted one, two or three month LIBOR, plus 3%. The working capital facility terminates on December 31, 1998, at which time the entire unpaid balance under the facility is due. Principal on the acquisition facility is due in twelve monthly installments commencing on December 31, 1997. The Facilities bear an unused line fee of 1/2 of 1% of the average daily unused availability under the Facilities. No unused line fee is charged for the acquisition facility until such line is activated.

    Under the terms of the New Credit Agreement, the Company is required to meet certain financial covenants, including, among others, a fixed charge coverage ratio, a minimum interest coverage ratio, a minimum net worth level, an accounts receivable turnover ratio and a minimum EBITDA level, as defined. In addition, the New Credit Agreement contains limitations and/or restrictions on acquisitions, investments, capital expenditures, dividends on the Company's equity securities and incurrence of additional indebtedness. The Company was in compliance with these covenants at June 30, 1994.

    At June 30, 1994, the Company had four outstanding letters of credit totalling $6,858,000 which were issued by a commercial bank and are used to satisfy certain security requirements of the Company's workers' compensation insurance carrier and a lease agreement related to one of the Company's hospitals. To date, there have been no drawings under these letters of credit.

    During Fiscal years 1990 through 1993, the Company, through a series of transactions, underwent a restructuring of certain of its outstanding indebtedness. The restructuring included modifications to its then outstanding bank debt and the issuance of several series of senior subordinated notes and debentures and payments of cash in exchange for certain of its 14 1/2% Debentures. Pursuant to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructuring", the Company did not recognize any gain from the modification of its bank debt or from certain transactions in the 14 1/2% Debentures. The unrecognized gain from such transactions was deferred and classified in the accompanying condensed consolidated balance sheets as "Deferred debt restructuring credits". Such credits were amortized as a reduction of interest expense during the period that the restructured debt remained outstanding. During the years ended June 30, 1992, 1993, and 1994, interest expense was reduced by $6,164,000, $6,034,000 and $2,072,000, respectively, as a result of amortization of the deferred credits. During the year ended June 30, 1994, the Company retired all remaining restructured debt and recognized an extraordinary gain of $19,784,000(net of income tax effect of $2,170,000) primarily from the write-off of the remaining balance of the deferred credits.

                        HALLMARK HEALTHCARE CORPORATION

                    FOR THE THREE YEARS ENDED JUNE 30, 1994

NOTE 4. -- LONG-TERM DEBT (CONTINUED)
    In the course of restructuring its 14 1/2% Debentures, the Company issued $9,895,000 principal amount of 7% Senior Subordinated Debentures due 1999, $1,718,000 principal amount of 9% Senior Subordinated Notes due 1993, $800,000 principal amount of 8% Senior Subordinated Notes due 1995, $1,193,000 principal amount of 7% Senior Subordinated Notes due 1999, and paid cash of $8,156,000 in exchange for $30,000,000 of its 14 1/2% Debentures including all accrued interest thereon. Pursuant to such restructuring transactions, the Company recognized an extraordinary gain of approximately $82,000 (net of income tax effect of $42,000) in 1992 and $2,017,000 (net of income tax effect of $1,344,000) in 1993.

    The following table sets forth the calculation of the extraordinary gain recognized in 1992, 1993 and 1994, respectively (in thousands):

                                                                              1992       1993       1994
                                                                            ---------  ---------  ---------
Principal and accrued interest retired....................................  $     129  $   7,600  $  70,416
Deferred credits retired..................................................         57      2,312     24,969
                                                                            ---------  ---------  ---------
    Total restructured amounts............................................        186      9,912     95,385
                                                                            ---------  ---------  ---------
Cash payments.............................................................         62      5,683     72,831
New debt issued...........................................................     --            800     --
Future interest on new debt issued........................................     --             68     --
                                                                            ---------  ---------  ---------
    Total consideration...................................................         62      6,551     72,831
                                                                            ---------  ---------  ---------
Other costs of restructuring..............................................     --         --            600
                                                                            ---------  ---------  ---------
Pre-tax gain on debt restructuring........................................  $     124  $   3,361  $  21,954
                                                                            ---------  ---------  ---------
                                                                            ---------  ---------  ---------

    The following table sets forth the changes in the balances of the Deferred Debt Restructuring Credits for the fiscal years ended June 30, 1992, 1993 and 1994 (in thousands):

                                                                         1992       1993       1994
                                                                      ----------  ---------  ---------
Beginning Balance...................................................  $   41,498  $  35,298  $  27,041
Additions resulting from debt restructuring transactions............      --             68     --
Additions pursuant to issuance of payment-in-kind
 notes..............................................................          21         21     --
Reductions resulting from extinguishment of debt....................         (57)    (2,312)   (24,969)
Amortization credited to interest expense...........................      (6,164)    (6,034)    (2,072)
                                                                      ----------  ---------  ---------
Ending Balance......................................................  $   35,298  $  27,041  $  --
                                                                      ----------  ---------  ---------
                                                                      ----------  ---------  ---------

    Scheduled long-term debt principal payments at June 30, 1994 are as follows (in thousands):

FISCAL YEAR
- -----------------------------------------------------------------------------------
1995...............................................................................  $      97
1996...............................................................................          0
1997...............................................................................          0
1998...............................................................................        179
1999...............................................................................        178
Thereafter.........................................................................     80,000
                                                                                     ---------
                                                                                     $  80,454
                                                                                     ---------
                                                                                     ---------

                        HALLMARK HEALTHCARE CORPORATION

                    FOR THE THREE YEARS ENDED JUNE 30, 1994

NOTE 5. -- LEASES
    The Company leases certain facilities and equipment under operating and capital lease agreements which expire on various dates and require the Company to pay all maintenance and insurance costs. Rent expense under operating leases was $4,887,000, $4,874,000 and $5,174,000 in fiscal years 1992, 1993, and 1994, respectively.

    Commitments for property and equipment subject to capital leases and noncancellable operating leases are as follows (in thousands):

                                                                             JUNE 30, 1994
                                                                         ----------------------
FISCAL YEAR                                                               OPERATING    CAPITAL
- -----------------------------------------------------------------------  -----------  ---------
1995...................................................................   $   1,126   $   1,220
1996...................................................................         693       1,140
1997...................................................................         330       1,130
1998...................................................................         231       1,130
1999...................................................................         103       1,130
Thereafter.............................................................          45      16,689
                                                                         -----------  ---------
    Total minimum future lease payments................................   $   2,528      22,439
                                                                         -----------
                                                                         -----------
    Less amount representing interest..................................                  15,072
                                                                                      ---------
Present value of obligations under capital leases (interest rates range
 from 9.2% to 15.9%)...................................................                   7,367
Less current portion...................................................                     150
                                                                                      ---------
Long-term capital lease obligations....................................               $   7,217
                                                                                      ---------
                                                                                      ---------

    Funds held by trustees include $4,035,000 as of June 30, 1993 of restricted cash held by a trustee as collateral for the Company's obligation under a capital lease for one hospital facility. During 1994, the Company replaced the collateral with a letter of credit issued by a commercial bank in the amount of $3,975,000.

    Assets capitalized under the above capital leases follow (in thousands):

                                                                                JUNE 30,
                                                                          --------------------
                                                                            1993       1994
                                                                          ---------  ---------
Buildings and improvements..............................................  $   7,815  $   7,815
Equipment...............................................................        799        921
                                                                          ---------  ---------
                                                                              8,614      8,736
Less accumulated amortization...........................................     (2,229)    (2,638)
                                                                          ---------  ---------
    Net assets capitalized under capital leases.........................  $   6,385  $   6,098
                                                                          ---------  ---------
                                                                          ---------  ---------

NOTE 6. -- 25% REDEEMABLE PREFERRED STOCK
    The Company is authorized to issue 2,500,000 shares of preferred stock (issuable in series) of which it had outstanding at June 30, 1993 and 1994, 39,569 and 32,885 shares, respectively, of $5 par value 25% Participating Cumulative Convertible Redeemable Preferred Stock (the "25% Preferred"). The 25% Preferred has a preference over common stockholders upon liquidation or dissolution of the Company of $125 per share, minus certain dividends if previously paid. Each 25% Preferred share is convertible, at any time, into five shares of Class A common stock, subject to adjustment under certain conditions, and is entitled to annual dividends equal to 25% of defined net income, if any, subject to a

                        HALLMARK HEALTHCARE CORPORATION

                    FOR THE THREE YEARS ENDED JUNE 30, 1994

NOTE 6. -- 25% REDEEMABLE PREFERRED STOCK (CONTINUED)
maximum annual payment of 10% of liquidation preference, when and if declared by the Board of Directors of the Company out of funds legally available for such dividends. Such dividends are cumulative and subject to certain maximums, limits and other conditions. As of June 30, 1994, the maximum dividend payable to preferred stockholders for fiscal 1994 was $411,000 (10% of liquidation preference). If such dividend is not declared by the Board of Directors of the Company, and it is probable it will not be, then the dividend is cumulative to the extent of 5% of liquidation value ($206,000). The Company's Board of Directors did not declare a dividend at December 31, 1993 (the dividend payment date for fiscal 1993) and therefore such 1993 dividends were cumulative to the extent of 5% of liquidation value ($206,000). In addition, 1990, 1991 and 1992 dividends are cumulative to the extent of 12% of liquidation value ($493,000). To date, dividends are cumulative to the extent of an amount equal to 17% of liquidation preference or $699,000. The holders of the 25% Preferred have voting rights on all matters other than election of Directors. The 25% Preferred is redeemable at any time prior to the required redemption at the Company's option. Based on the current number of shares outstanding, the terms of the 25% Preferred require redemption at a price of $125 per share, minus certain dividends if previously paid, on February 12, 1995 of $548,000, on February 12, 1999 of $2,192,000, and on February 12, 2000 of $1,370,000 (for the remaining shares). No accrual has been made for dividends on the 25% Preferred.

    The 25% Preferred was recorded at issuance at $9.35 per share and is being accreted to a redemption price of $125 per share through the redemption dates utilizing the interest method. The accretion is charged to retained earnings, if available, or additional paid-in capital.

    During fiscal 1994, 6,382 shares of the 25% Preferred were converted to 31,910 shares of the Company's Class A common stock.

NOTE 7. -- EARNINGS PER SHARE
    Earnings per share for the years ended June 30, 1992, 1993 and 1994, respectively, are based on the weighted average number of shares of common stock outstanding, adjusted to give effect to common stock equivalents consisting of shares issuable upon conversion of the 25% Preferred (209,905, 197,845, and 164,425 shares, respectively), shares of Class B common stock issued to the Company's Bank Debt Holders pursuant to the Bank Credit Agreement (390,298 shares for each of the two years ended June 30, 1992 and 1993 and 64,102 shares, for the year ended June 30, 1994) and contingently issuable shares pursuant to stock option plans and other contracts (250,951, 294,146, and 489,365 shares, respectively). The number of shares used in the computation was 3,358,491, 3,449,752, and 3,681,410 for 1992, 1993 and 1994, respectively. Net income available to common stockholders has been adjusted for the accretion of the preferred stock redemption requirement applicable to the 25% Preferred.

NOTE 8. -- STOCKHOLDERS' EQUITY AND EMPLOYEE STOCK PLANS
    In November 1992, the Company amended its Amended and Restated Certificate of Incorporation to effect a recapitalization through a one-for-five reverse stock split (the "Reverse Stock Split") pursuant to which on November 10, 1992 (the "Effective Date") every five shares of the Company's 25% Participating Cumulative Convertible Redeemable Preferred Stock, par value $1.00 per share, outstanding on the Effective Date became and are exchangeable for one new share of 25% Preferred and pursuant to which every five shares of the Company's Common Stock, par value $.01 per share, outstanding on the Effective Date became and are exchangeable for one new share of Common Stock

                        HALLMARK HEALTHCARE CORPORATION

                    FOR THE THREE YEARS ENDED JUNE 30, 1994

NOTE 8. -- STOCKHOLDERS' EQUITY AND EMPLOYEE STOCK PLANS (CONTINUED) with par value of $.05 per share. The accompanying financial statements, and management's discussion and analysis of results of operations and financial condition, including all share and per share amounts (including, without limitation, all amounts stated as of a specific historical date) and par values have been adjusted to reflect this transaction.

    In May 1991, the Class B common stock was issued to the holders of the Company's formerly outstanding bank debt in exchange for $18,620,000 principal amount of outstanding bank debt. The Class B stock is non-voting and generally is automatically converted into Class A common stock upon its sale or disposition.

    The terms  of the  Company's note  indenture and  the New  Credit  Agreement
contain   certain  covenants  which  significantly  limit  and/or  restrict  the
Company's ability to declare and pay dividends on its common stock.

    Under the Long-Term Stock Incentive Plan -- 1989 (the "1989 Plan"), as amended, approximately 708,200 shares of Class A common stock were reserved for issuance from which 195,735 options were outstanding at June 30, 1994. Exercise prices of options outstanding are equal to fair market value of such shares on the dates the options were granted. Options granted to executive officers are fully vested and exercisable at June 30, 1994. Options issued to grantees other than executive officers are exercisable at the rate of 25% per year commencing on the date of grant and expire ten years from the date of grant.

    The table below summarizes the activity in the Company's 1989 Plan for the years ended June 30, 1992, 1993 and 1994:

                                                                         1992       1993       1994
                                                                       ---------  ---------  ---------
Options outstanding at beginning of period...........................    321,816    237,754    224,325
Granted ($3.10 per share in 1992 and prices ranging from $3.73 to
 $7.00 per share in 1993)............................................      1,000     60,600     --
Exercised ($0.90 in 1992; $.70 and $.90 per share in 1993; and $.90
 to $5.26 per share in 1994).........................................    (20,150)   (56,479)   (18,390)
Canceled.............................................................    (64,912)   (17,550)   (10,200)
                                                                       ---------  ---------  ---------
Outstanding at end of period.........................................    237,754    224,325    195,735
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------
Exercisable at end of period.........................................    175,604    146,925    155,375
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------

    Under the Stock Incentive Performance Plan -- 1991 (the "Performance Plan"), which was instituted in fiscal 1992, 200,000 shares of Class A common stock were reserved for issuance at June 30, 1994. Options for the purchase of 159,525 of such shares were outstanding at June 30, 1994. The exercise price of options outstanding equals fair market value of such shares on the date the options were granted. Options were issued to certain grantees other than executive officers and are exercisable at the rate of 20% per year commencing one year from the date of grant. Such options expire ten years from the date of grant.

                        HALLMARK HEALTHCARE CORPORATION

                    FOR THE THREE YEARS ENDED JUNE 30, 1994

NOTE 8. -- STOCKHOLDERS' EQUITY AND EMPLOYEE STOCK PLANS (CONTINUED)
    The table below summarizes the activity in the Performance Plan for the years ended June 30, 1992 and 1993, and 1994:

                                                                         1992       1993       1994
                                                                       ---------  ---------  ---------
Outstanding at beginning of period...................................     --        165,605    194,605
Granted (prices ranging from $5.40 to $9.70 per share in 1992; $3.15
 to $4.58 per share in 1993 and $8.50 to $16.75 per share in 1994)...    197,205    106,400     40,800
Exercised ($3.15 to $5.40 per share in 1994).........................     --         --        (20,560)
Canceled.............................................................    (31,600)   (77,400)   (55,320)
                                                                       ---------  ---------  ---------
Outstanding at end of period.........................................    165,605    194,605    159,525
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------
Exercisable at end of period.........................................     --         21,321     35,242
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------

    Under the 1993 Stock Option Plan, which was instituted in fiscal 1994, 200,000 shares of Class A common stock were reserved for issuance at June 30, 1994. Options for the purchase of 82,939 of such shares were outstanding at June 30, 1994. The exercise price of options outstanding equals fair market value of such shares on the date the options were granted. Options were issued to executive officers and certain other employees of the Company and are exercisable at the rate of 25% per year commencing one year from the date of grant. Such options expire ten years from the date of grant.

    The table below summarizes the activity in the 1993 Stock Option Plan for the year ended June 30, 1994:

                                                                                                  1994
                                                                                                ---------
Granted (prices ranging from $12.13 to $13.00 per share)......................................     88,500
Canceled......................................................................................     (5,561)
                                                                                                ---------
Outstanding at end of period..................................................................     82,939
                                                                                                ---------
                                                                                                ---------
Exercisable at end of period..................................................................     --
                                                                                                ---------
                                                                                                ---------

    At June 30, 1994, the Company had outstanding options to purchase 25,000 shares at $13.63 per share and 40,000 shares at $5.40 per share. Such options were granted to non-employee directors under the 1991 Directors' Stock Option Plan. The exercise price of options outstanding equals fair market value of such shares on the date the options were granted and the options are exercisable at the rate of 20% per year commencing one year from the date of grant. Such options expire ten years from the date of grant. At June 30, 1994, 16,000 of such options were exercisable.

    At June 30, 1994, the Company had outstanding options to purchase 20,000 shares of Class A common stock at $7.50 per share. Such options were granted pursuant to a termination agreement with a former executive officer of the Company and expire in August, 1996.

    The Company has a Long-Term Cash Incentive Plan -- 1990, as amended, for certain executive officers and employees which provided for a cash bonus of approximately $2,036,000 vesting in fiscal 1994 and 1995. During fiscal 1994 the Board of Directors amended the plan providing for a cash bonus of approximately $582,000 and a stock bonus of approximately 176,000 shares of the Company's Class A Common Stock vesting in fiscal 1994 and payable in fiscal 1995. Pursuant to such amendment, an accrual of $1,341,000 for shares to be issued under the amended plan has been credited to Additional paid-in-capital in the accompanying consolidated balance sheet as of June 30, 1994.

                        HALLMARK HEALTHCARE CORPORATION

                    FOR THE THREE YEARS ENDED JUNE 30, 1994

NOTE 8. -- STOCKHOLDERS' EQUITY AND EMPLOYEE STOCK PLANS (CONTINUED)
    During fiscal 1994, the Company adopted the 1993 Long-Term Incentive Plan for certain executive officers and employees which provides for the payment of certain bonuses in cash or a combination of cash and stock in future periods conditional upon the attainment of certain financial goals and continued employment through June 30, 1996. At June 30, 1994, the Company had accrued $1,273,000 under such incentive plan.

NOTE 9. -- INCOME TAXES
    The components of the provision for income taxes follow (in thousands):

                                                                               YEAR ENDED JUNE 30,
                                                                         -------------------------------
                                                                           1992       1993       1994
                                                                         ---------  ---------  ---------
Current: Federal.......................................................  $   2,559  $   2,567  $     193
        State..........................................................        222        391        395
Deferred: Federal......................................................     --         --          1,969
         State.........................................................        480        345        269
                                                                         ---------  ---------  ---------
Provision for income taxes before extraordinary items..................      3,261      3,303      2,826
Extraordinary items:
  Federal and state....................................................         42      1,344      2,170
Credit resulting from utilization of net operating loss
 carryforwards.........................................................     (2,682)    (3,914)    --
                                                                         ---------  ---------  ---------
    Total tax provision................................................  $     621  $     733  $   4,996
                                                                         ---------  ---------  ---------
                                                                         ---------  ---------  ---------

    A reconciliation between the tax provision computed using the Federal statutory rate and the total tax provision follows (in thousands):

                                                                             YEAR ENDED JUNE 30,
                                                                      ---------------------------------
                                                                         1992        1993       1994
                                                                      ----------  ----------  ---------
Federal income tax provision at statutory rate......................  $    2,470  $    2,636  $   2,288
State income taxes, net of federal benefit..........................         515         548        438
Recognition of differences in the book and tax basis of assets......         245         216     --
Goodwill amortization...............................................          84          85         85
Other...............................................................         (53)       (182)        15
                                                                      ----------  ----------  ---------
Provision for income taxes before extraordinary items...............       3,261       3,303      2,826
Extraordinary items:
  Gain on restructure of debt.......................................          42       1,344      2,170
  Credit from utilization of net operating loss carryforwards.......      (2,682)     (3,914)    --
                                                                      ----------  ----------  ---------
    Total tax provision.............................................  $      621  $      733  $   4,996
                                                                      ----------  ----------  ---------
                                                                      ----------  ----------  ---------

    During the fiscal year 1994, the Company adopted SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 requires a change in accounting for income taxes to an asset and liability approach under which deferred tax assets and liabilities are determined based on the difference between the financial accounting and tax accounting bases of assets and liabilities. Deferred tax assets or liabilities

                        HALLMARK HEALTHCARE CORPORATION

                    FOR THE THREE YEARS ENDED JUNE 30, 1994

NOTE 9. -- INCOME TAXES (CONTINUED)
at the end of each period are determined using the currently enacted tax rate expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be realized. The Company recorded a credit of $805,000 to reflect the cumulative effect of adopting such standard.

    The tax effects of temporary differences and loss carryforwards representing deferred tax assets and liabilities at June 30, 1994 were as follows (in thousands):

DEFERRED TAX ASSETS:
- ---------------------------------------------------------------------------------
    Operating loss carryforwards.................................................  $  13,899
    General and professional liability risks.....................................      4,168
    Accrued expenses.............................................................      2,521
    Long-term liabilities........................................................      2,802
    Other........................................................................      2,267
                                                                                   ---------
    Total deferred tax assets....................................................     25,657
    Valuation allowance..........................................................    (11,019)
                                                                                   ---------
    Deferred tax assets after valuation allowance................................     14,638
                                                                                   ---------


DEFERRED TAX LIABILITIES:
- ---------------------------------------------------------------------------------
    Property and depreciation....................................................    (13,459)
    Long-term debt and interest..................................................     (6,075)
                                                                                   ---------
    Total deferred tax liabilities...............................................    (19,534)
                                                                                   ---------
    Net deferred tax liabilities.................................................  $  (4,896)
                                                                                   ---------
                                                                                   ---------

    The net deferred tax liability is classified as follows in the accompanying June 30, 1994 consolidated balance sheet (in thousands):

    Current assets...............................................................  $   4,757
    Long-term liability..........................................................     (9,653)
                                                                                   ---------
                                                                                   $  (4,896)
                                                                                   ---------
                                                                                   ---------

    At June 30, 1994, the Company had tax NOL carryforwards of approximately $24,000,000 which expire in fiscal years 2002 through 2006. Such NOL carryforwards may be available to offset future taxable income of the Company, if any.

    During 1991, the Company issued 390,298 shares of Class B common stock in exchange for $18,620,000 of bank debt. The Company, based on consultation with outside tax and valuation advisors, believes that the exchange qualified under the stock-for-debt exception to the recognition of income from discharge of indebtedness, which was available to insolvent corporations. There can be no assurance, however, that the Internal Revenue Service will not challenge the Company's position. If any such challenge by the Internal Revenue Service were sustained, the Company's current NOL carryforwards could be reduced by as much as $16,000,000.

    The Internal Revenue Code (the "Code") contains provisions which limit the use of NOL carryforwards following significant changes in ownership of a corporation's stock. A significant change in ownership generally occurs when persons holding 5% or more of the corporation's stock ("5% shareholders") increase their percentage ownership of such stock, in the aggregate, by more than 50% during any three year period. The Company believes that no significant change in ownership has

                        HALLMARK HEALTHCARE CORPORATION

                    FOR THE THREE YEARS ENDED JUNE 30, 1994

NOTE 9. -- INCOME TAXES (CONTINUED)
occurred that would limit the Company's use of the NOL carryforwards described above. However, use of such NOL carryforwards could be limited in the future as a result of, among other things, future purchases of the Company's stock by 5% shareholders or the issuance of additional stock (including the issuance of options under the Company's employee benefit plans). The proposed merger with Community (Note 2), if consummated, would constitute a change of control under the Code.

NOTE 10. -- COMMITMENTS AND CONTINGENCIES

LITIGATION

    The Company is subject to claims and legal actions by patients and others in the ordinary course of business. The Company believes that such claims will not have a material adverse effect on the Company's financial position or results of operations. The Company is self-insured against a portion of its general and professional liability risks. The liability recorded for losses incurred and claims made is based upon individual case estimates for losses reported and upon estimates on the basis of past experience for incurred but not reported losses. The Company has established and funded a trust fund to pay certain of its general and professional liability losses. The balance of such trust fund was $10,573,000 and $9,522,000 at June 30, 1993 and 1994, respectively. Of such amounts,  $1,300,000 and $1,350,000 at June  30, 1993 and 1994, respectively, is classified in the accompanying consolidated balance sheets under the caption "Other current assets" and represents the amount of claims and loss adjustment expenses expected to be paid within the following twelve months. The remaining balance in such trust fund is classified as "Funds held by trustees". Such self-insurance funds have been pledged as collateral for four letters of credit issued by a commercial bank totalling $6,858,000.

OTHER CONTINGENCIES

    The Company has employment agreements with two executive officers which provide for certain payments and benefits, including accelerated vesting of unvested stock options and bonus payments, in the event of a "change in control" of the Company, as defined. Change in control is generally defined as the acquisition of that number of shares of the outstanding stock which would allow such acquiring entity or a concerted group of entities to elect a majority of the Company's Board of Directors. The employment agreements for two executive officers were approved by the Board of Directors in 1989 and subsequently amended in 1994. Pursuant to their terms, the agreements currently are for terms which expire on September 30, 1996. Absent notice within designated periods, such agreements automatically renew for additional one year terms. The maximum contingent liability under the agreements is approximately $2,700,000. The proposed merger with Community (Note 2), if consummated, would constitute a change of control under the employment agreements.

NOTE 11. -- SUPPLEMENTAL INFORMATION TO CONSOLIDATED
           STATEMENTS OF CASH FLOWS
    The Company  paid $9,796,000,  $10,691,000, and  $7,923,000 in  interest  on various obligations in the fiscal years ended June 30, 1992, 1993, and 1994, respectively.

    The Company paid $458,000, $458,000, and $620,000, in income taxes in the fiscal years ended June 30, 1992, 1993, and 1994, respectively.

                        HALLMARK HEALTHCARE CORPORATION

                    FOR THE THREE YEARS ENDED JUNE 30, 1994

NOTE 12. -- QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                           FISCAL 1994 QUARTERS ENDED
                                                                ------------------------------------------------
                                                                SEPTEMBER 30  DECEMBER 31   MARCH 31    JUNE 30
                                                                ------------  ------------  ---------  ---------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Total revenues................................................   $   47,328    $   47,936   $  48,805  $  47,475
Income before income taxes, extraordinary items and cumulative
 effect of accounting change..................................        2,168         1,100       2,649        811
Income before extraordinary items and cumulative effect of
 accounting change............................................        1,257           638       1,536        471
Extraordinary gain on restructure of debt, net of income tax
 effect of $2,170.............................................       --            19,784      --         --
Cumulative effect of accounting change........................          805        --          --         --
                                                                ------------  ------------  ---------  ---------
    Net income................................................   $    2,062    $   20,422   $   1,536  $     471
                                                                ------------  ------------  ---------  ---------
                                                                ------------  ------------  ---------  ---------
Net income per common and common equivalent share (1)
Income before extraordinary items and cumulative effect of
 accounting change............................................  $      0.34   $      0.17   $    0.42  $    0.13
Extraordinary gain on restructure of debt, net of income tax
 effect.......................................................      --               5.26      --         --
Cumulative effect of accounting change........................         0.21       --           --         --
                                                                ------------  ------------  ---------  ---------
    Net income per common and common equivalent share.........  $      0.55   $      5.43   $    0.42  $    0.13
                                                                ------------  ------------  ---------  ---------
                                                                ------------  ------------  ---------  ---------
Weighted average common and common equivalent shares
 outstanding..................................................        3,728         3,760       3,676      3,684
                                                                ------------  ------------  ---------  ---------
                                                                ------------  ------------  ---------  ---------

- ------------------------
(1) The sum of per share amounts does not equal the annual per share amount due to quarterly fluctuations in weighted average common and common equivalent shares outstanding.

    During the quarters ended September 30, 1993, December 31, 1993, March 31, 1994, and June 30, 1994, the Company recognized credits of $65,000, $347,000, $549,000, and $1,347,000, respectively, from reductions to contractual reserves primarily as a result of estimate changes and favorable settlements of prior year cost reports with program intermediaries. Such amounts are reflected in the accompanying consolidated statements of income as adjustments to net patient service revenues.

                        HALLMARK HEALTHCARE CORPORATION

                    FOR THE THREE YEARS ENDED JUNE 30, 1994

NOTE 12. -- QUARTERLY FINANCIAL INFORMATION (UNAUDITED) (CONTINUED)
    During the third quarter of fiscal 1994, the Company recognized a credit of $1,323,000 due to a reduction in the Company's general and professional liability reserves based on updated estimates of the Company's expected general and professional liability losses.

                                                                           FISCAL 1993 QUARTERS ENDED
                                                                ------------------------------------------------
                                                                SEPTEMBER 30  DECEMBER 31   MARCH 31    JUNE 30
                                                                ------------  ------------  ---------  ---------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Total revenues................................................   $   41,581    $   43,572   $  47,216  $  46,868
Income before income taxes and extraordinary
 items........................................................          544         1,159       3,826      2,224
Income before extraordinary items.............................          211           573       2,341      1,325
Extraordinary items:
  Gain on restructure of debt, net of income tax effect of
   $253, $549 and $542, respectively..........................       --               490       1,066        461
  Credit resulting from utilization of net operating loss
   carryforward...............................................          243           646       1,826      1,199
                                                                ------------  ------------  ---------  ---------
    Net income................................................   $      454    $    1,709   $   5,233  $   2,985
                                                                ------------  ------------  ---------  ---------
                                                                ------------  ------------  ---------  ---------
Net income per common and common equivalent share (1)
Income before extraordinary items.............................  $       .07   $       .17   $     .70  $     .38
Extraordinary items:
  Gain on restructure of debt, net of income tax effect.......      --                .15         .32        .13
  Credit resulting from utilization of net operating loss
   carryforward...............................................          .07           .19         .54        .35
                                                                ------------  ------------  ---------  ---------
    Net income per common and common equivalent share.........  $       .14   $       .51   $    1.56  $     .86
                                                                ------------  ------------  ---------  ---------
                                                                ------------  ------------  ---------  ---------
Weighted average common and common equivalent shares
 outstanding..................................................        3,343         3,346       3,350      3,453
                                                                ------------  ------------  ---------  ---------
                                                                ------------  ------------  ---------  ---------

- ------------------------
(1) The sum of per share amounts does not equal the annual per share amount due to quarterly fluctuations in weighted average common and common equivalent shares outstanding.

    During the quarters ended September 30, 1992, December 31, 1992, March 31, 1993, and June 30, 1993, the Company recognized credits (charges) of $458,000, $499,000, $1,135,000, and ($13,000), respectively, from reductions to (increases
in) contractual reserves primarily as a result of estimate changes and favorable settlements of prior year cost reports with program intermediaries. Such amounts are reflected in the accompanying consolidated statements of income as adjustments to net patient service revenues.

    During the third quarter of fiscal 1993, the Company recognized a credit of $1,266,000 due to a reduction in the Company's general and professional liability reserves based on updated estimates of the Company's expected general and professional liability losses.

                                   APPENDIX A
                              AMENDED AND RESTATED
                          AGREEMENT AND PLAN OF MERGER

    AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of June 10, 1994, by and among COMMUNITY HEALTH SYSTEMS, INC., a Delaware corporation ("CHS"), COMMUNITY ACQUISITION CORP., a Delaware corporation and a wholly-owned subsidiary of CHS ("Merger Sub"), and HALLMARK HEALTHCARE CORPORATION, a Delaware corporation ("Hallmark").

                                    RECITALS

    A. CHS, Merger Sub and Hallmark are parties to that certain Agreement and Plan of Merger, dated as of June 10, 1994, and desire to amend such Agreement and Plan of Merger, and to restate such agreement in its entirety as amended.

    B. The Boards of Directors of CHS and Hallmark each have determined that a business combination between CHS and Hallmark is in the best interests of their respective companies and stockholders and, accordingly, have agreed to effect the merger provided for herein upon the terms and subject to the conditions set forth herein.

    C. For federal income tax purposes, it is intended that the merger provided for herein shall qualify as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and, for financial accounting purposes, shall be accounted for as a "pooling of interests."

    D. CHS and Hallmark have each received a fairness opinion as more fully described herein.

    E. CHS, Merger Sub and Hallmark desire to make certain representations, warranties and agreements in connection with the merger.

    NOW  THEREFORE,   in   consideration   of  the   foregoing,   and   of   the
representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

                                   ARTICLE 1

    1.  THE MERGER.

    1.1. THE MERGER. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.3), Hallmark shall be merged with and into Merger Sub (the "Merger") in accordance with this Agreement and the separate corporate existence of Hallmark shall thereupon cease. Merger Sub shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the "Surviving Corporation"). The Merger shall have the effects specified in the Delaware General Corporation Law (the "DGCL").

    1.2. THE CLOSING. Subject to the terms and conditions of this Agreement, the closing of the Merger (the "Closing") shall take place (a) at the offices of McGlinchey Stafford Lang, A Law Corporation, 643 Magazine Street, New Orleans, Louisiana, at 10:00 a.m., local time, on the first business day immediately following the day on which the last to be fulfilled or waived of the conditions set forth in Article 8 shall be fulfilled or waived in accordance herewith or
(b) at such other time, date or place as CHS and Hallmark may agree. The date on which the Closing occurs is hereinafter referred to as the "Closing Date."

    1.3.   EFFECTIVE  TIME.  If  all the conditions  to the Merger  set forth in
Article 8 shall have been fulfilled or waived in accordance herewith and this Agreement shall not have been terminated as provided in Article 9, the parties hereto shall cause a Certificate of Merger meeting the requirements of Section 251 of the DGCL to be properly executed and filed in accordance with such Section on the

Closing Date. The Merger shall become effective at the time of filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL or at such later time which the parties hereto shall have agreed upon and designated in such filing as the effective time of the Merger (the "Effective Time").

                                   ARTICLE 2

    2.  CERTIFICATE OF INCORPORATION AND BYLAWS OF THE SURVIVING CORPORATION.

    2.1. CERTIFICATE OF INCORPORATION. The Certificate of Incorporation of Merger Sub in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation, until duly amended in accordance with applicable law.

    2.2. BYLAWS. The Bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation, until duly amended in accordance with applicable law.

                                   ARTICLE 3

    3.  DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION.

    3.1.   DIRECTORS.   The directors  of Merger  Sub immediately  prior to  the
Effective Time shall be the directors of the Surviving Corporation as of the Effective Time.

    3.2.   OFFICERS.   The  officers  of Merger  Sub  immediately prior  to  the
Effective Time shall be the officers of the Surviving Corporation as of the Effective Time.

                                   ARTICLE 4

    4.  CONVERSION OF HALLMARK STOCK.

    4.1.  CONVERSION OF HALLMARK STOCK.

    (a) At the Effective Time, each share of the Common Stock, $.01 par value, of Merger Sub outstanding immediately prior to the Effective Time shall remain outstanding and shall represent one share of Common Stock, $.01 par value, of the Surviving Corporation.

    (b) At the Effective Time, each share of Class A Common Stock, $.05 par value, of Hallmark and each share of Class B Common Stock, $.05 par value, of Hallmark (collectively, "Hallmark Common Stock"), issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive .97 shares of Common Stock, $.01 par value ("CHS Common Stock"), of CHS (the "Exchange Ratio").

    (c) At the Effective Time, each share of 25% Participating Cumulative Convertible Redeemable Preferred Stock, $5 par value ("Redeemable Preferred Stock"), of Hallmark issued and outstanding immediately prior to the Effective Time (other than those with respect to which the holder thereof has perfected appraisal rights under the DGCL and has not subsequently lost, withdrawn or forfeited such rights) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive 5.4 shares of CHS Common Stock (the "Preferred Exchange Ratio").

    (d) As a result of the Merger and without any action on the part of the holder thereof, all shares of Hallmark Common Stock and all shares of Redeemable Preferred Stock shall cease to be outstanding and shall be canceled and retired and shall cease to exist, and each holder of a certificate (a "Certificate") representing any shares of Hallmark Common Stock or any shares of Redeemable Preferred Stock shall thereafter cease to have any rights with respect to such shares of Hallmark Common Stock or Redeemable Preferred Stock, except the right to receive, without interest, the CHS Common Stock and cash for fractional shares of CHS Common Stock in accordance with Sections 4.1(b), 4.1(c) and 4.2(e) upon the surrender of such Certificate.

    (e) Each share of Hallmark Common Stock and Redeemable Preferred Stock issued and held in Hallmark's treasury at the Effective Time shall, by virtue of the Merger, cease to be outstanding and shall be canceled and retired without payment of any consideration therefor.

    (f) All options (individually, a "Hallmark Option" and collectively, the "Hallmark Options") outstanding immediately prior to the Effective Time under Hallmark's 1993 Stock Option Plan, Long-Term Stock Incentive Plan -- 1989, Stock Incentive Performance Plan -- 1991 and 1991 Directors' Stock Option Plan, as amended (collectively, the "Hallmark Stock Option Plans"), and options set forth in the Hallmark Disclosure Letter shall remain outstanding following the Effective Time. At the Effective Time, such Hallmark Options shall, by virtue of the Merger and without any further action on the part of Hallmark or the holder of any such Hallmark Options, be assumed by CHS in such manner that CHS (i) is a corporation "assuming a stock option in a transaction to which Section 424(a) applied" within the meaning of Section 424 of the Internal Revenue Code of 1986, as amended (the "Code"), or (ii) to the extent that Section 424 of the Code does not apply to any such Hallmark Options, would be such a corporation were Section 424 applicable to such option. Each Hallmark Option assumed by CHS shall be exercisable upon the same terms and conditions as under the applicable Hallmark Stock Option Plan and the applicable option agreement issued thereunder, except that (i) each such Hallmark Option shall be exercisable for that whole number of shares of CHS Common Stock (to the nearest whole share) into which the number of shares of Hallmark Common Stock subject to such Hallmark Option immediately prior to the Effective Time would be converted under this Section 4.1, and (ii) the option price per share of CHS Common Stock shall be an amount equal to the option price per share of Hallmark Common Stock subject to such Hallmark Option in effect immediately prior to the Effective Time divided by the Exchange Ratio (the price per share, as so determined, being rounded down to the nearest full cent). Within ten days after the Closing Date, CHS shall notify each holder of an option under the Hallmark Stock Option Plans of the assumption of such options by CHS and the revisions to the options effected thereby. No payment shall  be  made  for fractional  interests.  From  and after  the  date  of this
Agreement, no additional options shall be granted by Hallmark or its Subsidiaries under the Hallmark Stock Option Plans or otherwise.

    4.2. EXCHANGE OF CERTIFICATES REPRESENTING HALLMARK COMMON STOCK AND REDEEMABLE PREFERRED STOCK.

    (a) As of the Effective Time, CHS shall deposit, or shall cause to be deposited, with CHS's Transfer Agent, as exchange agent (the "Exchange Agent"), for the benefit of the holders of shares of Hallmark Common Stock and Redeemable Preferred Stock, for exchange in accordance with this Article 4, certificates representing the shares of CHS Common Stock and cash in lieu of fractional shares (such cash and certificates for shares of CHS Common Stock being hereinafter referred to as the "Exchange Fund") to be issued pursuant to Section
4.1 and paid pursuant to this Section 4.2 in exchange for outstanding shares of Hallmark Common Stock and Redeemable Preferred Stock.

    (b) Promptly after the Effective Time, CHS shall cause the Exchange Agent to mail to each holder of record of a Certificate or Certificates (other than those representing Redeemable Preferred Stock with respect to which the holder thereof has perfected appraisal rights under the DGCL and has not subsequently lost, withdrawn or forfeited such rights) (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as CHS may reasonably specify and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of CHS Common Stock and cash in lieu of fractional shares. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor (x) a certificate representing that number of whole shares of CHS Common Stock and
(y) a check representing the amount of cash in lieu of fractional shares, if any, which such holder has the right to receive in respect of the Certificate surrendered pursuant to Section 4.1(b) or Section 4.1(c), after giving effect to any required withholding tax, and the Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on the value of any CHS Common Stock or cash payable to holders of Certificates. In the event of a transfer of ownership of Hallmark Common Stock or Redeemable Preferred Stock which is not registered in the transfer records of Hallmark, a certificate representing the proper number of shares of CHS Common Stock, together with a check for the cash to be paid in lieu of fractional shares, may be issued to such a transferee if the Certificate representing such Hallmark Common Stock or Redeemable Preferred Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

    (c) Notwithstanding any other provisions of this Agreement, no dividends on CHS Common Stock shall be paid with respect to any shares of Hallmark Common Stock or Redeemable Preferred Stock represented by a Certificate until such Certificate is surrendered for exchange as provided herein. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of CHS Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of CHS Common Stock and not paid, less the amount of any withholding taxes which may be required thereon, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of CHS Common Stock, less the amount of any withholding taxes which may be required thereon.

    (d) At or after the Effective Time, there shall be no transfers on the stock transfer books of Hallmark of the shares of Hallmark Common Stock or Redeemable Preferred Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged for certificates for shares of CHS Common Stock and cash in lieu of fractional shares, if any, deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Article 4. Certificates surrendered for exchange by any person constituting an "affiliate" of Hallmark for purposes of Rule 145(c) under the Securities Act of 1933 (the "Securities Act") shall not be exchanged until CHS has received a written agreement from such person as provided in Section 7.10.

    (e) No fractional shares of CHS Common Stock shall be issued pursuant hereto. In lieu of the issuance of any fractional share of CHS Common Stock pursuant to Section 4.1(b) or Section 4.1(c), cash adjustments will be paid to holders in respect of any fractional share of CHS Common Stock that would otherwise be issuable, and the amount of such cash adjustment shall be equal to such fractional proportion of the "Average Price" of a share of CHS Common Stock. The "Average Price" of a share of CHS Common Stock shall be the average of the closing sales prices thereof as reported on The NASDAQ Stock Market ("NASDAQ") or on such other principal exchange on which the CHS Common Stock is listed (as reported by The Wall Street Journal or, if not reported thereby, by another authoritative source) over the ten business days immediately preceding the Closing Date.

    (f) Any portion of the Exchange Fund (including the proceeds of any investments thereof and any shares of CHS Common Stock) that remains unclaimed by the former stockholders of Hallmark one year after the Effective Time shall be delivered to the Surviving Corporation. Any former stockholders of Hallmark who have not theretofore complied with this Article 4 shall thereafter look only to the Surviving Corporation for payment in respect of their shares, in any event without any interest thereon.

    (g) None of CHS, Hallmark, the Exchange Agent or any other person shall be liable to any former holder of shares of Hallmark Common Stock or Redeemable Preferred Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

    (h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of CHS Common Stock and cash in lieu of fractional shares, and unpaid dividends and distributions on shares of CHS Common Stock as provided in Section 4.2(c), deliverable in respect thereof pursuant to this Agreement.

    4.3. ADJUSTMENT OF EXCHANGE RATIO. In the event that, subsequent to the date of this Agreement but prior to the Effective Time, Hallmark or CHS changes the number of shares of Hallmark Common Stock, Redeemable Preferred Stock or CHS Common Stock, respectively, issued and outstanding as a result of a stock split, reverse stock split, stock dividend, recapitalization or other similar transaction, the Exchange Ratio or the Preferred Exchange Ratio, as the case may be, shall be appropriately adjusted.

                                   ARTICLE 5

    5. REPRESENTATIONS AND WARRANTIES OF HALLMARK. Except as set forth in the disclosure letter delivered at or prior to the execution hereof to CHS (the "Hallmark Disclosure Letter"), Hallmark represents and warrants to CHS as of the date of this Agreement as follows:

    5.1. EXISTENCE; GOOD STANDING; CORPORATE AUTHORITY; COMPLIANCE WITH LAW. Hallmark is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation. Hallmark is duly licensed or qualified to do business as a foreign corporation and is in good standing under the laws of any other state of the United States in which the character of the properties owned or leased by it therein or in which the transaction of its business makes such qualification necessary, except where the failure to be so qualified would not have a material adverse effect on the business, results of operations or financial condition of Hallmark and its Subsidiaries (as defined in Section 10.14) taken as a whole (a "Hallmark
Material Adverse Effect"). Hallmark has all requisite corporate power and authority to own, operate and lease its properties and carry on its business as now conducted. Each of Hallmark's Significant Subsidiaries (as defined in
Section 10.14 hereof) is  a corporation or  partnership duly organized,  validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has the corporate or partnership power and authority to own its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification, except for jurisdictions in which such failure to be so qualified or to be in good standing would not have a Hallmark Material Adverse Effect. Neither Hallmark nor any of its Subsidiaries is in violation of any order of any court, governmental authority or arbitration board or tribunal, or any law, ordinance, governmental rule or regulation to which Hallmark or any Hallmark Subsidiary or any of their respective properties or assets is subject, where such violation would have a Hallmark Material Adverse Effect. Hallmark and its Subsidiaries have obtained all licenses, permits and other authorizations and have taken all action required by applicable law or governmental regulations in connection with their business as now conducted, where the failure to obtain any such item or to take any such action would have a Hallmark Material Adverse Effect. The copies of Hallmark's Certificate of Incorporation and Bylaws previously delivered to CHS are true and correct.

    5.2. AUTHORIZATION, VALIDITY AND EFFECT OF AGREEMENTS. Hallmark has the requisite corporate power and authority to execute and deliver this Agreement and all agreements and documents contemplated hereby. Subject only to the approval of this Agreement and the transactions contemplated hereby by the holders of a majority of the combined voting power of the then outstanding shares of Hallmark Common Stock and Redeemable Preferred Stock voting together as a single class (the "Requisite Hallmark Approval"), the consummation by Hallmark of the transactions contemplated hereby has been duly authorized by all requisite corporate action. Subject to obtaining the

Requisite Hallmark Approval, this Agreement constitutes, and all agreements and documents contemplated hereby (when executed and delivered pursuant hereto) will constitute, the valid and legally binding obligations of Hallmark, to the extent it is a party thereto, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

    5.3. CAPITALIZATION. The authorized capital stock of Hallmark consists of 25,000,000 shares of Hallmark Common Stock, which may be issued and outstanding as either Class A Common Stock or Class B Common Stock and 2,500,000 shares of Preferred Stock, of which 60,000 shares have been designated as Redeemable Preferred Stock and 2,440,000 shares of Preferred Stock are authorized having a par value of $1.00 per share. As of June 10, 1994 there were 2,982,178 shares of Class A Common Stock issued and outstanding, 64,102 shares of Class B Common Stock issued and outstanding, and 32,966 shares of Redeemable Preferred Stock issued and outstanding. Since such date, no additional shares of capital stock of Hallmark have been issued, except (i) upon exercise of options outstanding pursuant to the Hallmark Stock Option Plans, (ii) upon conversion of Class B Common Stock into Class A Common Stock and (iii) upon conversion of Redeemable Preferred Stock into Class A Common Stock. Hallmark has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of Hallmark on any matters. All such issued and outstanding shares of Hallmark Common Stock and Redeemable Preferred Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Other than as contemplated by this Agreement or as set forth above, and except for the issuance by Hallmark prior to the Effective Time of up to 176,000 shares of Hallmark Common Stock pursuant to the Long Term Cash Incentive Plan-1990, there are not at the date of this Agreement any existing options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments which obligate Hallmark or any of its Subsidiaries to issue, transfer or sell any shares of capital stock of Hallmark or any of its Subsidiaries. After the Effective Time, the Surviving Corporation will have no obligation to issue, transfer or sell any shares of capital stock of Hallmark or the Surviving Corporation pursuant to any Hallmark Benefit Plan (as defined in Section 5.11).

    5.4. SUBSIDIARIES. Each of the outstanding shares of capital stock of each of Hallmark's Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and is owned, directly or indirectly, by Hallmark free and clear of all liens, pledges, security interests, claims or other encumbrances other than liens imposed by local law which are not material. The Hallmark Disclosure Letter includes the following information for each Subsidiary of Hallmark: (i) its name and jurisdiction of incorporation or organization; (ii) its authorized capital stock or share capital; (iii) the number of issued and outstanding shares of capital stock or share capital; and (iv) the number of shares of such capital stock owned by Hallmark or any of its Subsidiaries.

    5.5. OTHER INTERESTS. Except for interests in the Hallmark Subsidiaries, neither Hallmark nor any Hallmark Subsidiary owns directly or indirectly any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or entity (other than investments in short-term investment securities).

    5.6. NO VIOLATION. Neither the execution and delivery by Hallmark of this Agreement nor the consummation by Hallmark of the transactions contemplated hereby in accordance with the terms hereof, will (i) conflict with or result in a breach of any provisions of the Certificate of Incorporation or Bylaws of Hallmark; (ii) except as disclosed in the Hallmark Reports (as defined in Section 5.7) result in a breach or violation of, a default under, or the triggering of any payment or other material obligations pursuant to, or accelerate vesting under, any of its existing Hallmark Stock Option Plans, or any grant or award made under any of the foregoing other than accelerated vesting of outstanding options under stock option agreements and employment agreements, in existence on the date hereof, with certain employees of Hallmark by reason of, in whole or in part, the consummation of the Merger, (iii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, or result in the creation of any lien, security interest, charge or encumbrance upon any of the material properties of Hallmark or its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust or any material license, franchise, permit, lease, contract, agreement or other instrument, commitment or obligation to which Hallmark or any of its Subsidiaries is a party, or by which Hallmark or any of its Subsidiaries or any of their properties is bound or affected, except for any of the foregoing matters which would not have a Hallmark Material Adverse Effect; or (iv) other than the filings provided for in
Article 1, certain federal, state and local regulatory filings, filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Securities Act or applicable state securities and "Blue Sky" laws or filings in connection with the maintenance of qualification to do business in other jurisdictions (collectively, the "Regulatory Filings"), require any material consent, approval or authorization of, or declaration, filing or registration with, any domestic governmental or regulatory authority, the failure to obtain or make which would have a Hallmark Material Adverse Effect.

    5.7. SEC DOCUMENTS. Hallmark has delivered to CHS each registration statement, report, proxy statement or information statement prepared by it since December 31, 1991, including, without limitation, (i) its Annual Report on Form 10-K for the year ended June 30, 1993, (ii) its Quarterly Reports on Form 10-Q for the periods ended September 30 and December 31, 1993, and March 31, 1994, and (iii) its Proxy Statement for the Annual Meeting of Stockholders held
November 23, 1993, each in the form (including exhibits and any amendments thereto) filed with the Securities and Exchange Commission (the "SEC") (collectively, the "Hallmark Reports"). As of their respective dates, the Hallmark Reports (i) were prepared in all material respects in accordance with the applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each of the consolidated balance sheets of Hallmark included in or incorporated by reference into the Hallmark Reports (including the related notes and schedules) fairly presents the consolidated financial position of Hallmark and the Hallmark
Subsidiaries as of its date and each of the consolidated statements of income, shareholders' equity and cash flows of Hallmark included in or incorporated by reference into the Hallmark Reports (including any related notes and schedules) fairly presents the results of operations, shareholders' equity or cash flows, as the case may be, of Hallmark and the Hallmark Subsidiaries, for the periods set forth therein (subject, in the case of unaudited statements, to exceptions to generally accepted accounting principles as permitted by SEC rules with respect to unaudited quarterly financial statements) in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein. Except as and to the extent set forth on the consolidated balance sheet of Hallmark and the Hallmark Subsidiaries at March 31, 1994, including all notes thereto, or as set forth in the Hallmark Reports, neither Hallmark nor any of the Hallmark Subsidiaries has any material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on, or reserved against in, a balance sheet of Hallmark or in the notes thereto, prepared in accordance with generally accepted accounting principles consistently applied, except liabilities arising in the ordinary course of business since such date.

    5.8. LITIGATION. Except as disclosed in the Hallmark Reports filed with the SEC prior to the date hereof, there are no claims, actions, suits, proceedings, arbitrations or investigations pending against Hallmark or the Hallmark Subsidiaries or, to the actual knowledge of the executive officers of Hallmark, threatened against Hallmark or the Hallmark Subsidiaries, at law or in equity, or before or by any federal or state commission, board, bureau, agency or instrumentality, that are reasonably likely to have a Hallmark Material Adverse Effect, nor does any executive officer of Hallmark have actual knowledge of any facts or circumstances that such executive officer believes would be likely to form the basis for any such claims, actions, suits, proceedings, arbitrations or investigations.

    5.9. ABSENCE OF CERTAIN CHANGES. Except as disclosed in the Hallmark Reports filed with the SEC prior to the date hereof, since June 30, 1993, Hallmark has conducted its business only in the ordinary course of such business and there has not been (i) any Hallmark Material Adverse Effect; (ii) any declaration, setting aside or payment of any dividend or other distribution with respect to its capital stock; or (iii) any material change in its accounting principles, practices or methods.

    5.10. TAXES. Hallmark and each of its Subsidiaries (i) have timely filed all material federal, state and foreign tax returns required to be filed by any of them prior to the date of this Agreement or requests for extension have been timely filed and any such request shall have been granted and not expired and all such returns are complete in all material respects, (ii) have paid or accrued all taxes shown to be due and payable on such returns, and (iii) have properly accrued all such taxes for such periods subsequent to the periods covered by such returns, and (iv) have not had any federal income tax returns audited by the Internal Revenue Service (the "IRS").

    5.11. EMPLOYEE BENEFIT PLANS. All employee benefit plans and other benefit arrangements covering employees of Hallmark and the Hallmark Subsidiaries (the "Hallmark Benefit Plans") are listed in the Hallmark Disclosure Letter, except Hallmark Benefit Plans which are not material. True and complete copies of the Hallmark Benefit Plans have been made available to CHS. To the extent applicable, the Hallmark Benefit Plans comply, in all material respects, with the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the Code, and any Hallmark Benefit Plan intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be so qualified. No Hallmark employee benefit plan covered by Title IV of ERISA or
Section 412 of the Code is now, or ever was, to the actual knowledge of the executive officers of Hallmark, maintained by Hallmark or any Hallmark Subsidiary, or any predecessors thereof. No Hallmark Benefit Plan nor Hallmark has incurred any liability or penalty under Section 4975 of the Code or Sections 502(i) or 502(l) of ERISA. Each Hallmark Benefit Plan has been maintained and administered in all material respects in compliance with its terms and with ERISA and the Code to the extent applicable thereto. The Hallmark Benefit Plans are, except by reason of possible non-compliance with Section 402(b) of ERISA, terminable by Hallmark. To the actual knowledge of the executive officers of Hallmark, there are no pending or anticipated material claims against or otherwise involving any of the Hallmark Benefit Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Hallmark Benefit Plan activities) has been brought against or with respect to any such Hallmark Benefit Plan, except for any of the foregoing which would not have a Hallmark Material Adverse Effect. All contributions required to be made as of the date hereof to the Hallmark Benefit Plans have been made or provided for. Since September 25, 1980, neither Hallmark nor any entity under "common control" with Hallmark within the meaning of ERISA Section 4001 has contributed to, or been required to contribute to, any "multi-employer plan" (as defined in Section 3(37) and 4001(a)(3) of ERISA). Hallmark does not maintain or contribute to any plan or arrangement which provides or has any liability (except as may be required by law) to provide life insurance, medical or other employee welfare benefits to any employee or former employee upon his retirement or termination of employment and Hallmark has never represented, promised or contracted (whether in oral or written form) to or with any employee or former employee that such benefits would be provided. Except as disclosed in the Hallmark Reports, the execution of, and performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any benefit plan, policy, arrangement or agreement or any trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligations to fund benefits with respect to any employee.

    5.12. LABOR MATTERS. Neither Hallmark nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization. There is no unfair labor practice or labor arbitration proceeding pending or, to the actual knowledge of the executive officers of Hallmark, threatened against Hallmark or its Subsidiaries relating to their business, except for any such proceeding which would not have a

Hallmark Material Adverse Effect. To the actual knowledge of the executive officers of Hallmark, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of Hallmark or any of its Subsidiaries.

    5.13. POOLING OF INTERESTS. To the actual knowledge of the executive officers of Hallmark, Hallmark has not taken or failed to take any action which would prevent the accounting for the Merger as a pooling of interests in accordance with Accounting Principles Board Opinion No. 16, the interpretative releases issued pursuant thereto, and the pronouncements of the SEC.

    5.14. NO BROKERS. Hallmark has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of Hallmark or CHS to pay any finder's fees, brokerage or agent's commission or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that Hallmark has retained Mabon Securities Corp. as its financial advisor, the arrangements with which have been disclosed in writing to CHS prior to the date hereof. Other than the foregoing arrangements, Hallmark is not aware of any claim for payment of any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby.

    5.15. CHS STOCK OWNERSHIP. Neither Hallmark nor any of its Subsidiaries owns any shares of CHS Common Stock or other securities convertible into CHS Common Stock.

    5.16. AGREEMENTS. (a) Neither Hallmark nor any of its Subsidiaries is a party to:

        (i) any agreement, contract or commitment containing any covenant limiting the freedom of Hallmark or any of its Subsidiaries to engage in any line of business or to compete with any person in any line of business permitted by its or their Certificate of Incorporation or by applicable law;

        (ii) any written agreement, order or decree of or with any federal or state regulatory agency except those listed in the Hallmark Disclosure Letter; or

       (iii)  any obligation  of guaranty  or indemnity,  except as  provided in
    Section 5.11, obligations of Subsidiaries guaranteed by Hallmark, and income guarantees provided to recruit healthcare professionals.

    (b) All material agreements, contracts or commitments (except those entered into in the ordinary course of business) to which Hallmark or any of its Subsidiaries is a party or which affects its or their business, operations or assets are listed in the Hallmark Reports. Neither Hallmark nor any of its Subsidiaries has in any material respect breached, nor is there any pending or threatened claim that it or any of its Subsidiaries has materially breached, any of the terms or conditions of any such agreements, contracts or commitments.

    5.17. TITLE TO ASSETS. (a) On March 31, 1994, Hallmark and each of its Subsidiaries had and, except with respect to assets disposed of for adequate consideration in the ordinary course of business since such date, now has, good and merchantable title to all real property and good and merchantable title to all other material properties and assets reflected on the consolidated balance sheet of Hallmark as of such date, and has good and merchantable title to all real property and good and merchantable title to all other material properties and assets acquired since such date, in each case free and clear of all mortgages, liens, pledges, restrictions, security interests, charges and encumbrances of any nature except for (i) mortgages and encumbrances which secure indebtedness which is properly reflected in the aforesaid balance sheet;
(ii) liens for taxes accrued but not yet payable; (iii) liens arising as a matter of law in the ordinary course of business with respect to obligations incurred after the date of the aforesaid balance sheet, provided that the obligations secured by such liens are not delinquent or are being contested in good faith; (iv) such imperfections of title and encumbrances, if any, as do not materially detract from the value or materially interfere with the present use of any of such properties or assets or the pending sale of any of such owned properties or assets; and (v) capital leases, if any, with third parties for fair and adequate consideration. Hallmark and each of its Subsidiaries own, or have valid leasehold interests in, all material properties and assets used in the conduct of their business. Any real property and other material assets held under lease by Hallmark or any of its Subsidiaries are held under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made or proposed to be made by Hallmark or any of its Subsidiaries of such property.

    (b) With respect to each lease of any real property or a material amount of personal property to which Hallmark or any of its Subsidiaries is a party, and except for leases as lessor or sublessor to healthcare professionals, (i) such lease is in full force and effect in accordance with its terms; (ii) all rents and other monetary amounts that have become due and payable thereunder have been paid; (iii) there exists no default, or event, occurrence, condition or act, which with the giving of notice, the lapse of time or the happening of any further event, occurrence, condition or act would become a default under such lease; and (iv) the Merger will not constitute a breach under, or cause a termination of, such lease. Notwithstanding anything to the contrary herein, Hallmark shall have the right to supplement the Hallmark Disclosure Letter on or before 5:00 p.m., Eastern Daylight Time, Monday, June 13, 1994, to report exceptions to the representation and warranty contained in this Section 5.17(b)(iv).

    (c) Neither Hallmark nor any of its Subsidiaries has any legal obligation, absolute or contingent, to any other person to sell or otherwise dispose of any substantial part of its assets; or to sell or dispose of any of its assets except in the ordinary course of business consistent with past practices.

    5.18. INSURANCE POLICIES. Hallmark and each of its Subsidiaries maintain in force insurance policies and bonds in such amounts and against such liabilities and hazards as are considered by it to be reasonable. A complete list of all such insurance policies is contained in the Hallmark Disclosure Letter. Neither Hallmark nor any of its Subsidiaries is now liable, nor will it or any of them become liable, for any material retroactive premium adjustment not recorded on its books or otherwise provided for. All policies are valid and enforceable and in full force and effect, and neither Hallmark nor any of its Subsidiaries has received any notice of a material premium increase or cancellation with respect to any of its insurance policies or bonds. Within the last three years, neither Hallmark nor any of its Subsidiaries has been refused any basic insurance coverage sought or applied for, and Hallmark has no reason to believe that its existing insurance coverage cannot be renewed as and when same shall expire, upon terms and conditions standard in the market at the time renewal is sought.

    5.19.  ENVIRONMENTAL MATTERS.

    (a) (i) Hallmark and each of its Subsidiaries have obtained all material permits, licenses and other authorizations that are required to be obtained by it in connection with the operation of its businesses and ownership of its properties (collectively, the "Hallmark Subject Properties") under any applicable Environmental Law Requirements, as hereinafter defined, except for such matters as would not have a Hallmark Material Adverse Effect;

        (ii) Hallmark and each of its Subsidiaries are in compliance in all respects with all terms and conditions of such permits, licenses and authorizations and with all applicable Environmental Law Requirements, except for such matters as would not have a Hallmark Material Adverse Effect;

       (iii) There are no past or present events, conditions, circumstances, activities or plans by Hallmark or any of its Subsidiaries related in any manner to Hallmark or any of its Subsidiaries or the Hallmark Subject
    Properties that did or would violate or prevent compliance or continued compliance with any of the Environmental Law Requirements or give rise to any Environmental Liability, as hereinafter defined, except for such matters as would not have a Hallmark Material Adverse Effect;

       (iv) There is no civil, criminal or administrative action, suit, demand, claim, order, judgment, hearing, notice or demand letter, notice of violation, investigation or proceeding pending or to the actual knowledge of any executive officer of Hallmark threatened by any person against Hallmark or any of its Subsidiaries, or any prior owner of any of the Hallmark Subject Properties and relating to any of the Hallmark Subject Properties, and relating in any way to any Environmental Law Requirement or seeking to impose any Environmental Liability, except for such matters as would not have a Hallmark Material Adverse Effect; and

        (v) Neither Hallmark nor any of its Subsidiaries is subject to or responsible for any Environmental Liability which is not set forth and adequately reserved against on the March 31, 1994 consolidated balance sheet of Hallmark.

    (b) "Environmental Law Requirement" shall mean any court order or decree or current law or current ordinance, rule or regulation, notice, plan or demand letter relating to pollution or protection of the environment, including those relating to emissions, discharges, releases, or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes into the environment (including without limitation, ambient air, surface water, ground water or land) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals, or industrial, toxic or hazardous substances or wastes.

    (c) "Environmental Liability" shall mean (i) any liability or obligation arising under any Environmental Law Requirement that has resulted in or is reasonably likely to result in a Hallmark Material Adverse Effect, or (ii) any liability or obligation under any other current theory of law or equity (including, without limitation, any liability for personal injury, property damage or remediation) that results from, or is based upon or related to, the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling, or the emission, discharge, release or threatened release into the environment, of any pollutant, contaminant, chemical, or industrial, toxic or hazardous substance or waste, which liability or obligation has resulted in or is reasonably likely to result in a Hallmark Material Adverse Effect.

    5.20. INTELLECTUAL PROPERTY. Hallmark and each of its Subsidiaries owns or has the legal right to use all trademarks, trade names, service marks, software and other intellectual property that is material to the conduct of its or their respective business.

    5.21. OPINION OF FINANCIAL ADVISOR. Hallmark has received the opinion of Mabon Securities Corp., to the effect that, as of the date hereof, the consideration to be received by the holders of Hallmark Common Stock pursuant to
Section 4.1(b) is fair from a financial point of view.

    5.22. LICENSES AND PERMITS. All of Hallmark's hospitals and other health care facilities have all necessary licenses, permits, and authorizations required to lawfully conduct their respective businesses as presently conducted, including but not limited to all material licenses, certificates of need, permits, certifications, provider and other third-party payor contracts and regulatory authorizations required for the hospitals to operate as they currently operate and in accordance with all applicable laws, rules, regulations, ordinances, or orders of any governmental authority, and (a) no such license, permit, or authorization is subject to revocation or forfeiture by virtue of any existing circumstance, (b) there is no pending or threatened proceeding to modify in any material respect or revoke any material license, permit, or authorization, and (c) no such license, permit, or authorization is subject to any outstanding order, decree, judgment, stipulation, or known investigation that would materially affect such license, permit, or authorization. All of Hallmark's hospitals and other health care facilities have obtained accreditation by the Joint Commission on Accreditation of Healthcare Organizations for the Hospital.

    5.23. MEDICARE/MEDICAID COST REPORTS. Neither Hallmark nor any of its Subsidiaries has filed any required terminating Medicare cost report on any facility which Hallmark or any of its Subsidiaries has sold or no longer operates, for which it has not received a Notice of Program Reimbursement. Neither Hallmark nor any of its Subsidiaries has received any Notice of Program Reimbursement (or similar document for Medicaid) with respect to any such facility's cost reports, including cost reports for those facilities it has sold or no longer operates, which requires a material refund to the government agency responsible for the Medicare or Medicaid program and which either (a) has not been paid or (b) is not reflected as a liability in the consolidated balance sheet of Hallmark and its Subsidiaries at March 31, 1994.

    5.24. COMPLIANCE WITH MEDICARE/MEDICAID PROGRAMS. Hallmark and its Subsidiaries have filed all cost and other reports required to be filed in connection with all state and federal Medicare and Medicaid programs due on or before the date hereof, which are complete and correct in all material respects, subject to adjustment upon audit. There are no claims, actions, payment reviews or appeals pending or threatened before any commission, board or agency, including, without limitation, any intermediary or carrier, the Administrator of the Health Care Financing Administration, or any state agency, with respect to any Medicare or Medicaid claims filed by Hallmark or any of its Subsidiaries on or before the date hereof, which would have a Hallmark Material Adverse Effect or materially adversely affect any of its hospitals, the operation or utility thereof, or the consummation of the transactions contemplated hereby, except as set forth on the Hallmark Disclosure Letter (and except for appeals of items that are fully reserved in the Hallmark Reports) and no validation review or program integrity review related to Hallmark, or any of its hospitals or Subsidiaries has been conducted since January 1, 1991 by any commission, board or agency in connection with the Medicare or Medicaid program, and to the actual knowledge of the executive officers of Hallmark, no such reviews are scheduled, pending or threatened against or affecting Hallmark, any of its hospitals or Subsidiaries.

                                   ARTICLE 6

    6. REPRESENTATIONS AND WARRANTIES OF CHS AND MERGER SUB. Except as set forth in the disclosure letter delivered at or prior to the execution hereof to Hallmark (the "CHS Disclosure Letter"), CHS and Merger Sub represent and warrant to Hallmark as of the date of this Agreement as follows:

    6.1. EXISTENCE; GOOD STANDING; CORPORATE AUTHORITY; COMPLIANCE WITH LAW. Each of CHS and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation. CHS is duly licensed or qualified to do business as a foreign corporation and is in good standing under the laws of any other state of the United States in which the character of the properties owned or leased by it therein or in which the transaction of its business makes such qualification necessary, except where the failure to be so qualified would not have a material adverse effect on the business, results of operations or financial condition of CHS and its Subsidiaries taken as a whole (a "CHS Material Adverse Effect"). CHS has all requisite corporate power and authority to own, operate and lease its properties and carry on its business as now conducted. Each of CHS's Significant Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, has the corporate power and authority to own its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification, except for jurisdictions in which such failure to be so qualified or to be in good standing would not have a CHS Material Adverse Effect. Neither CHS nor any CHS Subsidiary or any of their respective properties or assets is in violation of any order of any court, governmental authority or arbitration board or tribunal, or any law, ordinance, governmental rule or regulation to which CHS or any of its Subsidiaries is subject, where such violation would have a CHS Material Adverse Effect. CHS and its Subsidiaries have obtained all licenses, permits and other authorizations and have taken all actions required by applicable law or governmental regulations in connection with their business as now conducted, where the failure to obtain any such item or to take any such action would have a CHS Material Adverse Effect. The copies of CHS's Certificate of Incorporation and Bylaws previously delivered to Hallmark are true and correct.

    6.2. AUTHORIZATION, VALIDITY AND EFFECT OF AGREEMENTS. Each of CHS and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and all agreements and documents contemplated hereby. Subject only to the approval of this Agreement and the transactions contemplated hereby by the holders of a majority of the outstanding shares of CHS Common Stock and by the holders of a majority of the outstanding shares of Common Stock, $.01 par value, of Merger Sub (the "Requisite CHS Approval"), the consummation by CHS and Merger Sub of the transactions contemplated hereby has been duly authorized by all requisite corporate action. Subject to obtaining the Requisite CHS Approval, this Agreement constitutes, and all agreements and documents contemplated hereby (when executed and delivered pursuant hereto) will constitute, the valid and legally binding obligations of each of CHS and Merger Sub, to the extent it is a party thereto, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

    6.3. CAPITALIZATION. The authorized capital stock of CHS consists of 30,000,000 shares of CHS Common Stock, and 5,000,000 shares of preferred stock, $.01 par value (the "CHS Preferred Stock"). As of May 31, 1994 there were 11,436,496 shares of CHS Common Stock issued and outstanding, and no shares of CHS Preferred Stock issued and outstanding. Since such date, no additional shares of capital stock of CHS have been issued, except pursuant to the exercise of options outstanding under CHS stock option and employee stock purchase plans (collectively, the "CHS Stock Option Plans"). CHS has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of CHS on any matter. All such issued and outstanding shares of CHS Common Stock and CHS Preferred Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Other than as contemplated by this Agreement or set forth in the CHS Disclosure Letter, there are not at the date of this Agreement any existing options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments which obligate CHS or any of its Subsidiaries to issue, transfer or sell any shares of capital stock of CHS or any of its Subsidiaries.

    6.4. SUBSIDIARIES. (a) Each of the outstanding shares of capital stock of each of CHS's Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and is owned, directly or indirectly, by CHS free and clear of all liens, pledges, security interests, claims or other encumbrances other than liens imposed by local law which are not material. The following information for each Subsidiary of CHS has been previously provided to Hallmark: (i) its name and jurisdiction of incorporation or organization; (ii) its authorized capital stock or share capital; (iii) the number of issued and outstanding shares of capital stock or share capital; and (iv) the number of shares of such capital stock owned by CHS or any of its Subsidiaries.

    (b) The authorized capital stock of Merger Sub consists, or will consist prior to the Closing, of 10,000 shares of Common Stock, $.01 par value, all of which shares are, or will be prior to the Closing, issued and outstanding and owned by CHS. Merger Sub has not engaged in any activities other than in connection with the transactions contemplated by this Agreement.

    6.5. OTHER INTERESTS. Except for interests in the CHS Subsidiaries, neither CHS nor any CHS Subsidiary owns directly or indirectly any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or entity (other than investments in short-term investment securities).

    6.6. NO VIOLATION. Neither the execution and delivery by CHS and Merger Sub of this Agreement nor the consummation by CHS and Merger Sub of the transactions contemplated hereby in accordance with the terms hereof, will (i) conflict with or result in a breach of any provisions of the Certificate of Incorporation or Bylaws of CHS or Merger Sub; (ii) except as disclosed in the CHS Reports, result in a breach or violation of, a default under, or the triggering of any payment or other material obligations pursuant to, or accelerate vesting under, any of the CHS Stock Option Plans, or any grant or award made under any of the foregoing, (iii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, or result in the creation of any lien, security interest, charge or encumbrance upon any of the material properties of CHS or its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust or any material license, franchise, permit, lease, contract, agreement or other instrument, commitment or obligation to which CHS or any of its Subsidiaries is a party, or by which CHS or any of its Subsidiaries or any of their properties is bound or affected, except for any of the foregoing matters which would not have a CHS Material Adverse Effect; or (iv) other than the Regulatory Filings, require any material consent, approval or authorization of, or declaration, filing or registration with, any domestic governmental or regulatory authority, the failure to obtain or make which would have a CHS Material Adverse Effect.

    6.7. SEC DOCUMENTS. CHS has delivered to Hallmark each registration statement, report, proxy statement or information statement prepared by it since December 31, 1991, including, without limitation, (i) its Annual Report on Form 10-K for the year ended December 31, 1993, (ii) its Quarterly Report on Form 10-Q for the period ended March 31, 1994, and (iii) its Proxy Statement for the Annual Meeting of Stockholders held April 28, 1994, each in the form (including exhibits and any amendments thereto) filed with the SEC (collectively, the "CHS Reports"). As of their respective dates, the CHS Reports (i) were prepared in all material respects in accordance with the applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations thereunder and
(ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each of the consolidated balance sheets of CHS included in or incorporated by reference into the CHS Reports (including the related notes and schedules) fairly presents the consolidated financial position of CHS and the CHS Subsidiaries as of its date and each of the consolidated statements of income, retained earnings and cash flows included in or incorporated by reference into the CHS Reports (including any related notes and schedules) fairly presents the results of operations, retained earnings or cash flows, as the case may be, of CHS and the CHS Subsidiaries, for the periods set forth therein (subject, in the case of unaudited statements, to exceptions to generally accepted accounting principles as permitted by SEC rules with respect to unaudited quarterly financial statements), in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein. Except as and to the extent set forth on the consolidated balance sheet of CHS and the CHS Subsidiaries at March 31, 1994, including all notes thereto, or as set forth in the CHS Reports, neither CHS nor any of the CHS Subsidiaries has any material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on, or reserved against in, a balance sheet of CHS or in the notes thereto, prepared in accordance with generally accepted accounting principles consistently applied, except liabilities arising in the ordinary course of business since such respective dates.

    6.8. LITIGATION. Except as disclosed in the CHS Reports filed with the SEC prior to the date hereof, there are no claims, actions, suits, proceedings, arbitrations or investigations pending against CHS or the CHS Subsidiaries or, to the actual knowledge of the executive officers of CHS, threatened against CHS or the CHS Subsidiaries, at law or in equity, or before or by any federal or state commission, board, bureau, agency or instrumentality, that are reasonably likely to have a CHS Material Adverse Effect, nor does any executive officer of CHS have actual knowledge of any facts or circumstances that such executive officer believes would be likely to form the basis for any such claims, actions, suits, proceedings, arbitrations or investigations.

    6.9. ABSENCE OF CERTAIN CHANGES. Except as disclosed in the CHS Reports filed with the SEC prior to the date hereof, since December 31, 1993, CHS has conducted its business only in the ordinary course of such business and there has not been (i) any CHS Material Adverse Effect; (ii) any declaration, setting aside or payment of any dividend or other distribution with respect to its capital stock; or (iii) any material change in its accounting principles, practices or methods.

    6.10. POOLING OF INTERESTS. To the actual knowledge of the executive officers of CHS, CHS has not taken or failed to take any action which would prevent the accounting for the Merger as a pooling of interests in accordance with Accounting Principles Board Opinion No. 16, the interpretative releases issued pursuant thereto, and the pronouncements of the SEC.

    6.11. NO BROKERS. CHS has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of Hallmark or CHS to pay any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that CHS has retained Lehman Brothers as its financial advisor, the arrangements with which have been disclosed in writing to Hallmark prior to the date hereof. Other than the foregoing arrangements, CHS is not aware of any claim for payment of any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby.

    6.12. CHS COMMON STOCK. The issuance and delivery by CHS of shares of CHS Common Stock in connection with the Merger and this Agreement have been duly and validly authorized by all necessary corporate action on the part of CHS except for the approval of its stockholders contemplated by this Agreement. The shares of CHS Common Stock to be issued in connection with the Merger and this Agreement, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable.

    6.13. OPINION OF FINANCIAL ADVISOR. CHS has received the opinion of Lehman Brothers, to the effect that, as of the date hereof, the consideration to be paid by CHS in the Merger to the holders of Hallmark Common Stock and the holders of Redeemable Preferred Stock pursuant to Section 4.1(b) and Section 4.1(c), respectively, is fair to CHS from a financial point of view.

    6.14. TAXES. CHS and each of its Subsidiaries (i) have timely filed all material federal, state and foreign tax returns required to be filed by any of them prior to the date of this Agreement or requests for extension have been timely filed and any such request shall have been granted and not expired and all such returns are complete in all material respects, (ii) have paid or accrued all taxes shown to be due and payable on such returns, and (iii) have properly accrued all such taxes for such periods subsequent to the periods covered by such returns, and (iv) have "open" years for federal income tax returns only as set forth in the CHS Disclosure Letter.

    6.15. EMPLOYEE BENEFIT PLANS. All employee benefit plans and other benefit arrangements covering employees of CHS and the CHS Subsidiaries (the "CHS Benefit Plans") are listed in the CHS Disclosure Letter, except CHS Benefit Plans which are not material. True and complete copies of the CHS Benefit Plans have been made available to Hallmark. To the extent applicable, the CHS Benefit Plans comply, in all material respects, with the requirements of ERISA, and the Code, and any CHS Benefit Plan intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be so qualified. No CHS employee benefit plan covered by Title IV of ERISA or Section 412 of the Code is now, or ever was, to the actual knowledge of the executive officers of CHS, maintained by CHS or any CHS Subsidiary, or any predecessors thereof. No CHS Benefit Plan nor CHS has incurred any liability or penalty under Section 4975 of the Code or Sections 502(i) or 502(l) of ERISA. Each CHS Benefit Plan has been maintained and administered in all material respects in compliance with its terms and with ERISA and the Code to the extent applicable thereto. The CHS Benefit Plans are, except by reason of possible non-compliance with Section 402(b) of ERISA, terminable by CHS. To the actual knowledge of the executive officers of CHS, there are no pending or anticipated material claims against or otherwise involving any of the CHS Benefit Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of CHS Benefit Plan activities) has been brought against or with respect to any such CHS Benefit Plan, except for any of the foregoing which would not have a CHS Material Adverse Effect. All contributions required to be made as of the date hereof to the CHS Benefit Plans have been made or provided for. Since September 25, 1980, neither CHS nor any entity under "common control" with CHS within the meaning of ERISA Section 4001 has contributed to, or been required to contribute to, any "multi-employer plan". CHS does not maintain or contribute to any plan or arrangement which provides or has any liability (except as may be required by law) to provide life insurance, medical or other employee welfare benefits to any employee or former employee upon his retirement or termination of employment and CHS has never represented, promised or contracted (whether in oral or written form) to or with any employee or former employee that such benefits would be provided. Except as disclosed in the CHS Reports, the execution of, and performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any benefit plan, policy, arrangement or agreement or any trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligations to fund benefits with respect to any employee.

    6.16. LABOR MATTERS. Neither CHS nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization. There is no unfair labor practice or labor arbitration proceeding pending or, to the actual knowledge of the executive officers of CHS, threatened against CHS or its Subsidiaries relating to their business, except for any such proceeding which would not have a CHS Material Adverse Effect. To the actual knowledge of the executive officers of CHS, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of CHS or any of its Subsidiaries.

    6.17. AGREEMENTS. (a) Neither CHS nor any of its Subsidiaries is a party to:

        (i) any agreement, contract or commitment containing any covenant limiting the freedom of CHS or any of its Subsidiaries to engage in any line of business or to compete with any person in any line of business permitted by its or their Certificate of Incorporation or by applicable law;

        (ii) any written agreement, order or decree of or with any federal or state regulatory agency except those listed in the CHS Disclosure Letter; or

       (iii)  any obligation  of guaranty  or indemnity,  except as  provided in
    Section 6.15, obligations of Subsidiaries guaranteed by CHS, and income guarantees provided to recruit healthcare professionals.

    (b) All material agreements, contracts or commitments (except those entered into in the ordinary course of business) to which CHS or any of its Subsidiaries is a party or which affects its or their business, operations or assets are listed in the CHS Reports. Neither CHS nor any of its Subsidiaries has in any material respect breached, nor is there any pending or threatened claim that it or any of its Subsidiaries has materially breached, any of the terms or conditions of any such agreements, contracts or commitments.

    6.18. TITLE TO ASSETS. (a) On March 31, 1994, CHS and each of its Subsidiaries had and, except with respect to assets disposed of for adequate consideration in the ordinary course of business since such date, now has, good and merchantable title to all real property and good and merchantable title to all other material properties and assets reflected on the consolidated balance sheet of CHS as of such date, and has good and merchantable title to all real property and good and merchantable title to all other material properties and assets acquired since such date, in each case free and clear of all mortgages, liens, pledges, restrictions, security interests, charges and encumbrances of any nature except for (i) mortgages and encumbrances which secure indebtedness which is properly reflected in the aforesaid balance sheet; (ii) liens for taxes accrued but not yet payable; (iii) liens arising as a matter of law in the ordinary course of business with respect to obligations incurred after the date of the aforesaid balance sheet, provided that the obligations secured by such liens are not delinquent or are being contested in good faith; (iv) such imperfections of title and encumbrances, if any, as do not materially detract from the value or materially interfere with the present use of any of such properties or assets or the pending sale of any of such owned properties or assets; and (v) capital leases, if any, with third parties for fair and adequate consideration. CHS and each of its Subsidiaries own, or have valid leasehold interests in, all material properties and assets used in the conduct of their business. Any real property and other material assets held under lease by CHS or any of its Subsidiaries are held under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made or proposed to be made by CHS or any of its Subsidiaries of such property.

    (b) With respect to each lease of any real property or a material amount of personal property to which CHS or any of its Subsidiaries is a party, and except for leases as lessor or sublessor to healthcare professionals, (i) such lease is in full force and effect in accordance with its terms; (ii) all rents and other monetary amounts that have become due and payable thereunder have been paid;
(iii) there exists no default, or event, occurrence, condition or act, which with the giving of notice, the lapse of time or the happening of any further event, occurrence, condition or act would become a default under such lease; and
(iv) the Merger will not constitute a breach under, or cause a termination of, such lease.

    (c) Neither CHS nor any of its Subsidiaries has any legal obligation, absolute or contingent, to any other person to sell or otherwise dispose of any substantial part of its assets; or to sell or dispose of any of its assets except in the ordinary course of business consistent with past practices.

    6.19. INSURANCE POLICIES. CHS and each of its Subsidiaries maintain in force insurance policies and bonds in such amounts and against such liabilities and hazards as are considered by it to be reasonable. A complete list of all such insurance policies is contained in the CHS Disclosure Letter. Neither CHS nor any of its Subsidiaries is now liable, nor will it or any of them become liable, for any material retroactive premium adjustment not recorded on its books or otherwise provided for. All policies are valid and enforceable and in full force and effect, and neither CHS nor any of its Subsidiaries has received any notice of a material premium increase or cancellation with respect to any of its insurance policies or bonds. Within the last three years, neither CHS nor any of its Subsidiaries has been refused any basic insurance coverage sought or applied for, and CHS has no reason to believe that its existing insurance coverage cannot be renewed as and when same shall expire, upon terms and conditions standard in the market at the time renewal is sought.

    6.20.  ENVIRONMENTAL MATTERS.

    (a) CHS and each of its Subsidiaries have obtained all material permits, licenses and other authorizations that are required to be obtained by it in connection with the operation of its businesses and ownership of its properties (collectively, the "CHS Subject Properties") under any applicable Environmental Law Requirements, except for such matters as would not have a CHS Material Adverse Effect;

    (b) CHS and each of its Subsidiaries are in compliance in all respects with all terms and conditions of such permits, licenses and authorizations and with all applicable Environmental Law Requirements, except for such matters as would not have a CHS Material Adverse Effect;

    (c) There are no past or present events, conditions, circumstances, activities or plans by CHS or any of its Subsidiaries related in any manner to CHS or any of its Subsidiaries or the CHS Subject Properties that did or would, in any respect, violate or prevent compliance or continued compliance with any of the Environmental Law Requirements or give rise to any Environmental Liability, except for such matters as would not have a CHS Material Adverse Effect;

    (d) There is no civil, criminal or administrative action, suit, demand, claim, order, judgment, hearing, notice or demand letter, notice of violation, investigation or proceeding pending or to the actual knowledge of any executive officer of CHS or any of its Subsidiaries threatened by any person against CHS, or any prior owner of any of the CHS Subject Properties and relating to any of the CHS Subject Properties, and relating in any way to any Environmental Law Requirement or seeking to impose any Environmental Liability, except for such matters as would not have a CHS Material Adverse Effect; and

    (e) Neither CHS nor any of its Subsidiaries is subject to or responsible for any Environmental Liability which is not set forth and adequately reserved against on the March 31, 1994 consolidated balance sheet of CHS.

    6.21. INTELLECTUAL PROPERTY. CHS and each of its Subsidiaries owns or has the legal right to use all trademarks, trade names, service marks, software and other intellectual property that is material to the conduct of its or their respective business.

    6.22. LICENSES AND PERMITS. All of CHS's hospitals and other health care facilities have all necessary licenses, permits, and authorizations required to lawfully conduct their respective businesses as presently conducted, including but not limited to all material licenses, certificates of need, permits, certifications, provider and other third-party payor contracts and regulatory authorizations required for the hospitals to operate as they currently operate and in accordance with all applicable laws, rules, regulations, ordinances, or orders of any governmental authority, and (a) no such license, permit, or authorization is subject to revocation or forfeiture by virtue of any existing circumstance, (b) there is no pending or threatened proceeding to modify in any material respect or revoke any material license, permit, or authorization, and
(c) no such license, permit, or authorization is subject to any outstanding order, decree, judgment, stipulation, or known investigation that would materially affect such license, permit, or authorization. All of CHS's hospitals and other health care facilities have obtained accreditation by the Joint Commission on Accreditation of Healthcare Organizations for the Hospital, other than Pinellas Community Hospital.

    6.23. MEDICARE/MEDICAID COST REPORTS. Neither CHS nor any of its Subsidiaries has filed any required terminating Medicare cost report on any facility which CHS or any of its Subsidiaries has sold or no longer operates, for which it has not received a Notice of Program Reimbursement. Neither CHS nor any of its Subsidiaries has received any Notice of Program Reimbursement (or similar document for Medicaid) with respect to any of its facility's cost reports, including cost reports for those facilities it has sold or no longer operates, which requires a material refund to the government agency responsible for the Medicare or Medicaid program and which either (a) has not been paid or
(b) is not reflected as a liability in the consolidated balance sheet of CHS and its Subsidiaries at March 31, 1994.

    6.24. COMPLIANCE WITH MEDICARE/MEDICAID PROGRAMS. CHS and its Subsidiaries have filed all cost and other reports required to be filed in connection with all state and federal Medicare and Medicaid programs due on or before the date hereof, which are complete and correct in all material respects, subject to adjustment upon audit. There are no claims, actions, payment reviews or appeals pending or threatened before any commission, board or agency, including, without limitation, any intermediary or carrier, the Administrator of the Health Care Financing Administration, or any state agency, with respect to any Medicare or Medicaid claims filed by CHS or any of its Subsidiaries on or before the date hereof, which would have a CHS Material Adverse Effect or materially adversely effect, any of its hospitals, the operation or utility thereof, or the consummation of the transactions contemplated hereby, except as set forth on the CHS Disclosure Letter (and except for appeals of items that are fully reserved in the CHS Reports) and no validation review or program integrity review related to CHS, or any of its hospitals or Subsidiaries has been conducted since January 1, 1991 by any commission, board or agency in connection with the Medicare or Medicaid program, and to the actual knowledge of the executive officers of CHS, no such reviews are scheduled, pending or threatened against or affecting CHS, any of its hospitals or Subsidiaries.

                                   ARTICLE 7

    7.  COVENANTS.

    7.1.   ACQUISITION PROPOSALS.  Prior  to the Effective Time, Hallmark agrees
(a) that neither it nor any of its Subsidiaries shall, and Hallmark shall direct and use its best efforts to cause its respective officers, directors, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) with respect to a merger, acquisition, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or equity securities of, Hallmark or any of its Significant Subsidiaries (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal") or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; (b) that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing and Hallmark will take the necessary steps to inform the individuals or entities referred to above of the obligations undertaken in this Section 7.1; and (c) that it will notify CHS immediately of the identity of the potential acquiror and the terms of such person's or entity's proposal if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, it; provided, however, that nothing contained in this Section 7.1 shall prohibit the Board of Directors of Hallmark from (i) furnishing information to or entering into discussions or negotiations with, any person or entity that makes an unsolicited written proposal to acquire Hallmark pursuant to a merger, consolidation, share exchange, purchase of a substantial portion of the assets, business combination or other similar transaction, if, and only to the extent that, (A) the Board of Directors of Hallmark determines in good faith that such action is required for the Board of Directors to comply with its fiduciary duties to stockholders (B) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity, Hallmark provides written notice to CHS to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity, and (C) subject to any confidentiality agreement with such person or entity (which Hallmark determined in good faith was required to be executed in order for the Board of Directors to comply with its fiduciary duties to stockholders), Hallmark keeps CHS informed of the status of any such discussions or negotiations; and (ii) to the extent applicable, complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal. Nothing in this Section 7.1 shall (x) permit Hallmark to terminate this Agreement (except as specifically provided in Article 9 hereof), (y) permit Hallmark to enter into any agreement with respect to an Acquisition Proposal during the term of this Agreement (it being agreed that during the term of this Agreement, Hallmark shall not enter into any agreement with any person that provides for, or in any way facilitates, an Acquisition Proposal (other than a confidentiality agreement in customary form)), or (z) affect any other obligation of any party under this Agreement.

    7.2. CONDUCT OF BUSINESS. (a) Prior to the Effective Time, except as set forth in the Hallmark Disclosure Letter or as contemplated by any other provision of this Agreement, unless CHS has consented in writing thereto,
Hallmark:

        (i) Shall, and  shall cause  each of  its Subsidiaries  to, conduct  its
    operations   according  to  its  usual,   regular  and  ordinary  course  in
    substantially the same manner as heretofore conducted;

        (ii)  Shall  use  its  best  efforts,  and  shall  cause  each  of   its
    Subsidiaries to use its best efforts, to preserve intact its business organizations and goodwill, keep available the services of its officers and employees and maintain satisfactory relationships with those persons having business relationships with it;

       (iii) Shall confer on a bi-weekly basis with one or more representatives of CHS to report on operational matters and performance, and any proposal to acquire any business, hospital, physician practice or other material assets, or to engage in any other material transaction;

       (iv) Shall not amend its Certificate of Incorporation or Bylaws;

        (v) Shall promptly notify CHS of any material emergency or other material change in the condition (financial or otherwise), business, properties, assets, liabilities, prospects or the normal course of its businesses or in the operation of its properties, any material litigation or material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the occurrence of any event, circumstance or transaction that would constitute a breach of any representation or warranty contained herein as if such representation or warranty was being made as of the date of such event, circumstance or transaction;

       (vi) Shall promptly deliver to CHS true and correct copies of any report, statement or schedule filed with the SEC subsequent to the date of this Agreement, any internal monthly operating report(s) prepared for or delivered to Hallmark's Board of Directors and the monthly consolidating financial statements for Hallmark and its Subsidiaries for and as of each month end subsequent to the date of this Agreement;

       (vii) Shall not (A) except pursuant to the exercise of options, warrants, conversion rights and other contractual rights existing on the date hereof and disclosed pursuant to this Agreement, issue any shares of its capital stock, effect any stock split or otherwise change its capitalization as it existed on the date hereof, (B) grant, confer or award any option, warrant, conversion right or other right not existing on the date hereof to acquire any shares of its capital stock, (C) increase any compensation or enter into or amend any employment agreement with any of its present or future officers or directors, except for normal increases consistent with past practices and the payment of cash bonuses to officers pursuant to and consistent with existing plans or programs, or (D) adopt any new employee benefit plan (including any stock option, stock benefit or stock purchase plan) or amend any existing employee benefit plan in any material respect;

      (viii) Shall not (A) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock or (B) except in connection with the use of shares of capital stock to pay the exercise price or tax withholding in connection with stock-based employee benefit plans of Hallmark, directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or capital stock of any of its Subsidiaries, or make any commitment for any such action; and

       (ix) Shall not, and shall not permit any of its Subsidiaries to sell, lease or otherwise dispose of any of its assets (including capital stock of Subsidiaries) which are material, individually or in the aggregate, except in the ordinary course of business.

    (b) Prior to the Effective Time, except as set forth in the CHS Disclosure Letter or as contemplated by any other provision of this Agreement, unless Hallmark has consented in writing thereto, CHS:

        (i) Shall, and  shall cause  each of  its Subsidiaries  to, conduct  its
    operations   according  to  its  usual,   regular  and  ordinary  course  in
    substantially the same manner as heretofore conducted;

        (ii)  Shall  use  its  best  efforts,  and  shall  cause  each  of   its
    Subsidiaries to use its best efforts, to preserve intact its business organizations and goodwill, keep available the services of its officers and employees and maintain satisfactory relationships with those persons having business relationships with it;

       (iii) Shall  promptly  notify CHS  of  any material  emergency  or  other material change in the condition (financial or otherwise), business, properties, assets, liabilities, prospects or the normal course of its businesses or in the operation of its properties, any material litigation or material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the occurrence of any event, circumstance or transaction that would constitute a breach of any representation or warranty contained herein as if such representation or warranty was being made as of the date of such event, circumstance or transaction;

       (iv) Shall not amend its Certificate of Incorporation to affect its capitalization;

        (v) Shall promptly deliver to CHS true and correct copies of any report, statement or schedule filed with the SEC subsequent to the date of this Agreement and its internal consolidated monthly operating statements for each month end subsequent to the date of this Agreement;

       (vi) Shall not declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock; and

       (vii) Shall not, and shall not permit any of its Subsidiaries to sell, lease or otherwise dispose of any of its assets (including capital stock of Subsidiaries) which are material, individually or in the aggregate, except in the ordinary course of business.

    7.3. MEETINGS OF STOCKHOLDERS. Each of CHS and Hallmark will take all action necessary in accordance with applicable law and its Certificate of Incorporation and Bylaws to convene a meeting of its stockholders as promptly as practicable to consider and vote upon the approval of this Agreement and the transactions contemplated hereby. The Board of Directors of each of CHS and Hallmark shall recommend such approval and CHS and Hallmark shall each take all lawful action to solicit such approval; including, without limitation, timely mailing the Proxy Statement/Prospectus (as defined in Section 7.7); provided, however, that such recommendation or solicitation is subject to any action taken by, or upon authority of, the Board of Directors of CHS or Hallmark, as the case may be, in the exercise of its good faith judgment as to its fiduciary duties to its stockholders. CHS and Hallmark shall coordinate and cooperate with respect to the timing of such meetings and shall use their best efforts to hold such meetings on the same day. It shall be a condition to CHS's obligation to mail the Proxy Statement/ Prospectus that CHS shall have received (a) an opinion of Lehman Brothers, dated the date of the Proxy Statement/Prospectus, to the effect that, as of the date thereof, the consideration to be paid by CHS pursuant to the Merger is fair to CHS from a financial point of view and (b) a "comfort" letter from Arthur Andersen & Co., independent public accountants for Hallmark, dated the date of the Proxy Statement/Prospectus, with respect to the financial statements of Hallmark included in the Proxy Statement/Prospectus, substantially in the form described in Section 8.3(c). It shall be a condition to Hallmark's obligation to mail the Proxy Statement/Prospectus that Hallmark shall have received (a) an opinion of Mabon Securities Corp., dated the date of the Proxy Statement/ Prospectus, to the effect that, as of the date thereof, the consideration to be received by the holders of Hallmark Common Stock and the holders of Redeemable Preferred Stock pursuant to Section 4.1(b) and Section 4.1(c), respectively, is fair to such stockholders from a financial point of view and (b) a "comfort" letter from Arthur Andersen & Co., independent public accountants for CHS, dated the date of the Proxy Statement/Prospectus, with respect to the financial statements of CHS included in the Proxy Statement/Prospectus, substantially in the form described in Section 8.2(c).

    7.4. FILINGS; OTHER ACTION. Subject to the terms and conditions herein provided, Hallmark and CHS shall: (a) promptly make their respective filings and thereafter make any other required submissions under the HSR Act with respect to the Merger; (b) use their best efforts to cooperate with one another in (i) determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, governmental or regulatory authorities of the United States, the several states and foreign jurisdictions in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (ii) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations; and (c) use their best efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by this Agreement. If at any time after the Effective Time, any further action is necessary or desirable to carry out the purpose of this Agreement, the proper officers and directors of CHS and Hallmark shall take all such necessary action.

    7.5. INSPECTION OF RECORDS. From the date hereof to the Effective Time, each party hereto shall allow all designated officers, attorneys, accountants and other representatives of the other parties access at all reasonable times to the records (except patient medical records) and files, correspondence, audits and properties, as well as to all information relating to commitments, contracts, titles and financial position, or otherwise pertaining to the business and affairs, of such party and its Subsidiaries.

    7.6. PUBLICITY. The initial press release relating to this Agreement shall be a joint press release and thereafter Hallmark and CHS shall, subject to their respective legal obligations (including requirements of stock exchanges and other similar regulatory bodies), consult with each other, and use reasonable efforts to agree upon the text of any press release, before issuing any such press release or otherwise making public statements with respect to the transactions contemplated hereby and in making any filings with any federal or state governmental or regulatory agency or with any national securities exchange with respect thereto.

    7.7. REGISTRATION STATEMENT. CHS and Hallmark shall cooperate and promptly prepare and CHS shall file with the SEC as soon as practicable a Registration Statement on Form S-4 (the "Form S-4") under the Securities Act, with respect to the CHS Common Stock issuable in the Merger, a portion of which Registration Statement shall also serve as the joint proxy statement with respect to the meetings of the stockholders of Hallmark and of CHS in connection with the Merger (the "Proxy Statement/Prospectus"). The respective parties will cause the Proxy Statement/Prospectus and the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder. CHS shall use all reasonable efforts, and Hallmark will cooperate with CHS, to have the Form S-4 declared effective by the SEC as promptly as practicable. CHS shall use its best efforts to obtain, prior to the effective date of the Form S-4, all necessary state securities law or "Blue Sky" permits or approvals required to carry out the transactions contemplated by this Agreement. CHS agrees that the Proxy Statement/Prospectus and each amendment or supplement thereto at the time of mailing thereof and at the time of the respective meetings of stockholders of CHS and Hallmark, or, in the case of the Form S-4 and each amendment or supplement thereto, at the time it is filed or becomes effective, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however that the foregoing shall not apply to the extent that any such untrue statement of a material fact or omission to state a material fact was made by CHS in reliance upon and in conformity with information concerning Hallmark furnished to CHS by Hallmark or its officers, directors, or other agents or affiliates specifically for use in the Proxy Statement/ Prospectus. Hallmark agrees that the information provided by it for inclusion in the Proxy Statement/Prospectus and each amendment or supplement thereto, at the time of mailing thereof and at the time of the respective meetings of stockholders of CHS and Hallmark, or, in the case of information provided by Hallmark for inclusion in the Form S-4 or any amendment or supplement thereto, at the time it is filed or becomes effective, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. CHS will advise Hallmark, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the CHS Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information.

    7.8. LISTING APPLICATION. CHS shall promptly prepare and submit to NASDAQ or such other national securities exchange on which the CHS Common Stock is listed a listing application covering the shares of CHS Common Stock issuable in the Merger, and shall use its best efforts to obtain, prior to the Effective Time, approval for the listing of such CHS Common Stock for trading on its National Market System.

    7.9. FURTHER ACTION. Each party hereto shall, subject to the fulfillment at or before the Effective Time of each of the conditions of performance set forth herein or the waiver thereof, perform such further acts and execute such documents as may be reasonably required to effect the Merger.

    7.10.  AGREEMENTS BY AFFILIATED STOCKHOLDERS.

    (a) At least 30 days prior to the Closing Date, Hallmark shall deliver to CHS a list of names and addresses of those persons who were or are anticipated to be, in Hallmark's reasonable judgment, at the time the Merger is submitted to a vote of the stockholders of Hallmark, "affiliates" (each such person, an "Affiliate") of Hallmark within the meaning of Rule 145 of the rules and regulations promulgated under the Securities Act ("Rule 145"). Hallmark shall provide CHS such information and documents as CHS shall reasonably request for purposes of reviewing such list. Hallmark shall use all reasonable efforts to deliver or cause to be delivered to CHS, prior to the Closing Date, from each of the Affiliates of Hallmark identified in the foregoing list, an Affiliate Letter in the form attached hereto as Exhibit A. CHS shall be entitled to place legends as specified in such Affiliate Letters on the certificates evidencing any CHS Common Stock to be received by such Affiliates pursuant to the terms of this Agreement, and to issue appropriate stock transfer instructions to the transfer agent for the CHS Common Stock, consistent with the terms of such Letters.

    (b) At least 30 days prior to the Closing Date, CHS shall deliver to Hallmark a list of names and addresses of those persons who were or are anticipated to be, in CHS's reasonable judgment, at the time the Merger is submitted to a vote of the stockholders of CHS, Affiliates of CHS within the meaning of Rule 145. CHS shall provide Hallmark such information and documents as Hallmark shall reasonably request for purposes of reviewing such list. CHS shall use all reasonable efforts to deliver or cause to be delivered to Hallmark prior to the Closing Date, from each of the Affiliates of CHS identified in the foregoing list, an Affiliate Letter in the form attached hereto as Exhibit B.

    7.11. EXPENSES. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses except as set forth in Section 9.5 hereof and except that (a) the filing fee in connection with the HSR Act filing, (b) the filing fee in connection with the filing of the Form S-4 or Proxy Statement/Prospectus with the SEC, (c) the filing fees and counsel fees and expenses incurred by CHS in connection with obtaining the necessary state securities or "Blue Sky" law permits and approvals, (d) the expenses incurred in connection with printing and mailing the Form S-4 and the Proxy Statement/Prospectus, and (e) any expenses incurred to perform environmental assessments or surveys of real property owned or leased by Hallmark, shall be shared equally by Hallmark and CHS.

    7.12. INDEMNIFICATION AND INSURANCE. (a) From and after the Effective Time, Surviving Corporation shall indemnify, defend and hold harmless to the same extent provided under the Certificate of Incorporation and/or Bylaws of CHS as such documents were in effect on the date of this Agreement, each person who as of the date immediately prior to the Effective Time was an officer or director of Hallmark or any Subsidiary thereof (individually, an "Indemnified Party" and collectively, the "Indemnified Parties"), against all losses, claims, damages, liabilities, costs or expenses (including reasonable attorneys' fees) based upon or arising from his acts or omissions as an officer or director of Hallmark; provided, however, that the indemnification provided herein shall not apply to any claim against an Indemnified Person if such Indemnified Person had actual knowledge of the existence of the claim and failed to make a good faith effort to require Hallmark to notify its existing directors and officers liability insurance carriers of the existence of such claim prior to the Closing Date; provided, however, that the immediately preceding clause shall not preclude the advancement of expenses in accordance with the Certificate of Incorporation and/or Bylaws of CHS, subject to an Indemnified Party's obligation to repay such advances if it shall ultimately be determined that he is not entitled to be indemnified by CHS.

    (b) For  a period  of five  years after  the Effective  Time, the  Surviving
Corporation shall not amend the provisions of its Certificate of Incorporation and Bylaws providing for exculpation of director and officer liability and indemnification, as such documents were in effect on the date of this Agreement, in any respect that would diminish or otherwise jeopardize the Indemnified Parties' rights of indemnification thereunder, unless required by law or by the Surviving Corporation's then existing directors and officers liability insurance carriers.

    (c) For a period of five years after the Effective Time, CHS shall cause to be maintained director and officer liability insurance in an amount equal to or greater than $15,000,000 covering any of the Indemnified Parties.

    (d) CHS shall pay all expenses, including reasonable attorneys' fees, that may be incurred by any Indemnified Parties in enforcing the indemnity and other obligations provided for in this Section 7.12.

    (e) Each Indemnified Party hereby releases, effective at the Effective Time of the Merger, CHS and the Surviving Corporation from any obligation that either of them may have (including any obligation as successor to Hallmark) to indemnify such Indemnified Party for acts taken by such Indemnified Party as an officer and/or director and/or employee of Hallmark and/or any of its Subsidiaries, except to the extent set forth in this Section 7.12.

    7.13.  CERTAIN BENEFITS.

    (a) From and after the Effective Time, subject to applicable law, and except as contemplated hereby with respect to the Hallmark Stock Option Plans and the termination of Hallmark's 1993 Long-Term Incentive Plan and 1990 Long-Term Cash Incentive Plan for Non-Executive Officers and Other Key Employees (Fiscal 1993 Awards), CHS and its Subsidiaries will honor in accordance with their terms, all Hallmark Benefit Plans listed in the Hallmark Disclosure Letter; provided, however, that nothing herein shall preclude any change effected on a prospective basis in any such Hallmark Benefit Plan that is permitted pursuant to the following sentence of this Section 7.13. For a period of not less than one year following the Effective Time, subject to applicable law, CHS and its
Subsidiaries will provide benefits (or cash compensation in lieu of such benefits), other than severance arrangements, to Hallmark employees who become employees of CHS and its Subsidiaries which will under the aforesaid Hallmark Benefit Plans or under the CHS Benefit Plans or any combination thereof (it being expressly acknowledged that different Hallmark employees may be covered under different combinations of benefit plans and arrangements at any given time); provided that CHS shall have the right to revise coverage under the CHS Benefit Plans during the one-year period as long as such revisions do not cause a material reduction in the Hallmark employees' overall benefits packages on an aggregate basis as compared to coverage provided under the aforesaid Hallmark Benefit Plans on the Closing Date. With respect to the CHS Benefit Plans, CHS and the Surviving Corporation shall grant all Hallmark employees from and after the Effective Time credit for all service with Hallmark and its affiliates and predecessors prior to the Effective Time for all purposes for which such service was recognized by Hallmark. To the extent CHS Benefit Plans provide medical or dental welfare benefits after the Effective Time, such plans shall allow a credit for all employee service for Hallmark and its affiliates for any preexisting conditions and shall provide that any expenses incurred on or before the Effective Time shall be taken into account under CHS Benefit Plans for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions.

    (b) CHS agrees to employ at the Effective Time all employees of Hallmark and its Subsidiaries who are employed on the Closing Date on terms consistent with Hallmark's current employment practices and at comparable levels of compensation and positions. Such employment shall be at will and CHS shall be under no obligation to continue to employ any individuals.

    (c) For purposes of this Section 7.13, the term "employees" shall mean all current employees of Hallmark and its Subsidiaries (including those on lay-off, disability or leave of absence, paid or unpaid).

    7.14. POOLING; REORGANIZATION. From and after the date hereof and until the Effective Time, neither CHS nor Hallmark nor any of their respective subsidiaries or other affiliates shall (i) knowingly take any action, or knowingly fail to take any action, that would jeopardize the treatment of the Merger as a "pooling of interests" for accounting purposes; (ii) knowingly take any action, or knowingly fail to take any action, that would jeopardize qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code; or (iii) enter into any contract, agreement, commitment or arrangement with respect to either of the foregoing. Following the Effective Time,

CHS shall use its best efforts to conduct its business in a manner that would not jeopardize the characterization of the Merger as a "pooling of interests" for accounting purposes and as a reorganization within the meaning of Section 368(a) of the Code.

    7.15. GOVERNANCE. CHS's Board of Directors shall take all action necessary to cause the directors comprising the full Board of Directors of CHS at the Effective Time to be comprised of eight directors, consisting of all of the current directors of CHS (the "CHS Designees") and Messrs. James McAfee and Kay Sladen (the "Hallmark Designees"). If, prior to the Effective Time, any of the CHS Designees or the Hallmark Designees shall decline or be unable to serve as a director, Hallmark (if such person was a Hallmark Designee) or CHS (if such person was a CHS Designee) shall designate another person to serve in such person's stead, which person shall be reasonably acceptable to the non-designating party.

    7.16. STOCKHOLDER COMMITMENTS. Simultaneously with the execution of this Agreement, each of the executive officers and directors of Hallmark shall execute and deliver to CHS a Stockholder's Commitment in the form attached hereto as Exhibit C.

    7.17. RESTRUCTURING OF MERGER. Upon the mutual agreement of CHS and Hallmark, the Merger shall be restructured in the form of a reverse triangular merger of Merger Sub into Hallmark, with Hallmark being the surviving corporation. In such event, this Agreement shall be deemed appropriately modified to reflect such form of merger.

                                   ARTICLE 8

    8.  CONDITIONS.

    8.1.   CONDITIONS TO  EACH PARTY'S  OBLIGATION TO  EFFECT THE  MERGER.   The
respective obligation of each party to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

        (a) This Agreement and the transactions contemplated hereby shall have been approved in the manner required by applicable law or by applicable regulations of any stock exchange or other regulatory body by the holders of the issued and outstanding shares of capital stock of Hallmark and CHS entitled to vote thereon.

        (b) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

        (c) Neither of the parties hereto shall be subject to any order or injunction of a court of competent jurisdiction which prohibits the consummation of the transactions contemplated by this Agreement. In the event any such order or injunction shall have been issued, each party agrees to use its reasonable efforts to have any such injunction lifted.

        (d) The Form S-4 shall have become effective and no stop order with respect thereto shall be in effect.

        (e) CHS and Hallmark shall have received from Arthur Andersen & Co. an opinion that the Merger will be treated as a "pooling of interests" under applicable accounting standards.

        (f) All consents, authorizations, orders and approvals of (or filings or registrations with) any governmental commission, board or other regulatory body required in connection with the execution, delivery and performance of this Agreement shall have been obtained or made, except for filings in connection with the Merger and any other documents required to be filed after the Effective Time and except where the failure to have obtained or made any such consent, authorization, order, approval, filing or registration would not have a material adverse effect on the business of CHS and Hallmark (and their respective Subsidiaries), taken as a whole, following the Effective Time.

    8.2.    CONDITIONS TO  OBLIGATION OF  HALLMARK  TO EFFECT  THE MERGER.   The
obligation of Hallmark to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

        (a) CHS shall have performed its agreements contained in this Agreement required to be performed on or prior to the Closing Date and the representations and warranties of CHS and Merger Sub contained in this Agreement and in any document delivered in connection herewith shall be true and correct as of the Closing Date, and Hallmark shall have received a certificate of the Chairman and President of CHS, dated the Closing Date, certifying to such effect; provided however, that notwithstanding anything herein to the contrary, this Section 8.2(a) shall be deemed to have been satisfied even if such representations or warranties are not true and correct, unless the failure of any of the representations or warranties to be so true and correct would have or would be reasonably likely to have a CHS Material Adverse Effect.

        (b) Hallmark shall have received the opinion of King and Spalding, dated the Closing Date, to the effect that the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that the conversion in the Merger of Hallmark Common Stock and Redeemable Preferred Stock into CHS Common Stock will not result in gain or loss to the holders thereof.

        (c) Hallmark shall have received a "comfort" letter from Arthur Andersen & Co., of the kind contemplated by the Statement of Auditing Standards with respect to Letters to Underwriters promulgated by the American Institute of Certified Public Accountants (the "AICPA Statement"), dated the Closing
    Date, in form and substance reasonably satisfactory to Hallmark, in connection with the procedures undertaken by them with respect to the financial statements of CHS and its Subsidiaries contained in the Form S-4, and the other matters contemplated by the AICPA Statement and customarily included in comfort letters relating to transactions similar to the Merger.

        (d) From the date of this Agreement through the Effective Time, there shall not have occurred any change in the financial condition, business or operations of CHS and its Subsidiaries, taken as a whole, that would have or would be reasonably likely to have a CHS Material Adverse Effect other than any such change that affects both Hallmark and CHS in a substantially similar manner; provided, however, that any determination with respect to the occurrence of a CHS Material Adverse Effect shall exclude the effect of expenses incurred by CHS in connection with this Agreement.

        (e) Hallmark shall have received an opinion from McGlinchey Stafford Lang, A Law Corporation, special counsel to CHS, dated as of the Closing Date, in form and substance reasonably satisfactory to Hallmark.

    8.3. CONDITIONS TO OBLIGATION OF CHS AND MERGER SUB TO EFFECT THE MERGER. The obligations of CHS and Merger Sub to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

        (a) Hallmark shall have performed its agreements contained in this Agreement required to be performed on or prior to the Closing Date and the representations and warranties of Hallmark contained in this Agreement and in any document delivered in connection herewith shall be true and correct as of the Closing Date, and CHS shall have received a certificate of the Chairman and President of Hallmark, dated the Closing Date, certifying to such effect; provided, however, that notwithstanding anything herein to the contrary, this Section 8.3(a) shall be deemed to have been satisfied even if such representations or warranties are not true and correct, unless the failure of any of the representations or warranties to be so true and correct would have or would be reasonably likely to have a Hallmark Material Adverse Effect.

        (b) CHS shall have received the opinion of McGlinchey Stafford Lang, A Law Corporation, special counsel to CHS, dated the Closing Date, to the effect that the Merger will be treated for

    Federal income  tax  purposes as  a  reorganization within  the  meaning  of
    Section 368(a) of the Code, and that CHS and Hallmark will each be a party to that reorganization within the meaning of Section 368(b) of the Code.

        (c) CHS shall have received a "comfort" letter from Arthur Andersen & Co., of the kind contemplated by the AICPA Statement, dated the Closing Date, in form and substance reasonably satisfactory to CHS, in connection with the procedures undertaken by them with respect to the financial statements and other financial information of Hallmark and its Subsidiaries contained in the Form S-4 and the other matters contemplated by the AICPA Statement and customarily included in comfort letters relating to transactions similar to the Merger.

        (d) From the date of this Agreement through the Effective Time, there shall not have occurred any change in the financial condition, business or operations of Hallmark and its Subsidiaries, taken as whole, that would have or would be reasonably likely to have a Hallmark Material Adverse Effect, other than any such change that affects both Hallmark and CHS in a substantially similar manner; provided, however, that any determination with respect to the occurrence of a Hallmark Material Adverse Effect shall exclude the effect of expenses incurred by Hallmark in connection with this Agreement.

        (e) CHS and Merger Sub shall have received an opinion from King & Spalding, special counsel to Hallmark, dated as of the Closing Date, in form and substance reasonably satisfactory to CHS and Merger Sub.

        (f) CHS shall have received from not less than 75% by value of the participants in Hallmark's 1993 Long-Term Incentive Plan an executed Consent to the termination of such plan in the form attached hereto as Exhibit D.

                                   ARTICLE 9

    9.  TERMINATION.

    9.1. TERMINATION BY MUTUAL CONSENT. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval of this Agreement by the stockholders of Hallmark or CHS, by the mutual consent of CHS and Hallmark.

    9.2. TERMINATION BY EITHER CHS OR HALLMARK. This Agreement may be terminated and the Merger may be abandoned by action of the Board of Directors of either CHS or Hallmark if (a) the Merger shall not have been consummated by December 31, 1994, or (b) the approval of Hallmark's stockholders required by
Section 8.1(a) shall not have been obtained at a meeting duly convened therefor or at any adjournment thereof, or (c) the approval of CHS' stockholders required by Section 8.1(a) shall not have been obtained at a meeting duly convened therefor or at any adjournment thereof, or (d) a United States federal or state court of competent jurisdiction or United States federal or state governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this clause (d) shall have used all reasonable efforts to remove such injunction, order or decree; and further provided, in the case of a termination pursuant to clause (a) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in a manner that shall have proximately contributed to the occurrence of the failure referred to in said clause.

    9.3. TERMINATION BY HALLMARK. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the adoption and approval by the stockholders of Hallmark referred to in Section 8.1(a), by action of the Board of Directors of Hallmark, if (a) in the exercise of its good faith judgment as to its fiduciary duties to its stockholders the Board of Directors of Hallmark shall have failed to recommend or shall have withdrawn or modified its recommendation or approval of the transactions contemplated by this Agreement, or (b) there has been a breach by CHS or Merger Sub of any representation or warranty contained in this Agreement which would have or would be reasonably likely to have a CHS Material Adverse Effect, or (c) there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of CHS, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by Hallmark to CHS or (d) there has been a breach by CHS of its covenant in Section 7.3 hereof to recommend approval of this Agreement and the transactions contemplated thereby.

    9.4. TERMINATION BY CHS. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the adoption and approval by the stockholders of CHS referred to in Section 8.1(a), by action of the Board of Directors of CHS, if (a) there has been a breach by Hallmark of any representation or warranty contained in this Agreement which would have or would be reasonably likely to have a Hallmark Material Adverse Effect; or (b) there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of Hallmark, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by CHS to Hallmark; or (c) another entity, person, or group (as defined in Section 13(d)(3) of the Exchange Act) commences a public offer to acquire at least 990,136 shares of Hallmark Common Stock at a price per share in excess of $23.00 per share and, in fact, acquires pursuant to said offer or otherwise at least 990,136 shares of Hallmark Common Stock or it shall have been publicly disclosed or CHS shall have learned that any entity, person, or group shall have acquired at least 990,136 shares of Hallmark Common Stock, or shall have been granted any option or right, conditional or otherwise, to acquire at least 990,136 shares of Hallmark Common Stock; or (d) Hallmark enters into an agreement providing for a business combination whereby Hallmark, or at least 990,136 shares of Hallmark Common Stock, or all or substantially all of Hallmark's assets are to be acquired by, or Hallmark is to be consolidated with, a person or entity other than CHS or a Subsidiary or affiliate of CHS; or (e) there has been a material breach by Hallmark of any of the covenants contained in Section 7.1 hereof or a breach of such Section resulting in an Acquisition Proposal, or a breach of its covenant in Section 7.3 hereof to recommend approval of this Agreement and the transactions contemplated thereby.

    9.5.  EFFECT OF TERMINATION AND ABANDONMENT.

    (a) If (i) Hallmark terminates this Agreement pursuant to Section 9.3(a), or
(ii) CHS terminates this Agreement pursuant to Sections 9.4(c), 9.4(d), or 9.4(e), and as of the date of such termination, (x) there has been no breach by CHS of a representation or warranty which would have or would be reasonably likely to have a CHS Material Adverse Effect, or (y) there has been no material breach of any of the covenants or agreements set forth in this Agreement on the part of CHS, then immediately, but in any event not later than five business days after such termination, Hallmark shall pay to CHS an amount in cash equal to $8,000,000, plus actual out of pocket expenses incurred by CHS and Merger Sub in connection with the transactions contemplated hereby (including but not limited to fees and disbursements of counsel, fees and expenses of investment bankers, accountants and lenders, and printing costs) in an amount not exceeding $1,500,000 (collectively, the "CHS Fee").

    (b) If (i) Hallmark terminates this Agreement pursuant to Section 9.3(b), or
(ii) CHS terminates this Agreement pursuant to Section 9.4(a), then immediately, but in any event not later than five business days after such termination, the non-terminating party shall pay to the terminating party an amount equal to such terminating party's actual out of pocket expenses incurred by the terminating party in connection with the transactions contemplated hereby (including but not limited to fees and disbursements of counsel, fees and expenses of investment bankers, accountants and lenders, and printing costs) in an amount not exceeding $2,000,000 (the "Termination Fee"); provided, however, that the Termination Fee shall not be payable if, as of the date of such termination, (x) there has been a breach by the terminating party of a representation or warranty which would have or would be reasonably likely to have, a CHS Material Adverse Effect or Hallmark Material Adverse Effect, as the case may be, or (y) there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the terminating party.

    (c) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article 9, all obligations of the parties hereto shall terminate, except the obligations of the parties pursuant to this Section 9.5 and Section 7.11 and except for the provisions of Sections 10.3, 10.4, 10.6, 10.8, 10.9, 10.12, 10.13 and 10.14. In the event of termination of this Agreement pursuant to Sections 9.3 or 9.4, nothing herein shall prejudice the ability of the non-breaching party from seeking damages from any other party for any breach of this Agreement, including without limitation, attorneys' fees and the right to pursue any remedy at law or in equity unless such non-breaching party has received the Termination Fee, in which event, such fee shall constitute liquidated damages and the non-breaching party shall have no right to pursue any other remedy; and provided further, that in the event CHS has received the CHS Fee, it shall not (i) assert or pursue in any manner, directly or indirectly, any claim or cause of action based in whole or in part upon alleged tortious or other interference with rights under this Agreement against any entity or person submitting an Acquisition Proposal or (ii) assert or pursue in any manner, directly or indirectly, any claim or cause of action against Hallmark or any of its officers or directors based in whole or in part upon its or their receipt, consideration, recommendation, or approval of an Acquisition Proposal or Hallmark's exercise of its right of termination under Section 9.3(a). Notwithstanding the foregoing, in the event either party is required to file suit to seek any such fee, and it ultimately succeeds on the merits, it shall be entitled to all expenses, including attorneys' fees, which it has incurred in enforcing its rights hereunder.

    9.6. EXTENSION; WAIVER. At any time prior to the Effective Time, any party hereto, by action taken by its Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                   ARTICLE 10

    10.  GENERAL PROVISIONS.

    10.1.   NONSURVIVAL  OF REPRESENTATIONS,  WARRANTIES  AND AGREEMENTS.    All
representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall be deemed to the extent expressly provided herein to be conditions to the Merger and shall not survive the Merger, provided, however, that the agreements contained in Article 4 and in Sections 7.12, 7.13, 7.14 and 7.15 and this Article 10, and the agreements delivered pursuant to this Agreement shall survive the Merger.

    10.2. NOTICES. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission and by courier service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

If to CHS or Merger Sub:              If to Hallmark:
  3707 FM 1960 West, Suite 500          300 Galleria Parkway, Suite 650
  Houston, TX 77068                     Atlanta, GA 30339
  Attn: E. Thomas Chaney                Attn: Robert M. Thornton, Jr.
        President                             President

With a copy to:                       With a copy to:
  McGlinchey Stafford Lang              King & Spalding
  2777 Stemmons Freeway, Ste. 925       191 Peachtree Street
  Dallas, Texas 75207                   Atlanta, Georgia 30303
  Attn: Alan Jacobs, Esq.               Attn: Robert Miller, Esq.

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or mailed.

    10.3. ASSIGNMENT; BINDING EFFECT; BENEFIT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, except for the provisions of
Article 4 and Sections 7.12 and 7.13, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

    10.4. ENTIRE AGREEMENT. This Agreement, the Exhibits, the Hallmark Disclosure Letter, the CHS Disclosure Letter, the Confidentiality Agreement, dated April 12, 1994, between Hallmark and CHS and any documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect hereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

    10.5. AMENDMENT. This Agreement may be amended by the parties hereto, by action taken by their respective Boards of Directors, at any time before or after approval of matters presented in connection with the Merger by the stockholders of Hallmark and CHS, but after any such stockholder approval, no amendment shall be made which by law requires the further approval of stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

    10.6. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws. Each of Hallmark and CHS hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of Delaware and of the United States of America located in the State of Delaware (the "Delaware Courts") for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Delaware Courts and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in an inconvenient forum.

    10.7. COUNTERPARTS. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

    10.8.  HEADINGS.   Headings of the Articles  and Sections of this  Agreement
are for the convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

    10.9. INTERPRETATION. In this Agreement, unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, and words denoting any gender shall include all genders and words denoting natural persons shall include corporations and partnerships and vice versa.

    10.10. WAIVERS. Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

    10.11. INCORPORATION OF EXHIBITS. The Hallmark Disclosure Letter, the CHS Disclosure Letter and all Exhibits attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

    10.12. SEVERABILITY. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

    10.13. ENFORCEMENT OF AGREEMENT. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any Delaware Court, this being in addition to any other remedy to which they are entitled at law or in equity.

    10.14. SUBSIDIARIES. As used in this Agreement, the word "Subsidiary" when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated, of which such party directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization, or any organization of which such party is a general partner. When a reference is made in this Agreement to Significant Subsidiaries, the words "Significant Subsidiaries" shall refer to Subsidiaries (as defined above) which constitute "significant subsidiaries" under Rule 405 promulgated by the SEC under the Securities Act.

    10.15. MATERIALITY. (a) Without limiting what may constitute, for purposes of this Agreement, a Hallmark Material Adverse Effect, any single event or series of related events that exceeds, or the effect or result of which can reasonably be expected to exceed, individually or in the aggregate, $8,000,000 shall be deemed to be material. In determining whether a representation or warranty of Hallmark is true and correct in all material respects, all references to the word "material" shall be disregarded, and any untruth or incorrectness shall be measured, if measurable as a dollar amount, against the definition of materiality in the preceding sentence or any other determination of materiality.

    (b) Without limiting what may constitute, for purposes of this Agreement, a CHS Material Adverse Effect, any single event or series of related events that exceeds, or the effect or result of which can reasonably be expected to exceed, individually or in the aggregate, $8,000,000 shall be deemed to be material. In determining whether a representation or warranty of CHS or Merger Sub is true and correct in all material respects, all references to the word "material" shall be disregarded, and any untruth or incorrectness shall be measured, if measurable as a dollar amount, against the definition of materiality in the preceding sentence or any other determination of materiality.

    IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.

                                              COMMUNITY HEALTH SYSTEMS, INC.

ATTEST:

By: /s/TYREE G. WILBURN                       By: /s/E. THOMAS CHANEY
    TYREE G. WILBURN                              E. THOMAS CHANEY

                                              COMMUNITY ACQUISITION CORP.

ATTEST:

By: /s/TYREE G. WILBURN                       By: /s/E. THOMAS CHANEY
    TYREE G. WILBURN                              E. THOMAS CHANEY

                                              HALLMARK HEALTHCARE CORPORATION

ATTEST:

By: /s/PETER J. PIZZO, III                    By: /s/ROBERT M. THORNTON, JR.
    PETER J. PIZZO, III                           ROBERT M. THORNTON, JR.

                                   APPENDIX B
              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

Section 262.  Appraisal rights

    (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to the provisions of subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with the provisions of subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a non-stock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a non stock corporation and the words "depositary receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

    (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sections 251, 252, 254, 257, 258, 263 or 264 of this title;

    (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depositary receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either
(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of section 251 of this title.

    (2) Notwithstanding the provisions of subsection (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except (i) shares of stock of the corporation surviving or resulting from such merger or consolidation, or depositary receipts in respect thereof; (ii) shares of stock of any other corporation or depositary receipts in respect thereof, which shares of stock or depositary receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security or an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders; (iii) cash in lieu of fractional shares or fractional depositary receipts described in the foregoing clauses (i) and (ii); or (iv) any combination of the shares of stock, depositary receipts and cash in lieu of fractional shares or fractional depositary receipts described in the foregoing clauses (i), (ii) and (iii) of this subsection.

    (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e), shall apply as nearly as is practicable.

    (d)  Appraisal rights shall be perfected as follows:

    (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with the provisions of this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

    (2)   If the merger or consolidation was approved pursuant to section 228 or section 253 of this title, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

    (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with the provisions of subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

    (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

    (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with the provisions of this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

    (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

    (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and in the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any other state.

    (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all of the shares entitled to an appraisal.

    (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

    (l) The shares of the surviving or resulting corporation into which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                   APPENDIX C
                      FAIRNESS OPINION OF LEHMAN BROTHERS

                        [Letterhead of Lehman Brothers]

                                 June 10, 1994

Board of Directors
Community Health Systems, Inc.
3707 FM 1960 West, Suite 500
Houston, Texas 77068

Members of the Board:

    We understand that Community Health Systems, Inc. (the "Company"), Community Acquisition Corp., a wholly-owned subsidiary of the Company ("Merger Sub"), and Hallmark Healthcare Corporation ("Hallmark") have entered into an Agreement and Plan of Merger dated as of June 10, 1994 (the "Agreement") pursuant to which Hallmark will be merged with and into Merger Sub and each share of common and preferred shares issued and outstanding of Hallmark will be converted into the right to receive shares of common stock of the Company ("the Merger"). The terms and conditions of the Merger are set forth in more detail in the Agreement.

    We have been requested by the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company of the consideration to be paid by the Company in the Merger. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Merger.

    In arriving at our opinion, we reviewed and analyzed the Agreement and certain other information concerning Hallmark and the Company. We reviewed and analyzed the following items concerning Hallmark: (1) publicly avaliable information concerning Hallmark which we believed to be relevant to our inquiry, including its Annual Report on Form 10-K for the year ended June 30, 1993, its Quarterly Report on Form 10-Q for the period ended March 31, 1994, its Proxy Statement for the Annual Meeting of Stockholders held November 23, 1993, and its Prospectus dated November 5, 1993 related to the public offering of $80,000,000 principal amount of 10 5/8% Senior Subordinated Notes due 2003; (2) a trading history of Hallmark's common stock from June 1991 to the present and a comparison of that trading history with those of other companies which we deemed relevant; (3) a comparison of the historical financial results and present financial condition of Hallmark with those other companies which we deemed relevant; and (4) a comparison of the financial terms of the Merger with the financial terms of certain other transactions which we deemed relevant. In addition, we have had discussions with the management of Hallmark concerning its business, operations, assets, financial condition and prospects and undertook such other studies, analyses and investigations as we deemed appropriate.

    We reviewed and analyzed the following items concerning the Company: (1) publicly available information concerning the Company which we believed to be relevant to our inquiry, including its Annual Report on Form 10-K for the year ended December 31, 1993, its Quarterly Report on Form 10-Q for the period ended March 31, 1994, and its Prospectus dated August 4, 1993 related to the public offering of $100,000,000 principal amount of 10 1/4% Senior Subordinated Debentures due 2003; (2) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company; (3) a trading history of the Company's common stock from June 1991 to the present and a comparison of that trading history with those of other companies which we deemed relevant; (4) a comparison of the historical financial results and present financial condition of the Company with those of other companies which we deemed relevant; and (5) the pro forma effect of the Merger on the financial statements of the Company. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, financial condition and prospects and undertook such other studies, analyses and investigations as we deemed appropriate.

    We have assumed and relied upon the accuracy and completeness of the financial and other information used by us in arriving at our opinion without independent verification (including the information provided by Hallmark) and have further relied upon the assurances of the management of the Company that they are not aware of any facts that would make such information inaccurate or misleading. With respect to the financial projections of the Company, including those relating to a range of potential synergies that may result from the Merger, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company, and we have relied on such projections in arriving at our opinion. However, in connection with our review and analysis of Hallmark, we have not had any access to Hallmark's financial projections and strategic plans for 1994 and subsequent years. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of Hallmark or the Company and have not made nor obtained any evaluations or appraisals of the assets or liabilities of Hallmark or the Company. Our opinion is necessarily based upon market, economic, legislative, regulatory (including current reimbursement practices under Medicare and Medicaid programs) and other conditions as they exist on, and can be evaluated as of, the date of this letter. Upon advice of the Company and its accounting advisors, we have assumed that the merger will qualify for pooling-of-interests accounting treatment.

    We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of the rendering of this opinion. We also have performed various investment banking services for the Company in the past (including as lead underwriter for the Company's public offering of $100,000,000 principal amount of 10 1/4% Senior Subordinated Debentures due 2003) and have received customary fee for such services. In the ordinary course of our business, we may trade in the debt and equity securities of the Company and Hallmark for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

    Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be paid by the Company in the Merger is fair to the Company.

    This opinion is solely for the use and benefit of the Board of Directors of the Company and shall not be disclosed publicly or made available to, or relied upon by, any third party without our prior approval; provided, however, that the Company may reproduce this opinion in full in any disclosure document or proxy statement relating to the Merger that the Company must file under the Securities Act of 1993 and distributed to its shareholders. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Merger.

                                          Very truly yours,

                                          LEHMAN BROTHERS

                                   APPENDIX D
                   FAIRNESS OPINION OF MABON SECURITIES CORP.

                     [Letterhead of Mabon Securities Corp.]

                                 June 10, 1994

Board of Directors
Hallmark Healthcare Corporation
300 Galleria Parkway
Suite 650
Atlanta, Georgia 30339

Gentlemen:

    We understand that Hallmark Healthcare Corporation, a Delaware corporation ("HALLMARK" or the "COMPANY"), intends, subject to approval by its Board of Directors, to enter into an Agreement and Plan of Merger substantially in the form delivered to us on June 9, 1994 (the "AGREEMENT OF MERGER") with a newly formed acquisition corporation, a Delaware corporation (the "SUB"), and a wholly-owned subsidiary of Community Health Systems, Inc., a Delaware corporation ("COMMUNITY"), relating to the proposed merger of the Company with and into Sub (which will be the surviving corporation in the merger) (the "MERGER") pursuant to which, among other things: (a) each share of Class A Common Stock, $.05 par value, of Hallmark and each share of Class B Common Stock, $.05 par value, of Hallmark (collectively, the "HALLMARK COMMON STOCK") issued and outstanding immediately prior to the effective time of the Merger shall be converted into the right to receive .97 shares of Common Stock, $.01 par value (the "COMMUNITY COMMON STOCK"), of Community (the "EXCHANGE RATIO");
(b) each share of 25% Participating Cumulative Convertible Redeemable Preferred Stock, $5.00 par value, of Hallmark issued and outstanding immediately prior to the effective time of the Merger shall be converted into the right to receive
5.4 shares of Community Common Stock, and (c) all vested options to purchase Hallmark Common Stock then outstanding under Hallmark's 1993 Stock Option Plan, Long-Term Stock Incentive Plan -- 1989, Stock Incentive Performance Plan -- 1991 and 1991 Directors' Stock Option Plan (as amended) shall be assumed by Community as provided in the Agreement of Merger.

    The Merger is expected to be considered by the stockholders of the Company at a special meeting of stockholders and to be consummated on or shortly after the date of such meeting.

    You have asked for our opinion as to whether the Exchange Ratio is fair to the holders of Hallmark Common Stock from a financial point of view.

    Mabon Securities Corp., as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

    We are familiar with the Company as a result of having provided investment banking services to the Company since 1993. We have also acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Agreement of Merger for which we will receive a fee upon the consummation of the Merger, which fee is in addition to the fee to be paid to us for our services in rendering this opinion.

    In arriving at the opinion set forth below, we have, among other things, with respect to Hallmark: (a) reviewed, from a financial point of view, the Agreement of Merger and the annexes thereto, (b) studied the Annual Reports to Stockholders and Annual Reports on Form 10-K for the years ended June 30, 1991 through 1993 and its interim reports on Form 10-Q and 8-K filed since June 30, 1993;

(c) reviewed certain financial and operating data relating to Hallmark's business and prospects, which information and data management of Hallmark has represented to us as being accurate and, with respect to the prospects of Hallmark, as being reasonable evaluations of Hallmark's prospects; (d) discussed certain financial information and the business and prospects of Hallmark with its senior management; (e) reviewed financial information (both historical and forecast), certain contracts and agreements relating to the business of Hallmark and discussed such financial information and the business and prospects of Hallmark with management of Hallmark; (f) reviewed the reported historical and recent market prices and trading volumes of the Hallmark Common Stock; (g) compared the financial, operating and stock price performance of Hallmark with certain other companies deemed comparable; (h) reviewed the financial terms, to the extent publicly available, of certain other acquisition transactions deemed comparable; and (i) made such other analyses and examinations as we deemed necessary or appropriate. With respect to Community, we have, among other things: (1) studied the Annual Reports to Stockholders and Annual Reports on Form 10-K for the years ended December 31, 1991 through 1993 and its interim reports on Form 10-Q and 8-K filed since December 31, 1993; (2) reviewed certain financial and operating data relating to Community's business and prospects, which information and data management of Community has represented to us as being accurate and, with respect to the prospects of Community, as being reasonable evaluations of Community's prospects; (3) discussed certain financial information and the business and prospects of Community with its senior management; (4) reviewed historical financial information, certain contracts and agreements relating to the business of Community and discussed such financial information and the business and prospects of Community with management of Community; (5) reviewed the reported historical and recent market prices and trading volumes of the Community Common Stock; (6) compared the financial, operating and stock price performance of Community with certain other companies deemed comparable; and (7) made such other analyses and examinations as we deemed necessary or appropriate.

    We have also taken into account our assessment of economic, market and financial conditions generally and within the industry in which Hallmark and Community are engaged.

    We have not independently verified the information concerning Hallmark and Community or other data which we have considered in our review, and for purposes of the opinion set forth below, we have assumed and relied upon the accuracy and completeness of all such information and data. We have not undertaken an independent appraisal of any of Hallmark's assets or those of Community. With respect to the financial forecasts and prospects of each of Hallmark and Community, we have relied on the assurances of the respective managements of Hallmark and Community that certain publicly available forecasts are accurate and that (i) as to the respective forecast, they are unaware of any facts that would make such information incomplete or misleading and (ii) there have been no material adverse developments in the business condition (financial or otherwise) or prospects of Hallmark or Community, respectively, since each company's most recent fiscal year end.

    Our opinion is necessarily based on economic, market and other conditions as they exist, and the information made available to us, as of the date hereof. We disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion which may come or be brought to our attention after the date of this opinion.

    Based on the foregoing, we are of the opinion that the Merger is fair to the holders of Common Stock of Hallmark from a financial point of view.

                                          Sincerely yours,
                                          MABON SECURITIES CORP.

                                          By: /s/ PETER H. BLUM

                                             -----------------------------------
                                              Name: Peter H. Blum
                                             Title: Managing Director

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the DGCL gives corporations the power to indemnify officers and directors under certain circumstances.

    Article VIII  of  Community's  Restated  Certificate  of  Incorporation  and
Article X of Community's By-Laws provide for indemnification of officers and directors to the extent permitted by the DGCL. Community also has policies insuring its officers and directors against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act.

    Article XI of Community's Restated Certificate of Incorporation adopted the provision of Delaware law limiting or eliminating the potential monetary liability of directors to Community or its stockholders for breaches of a director's fiduciary duty of care. However, the provision does not limit or eliminate the liability of a director for disloyalty to Community or its stockholders, failing to act in good faith, engaging in intentional misconduct or a knowing violation of the law, obtaining an improper personal benefit or paying a dividend or approving a stock repurchase that was illegal under section 174 of the DGCL.

    Reference is made to Section 7.12 of the Merger Agreement in which Community has agreed, under certain circumstances, to indemnify the directors and officers of Hallmark against certain liabilities.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    A.  EXHIBITS.


   EXHIBIT
   NUMBER                                                          EXHIBIT
- -------------             ------------------------------------------------------------------------------------------
  10.30           --      Amended and Restated Credit Agreement dated as of August 24, 1994 among Community Health
                          Systems, Inc., the lenders named therein, NationsBank of Tennessee, N.A., as
                          Administrative Agent, and First Union National Bank of North Carolina, as Co-Agent and
                          Issuing Bank.
  10.30.1         --      Credit Agreement dated as of August 24, 1994 among Community Health Systems, Inc., the lenders named therein, NationsBank of Tennessee, N.A., as Administrative Agent, and First
                          Union National Bank of North Carolina as Co-Agent.


ITEM 22.  UNDERTAKINGS

    (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (b) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

    (c) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the

Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.

    (f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

                                   SIGNATURE


    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on August 26, 1994.


                                          COMMUNITY HEALTH SYSTEMS, INC.


                                          By          E. THOMAS CHANEY*


                                             -----------------------------------
                                                      E. Thomas Chaney
                                                PRESIDENT AND CHIEF EXECUTIVE
                                                           OFFICER

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Deborah G. Moffett, T. Mark Buford and Alan Jacobs, and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the date or dates indicated.



                      SIGNATURE                                       CAPACITY                       DATE
- ------------------------------------------------------  ------------------------------------  -------------------

                       E. THOMAS CHANEY*                President and Chief Executive
     -------------------------------------------         Officer and Director
                   E. Thomas Chaney                      (Principal executive officer)
                      DEBORAH G. MOFFETT*
     -------------------------------------------        Vice President -- Finance
                  Deborah G. Moffett                     (Principal financial officer)
                         T. MARK BUFORD*                Vice President and Corporate
     -------------------------------------------         Controller (Principal accounting
                    T. Mark Buford                       officer)
                     RICHARD E. RAGSDALE*
     -------------------------------------------        Director
                 Richard E. Ragsdale
                   THOMAS P. COOPER, M.D.*
     -------------------------------------------
                Thomas P. Cooper, M.D.                  Director                              August 26, 1994
                        M. RAY FERGUSON*
     -------------------------------------------        Director
                   M. Ray Ferguson
                 GEORGE O. JOHNSON, Ph.D.*
     -------------------------------------------        Director
               George O. Johnson, Ph.D.
                         DAVID L. STEFFY*
     -------------------------------------------        Director
                   David L. Steffy
                  *By /s/ALAN JACOBS
       ---------------------------------------
                     Alan Jacobs
                   ATTORNEY-IN-FACT

                               INDEX TO EXHIBITS


                                                                                                                TOTAL OF
                                                                                                              SEQUENTIALLY
   EXHIBIT                                                                                                      NUMBERED
   NUMBER                                               DESCRIPTION OF EXHIBIT                                   PAGES
- -------------             ----------------------------------------------------------------------------------  ------------
  10.30           --      Amended and Restated Credit Agreement dated as of August 24, 1994 among Community
                          Health Systems, Inc., the lenders named therein, NationsBank of Tennessee, N.A., as Administrative Agent, and First Union National Bank of North Carolina, as
                          Co-Agent and Issuing Bank.
  10.30.1         --      Credit Agreement dated as of August 24, 1994 among Community Health Systems, Inc., the lenders named therein, NationsBank of Tennessee, N.A., as Administrative
                          Agent, and First Union National Bank of North Carolina as Co-Agent.